
05049424

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

PE 3/31/05

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March, 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

ITEM 1

RBS

The Royal Bank of Scotland Group

Annual Report and Accounts 2004



Profit before tax up **14%**







Total income up **18%**

Adjusted earnings per share up **10%**




RBS
RBS



Dividend up **15%**



www.rbs.com

Make it happen

The Royal Bank of Scotland was founded in Edinburgh in 1727.

By 1900 it had over 130 branches in Scotland and had opened its first branch in London. During the 1920s and 30s it established a significant presence in England through the acquisition of Glyn, Mills and Williams Deacon's. By 1970, having merged with the National Commercial Bank of Scotland, it was the leading bank in Scotland, with over 700 branches.

During the 1980s RBS diversified its business, pioneering the direct distribution of motor insurance through the establishment of Direct Line in 1985, and entering US banking in 1988 with the acquisition of Citizens Bank of Rhode Island.

In the 1990s RBS re-engineered its retail banking business, removing processing activities from branches, and segmenting the Bank's customers and associated service propositions. Over the same period RBS developed and implemented its multi-brand, multiple channel strategy, launching direct banking in 1994, and the UK's first comprehensive internet banking service in 1997, together with financial services operations in partnership with Virgin and Tesco in the same year.

In 2000 RBS successfully completed the £21 billion acquisition of NatWest, the biggest takeover in British banking history, creating a Group with over 20 million customers, £400 billion assets and 110,000 employees worldwide. The NatWest integration was completed successfully in February 2003, with the original targets for cost savings and revenue benefits exceeded.

Since the acquisition of NatWest, RBS has continued to grow the business through the combination of strong organic growth and acquisitions. In the US, Citizens' footprint has been expanded from New England into the Mid-Atlantic states through the acquisition of the Mellon Bank regional franchise, and into the Midwest though the acquisition of Charter One, completed in 2004. Citizens is now one of the top ten US commercial banking organisations by deposits. In insurance, the acquisition of Churchill broadened the product and distribution channel capabilities of Direct Line and created the second largest general insurer in the UK. In corporate banking, RBS has entered the US, Continental European and Asia Pacific markets.

Make it happen

Highlights of 2004

- Income up 18% to £22.8 billion
- Cost:income ratio improved from 42.6% to 40.8%
- Profit before tax, goodwill amortisation and integration costs up 15% to £8.1 billion
- Profit before tax up 14% to £6.9 billion
- Adjusted earnings per share rose by 10% to 172.5p
- Final dividend of 41.2p giving a total for the year of 58.0p per share, up 15%

Contents

01 Group review

Divisional review

Divisional review

Corporate responsibility

Corporate responsibility

Report and accounts

Report and accounts

Financial highlights

- Profit before tax, goodwill amortisation and integration costs up 15%
- Profit before tax up 14%
- Final dividend of 41.2p giving a total for the year of 58.0p per share, up 15%
- Total shareholder return close to 100% over the last five years

Income (£m)


12,359
14,569
17,016
19,281
22,754
2000 proforma
2001
2002*
2003*
2004

The Group's total income grew by 18% to £22,754 million in 2004.

Adjusted cost:income ratio (%)


51.9
45.3
44.2
42.6
40.8
2000 proforma
2001
2002*
2003*
2004

The Group's cost:income ratio in 2004 improved to 40.8% from 42.6% in 2003. The cost:income ratio is based on operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income.

Profit before tax, goodwill amortisation and integration costs (£m)


4,401
5,778
6,540
7,068
8,101
2000 proforma
2001
2002*
2003*
2004

The Group's profit before tax, goodwill amortisation and integration costs increased by 15% to £8,101 million in 2004.

Profit before tax (£m)


3,327
4,252
4,852
6,076
6,917
2000 proforma
2001
2002*
2003*
2004

The Group's profit before tax, rose by 14% to £6,917 million in 2004.

*2002 and 2003 have been restated following the implementation of FRS 17.

proforma results assume acquisition of NatWest on 1 January 2000.

Total shareholder return


250
200
150
100
50
0
Index
1999
2000
2001
2002
2003
2004
RBS
FTSE 100
31 December 1999 = 100
Source: Datastream

Adjusted earnings per share (pence)


101.8
127.9
146.3
157.2
172.5
2000 proforma
2001
2002*
2003*
2004

Earnings per share increased by 10% to 172.5p for 2004, adjusted for goodwill amortisation and integration costs, and in 2001 – 2003 for the AVS dividend.

At the end of 2004 The Royal Bank of Scotland Group was the world's 5th largest banking group, with a market capitalisation of £56 billion.

Our three principal areas of operation are the UK, US and Europe. In each of these the scale of our businesses has significantly grown over the past five years through strong organic growth and acquisitions. We are also expanding our activities in the increasingly important Asia Pacific region.

The bulk of both our income and assets continues to be in the UK, although the US and Europe are making a growing contribution.

The number of people we employ and the number of customers buying banking products and financial services from the Group are growing in the UK and internationally. We now employ 137,000 people worldwide (on a full time equivalent basis).

Dividend per ordinary share (pence)


33.0
38.0
43.7
50.6
58.0
2000 2001 2002 2003 2004

The directors have recommended a final dividend of 41.2p which, when added to the interim dividend of 16.8p, makes a total for 2004 of 58.0p, an increase of 15%.

Market capitalisation (£bn)


42.4
47.3
43.2
48.8
55.6
2000 2001 2002 2003 2004

The Group's market capitalisation at 31 December 2004 was £55.6 billion compared with £48.8 billion a year earlier.

Geographic analysis: Income


1
7
15
77

	%
UK	77
US	15
Europe	7
Rest of World	1

Geographic analysis: Employees


1
5
19
75

	%
UK	75
US	19
Europe	5
Rest of World	1

Chairman's statement

In 2004 we maintained the momentum of our good performance of recent years. We achieved strong organic growth across our activities. In addition, through various acquisitions, we strengthened our existing businesses outside the UK and established additional options for future growth.

Financial performance

In 2004 the Group profit before tax, goodwill amortisation and integration costs increased by 15% to £8,101 million (2003 – £7,068 million). Total income grew by 18% to £22,754 million (2003 – £19,281 million), while operating expenses grew by only 13% to £9,662 million (2003 – £8,524 million). The 2003 results have been restated following the implementation of FRS 17.

Dividends

The Board has recommended a final ordinary dividend for the year of 41.2p per share which, with the interim dividend of 16.8p per share, makes a total for the year of 58.0p per share, an increase of 15%. The total amount payable to shareholders in the form of ordinary dividends for 2004 is £1,837 million.

Staff profit sharing

Due to the strong financial performance of the Group, we have again set the staff profit share for the year at 10% of basic salaries.

Acquisitions

During 2004 we strengthened our activities outside the UK through several acquisitions.

In the United States, we acquired Charter One, which enabled Citizens to extend its franchise into six adjacent states. We completed the acquisition of Roxborough Manayunk Bank, in Pennsylvania, which had been announced in 2003, and also acquired the credit card business of People's Bank and the merchant acquirer Lynk Systems, Inc.

In Continental Europe we acquired Bibit, the internet payment specialist. In Ireland, we completed the acquisition of First Active, announced in 2003.

Board of directors

At the forthcoming annual general meeting in April 2005, Sir Angus Grossart and Lord Vallance will retire from the Board, after 19 and 12 years service respectively. Both Vice-chairmen have served the Board extremely well during a period of unparalleled development of our Group. Their contribution, wisdom and guidance has been greatly valued, and their experience through the ups and downs of economic cycles will be missed.

Iain Robertson, Chairman of Corporate Banking & Financial Markets, will also retire at the annual general meeting. I recruited Iain to the bank 13 years ago, and in this period he created what is, in my opinion, the UK's best corporate relationship bank and increased its contribution to our profits some 50 fold.

I would also like to acknowledge the excellent service of Norman McLuskie who retired from the Board in August 2004 as Chairman, Retail Direct. Norman joined the Group in 1982 and was appointed an executive director in 1992. He was a valued member of my senior team and held a number of key positions, including Deputy Chief Executive, UK Bank.

Emilio Botin and Juan Inciarte, both directors of SCH, resigned from the Board in November 2004, having served for over 15 and 9 years respectively. I would like to pass on my personal thanks for their contribution which has brought an extra dimension to Board discussions. During their Board membership a highlight of our strategic alliance with SCH, which began in 1988, was its financial support of the Group's successful acquisition of NatWest in 2000.

In September 2004, three new non-executive directors were appointed. Archie Hunter was formerly Scottish senior partner of KPMG, Bud Koch was formerly chairman, president and chief executive officer of Charter One Financial, Inc., and Joe MacHale was formerly a senior executive with JP Morgan. Each of our new directors bring with them the experience to further strengthen the Board.

Outlook

Economic growth during 2004 was strong in virtually all of the economies in which we operate, and this trend is expected to continue in 2005, though at a slightly lower rate.

We remain confident that the strength, diversity and flexibility of our business will enable us to continue to deliver superior performance for our shareholders.

Sir George Mathewson, Chairman



Group profile

We continue to seek new opportunities to build and broaden the Group's business in the UK, US, Europe and Asia Pacific.

United Kingdom

CBFM
Retail Banking
Retail Direct
Manufacturing
Wealth Management
RBS Insurance
Ulster Bank

	2004
Income (£bn)	17.5
Operating profit (£bn)	5.6
Loans to customers (£bn)	233
Deposits by customers (£bn)	200
Employees	103,000

US

CBFM
Retail Direct
Citizens

	2004
Income (£bn)	3.5
Operating profit (£bn)	1.7
Loans to customers (£bn)	73
Deposits by customers (£bn)	67
Employees	26,000

Europe


CBFM
Retail Direct
Manufacturing
Wealth Management
RBS Insurance
Ulster Bank

	2004
Income (£bn)	1.6
Operating profit (£bn)	0.7
Loans to customers (£bn)	36
Deposits by customers (£bn)	15
Employees	7,000

Asia Pacific


CBFM
Wealth Management

	2004
Income (£bn)	0.2
Operating profit (£bn)	0.1
Loans to customers (£bn)	3
Deposits by customers (£bn)	3
Employees	1,000

TOTAL	2004
Income (£bn)	22.8
Operating profit (£bn)	8.1
Loans to customers (£bn)	345
Deposits by customers (£bn)	285
Employees	137,000



Corporate Banking & Financial Markets

Chief Executive
Johnny Cameron

Geography
UK, US, Europe and Asia Pacific

Corporate Banking & Financial Markets (CBFM) is the leading corporate bank in the UK, providing banking services and integrated financial solutions to medium-sized and large businesses.

CBFM is also a major provider of financing and risk management solutions to international corporate and institutional clients through operations across Europe, the US and Asia Pacific.

With all clients, CBFM focuses on building long-term relationships and meeting their specific needs.

In 2004 CBFM continued to grow in the UK whilst expanding its operations in other markets.

Market data

- Serves over 95% of the FTSE 100
- Serves over 75% of the FTSE 250
- Serves 60% of Fortune 100 companies in the US
- Banking relationships with over 90% of the Dow Jones Eurostoxx 50
- No.1 Bookrunner of European leveraged loans
- No.1 Global Agent for traditional US dollar cross-border private placements
- No.1 provider of sterling FX and interest rate derivatives
- No.1 for US government bond sales, RBS Greenwich Capital
- Top 3 for global currency options
- No.4 Bookrunner for Syndicated Loans in Europe, Middle East & Africa, up from No.7 in 2003
- Top 5 globally for FX


RBS
angel



Retail Banking

Chief Executive
Benny Higgins

Geography
UK

Through two of the UK's best-known banking brands, The Royal Bank of Scotland and NatWest, Retail Banking has the largest network of bank branches and ATMs in the UK. It offers a wide range of banking, financial, insurance, life assurance and pension products through branches, direct banking and the internet. It is the leading bank for students and for small business customers. During 2004 Retail Banking continued to expand its customer base and grow its loan portfolio, particularly in mortgages and deposits.

Market data

- Largest retail network in the UK
- 2,273 branches
- Over 4,600 Natwest and Royal Bank of Scotland ATMs
- Over 14 million personal customers
- Largest provider of banking services to small and medium sized enterprises (SMEs) in the UK
- Over 1.1 million business customers


NatWest



Retail Direct

Chief Executive
Chris Sullivan

Geography
UK, US and Europe

Retail Direct has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking. It offers a comprehensive range of credit and charge cards through The Royal Bank of Scotland, NatWest and other brands, including MINT. Other products and services are offered to consumers through Tesco Personal Finance, The One account, First Active, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline it is the leading merchant acquirer in the UK and Europe, and ranks 4th globally. Retail Direct also offers credit card issuing and acquiring services in the US and Europe, and a range of consumer finance products in Continental Europe.

Market data

- Almost 19 million customer accounts
- Nearly 15 million credit card and storecard accounts
- Over 2 million customer accounts in Europe





Manufacturing

Chief Executive
Mark Fisher

Geography
UK and Europe

Manufacturing's diverse range of services supports the customer facing operations of the Group's multiple brands. It provides customer support via telephony, account management, lending, mortgage processing and money transmission.

Group Technology continually develops and maintains the infrastructure and technology that supports the branches, ATMs and internet banking for customers of CBFM, Retail Banking, Retail Direct, Wealth Management and RBS Insurance.

Purchasing is responsible for the vast majority of purchasing undertaken by the Group, leveraging its scale to maximise cost efficiencies.

The Group's property portfolio is managed, maintained and refurbished by Manufacturing which also oversees the property investment programme.

Market data

- No.1 in UK for cheque payments
- No.1 in UK for Bank Automated Clearing System (BACS) transactions
- No.1 in UK for Clearing House Automated Payment System (CHAPS) transactions
- Runs the UK's largest ATM network


NatWest
DIRECT
TESCO
life
insurance

RBS



Wealth Management

Chief Executive
Gordon Pell

Geography
UK, Europe, Asia Pacific and offshore locations

Wealth Management provides services to clients through premier brands in UK private banking and UK offshore banking, and through a network of more than 50 offices globally. Coutts, Adam & Company and Coutts Bank von Ernst in Switzerland offer private, corporate and expatriate client services including banking, wealth management, investment management, financial planning and trust and fiduciary services. The offshore banking business offers retail banking services to local and expatriate customers and corporate banking and treasury services to corporate, intermediary and institutional clients.

Market data

- Premier UK private banking brand
- Over 100,000 private banking customers
- Third largest foreign-owned bank in Switzerland
- A leading player in offshore banking in the UK
- 170,000 offshore customers





RBS Insurance

Chief Executive
Annette Court

Geography
UK and Europe

RBS Insurance is the second largest general insurer in the UK. It sells and underwrites general insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK.

Market data

- Second largest general insurer in the UK
- No.1 for UK motor insurance
- No.2 for UK home insurance
- Over 22 million in-force policies
- Over 8 million UK motor policies
- Over 5 million UK home policies
- Largest tele-direct motor insurer in Spain
- Over 1.6 million international motor policies





Ulster Bank

Chief Executive
Cormac McCarthy

Geography
Ireland

Ulster Bank is the third largest bank in Ireland. During 2004 Ulster Bank completed the acquisition of First Active, which strengthened its position in the Republic of Ireland and enhanced its capabilities in mortgages. Ulster Bank provides a full range of banking and financial products and services, for personal customers and corporates, via branches, telephone and the internet.

Market data

- Third largest bank in the Republic of Ireland
- Largest bank in Northern Ireland
- 1.5 million personal and business customers
- 300 branches and business outlets
- No.2 for mortgages in the Republic of Ireland


Ulster Bank
First Active



Citizens

Chairman, President and Chief Executive Officer
Larry Fish

Geography
New England, Mid-Atlantic and Midwest regions of US

Citizens is now the eighth largest banking organisation in the US by deposits. The acquisition of Charter One in 2004 enabled it to expand into six adjacent states in the northeastern and midwestern US. Citizens offers personal banking, residential mortgages and home equity loans, and a wide variety of commercial banking services, through its growing network of city centre, local and supermarket branches.

Market data

- Eighth largest commercial banking organisation in the US ranked by deposits
- Third largest supermarket bank in the US
- No.2 US Small Business Administration lender
- 4.8 million personal and business customers
- Retail presence in 13 states and products and services available in over 30 states
- Over 1,100 traditional bank branches
- Nearly 500 in-store branches
- Over 2,800 ATMs


Citizens Bank
Charter One

Corporate Banking & Financial Markets

- Profit contribution £4,265 million (2003 – £3,620 million)
- Total income up 12%
- Profit up 18%


Rue Bourbon
Bourbon
COMMUNITY'S
CC'S
COFFEE
BELLSOUTH

BellSouth. Enabling new leadership in the US wireless industry: in 2004 RBS Greenwich Capital provided BellSouth, a Fortune 100 communications services company, with financing advice for Cingular's acquisition of AT&T Wireless – creating the biggest wireless carrier in the United States. Acting as joint bookrunner, RBS Greenwich Capital placed US$1.5 billion of securities across the US, European and Asian markets.

Make it happen


RBS
NatWest

Corporate Banking & Financial Markets (CBFM) provides banking services and integrated financial solutions to corporate and institutional customers in the UK and around the world through its presence in the major financial centres across the globe.

»»» We are committed to developing long-term relationships with our clients and providing solutions that are targeted at meeting their specific needs.

»»» CBFM's extensive product range includes cash and liquidity management and comprehensive debt, risk management and treasury services. Debt services include overdraft, bilateral and syndicated lending and primary bond issuance, trade finance and asset finance, and through our Structured Finance business, structured, property and acquisition finance, project and infrastructure finance (including PPP/PFI). Risk management and treasury services include global interest rate derivatives trading, corporate, institutional and sovereign debt trading, futures brokerage, foreign exchange, money markets, currency derivative and rate risk management services.

»»» Operating through three principal businesses – Core Corporate Bank, Structured Finance and Financial Markets – CBFM focuses on addressing client needs in two broad groupings: banking services for UK businesses, and banking services for global corporates and institutions.

Banking services for UK businesses

»»» In the mid-market, in the UK, CBFM serves the full spectrum of corporate and commercial customers and is the UK's No.1 corporate relationship bank, with 33% market share.

»»» CBFM is also the market leader in large corporate banking in the UK, with relationships with over 95% of the FTSE 100, and over 75% of the FTSE 250. It has well established and rapidly expanding corporate and institutional client franchises in Continental Europe, North America and in selected markets in Asia Pacific.

»»» As the UK market leader in the provision of corporate banking services, CBFM provides a full range of traditional banking services through 1,500 relationship managers in 150 offices across the country and offers additional products and services through a number of business areas that are tailored to different client needs.

»»» In a highly competitive market, CBFM achieved strong growth in its core UK mid-market business. We have broadened and deepened our product range to be as relevant as possible to our customers. We have enhanced our service model to ensure our relationship managers spend more time with them, understanding their businesses and addressing their domestic and international needs, and less time undertaking administrative tasks.

»»» Amongst our specialist businesses, Lombard is the leading provider of asset finance to UK businesses, catering for a wide range of financing options ranging from traditional hire purchase, leasing and contract hire through to complex, bespoke solutions.

»»» RBS Commercial Services (RBSCS) is the largest invoice discounting business in the UK. RBSCS provides financing of debtors and stock, credit control services and bad debt protection for customers to cover against debtor default.

»»» CBFM's integrated approach ensures that customers also benefit from the full range of capabilities in the Structured Finance and Financial Markets businesses.

RBS is the fastest growing corporate relationship bank in Europe. CBFM has relationships with 80% of the CAC 40, the largest companies in France. In Germany we have relationships with more than 75% of the DAX 30 companies.



Transmanche Ferries: Transmanche Ferries operates cross-channel ferries between the Seine Maritime region of France and the south coast of England, carrying both trade and tourists. Our Corporate Banking team in Paris joined forces with a series of specialist teams from across Europe to arrange the €100 million credit facility to allow Transmanche to purchase two new state-of-the-art ferries.

Make it happen



Examples of our delivery to clients in 2004 include:

⏩⏩⏩ With a groundbreaking finance structure, we were able to act as Sole Bookrunner and Mandated Lead Arranger for the £530 million debt package supporting the secondary buyout of Baxi, one of the leading providers of heating products and services in Europe.

⏩⏩⏩ We provided Songbird Estates plc, a special purpose acquisition vehicle, with £901 million of acquisition financing for their purchase of Canary Wharf Group plc.

⏩⏩⏩ We acted as Lead Arranger for award winning care and services provider Barchester Healthcare in their £525 million acquisition of nursing home group, Westminster Healthcare.

⏩⏩⏩ We provided an export loan facility for Hammersmith-based XPAP Recycling Ltd, an exporter of pulp from the UK and Europe to SE Asia.

⏩⏩⏩ In the voluntary sector CBFM has provided ongoing assistance to Acevo – the professional organisation for voluntary sector chief executives that seeks to influence national policy concerning the charities sector.

Banking services for Global Corporates and Institutions

⏩⏩⏩ A key feature of CBFM in the global debt/financing markets is our focus on long-term relationships, backed by our strong balance sheet and suite of value-added product capabilities.

⏩⏩⏩ CBFM currently has relationships with over 90% of the Dow Jones Eurostoxx 50 index of leading European companies and we have made excellent progress developing relationships across Europe. In addition to growing operations in France, Germany, Spain and Italy, we are the leading property leasing company in the Nordic region. Our new branch in Stockholm offers a broad range of CBFM products to Scandinavian clients. In each of these countries we aim to be the top non-domestic corporate bank.

⏩⏩⏩ In the US, CBFM is successfully deploying the same relationship-led approach that is used in the UK and Continental Europe to progressively build the business. During 2004 we launched a new corporate bonds business that builds on our industry-leading US government bonds and asset-backed securities operations at RBS Greenwich Capital.

⏩⏩⏩ CBFM has been building its presence in selected markets in Asia Pacific as well as growing the business in Australia where we now offer a wide range of products to both corporate and institutional customers. In 2004 we opened branches in Australia and Shanghai and gained approval for new offices in Korea and Labuan, Malaysia.

⏩⏩⏩ Structured Finance has expertise in specialised financing around the globe. In Europe we are the market leader as an arranger of project finance, property finance, and acquisition finance, working particularly closely with the growing number of private equity sponsors. We are now seeing very good growth in these businesses in the US as well. We are also a leading European asset finance provider, particularly in trains and aircraft, through Angel Trains and RBS Aviation Capital.

⏩⏩⏩ Financial Markets has continued to grow in sterling, US dollar and euro bond markets and over the last two years RBS has been the fastest growing player in the euro bond market, providing further evidence of RBS's position as a global force in the bond markets. Our foreign exchange business, where we are now one of the market leaders, is ranked 5th in the world.

Deals undertaken in 2004 include:

⏩⏩⏩ RBS was Joint Bookrunner and Liquidity Provider for Aviva's £418.5 million UK equity release mortgage securitisation, a new fast-growing sector in the UK mortgage market.

For the last five years RBS has been the leading provider of banking services to UK businesses with a current market share of 33%.

Shire Foods
Shire Foods, creators of "Football's Famous Chicken Balti Pies", now supply over 60 football clubs. Commercial Banking provided £3.7 million of property and leasing finance for a new production facility in Leamington Spa.


BALTI PIES


RBS


RBS
The Royal Bank of Scotland


mel
Secure Systems Ltd




RBS

Pendragon
Pendragon is the UK's leading motor vehicle retailer. Selling a wide range of marques from Porsche to Ford, it turned to our Midlands Corporate Banking team as Joint Mandated Lead Arranger for a £450 million Syndicated Facility.


YVV 811


Lombard

Mel Secure Systems
Mel Secure Systems is one of the UK's leading providers of wireless CCTV technology. Commercial Banking and RBS Commercial Services helped finance a move to new premises and provided factoring facilities.


Make it happen

Make it happen


lombard
angel

⏩⏩⏩ We were the only bank to be appointed on every sterling bond transaction that Network Rail executed in 2004. These included a £2.25 billion deal, the largest ever single tranche sterling bond issue outside the gilt market.

⏩⏩⏩ With the role of Joint Bookrunner and Joint Lead Manager, we provided Lloyd's of London with a debut subordinated issue, the first time Lloyd's have raised funds in the bond market in their 300+ year history.

⏩⏩⏩ The strength of our UK/German links was demonstrated when RBS was awarded the biggest banking tender in the UK corporate marketplace in 2004 when gaining the sole UK transmission banking contract for RWE Group AG, one of Europe's largest utility groups.

⏩⏩⏩ In Italy, we acted as Joint Bookrunner for the €1.3 billion senior notes offering for Lighthouse S. A. guaranteed by Seat Pagine Gialle. The transaction was the largest ever single tranche high yield bond issued in the European market and was named High Yield Deal of the Year by Credit Magazine.

⏩⏩⏩ We acted as Bookrunner and Mandated Lead Arranger in the €4.5 billion financing of Auna Group, the second largest telecommunications group in Spain. The deal was the largest structured syndicated transaction in Spain in 2004.

⏩⏩⏩ We acted as a Joint Bookrunner for Wal-Mart, the largest retailer in the world, in a £1 billion sterling bond issue, equal to the largest ever long-dated corporate bond issue.

⏩⏩⏩ We completed our first securitisation-related transaction in South Korea – a US$100 million warehouse loan for Samsung Card Co.

⏩⏩⏩ We were Financial Adviser and Bookrunner for the record-breaking US$7.63 billion Qatargas II project financing, which provided funds for the development of offshore and liquefaction facilities in Qatar as well as an LNG import terminal in South Wales. Qatargas II was voted EMEA gas deal of the year by PFI Magazine.

⏩⏩⏩ In the United States we held the role of Joint Lead Arranger in the leveraged buyout of Mandalay Resort Group by MGM MIRAGE. At US$7 billion, the friendly acquisition was the largest leveraged deal of 2004.

Selected Awards

⏩⏩⏩ Best Mid-Market Debt Provider in Europe 2004
European Venture Capital Journal

⏩⏩⏩ World's Best Project Finance House
Euromoney

⏩⏩⏩ Best Global Bank
Project Finance International

⏩⏩⏩ Best Senior Debt Provider in Europe (for the 4th year running)
Private Equity International

⏩⏩⏩ Best cross border securitisation, for Korea First Bank
Finance Asia

⏩⏩⏩ Bank of the Year: RBS Greenwich Capital
Real Estate Finance Investment's CMBS Awards

⏩⏩⏩ Ranked No.1 for sterling swaps for 12 consecutive years
Risk Magazine

Retail Banking

- Profit contribution £3,279 million (2003 – £3,170 million)
- Total income up 6%
- Profit up 3%

Student Banking. Access to cheap train travel is high on the priority list for many students across the UK. So offering a free Young Persons Railcard giving 30% off most rail fares for 5 years has proved a popular addition to NatWest's student banking service. NatWest was once again the No.1 bank for students in 2004, increasing its market share of first year students in England and Wales from 25% to 42%.

Make it happen



Retail Banking has the largest network of bank branches and ATMs in the UK, and is the leading bank for small business customers. During 2004 Retail Banking expanded its customer base, grew its loan portfolio, particularly in mortgages, and increased its deposits. Retail Banking increased its total income by 6% to £4,742 million.

»»» Retail Banking increased its personal customers by 268,000 (2%) and its personal current accounts by 291,000 (3%) in 2004. Retail Banking was particularly successful in recruiting youth and student accounts. Retail Banking also maintained its leading market share of small business customers.

»»» Average loans and advances to customers grew by 17%. Average mortgage balances increased by 21%, personal loans by 14% and small business loans by 13%. Average customer deposits grew by 8%.

Customer service
»»» We continue to provide our customers with a choice of ways to contact us, including telephoning the branches direct.

»»» Royal Bank of Scotland is rated number one for overall customer satisfaction in Scotland.

»»» NatWest is the number one bank for students. Of first year students in England and Wales, 42% chose to open an account with us, compared with 25% last year.

»»» Our internet banking service continues to see strong growth. Active customer numbers are up 39% on 2003, and the number of customers applying to use the service rose by 41%. The average daily volume of internet payments rose by 49% in 2004.

»»» Royal Bank of Scotland launched its thirteenth mobile banking service in August, serving 20 villages near Helensburgh. Our mobile banks now serve more than 300 rural communities in Scotland.

»»» We have stepped up our efforts to protect our customers from increasingly sophisticated attempted frauds. We have introduced new processes to make it easier for customers to report suspected fraudulent activity on their accounts, and improved protection against wrongful transfer of funds.

»»» Our new mortgage processing system has improved the efficiency and quality of our service. This is reflected in the numerous awards we have won for our mortgage services.

Retail Banking provides a wide range of financial products and services to both the personal and small business markets through a combination of its branches, telephone banking, the internet and its network of ATMs.


Make it happen.

Current Bank Account. James Walker, a sprightly 76 year old enjoys, amongst other hobbies, hand painting table cloths. He has taken advantage of a range of our retail banking products available in his local branch in Edinburgh, including an interest bearing current account and a deposit and interest savings tracker account.



▸▸▸ A new system of screen prompts enables our branch and telephone banking staff to identify products or services that are directly relevant to our customers' financial needs. These prompts help us to spot ways of saving our customers money – one customer in four has expressed interest in pursuing the conversation.

Products

▸▸▸ Our new Offset Banking Service allows both NatWest and Royal Bank of Scotland customers to set their current and savings account balances against a mortgage. This saves interest and shortens the life of the mortgage. Unlike other banks, we offer the Offset Service to small businesses as well as personal customers.

▸▸▸ Over 70,000 customers have signed up for the Royalties Premier Account, which combines all the features of a current account with a range of services to save them time and money. The benefits include a personal travel adviser, home emergency service, worldwide family travel insurance and discounts on a wide range of books, DVDs, restaurants and financial services.

▸▸▸ Customers can now top up their mobile phones through our 4,600 NatWest and Royal Bank of Scotland ATMs. Customers simply insert their cash card and select the "mobile phone top-up" option to credit their prepay phones. 1.2 million transactions have taken place since the service was launched in April 2004.

Business customers

▸▸▸ We helped our business customers to grow with total lending up 11% in 2004. Customer balances in our competitive range of deposit products grew by 7%.

▸▸▸ The Flexible Business Loan, launched in August, is a market-leading product which allows customers to customise their loan. They can pick the options that suit them best at the start of the loan, and then change them if their circumstances alter.

▸▸▸ NatWest and Royal Bank of Scotland lent £546 million last year to small businesses based in the most deprived areas of the UK.

▸▸▸ Mentor, our small business advice service, saw a 49% increase in net income. Significant improvements in our service offering and stronger relationships with our Business Relationship Manager networks helped to increase our customer base by 44%.

▸▸▸ Royal Bank of Scotland's Agricultural Services team have offered their general farm insurance product in conjunction with Farmweb insurance brokers for their first full year during 2004. This product can be tailored to meet the individual needs of farm businesses under one policy, including an increasing range of diversification activities.

Retail Banking places customer service at the heart of its strategy, measuring and improving its delivery on a continuous basis.

Branch Network
Alan Bembridge with his dog Henry is a regular visitor to Derby's St Peter Street branch, one of over 2,200 branches in the Group. We are able to supply him with letters, brochures and statements in both large print and braille.






Apply for
NatWest
Speak to us in branch




NatWest


The Royal Bank of Scotland

Offset Mortgage
An offset mortgage from his local branch of The Royal Bank of Scotland has provided James Sheriff with the financial flexibility he needed to realise his dream of flying.



Business Customer
SJ Solicitors in Ilford is a NatWest business banking customer. Our flexible business loan offers them a range of payment options and the ability to match their outgoings with available cash flow.


NatWest
Business Banking


The Royal Bank of Scotland

Make it happen


NatWest

Awards

▸▸▸ NatWest
- Best Bank for a record eleventh time
- Best Offset Lender

Your Mortgage Magazine Awards

▸▸▸ Royal Bank of Scotland
- Best 100% mortgage lender

Your Mortgage Magazine Awards

▸▸▸ NatWest
- Five Star Service award in the Mortgage Lenders and Packagers category
- Most Improved Mortgage in the Mortgage Lenders and Packagers category

Financial Adviser Service Awards

▸▸▸ NatWest
- Best Direct Mortgage Provider (for the fifth time)
- Best Direct Business Banking Provider

▸▸▸ Royal Bank of Scotland
- Best Direct Banking Provider (our fourth consecutive win)
- Best Online Business Banking Provider

Your Money Direct Awards

▸▸▸ Royal Bank of Scotland – Best Current Account Provider (voted by readers for the second year running)

Personal Finance Magazine

▸▸▸ Royal Bank of Scotland voted Remortgage Lender of the Year.

Financial Adviser Mortgage Awards

▸▸▸ Royal Bank of Scotland named Mortgage Lender of the Year.

Mortgage Strategy

▸▸▸ Royal Bank of Scotland voted Best Provider of Commercial Mortgages for Small Businesses.

Mortgage Introducer Magazine

Retail Direct

- Profit contribution £1,040 million (2003 – £881 million)
- Total income up 16%
- Profit up 18%


RBSLynk

Lynk. Lynk Systems of Atlanta was acquired by RBS during 2004. Lynk provides electronic payment, cash dispensing and e-commerce services across the US to over 75,000 merchants. Already a top 4 global player through Streamline, RBS now has access to the world's largest credit card market and the opportunity to offer state of the art technology to its business customers in Citizens, Charter One and RBS Corporate Banking. The City of Boston is both a Citizens and Lynk customer.

Make it happen



Retail Direct has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking. During 2004 Retail Direct built on its position, through its range of strong brands and direct channels, and expanded its activities outside the UK. Retail Direct increased its total income by 16% to £2,129 million.

During 2004 Retail Direct increased its total customer accounts by 14% to 18.9 million. Retail Direct achieved organic growth in its credit card, personal loan and mortgage customers, and in its merchant acquiring relationships. Retail Direct also increased its customer base through acquisitions in the Netherlands and the US.

Average loans to customers grew by 19%. Average card balances grew by 24%, reflecting the launch of the MINT card and the acquisition of the credit card business of People's Bank. Personal loan balances grew by 17% and mortgage lending by 16%.

Cards business

Our credit card issuing businesses combine to make one of the largest in the UK. In merchant acquiring, RBS is number one in the UK, and ranks fourth globally.

During 2004 Retail Direct continued to grow the number of UK credit card accounts through The Royal Bank of Scotland, NatWest and newly-established MINT brands.

The MINT credit card was successfully rolled out in 2004. With its curved-shape card, MINT brought about the first development in the shape of the credit card in the UK since their introduction 38 years ago, and is recognised by customers as an innovative and forward-thinking brand. The new MINT brand makes full use of the internet channel, with over 45% of credit card applications being made online. By the end of 2004, 711,000 cards had been issued with balances amounting to £1 billion. MINT's development continued with the launch of MINT loans in October 2004.

Retail Direct continued to achieve strong growth in its commercial card business. The innovative commercial 'One' Card product, which offers an expense and payment management solution for businesses, continued to grow and strengthen our relationships with SMEs, corporate and commercial enterprises.

In merchant acquiring 2004 was another record year for Streamline, which processed over 2.7 billion transactions.

WorldPay, our internet payment specialist, also had a record year, reflecting strong growth in the volume of shopping on the internet. During 2004, WorldPay further strengthened its position following the acquisition of Bibit, an internet payment specialist based in the Netherlands. WorldPay is now the leading internet payment specialist in the EU, and provides services to internet retailers in over 40 countries.

We respond to our customers' evolving needs by making diverse and innovative products accessible through a variety of convenient channels.


TESCO
life
Life Insurance
TESCO
you love!
es you love!

TPF – Life Insurance. Tesco Personal Finance is the most successful supermarket bank in the UK with close to 5 million customers. Our award-winning Life Insurance product provides the security and peace of mind that family and loved ones are protected.

Make it happen


RBS
merce, Loc
www.bibit.co

►►► Retail Direct opened a new state-of-the-art Credit Card Centre in Southend. This purpose-built centre creates an excellent working environment for our employees, helping them to deliver improved service for our customers.

►►► Retail Direct is an industry leader in the Chip and PIN programme which provides customers with enhanced security against fraud. Almost all our terminals in retailers are now equipped with the new technology, and by the end of 2004 80% of our customers' credit cards and debit cards had been replaced with chip-enabled cards.

►►► In June 2004, First Active mortgages were launched in the UK, building on the Group's acquisition of First Active in Ireland in January 2004. First Active mortgages were offered initially through intermediaries, and subsequently by telephone and the internet. By the end of 2004, mortgage applications amounted to £1 billion.

►►► Lombard Direct and Direct Line Financial Services increased their personal loan balances.

►►► Primeline, our direct banking business, increased its customers by 8% through new affiliate relationships with partners such as BA Executive Club.

Tesco Personal Finance

►►► Tesco Personal Finance extended its position as the most successful supermarket bank in the UK. It achieved a further increase of more than 10% in its customer accounts, to 4.8 million, including 2.4 million motor and other insurance policies and 1.7 million credit cards.

►►► Tesco Personal Finance launched an innovative new 'Instant' Life Insurance package, to augment the range of instant products already available in store including breakdown cover and travel insurance.

►►► Tesco Personal Finance extended its activities in Tesco stores in Hungary and Ireland.

International

►►► In Continental Europe, Retail Direct continued significant organic growth in volumes, both in its traditional business and increasingly in direct loans. Retail Direct also established a presence in the US.

►►► In Continental Europe, Retail Direct acquired Bibit, an internet payment specialist based in the Netherlands.

►►► Retail Direct reached agreement with Tchibo to distribute consumer loan products to its customers. Tchibo is a leading retailer in Germany, where it has around 1,000 stores.

We have continued to seek new opportunities to build Retail Direct's business through organic growth, strategic acquisitions and new partnerships in the UK, US and Europe.

Tchibo
We have expanded our distribution capability in Europe through our partnership with Tchibo, which has around 1,000 stores in Germany alone. The brand reaches over two thirds of Germany's households.


Tchibo


WorldPay




one accou


RBS


Kroger
MasterCard

Streamline International
Winner of the Queen's Award for Enterprise within the International Trade Category.



The Kroger Co.
We have expanded our distribution capability in the US through our partnership with The Kroger Co., which is the second largest supermarket in the US, with 3,774 stores.


ComfortCard
einfach schnell flexibel


ommerce, Loc
www.bibit.com

Make it happen


Kroger

▸▸▸ In the US, Retail Direct led the acquisition of the credit card business of People's Bank. Migration of this business to the newly-established RBS National Bank is on track. Retail Direct also acquired Lynk Systems, the 9th largest merchant acquirer in the United States. Credit cards and merchant acquiring services will be offered to the business customers of Citizens, Charter One, and RBS Corporate Banking.

▸▸▸ Retail Direct established a partnership with The Kroger Co. to distribute credit cards to its customers. The Kroger Co. is the second largest supermarket in the United States, with 3,774 stores. During the second half of 2004, a Kroger credit card with a Kroger rewards feature was launched in Ohio, and will be expanded to other states during 2005.

Awards

▸▸▸ Streamline International – The Queen's Award for Enterprise within the International Trade category

▸▸▸ MINT – The Innovation Award
Institute of Financial Services for its advertising campaign

▸▸▸ The One account – Best Current Account Mortgage Lender
Your Mortgage Awards

▸▸▸ The One account – 5 star award
Financial Adviser Service Awards

▸▸▸ The One account
- Bank Lender of the Year 2004
- Offset Mortgage Lender of the Year

Financial Adviser Awards

▸▸▸ The One account – Best Lifestyle Lender
Mortgage Strategy Awards

▸▸▸ Tesco Personal Finance
- Best Direct Life Insurance Provider
- Best Online Motor Insurance Provider
- Best Direct Motor Insurance Provider
- Best Online Personal Loan Provider

'Your Money' Awards

▸▸▸ Tesco Personal Finance – Most Competitive Term Assurance Provider
Money Facts

▸▸▸ Tesco Personal Finance – Best Personal Loan Provider
Personal Finance Magazine

▸▸▸ Lombard Direct – Best Personal Loan Provider
Moneyfacts

▸▸▸ Lombard Direct – International Best Personal Loan Website
MAPA

▸▸▸ Primeline – Marketing Employer of the Year Award
Marketing

Manufacturing

Manufacturing is the backbone of RBS, supplying IT, processing, telephone, property and purchasing support for the Group's customer-facing divisions.


RBS

Spinningfields, Manchester. Spinningfields has involved the re-development of a substantial brownfield site. The Group employs around 5,000 people in Manchester and has consolidated a number of its major businesses here on one campus. A similar strategy has been implemented in London and Birmingham, and Edinburgh will follow in 2005.

Make it happen



During 2004 Manufacturing supported increased volumes of business and made good progress on the IT integrations of Churchill and First Active. Manufacturing also completed regional centres for RBS employees in Birmingham and Manchester and maintained its leading position in purchasing.

▸▸▸ During 2004 Manufacturing opened 893,000 new personal accounts. This was equivalent to 491 new accounts per working hour.

▸▸▸ We processed over 21 million CHAPS payments valued at over £40 trillion – 8% more in volume than 2003.

▸▸▸ During 2004 call centres supporting The Royal Bank of Scotland and NatWest received 71 million calls, 3 million more than in 2003. Royal Bank of Scotland and NatWest customers can telephone their branch or use our automated service. They can speak to our UK based call centre staff 24 hours a day, 365 days a year.

▸▸▸ During 2004 Manufacturing printed and despatched 349 million bank statements and insurance documents to RBS customers, an increase of almost 7% over the previous year.

▸▸▸ Our network of over 6,100 ATMs processed 576 million transactions during 2004. The daily average volume was 1.6 million transactions, dispensing £96 million.

▸▸▸ Since April 2004, when we enabled customers to top-up their prepay mobile phones through our ATM network, there have been a total of 1.4 million such transactions through Royal Bank of Scotland, NatWest and Tesco Personal Finance ATMs.

▸▸▸ We established dedicated corporate service centres to deal exclusively with our corporate and commercial customers.

▸▸▸ During 2004 Group Technology helped RBS Insurance complete several major stages in the conversion of Churchill onto the core IT platform.

▸▸▸ The IT operations of seven businesses were consolidated onto the Group Technology IT platform in 2004 – Direct Line, Green Flag, Retail Investment Services, Lombard Direct, The One account, Wealth Management and Lombard Asset Management.

Often referred to as 'The Engine Room', Manufacturing enables the Group to function 24 hours a day, 365 days a year.

TNT
Group Purchasing continue to develop strategic partnerships with a number of suppliers – for example, TNT now make over 9,400 deliveries and collections on behalf of the Group every day.




RBS
TNT









Image and Workflow
Our new Image and Workflow system captures customer letters and turns them into electronic images, which can be processed efficiently by service centre staff.


Application Form

Mail Handling and Logistics
During 2004 we transformed our mail handling and logistics, saving over 35 miles of paper every night, and creating a 'next day' delivery network.


RBS



Make it happen


TESCO
life

⏩⏩⏩ Group Technology upgraded the technology serving the branch networks – delivering high-speed bandwidth capability to 2,273 branches.

⏩⏩⏩ A new mortgage system to support multiple brands across the Group was introduced in 2004. This has enabled a significant reduction in the time taken to process mortgage applications and improve customer service.

⏩⏩⏩ Manufacturing completed over 215,000 new mortgage applications for Group customers.

⏩⏩⏩ Manufacturing has introduced 'Image and Workflow' technology into its service centres to help reduce the amount of paper in circulation and improve efficiency. As each piece of paper comes into the centres, it is stored as an image that can be called up and processed at any location.

⏩⏩⏩ Group Property manages 3,384 properties for the Group, including 2,273 branches. The combined floor area of these properties is 2.2 million square metres.

⏩⏩⏩ During 2004 Manufacturing invested in developing new properties for the Group. Over 4,000 employees moved into new premises in Manchester and Birmingham.

⏩⏩⏩ We received an "excellent" rating from BREEAM (Building Research Establishment Environmental Assessment Method) for the design, construction and building management of the Group's new headquarters at Gogarburn, which is nearing completion.

⏩⏩⏩ Our e-sourcing programme continues to be one of the largest of any financial services company in the world. More than 100 on-line bidding events, with a total value in excess of £2.5 billion, have taken place since the inception of the programme in 2001.

⏩⏩⏩ We launched a new e-purchasing system, which provides a "one-stop-shop" for goods and services purchased by employees across the Group. The new on-line ordering process has already been used by 10,000 employees.

⏩⏩⏩ We donate the use of our call centres to national charity campaigns. During Children in Need in November, three of our centres took over 22,000 pledge calls contributing over £610,000 to the total raised.

Awards

⏩⏩⏩ Corporate Occupier of the Year
Scottish Property Awards

⏩⏩⏩ Best Direct Banking Provider
Your Money Magazine (fourth year running)

⏩⏩⏩ Best use of Contact Centres
Financial Sector Technology

⏩⏩⏩ Best use of IT in Retail Banking (for ATM mobile phone top-up project)
European Banking Technology Awards

Wealth Management

- Profit contribution £468 million (2003 – £402 million)
- Total income up 17%
- Profit up 16%

Ozwald Boateng. The name Ozwald Boateng is synonymous with the finest of Saville Row tailoring. During 2004, Coutts launched a new super premium charge card, designed by Ozwald Boateng. Cardholders benefit from a concierge service and hospitality packages at events such as Wimbledon, the Monaco Grand Prix and the Cannes Film Festival.

Make it happen.



Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. It has a network of more than 50 offices globally. During 2004 Wealth Management expanded its business in the UK and internationally and completed the integration of Bank von Ernst. Its total income increased by 17% to £948 million.

⏩⏩⏩ Wealth Management expanded its client base – particularly in the UK, where client numbers grew by 8%.

⏩⏩⏩ Average loans to clients grew by 9%, while average client deposits grew by 4%.

⏩⏩⏩ Investment assets under management increased by 7%, allowing for exchange rate movements, and excluding acquisitions and disposals.

⏩⏩⏩ Coutts continued to enhance its position as the leading private bank in the UK. Coutts increased the number of private bankers across its regional network by 38%.

⏩⏩⏩ Adam & Company continued its ten year record of profit growth, benefiting from continued investment in additional private bankers.

⏩⏩⏩ Investment programmes within Wealth Management have grown by 25% to US$17 billion and continue to perform competitively against industry benchmarks. Coutts is a significant investor in multi-manager hedge funds with more than US$6 billion invested.

⏩⏩⏩ Outside the UK, Coutts completed the integration of Bank von Ernst, which was acquired in 2003, to create Coutts Bank von Ernst, which is now the third largest foreign-owned bank in Switzerland.

⏩⏩⏩ Coutts Asia celebrated ten years in Hong Kong in 2004. Coutts continues to expand its team of private bankers in Hong Kong, to take advantage of rapid economic growth in the region.

Awards

⏩⏩⏩ Coutts
- Best UK bank for wealthy entertainers
- Best UK bank for wealthy sports players
- Best for super affluent

Euromoney

⏩⏩⏩ Best use of long-only multi manager structures

Private Asset Managers

⏩⏩⏩ Awarded Cool Brand Leaders status

The Superbrands organisation

⏩⏩⏩ Customer Contact Centre of the Year Finalist

National Customer Service Awards

RBS Insurance

- Profit contribution £862 million (2003 – £609 million)
- Total income up 52%
- Profit up 42%


Make it happen

RBS Insurance Field Team. RBS Insurance has field teams based all over the country, visiting homes to assess damage and authorise claims to proceed, so our customers can return their lives to normal just as quickly as possible.



RBS Insurance is the second largest general insurer in the United Kingdom. Its brands include Direct Line, Churchill, Privilege, Green Flag and NIG. As a result of organic growth and the full year impact of Churchill, which was acquired in September 2003, RBS Insurance increased its total income by 52% to £4,934 million.

⏩⏩⏩ Across its range of brands and products, RBS Insurance increased its total policies in-force by 2 million to over 22 million. Within this total motor policies increased by 5% to almost 10 million.

⏩⏩⏩ In the United Kingdom, RBS Insurance is the No.1 motor insurer, with over 8 million policies, and the No. 2 home insurer, with over 5 million policies.

⏩⏩⏩ In Continental Europe, RBS Insurance increased its motor insurance policies by 15% to 1.6 million.

⏩⏩⏩ RBS Insurance now has almost 5 million motor rescue policies sold through Direct Line, Churchill and Privilege and through many partners under their brands.

⏩⏩⏩ RBS Insurance increased its travel insurance policies to 1.65 million to become the No.2 travel insurer, and its pet insurance policies to almost 500,000.

⏩⏩⏩ The Direct Line red phone continues to have the highest awareness of any general insurance brand. Direct Line's sponsorship of Channel 4's set of top rating property programmes has proved extremely successful.

⏩⏩⏩ Churchill embarked on a new marketing campaign in June, featuring the popular nodding dog brand and his famous "Oh Yes!" catchphrase. The campaign focused on the benefits of the service and reinforced the potential savings that could be made by switching to Churchill. The campaign was a major success, delivering record levels of brand awareness and sales.

⏩⏩⏩ The Privilege brand was re-launched in August with a new TV campaign, featuring Joanna Lumley. The marketing campaign is targeted at customers with 4 or more years no claims discount.

⏩⏩⏩ In October, a new intermediary business was created. The new company, RBS Insurance Brokers, provides commercial insurance for small business customers of Retail Banking.

⏩⏩⏩ NIG is the broker channel specialist within RBS Insurance, offering personal and commercial insurance through a large number of UK insurance brokers.

RBS is the strength behind some of the UK's biggest and best known brands offering customers more choice and better products.

Churchill Pet Insurance
Churchill gives pet owners the peace of mind that they can meet the cost of treatment for their pets, should they need it.




TESCO
www.tesco.com


NIG


DIRECT LINE
Rescue
DIRECT LINE
Rescue





Motor Rescue
Green Flag is called out to help motorists over 100 times an hour.


Green Flag

Motor Repair Centres
Our network of motor repair centres, with teams of specialists to assess damage and complete repairs, ensure that our customers are back on the road as quickly as possible.





Make it happen


privilege
Devitt

▸▸▸ In addition to selling insurance under its own brands and through the broker channel, RBS Insurance sells a range of insurance products through partners under their brands, through UKI Partnerships, its dedicated partnerships division. UKI Partnerships continued to build on its position as a leading wholesale provider by adding to its impressive list of clients, and underlined its ability to work alongside high-profile brands.

▸▸▸ The integration of Churchill is on track, with the major stages in IT conversion completed.

▸▸▸ In response to emergency situations such as the floods at Boscastle, our Assistance business put dedicated teams on the ground to deal with claims promptly and efficiently.

▸▸▸ Direct Line and Green Flag Motoring Assistance continue to be headline sponsors of Road Safety Week. This is an annual event, in November, to address road safety issues, organised by the national road safety charity Brake. In 2004 Green Flag Motoring Assistance supported 'Beep Beep' day – an event aimed at providing road safety education for pre-school children.

▸▸▸ Direct Line Pet Insurance has been working with the Scottish Society for the Prevention of Cruelty to Animals (SSPCA) since 1998. So far this has raised over £70,000 for the charity.

Awards

▸▸▸ Direct Line – Best Car Insurer
Personal Finance Magazine

▸▸▸ Devitt – Product of the Year (Services)
Motorcycle News Dealer Awards

▸▸▸ Direct Line – voted Best Insurance Call Centre by readers
The Mail on Sunday

▸▸▸ Direct Line – Best Household Insurance Provider
Mortgage Magazine

▸▸▸ Green Flag Motoring Assistance – Best Direct Breakdown Cover Provider
2004 Your Money – Direct Awards

▸▸▸ Green Flag Motoring Assistance – Best Online Breakdown Cover Provider
2004 Your Money – Direct Awards

▸▸▸ Churchill – Best Online Pet Insurance Provider
2004 Your Money – Direct Awards

▸▸▸ Churchill – Best Online Home Contents Insurance Provider
2004 Your Money – Direct Awards

▸▸▸ Direct Line – Insurer/Underwriter of the Year
International Travel Insurance Journal

Ulster Bank

- Profit contribution £468 million (2003 – £354 million)
- Total income up 28%
- Profit up 32%


First Active
First Active
mortgages & investments
Make it happen

New Branch. Our €887 million acquisition of First Active was completed in January 2004, consolidating our position as one of the top 3 providers of financial services across Ireland. First Active plc is a niche provider of mortgage and investment products offering specialist advice to consumers. We continued the extensive investment programme in First Active's distribution network with the opening of an additional four mortgage and investment stores in the Republic of Ireland.



Ulster Bank is the third largest bank in Ireland. During 2004 Ulster Bank completed the acquisition of First Active, which strengthened its position in the Republic of Ireland and enhanced its capabilities in mortgages. As a result of organic growth and the acquisition of First Active, Ulster Bank's total income increased by 28% to £743 million.

▸▸▸ Ulster Bank achieved strong growth in both personal and business customers. It now has 1.5 million personal and business customers.

▸▸▸ Average loans to customers grew by 72%, while average customer deposits grew by 35%. Excluding First Active, average loans to customers grew by 27%, and average customer deposits by 8%.

▸▸▸ A principal reason for the growth in lending was rapid expansion of the combined mortgage book. In the Republic of Ireland, mortgage sales across the Ulster Bank and First Active brands increased by 60%. In Northern Ireland, Ulster Bank increased its mortgage sales by over 30%.

▸▸▸ Ulster Bank continued to expand its credit card business. Ulster Bank is now the leading provider of credit cards in Northern Ireland and is growing rapidly in the Republic of Ireland.

▸▸▸ Ulster Bank achieved strong growth in commercial lending in both the Republic of Ireland and in Northern Ireland. Notable transactions included the first Public Private Partnership for the regeneration of a central Dublin public housing complex, and the financing of Tynagh Power, one of the largest deals of its type in Ireland in 2004.

▸▸▸ 2004 was a very successful growth year for Business Centres in the Republic of Ireland, demonstrating the strength of the operating model. Its loan book increased by 43% driven by drawdowns which were up 65% on 2003.

▸▸▸ Various innovative products were introduced during 2004. Ulster Bank launched U First Gold, a premium current account with a range of financial and lifestyle benefits, and an award-winning switcher mortgage service. First Active launched tracker mortgages and 100% mortgages for professionals.

▸▸▸ Ulster Bank has worked closely with Manufacturing to plan and implement the integration of First Active. In connection with this, the IT platforms supporting both Ulster Bank and First Active will be converted to RBS's main IT platform which already supports both the Royal Bank of Scotland and NatWest.

Awards

▸▸▸ The Ulster Bank Switcher Mortgage – Top Home Loan

The Sunday Tribune

▸▸▸ The Ulster Bank Zinc Card – Top Credit Card

The Sunday Tribune

▸▸▸ Ulster Bank's Aimhigher campaign was recognised with a special citation for Corporate Social Responsibility

Ireland President's Awards

Citizens

- Profit contribution £1,037 million (2003 – £857 million)
- Total income up 31% to US$3,923 million
- Profit up 36% to US$1,900 million


WEST
INTERSTATE
ILLINOIS
88

Charter One. In 2004 Citizens Financial Group acquired Charter One in a US$10.1 billion transaction, our largest to date in the US. It extends our footprint in the US into the Midwest, giving us a presence in 13 of the US states and reaching around a third of the country's population. On completion, Citizens Financial Group, with US$131 billion in assets, became the 8th largest commercial banking organisation in the US by deposits.

Make it happen


Citizens

Citizens is now the 8th largest commercial banking organisation in the US by deposits. During 2004 Citizens acquired Charter One, which enabled it to extend its franchise into six adjacent states in the northeastern and midwestern US. As a result of this acquisition and strong organic growth, Citizens increased its income by 31% to US$3,923 million.

Citizens has increased its income and profit in each of the last 12 years as a result of strong organic growth and a series of successful acquisitions.

In 2004, Citizens increased its personal customer base by 2.0 million to 4.4 million. Excluding Charter One, personal customers increased by over 200,000. Organic growth was achieved by Citizens in both its New England and Mid-Atlantic regions.

Citizens increased its business customer base by 174,000 to 400,000 during 2004. Excluding Charter One, business customers grew by 32,000 in the New England and Mid-Atlantic regions.

As a result of the acquisition of Charter One and organic growth, Citizens achieved a significant increase in its distribution outlets. Traditional branches increased from 605 to 1,117. In-store branches grew from 261 New England and Mid-Atlantic locations to a total of 496 across Citizens. ATMs grew from 1,638 to 2,804.

Citizens now ranks 7th in the US among commercial banking organisations in the number of branches and 9th in ATMs.

Citizens' supermarket banking programme almost doubled through the acquisition of Charter One. Citizens is now the 3rd largest supermarket bank in the United States, with almost 500 in-store branches and 30 different partnerships with retailers including Stop & Shop, Giant Eagle, Acme, Kroger, Tops and Wal-Mart.

Including the impact of the acquisition of Charter One, total year end loans to customers grew by 91%, while total year end customer deposits grew by 58%. Excluding Charter One, total year end loans to customers grew by 17%, and total year end customer deposits by 13%.

The acquisition of Roxborough Manayunk Bank strengthened Citizens' position in Greater Philadelphia.

Citizens processed almost 1.1 million credit applications and closed US$20 billion of new consumer loans during 2004. Citizens is now a leading home equity lender and bank auto lender in the United States.

Organic growth and acquisitions have taken Citizens to the top 10 rankings in deposits among US commercial banking organisations.

Citizens now ranks seventh in the US in the number of branches and ninth in ATMs.


THOME
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Phillies. We've become a big player in Philadelphia following the successful acquisition of the Mellon regional banking franchise. The Phillies new Major League Baseball stadium, under Citizens' sponsorship, has been renamed Citizens Bank Park, boosting awareness of the brand in the Mid-Atlantic region. Citizens' "Ballpark Bankers" drive fans from the parking lots in golf carts and usher them to their seats in the stadium.

Make it happen



▸▸▸ In addition to lending at the community banking, middle market and large corporate levels, Citizens supplements its Corporate Banking with additional services and expertise sourced from RBS Corporate Banking and Financial Markets. Services include interest rate protection, foreign exchange, cash management, asset finance and administration.

▸▸▸ Charter One opened 48 new branches, 31 of them at in-store locations, after its acquisition by Citizens.

▸▸▸ The conversion of Charter One accounts to the Citizens platform is well under way. The first group of deposit customers and nearly 475,000 indirect auto loans were converted to Citizens systems in November 2004.

▸▸▸ In the autumn of 2004, Citizens initiated a "Switch Support" programme with an automated concierge service designed to smooth the transition of customers switching to Citizens and Charter One from other banks.

▸▸▸ During 2004, the number of Citizens' online banking customers grew by 58% to almost 724,000. Including Charter One, Citizens Financial Group now has more than 1.4 million enrolled online banking users.

▸▸▸ Citizens' new online banking platform was launched in October. It offers bill payments, cheque imaging, email alerts and online statements, and positions its internet banking proposition strongly against other large banks in the United States.

▸▸▸ Citizens' new web-based cash management information reporting system, Money Manager GPS, features a full line of transaction-initiation options – including wire transfer, stop payments and positive pay decision-making. The Cash Management team invests more than US$5 billion per night in overnight sweep accounts and services more than 20,000 Cash Management customers.

▸▸▸ Branch automation was enhanced during 2004 in every Citizens Bank branch in the New England and Mid-Atlantic regions, enabling branch staff to serve customers faster and more efficiently.

▸▸▸ Citizens is introducing internet-based paperless loan documentation, online pipeline reporting and electronic processing to its Consumer Finance operations, maintaining their top tier position in the United States.

▸▸▸ Citizens and the Commonwealth of Pennsylvania announced a partnership offering US$100 million in loan funds over the next two years at a low interest rate to companies that agree to create jobs in Pennsylvania. The Citizens Job Bank hopes to create 4,000 new jobs across the state.

▸▸▸ Following extraordinary flooding damage in the wake of Hurricane Ivan, in September 2004, Citizens provided special lending offers to the community to help support flood relief efforts in western Pennsylvania. It also distributed emergency assistance funds to colleagues affected by the flooding.

Two new innovative community initiatives in the Mid-Atlantic and New England, the Citizens Jobs Bank and the Citizens Housing Bank, are helping create new jobs and affordable housing within the company's footprint.

New Branches
Charter One has an extensive program of opening new branches to extend its market reach and provide additional customer convenience and choice.










Citizens Bank


Citizens Bank

Yankee Candle
Yankee Candle Company is the leading designer, manufacturer and retailer of premium scented candles in the US. Citizens' Corporate Banking was the lead agent in a US$200 million syndicated deal, providing additional funding for future growth.


Yankee Candle Co.

Affordable Housing
Allston Brighton Community Development Corporation provides affordable housing in Boston. Citizens provides homebuyer education, and financing of affordable homes for families like Clara Benites and her daughter, Serduce.





Make it happen



⏩⏩⏩ Citizens created The Citizens Housing Bank to provide up to US$200 million in low-interest loan funds to non-profit housing developers to create more affordable housing units in New England.

⏩⏩⏩ Since it began in 2002, Citizens' innovative Community Champions program has assisted 35 small, non-profit agencies in New England and five in Pennsylvania dedicated to significant social service issues like community health care, disadvantaged youth services, homelessness, hunger and affordable housing. Citizens will extend this initiative into the Midwest within the next year.

⏩⏩⏩ More than 90 colleagues have benefited from Citizens' military leave policy, which was extended above and beyond legal requirements, to bridge pay and benefits to cover the duration of military leave. We also gave employees with serving family members time off with pay, and help with travel expenses.

⏩⏩⏩ Our enhanced activity in the Charter One geography during 2004 included multi-year community partnerships with the Indianapolis Colts, the National Football League's Indiana franchise, and the "Cuse Cares" community service program for student-athletes at Syracuse University in central New York.

⏩⏩⏩ Citizens Bank Park, the new home of Major League Baseball's Philadelphia Phillies, opened in April 2004. The 25-year naming rights and promotional agreement with the Phillies has strengthened Citizens' community presence and enhanced the brand in and around Philadelphia.

⏩⏩⏩ Citizens was the No.1 US Small Business Administration lender in the Mid-Atlantic and New England regions and the No. 2 lender in the US for the third consecutive year. We made 5,695 SBA-backed loans totalling more than US$232 million, a 38% increase in loan volume over 2003.

Awards

⏩⏩⏩ Citizens Bank New Hampshire – 2004 Business of the Year

Business NH Magazine

⏩⏩⏩ Citizens Bank – Best Places to Work in Pittsburgh. It was also named "best" in the large company category.

Pittsburgh Business Times

⏩⏩⏩ Citizens Bank – first Corporate Citizen Award

The Organization for a New Equality, Boston

Corporate Responsibility

We improved our position to 2nd equal in the Dow Jones Sustainability World Index for the banking sector, scoring 22% above the global average for the sector.


Make it happen

Money Advice Trust. The RBS Group has given £1.8 million over three years to the Money Advice Trust to promote and improve free, confidential and impartial money advice. The charity offers a structured approach to managing personal debt, so helping individuals gain control of their finances. The increased funding from the RBS Group goes towards a number of projects, including the production of self-help materials for clients, improved training for advisers and the development of an 'e-learning resource'.

In 2004 we published our first Corporate Responsibility Report. While the Annual Report quantifies our financial success, the Corporate Responsibility Report provides a qualitative insight behind the figures into the policies and practices which ensure that our financial returns are sustainable in the long term.

The growth of the RBS Group depends as much on our understanding and fulfilment of our responsibilities as on our financial skills.

The first responsibility of any company to society is to be successful. Success requires us to balance the differing interests of our stakeholders. We must provide the high quality products and services our customers want, at a price they can afford. Our shareholders demand and deserve a healthy return on the capital they entrust to us, which we achieve through growth and profit. We owe our employees stable, safe and fair employment. We must work productively with government and regulators. We attach importance to managing our environmental impact and making a genuine contribution to the communities in which we operate.

Successful companies must not only conduct their business in a manner that goes beyond legal compliance. They must satisfy the increasing demand to define, implement and report the "non-financial" elements of their business practice. We respect the need to assure our key stakeholders that an organisation of the scale and complexity of the RBS Group is managed with integrity and consistency. Our first Corporate Responsibility Report is available from *http://www.rbs.com/crreports*

Supporting international principles

The Equator Principles and UN Global Compact

In 2003 we adopted the Equator Principles of socially responsible investment and became a signatory to the Ten Principles of the UN Global Compact. Our work in 2004 has focused on implementing the Equator Principles within our business and incorporating the UN Global Compact Principles into our policies and procedures.

Benchmarking

The Group participates in a number of corporate responsibility indexes and surveys:

FTSE4Good

The Group continues to meet the socially responsible investment criteria required for inclusion in the FTSE4Good Index.

Dow Jones Sustainability Indexes

The Group has been selected as a component for both the Dow Jones Sustainability World Index (DJSI World) and Dow Jones STOXX Sustainability Index (DJSI STOXX).

The Group ranked 2nd equal in the Dow Jones Sustainability World Index for the banking sector, bringing our overall score to 64%, an increase of 5%. Our score was 22% above the global average for the sector.

Business in the Community

We participated in the Business in the Community CR Index for the first time, achieving 91.5% and ranking 27th within the top 100.

Business in the Environment

The most recent annual Business in the Environment (BiE) FTSE 350 Index of Corporate Environmental Engagement survey showed a further 1% improvement on the previous year.

The growth of the RBS Group depends as much on our understanding and fulfilment of our responsibilities as on our financial skills.

£1m Donation
The RBS Group donated £1 million at Christmas to *the top ten charities selected* by our employees.




NatWest
The Royal Bank of Scotland





Community Cashback Awards
This scheme supports employees who give their time and skills to help local community projects.
In 2004, 5,518 employees participated, generating contributions of £1.9 million across the UK.



Stocksbridge Training & Enterprise Partnership (STEP)
in South Yorkshire, supported by the RBS Group, assists people in finding new forms of employment outside the declining steel industry.



Double Matching Give As You Earn
2,800 charities received £6.4 million through our unique, award winning double matching Give As You Earn scheme.




NatWest
Supergrounds

Make it happen

Our 2004 performance

»»» We employ 137,000 people worldwide. We are one of the largest corporate taxpayers in the UK. In 2004, dividends to shareholders totalled £2.1 billion and payments to suppliers were over £5 billion.

»»» 84% of employees completed the 2004 Employee Opinion survey. In 13 out of 14 categories the Group performed ahead of the ISR Global Financial Services norm.

»»» We provide 45% of the finance to businesses in the most deprived inner-city areas. NatWest and the Royal Bank of Scotland are sponsoring "Rethinking Regeneration: Enterprise for All?" in conjunction with the Treasury. The programme supports talented entrepreneurs in some of the UK's most deprived communities.

»»» Citizens Bank in the USA is working to extend its "Outstanding" Community Reinvestment Act rating to the newly acquired Charter One Bank.

»»» During 2004, the RBS Group established a partnership with Green-Works, a social enterprise, to ensure that all surplus Group furniture is recycled and reused by charities and educational establishments.

»»» We have reduced courier mileage by an estimated 5 million miles per annum saving 500,000 litres of fuel. 35 miles of paper per night has been saved through delivering internal reports to our customer facing divisions electronically. 65,752 pieces of IT equipment were recycled.

Community investment

There are three principal elements to the Group's Community Investment Programme: Education, Employment & Enterprise, and Employee Giving. The Programme focuses on helping excluded young people and communities realise their potential. The value of the Programme overall was £46 million in 2004, making it one of the largest in Europe.

Education

In 2004, our financial education programme, Face 2 Face With Finance, provided more than 5,000 lessons in financial education to over 150,000 pupils in 780 schools across the UK. We are the largest individual supporter to the Money Advice Trust, donating £1.8 million over three years to provide advice for 800,000 people in financial hardship.

Aimhigher roadshows, which promote the benefits of university education, reached 119,000 young people in the UK.

A new £3 million Supergrounds programme was announced to improve 450 primary school playgrounds.

Employment & enterprise

In November 2004, the Group announced a £5 million extension over three years to its partnership with The Prince's Trust. 800 employees volunteered for this good cause.

Our support for Fairbridge and The Prince's Trust is helping 45,000 disadvantaged young people to improve their opportunities and prospects.

40,000 single parents accessed free, confidential money advice through the RBS funded Lone Parent Helpline.

Employee giving

The RBS Give As You Earn scheme, which 'double matches' monthly donations from our employees, raised £6.4 million for 2,800 charities. Together with the Community Cashback Awards totalling £1.9 million, and the £1 million Christmas donation, the three schemes generated a record £9.3 million in charitable donations.

Operating and financial review

Contents

section 01
Operating and financial review

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term 'company' means The Royal Bank of Scotland Group plc, 'RBS' or the 'Group' means the company and its subsidiary undertakings, 'the Royal Bank' means The Royal Bank of Scotland plc and 'NatWest' means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling ("£" or "sterling"). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ("UK"). Reference to 'dollars' or '$' are to United States of America ("US") dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', the European single currency and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believes that this presentation provides more useful information on the Group's yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The Group distinguishes its trading from non-trading activities by determining whether a business unit's principal activity is trading or non-trading and then attributing all of that unit's activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

In this report, the terms 'UK GAAP' and 'US GAAP' refer to generally accepted accounting principles ("GAAP") in the UK and the US, respectively.

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions including, but not limited to, sections such as 'Chairman's statement' and 'Group Chief Executive's review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group, see Risk factors on page 60.

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world's largest banking and financial services groups, with a market capitalisation of £55.6 billion at the end of 2004. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the US, the Group's subsidiary, Citizens is ranked the eighth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £583 billion and ordinary shareholders' equity of £27.3 billion at 31 December 2004. It is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.0% as at 31 December 2004.

Organisational structure and business overview

The Group's activities are organised in the following business divisions: Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, RBS Insurance, Ulster Bank and Citizens. A description of each of the divisions is given below.

Corporate Banking and Financial Markets ("CBFM") is the largest provider of banking services to medium and large businesses in the UK with growing presence in the US, Europe and Asia. It provides an integrated range of products and services including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring.

Within CBFM, Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. RBS Greenwich Capital, with headquarters in Connecticut, US, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

Retail Banking is one of the leading retail banks in the UK. The division comprises both the Royal Bank and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets.

In the personal banking market, Retail Banking offers a comprehensive product range: money transmission, savings, loans, mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financing, deposit products and insurance.

Customer choice and product flexibility are central to the Retail Banking proposition and customers are able to access services through a full range of channels: branches, ATMs, the internet and the telephone.

Retail Direct consists of the Group's non-branch based retail businesses. Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and provides merchant acquisition and processing facilities for retail businesses. It also includes Tesco Personal Finance ("TPF"), The One account, Direct Line Financial Services ("DLFS"), Lombard Direct, WorldPay Limited, the Group's internet banking platform, the Primeline brand and in Europe, the Comfort Card businesses, all of which offer products to customers through direct channels.

During 2004 Retail Direct expanded its international operations. In the US, it acquired the credit card business of People's Bank, Lynk systems Inc., a leading merchant acquirer and entered into an agreement to issue credit cards to the customers of Kroger, a leading supermarket chain. In continental Europe, Retail Direct acquired Bibit NV, a leading internet payment specialist and agreed to provide consumer finance services through the outlets of Tchibo, a leading German retailer.

Manufacturing supports the customer facing businesses in the UK and Ireland and manages the Group's telephony, account management and money transmission operations. It is also responsible for information technology operations and development, global purchasing, property and other services.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group's purchasing power and has become a centre of excellence for managing large scale and complex change programmes such as integration.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with over 50 offices worldwide, including Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients, principally in the Channel Islands, the Isle of Man and Gibraltar.

RBS Insurance is the second largest general insurer in the UK, by gross earned premiums. Through the Direct Line, Churchill and Privilege brands it sells and underwrites personal insurance over the telephone and the internet in the UK. Through the red phone brand, RBS Insurance also sells and underwrites personal insurance in Spain, Italy and Germany. UKI Partnerships is a leading provider of insurance and motoring related services through partner brands, including through Tesco Personal Finance. NIG sells personal and commercial products through a network of intermediaries, while Inter Group acts as an insurance administrator and Devitt Insurance Services operates as a specialist broker administrator.

Ulster Bank provides a comprehensive range of retail and corporate banking services in Northern Ireland and the Republic of Ireland. In retail banking, Ulster Bank operates a network of branches throughout Ireland serving personal and commercial customers. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

In January 2004 Ulster Bank acquired First Active plc, a leading provider of mortgages, retail savings and investment products in the Republic of Ireland. First Active and Ulster Bank have retained their own distinctive brands, branch networks and customer propositions, with efficiencies derived from shared central manufacturing activities.

Citizens is the second largest commercial banking organisation in New England and the eighth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in the states of Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania and Rhode Island, and the Charter One brand in the states of Illinois, Indiana, Michigan, New York, Ohio and Vermont. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management. In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, insurance products, trust services and retail investment services.

During 2004, Citizens completed the acquisitions of Thistle Group Holdings, Co., the holding company of Roxborough Manayunk Bank and Charter One Financial Group, Inc., the holding company of Charter One Bank.

Competition

The Group faces intense competition in all the markets it serves. In the UK, the Group's principal competitors are the other UK retail and commercial banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, the Group competes with other UK clearing banks, with specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market where the Group competes with UK banks and building societies, re-mortgaging activity by customers has been at a high level. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long term savings market is dynamic due to the uncertainties created by regulatory change and continued evolution of institutions, particularly in the mutual sector.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks and building societies. Competitive pressure includes aggressive pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and, increasingly, the internet.

In Wealth Management, The Royal Bank of Scotland International and NatWest Offshore compete with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks.

RBS Insurance competes in personal lines insurance and to a limited extent in commercial insurance. There is competition from a range of insurance companies which now operate telephone and internet direct sales businesses. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK, Irish and other European institutions seek to expand their businesses.

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Risk factors
Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK, US and Europe
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Adverse changes in the credit quality of the Group's borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group's assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group's business
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group's investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's insurance businesses are subject to inherent risks involving claims
Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group's control. Such changes would affect the profitability of current and future insurance products and services. The Group re-insures some of the risks it has assumed.

Operational risks are inherent in the Group's business
The Group's businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group's businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect the Group's business, the products and services offered or the value of assets.

Future growth in the Group's earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group's earnings could grow more slowly or decline.

Critical accounting policies
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group's principal accounting policies are set out on pages 139 to 142. UK company law and accounting standards require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard ("FRS") 18 'Accounting Policies' requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Provisions for bad and doubtful debts
The Group provides for losses existing in its lending book so as to state its loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Bad and doubtful debt provisions made during the year less amounts released and recoveries of amounts written-off in previous years are charged to the profit and loss account. Loans and advances are reported on the balance sheet net of specific and general provisions.

For certain homogeneous portfolios, including credit card receivables and other personal advances including mortgages, specific provisions are established on a portfolio basis, taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These factors are kept under constant review by the Group.

Other loans and advances are individually assessed and the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the customer's debt capacity and financial flexibility; the level and quality of earnings; the amount and sources of cash flows; the industry in which the customer operates; and the realisable value of any security held. The most significant estimates that affect the quantum of a specific provision are the receipts from the borrower and the amount that will be recovered from any security held.

Evaluating these estimates involves significant judgement as receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions. Additionally, the security may not be readily marketable.

The general provision covers bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is assessed in the light of past experience and reflects the size and diversity of the Group's loan portfolio, the current state of the economies in which the Group operates, other factors affecting the business environment, recent trends in companies going into administration, receivership and bankruptcy and the Group's monitoring and control procedures, including the scope of specific provisioning procedures.

The future credit quality of the Group's lending book is subject to uncertainties that could cause actual credit losses to differ materially from reported loan loss provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends and changes in the Group's portfolios.

Loans and advances – recognition of interest income
Interest receivable from loans and advances is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected. If the collection of interest is in doubt, it is credited to a suspense account and excluded from interest receivable; it continues to be charged to the customer's account.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the profit and loss account. The assumptions underlying the 2004 deficit and pension cost are set out in Note 3 on the financial statements.

Fair value
Securities and derivatives held for trading purposes are recognised in the financial statements at fair value. In the balance sheet, trading securities are included within Treasury and other eligible bills, Debt securities and Equity shares as appropriate. Positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other agreements that give a legally enforceable right of set-off. Gains or losses arising from changes in fair value are included in Dealing profits in the profit and loss account.

Fair value is the value at which a position could be closed out or sold in a transaction to a willing and knowledgeable counterparty over a reasonable period of time under current market conditions. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Securities carried at fair value include government, asset-backed and corporate debt obligations and corporate equity shares. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Determining fair value for such instruments does not involve significant judgement. Where observable prices are not available or if a position could be liquidated only at an unfavourable price or over an extended period, fair value is based on appropriate valuation techniques or management estimates.

The Group's derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group's pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of the Group's trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

General insurance claims

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. Claims are recognised in the accounting period in which the loss occurs.

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate.

The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. Goodwill is the excess of the cost of an acquisition and the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Under UK GAAP goodwill is amortised and there is a rebuttable presumption that the useful economic life of purchased goodwill does not exceed 20 years from the date of acquisition. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates. Under US GAAP goodwill is not amortised but is subject to annual review for impairment.

An impairment test is designed to assess the recoverable amount of an asset or, in the case of goodwill, an operating segment, by comparing its carrying value with the discounted value of future cash flows that it will generate. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting, the valuation of the separable assets of each business whose goodwill is being reviewed and an assessment of the discount rate appropriate to the business. Under UK GAAP, impairment tests are only undertaken in the year following an acquisition or when there is evidence that impairment might have occurred. US GAAP requires annual impairment tests that are different from any UK tests and accordingly they may support a different carrying value for the asset being tested.

Accounting developments

UK GAAP

UITF Abstract 38 'Accounting for ESOP trusts' and the consequential amendment to UITF Abstract 17 'Employee share schemes' which are applicable for the year ended 31 December 2004 did not have a material effect on the Group.

The Accounting Standards Board issued FRS 27 'Life Assurance' which introduces a new 'realistic' method of measuring life assurance liabilities and related assets. The present value of in-force polices can continue to be recognised provided that future investment margins are not included. The standard is applicable under UK GAAP for years ending on or after 31 December 2005 and is not expected to have a material effect on the Group.

International Financial Reporting Standards

In June 2002, the European Union adopted a regulation that requires, from 1 January 2005, listed companies to prepare their financial statements in accordance with international accounting standards adopted by the EU. The Group's 2005 financial statements will therefore be prepared in accordance with International Financial Reporting Standards ("IFRS"). These comprise not only IFRS but also International Accounting Standards ("IAS").

IFRS differ in certain significant respects from the Group's accounting policies under UK GAAP. The summary below outlines the important differences for the Group in respect of recognition and measurement on the basis of extant IFRS that will be effective for 2005, including revised IAS 32 and IAS 39:

Goodwill – IFRS require goodwill arising on the acquisition of subsidiaries or associates to be capitalised. Amortisation of goodwill is prohibited but it must be tested annually for impairment (and whenever changes in circumstances indicate impairment). Under the Group's UK GAAP accounting policy, goodwill arising on acquisitions after 1998 is recognised as an asset and amortised on a straight-line basis over its useful economic life. Impairment tests are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Certain amounts that would be included as goodwill under UK GAAP are recognised as intangibles under IFRS. Such intangibles are amortised over their useful lives unless they are regarded as having an indefinite useful life in which case they are not amortised but tested for impairment annually (and whenever changes in circumstances indicate impairment).

Merger accounting – IFRS require all business combinations to be accounted for as acquisitions by applying the purchase method. UK GAAP requires business combinations meeting certain criteria to be accounted for using merger accounting.

Dividends – IFRS require dividends payable to be recorded in the period in which they are declared whereas under UK GAAP dividends are recorded in the period to which they relate.

Computer software – under UK GAAP, most software development costs are written off as incurred. Under IFRS, such costs are capitalised if certain conditions are met and amortised over the estimated useful life of the software.

Pensions – the Group has implemented FRS 17 'Retirement Benefits' (FRS 17) for 2004. The measurement principles of this standard are similar to those required by IFRS. IFRS, like FRS 17, allow actuarial gains and losses to be recognised outside the profit and loss account. However IFRS allow as alternatives actuarial gains and losses to be recognised in profit or loss either in the period in which they occur or on a deferred basis.

Share-based payments – under UK GAAP, no compensation expense is recognised for Inland Revenue approved Save-as-you-earn share option schemes or for other share option schemes where the option has no intrinsic value (i.e. where at date of grant the exercise price equals the market value). IFRS require the fair value of share options at the date of grant to be recognised as an expense

Financial instruments: financial assets – under UK GAAP, loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see 'Derivatives and hedging' below), and securities are classified as being held as investment securities, or held for dealing purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Other securities are carried at fair value. Under IFRS, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to the profit and loss account. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allow any financial asset to be designated as fair value through profit and loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Effective interest rate and lending fees – under UK GAAP, loan origination fees are recognised when receivable unless they are charged in lieu of interest. IFRS require origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. Under IFRS, the carrying value of a financial instrument held at amortised cost is calculated using the effective interest method.

Loan impairment – under UK GAAP, provisions for bad and doubtful debts are made so as to record impaired loans at their expected ultimate net realisable value. IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Impairment must be assessed individually for individually significant assets but can be assessed collectively for other assets.

Financial instruments: financial liabilities – IFRS require all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit and loss on initial recognition. Under UK GAAP, short positions in securities and trading derivatives are carried at fair value, all other financial liabilities are recorded at amortised cost. In IFRS as adopted by the EU, the option to designate at fair value through profit and loss is not available.

Liabilities and equity – under UK GAAP, all issued shares are classified as shareholders' funds, and analysed between equity and non-equity interests. There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares.

Derivatives and hedging – under UK GAAP, non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the profit and loss account. Under IFRS, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecast transaction; and the hedge of a net investment in a foreign operation. In a fair value hedge the gain or loss on the derivative is recognised in the profit and loss account as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign operation, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the profit and loss account. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness.

Embedded derivatives – under IFRS, a derivative embedded in a contract must be accounted for separately from the host contract if the embedded derivative has economic characteristics that differ from those of the host contract. There is no equivalent requirement in UK GAAP.

Offset – for a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. However, under UK GAAP an intention to settle net is not a requirement for set off, although the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

Leasing – under UK GAAP, finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease. IFRS require a level rate of return on the net investment in the lease. This means that under UK GAAP tax cash flows are taken into account in allocating income but they are not under IFRS.

Transition – IFRS 1 'First-time Adoption of International Financial Reporting Standards' (IFRS 1) will apply to the Group's 2005 financial statements. The standard requires an opening IFRS balance sheet to be prepared as at the date of transition to IFRS, being the beginning of the earliest comparative period presented under IFRS in its first IFRS financial statements (the transition date). Accounting policies must comply with each IFRS effective at the reporting date of the first IFRS financial statements, and applied throughout all periods presented.

In the opening balance sheet the entity:

- recognises all assets and liabilities whose recognition is required by IFRS, but not any assets or liabilities not permitted by IFRS to be recognised;

- reclassifies items recognised under previous GAAP in accordance with IFRS requirements;

- applies IFRS in measuring all recognised assets and liabilities.

IFRS 1 provides certain optional exemptions from the above principles:

- Business combinations – past business combinations need not be restated in accordance with IFRS 3 'Business Combinations'.

- Fair value or revaluation as deemed cost – the fair value of an item of property, plant or equipment, or a previous GAAP revaluation (that approximates fair value) of such an item, may be treated as though it were the cost basis for the asset, with subsequent depreciation and impairment based on that amount.

- Employee benefits – under IAS 19 'Employee Benefits', actuarial gains and losses on pension schemes may be unrecognised if they fall within a 'corridor'. On first time application, an entity may determine the unrecognised gains and losses from inception of the pension scheme and recognise only those that would be recognised under IAS 19, or alternatively recognise all cumulative gains and losses at the transition date.

- Cumulative translation differences – cumulative translation differences on the net investment in a foreign operation prior to the transition date need not be calculated but set at zero.

- Compound financial instruments – split accounting required by IAS 39 need not be applied for a compound financial instrument if the liability component is no longer outstanding at the date of transition.

- Designation of financial instruments – an entity is allowed to designate a financial instrument as financial asset or financial liability at fair value through profit or loss on the date of transition rather than on initial recognition as required by IAS 39.

- Share-based payment transactions – IFRS 2 'Share-based Payment' must be applied to equity instruments granted on or after 7 November 2002 that had not vested before the later of the transition date and 1 January 2005.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

- Derecognition of financial assets and financial liabilities – the derecognition requirements of IAS 39 are to be applied prospectively for transactions occurring on or after 1 January 2004. However, an entity is permitted to apply the derecognition requirements retrospectively from a date of its choice.

- Hedge accounting – at the transition date, all derivatives must be measured at fair value. Gains and losses deferred under previous accounting must be eliminated. Hedge accounting for relationships that do not qualify under IAS 39 must be discontinued in accordance with the hedge termination rules in IAS 39.

- Assets classified as held for sale and discontinued operations – entities with a transition date before 1 January 2005 must apply the transition rules in IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'.

IFRS require at least one year of comparative data. However this data need not comply with IAS 32, IAS 39 and IFRS 4 'Insurance Contracts'. If comparatives that do not comply with IAS 32, IAS 39 and IFRS 4 are presented, then the date of transition for these standards will be the beginning of the first IFRS reporting period.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 53 on the accounts.

Financial highlights

for the year ended 31 December	2004 £m	2003* £m	2002* £m
Total income	22,754	19,281	17,016
Profit before tax, goodwill amortisation and integration costs	8,101	7,068	6,540
Profit before tax	6,917	6,076	4,852
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Cost:income ratio (%) (1)	40.8	42.6	44.2
Basic earnings per share (pence)	138.0	76.9	70.6
Adjusted earnings per share (pence) (2)	172.5	157.2	146.3
Dividend cover (times) (3)	2.9	3.1	3.3
Adjusted after-tax return on equity (%) (4)	20.1	20.1	18.3

at 31 December	2004 £m	2003* £m	2002* £m
Total assets	583,467	454,428	411,038
Loans and advances to customers	345,469	252,531	223,324
Deposits	384,143	304,286	273,881
Shareholders' funds	31,865	26,098	25,071
Risk asset ratio – tier 1 (%)	7.0	7.4	7.3
– total (%)	11.7	11.8	11.7

Notes:

(1) Cost:income ratio represents operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income, expressed as a percentage of total income.

(2) Adjusted earnings per share is based on earnings per share adjusted for goodwill amortisation, integration costs and the Additional Value Shares dividend in 2002 and 2003.

(3) Dividend cover represents the total ordinary dividend expressed as a multiple of profit attributable to ordinary shareholders adjusted for goodwill amortisation, integration costs and the Additional Value Shares dividend in 2002 and 2003.

(4) Adjusted after-tax return on equity is based on profit attributable to ordinary shareholders before goodwill amortisation, integration costs and the Additional Value Shares dividend in 2002 and 2003, and average equity shareholders' funds.

* restated (see page 139)

Summary consolidated profit and loss account for the year ended 31 December 2004

The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on page 143, these items are included in the captions prescribed by the Companies Act.

	2004 £m	2003* £m	2002* £m
Net interest income	9,208	8,301	7,849
Dividend income	79	58	58
Fees and commissions receivable	6,634	5,693	5,249
Fees and commissions payable	(1,954)	(1,337)	(965)
Dealing profits	1,988	1,793	1,462
Other operating income	1,855	1,650	1,410
	8,602	7,857	7,214
General insurance net premium income	4,944	3,123	1,953
Non-interest income	13,546	10,980	9,167
TOTAL INCOME	22,754	19,281	17,016
Staff costs	5,231	4,528	4,054
Other operating expenses	4,431	3,996	3,727
OPERATING EXPENSES	9,662	8,524	7,781
Profit before other operating charges	13,092	10,757	9,235
General insurance net claims	3,480	2,195	1,350
Operating profit before provisions	9,612	8,562	7,885
Provisions for bad and doubtful debts	1,428	1,461	1,286
Amounts written off fixed asset investments	83	33	59
PROFIT BEFORE TAX, GOODWILL AMORTISATION AND INTEGRATION COSTS	8,101	7,068	6,540
Goodwill amortisation	915	763	731
Integration costs	269	229	957
PROFIT BEFORE TAX	6,917	6,076	4,852
Tax	2,155	1,888	1,582
Profit after tax	4,762	4,188	3,270
Minority interests (including non-equity)	250	210	133
Preference dividends – non-equity	256	261	305
	4,256	3,717	2,832
Additional Value Shares dividend – non-equity	—	1,463	798
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Basic earnings per ordinary share	138.0p	76.9p	70.6p
Additional Value Shares dividend	—	49.9p	27.7p
	138.0p	126.8p	98.3p
Goodwill amortisation	28.7p	25.0p	24.2p
Integration costs	5.8p	5.4p	23.8p
Adjusted earnings per ordinary share	172.5p	157.2p	146.3p

* restated (see page 139)

2004 compared with 2003

Profit

Profit before tax, goodwill amortisation and integration costs increased by 15% or £1,033 million, from £7,068 million to £8,101 million. At constant exchange rates the increase was 18% or £1,278 million.

Profit before tax was up 14%, from £6,076 million to £6,917 million.

The Group made a number of acquisitions during 2004 which had a bearing on the year's results. These included:

In January 2004, Ulster Bank completed the acquisition of First Active plc, for a cash consideration of €887 million.

In March 2004, RBS completed the purchase of the credit card business of People's Bank in the US.

In August 2004, Citizens completed the acquisition of Charter One Financial, Inc. for a cash consideration of US$10.1 billion.

The Group has adopted Financial Reporting Standard 17 'Retirement Benefits' ("FRS 17") – the standard that replaces SSAP24 'Pension Costs'. The effect on prior years of adopting FRS 17 is shown on page 139.

Total income

The Group achieved strong growth in income during 2004. Total income was up 18% or £3,473 million to £22,754 million. Excluding acquisitions and at constant exchange rates, total income was up by 11%, £2,004 million.

Net interest income increased by 11% to £9,208 million and represents 40% of total income (2003 – 43%). Excluding acquisitions and at constant exchange rates, net interest income was up 8%. Average loans and advances to customers and average customer deposits grew by 19% and 10% respectively.

Non-interest income increased by 23% to £13,546 million and represents 60% of total income (2003 – 57%). Excluding acquisitions and at constant exchange rates, non-interest income was up 13%. There was good growth in transmission income and other fees, up 17% while general insurance premium income increased by 58%, reflecting organic growth and the acquisition of Churchill in September 2003. Gross income from rental assets grew by 18%, reflecting strong growth in operating lease assets.

Net interest margin

The Group's net interest margin at 2.92% was in line with expectations. Excluding the acquisition of First Active, the Group's net interest margin was down 0.03% from 2.97% in 2003, principally as a result of strong organic growth in mortgage lending and the increased funding cost of rental assets, the income from which is included in other income.

Operating expenses

Operating expenses, excluding goodwill amortisation and integration costs, rose by 13% to £9,662 million to support the strong growth in business volumes. Excluding acquisitions and at constant exchange rates, operating expenses were up by 9%, £739 million.

Cost:income ratio

The Group's ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income improved further to 40.8% from 42.6%. Excluding Charter One, the Group's cost:income ratio was 40.6%.

Net insurance claims

General insurance claims, after reinsurance, increased by 59% to £3,480 million. Excluding Churchill, the increase was 20%, consistent with volume growth and business mix.

Provisions

The profit and loss charge for bad and doubtful debts and amounts written off fixed asset investments was £1,511 million compared with £1,494 million in 2003. The charge for provisions in 2004 represented 0.51% of gross loans and advances to customers (excluding reverse repurchase agreements), compared with 0.64% in 2003.

Credit quality

Credit quality remains strong with no material change during 2004 in the distribution by grade of the Group's total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers improved to 1.58% (2003 – 2.01%). Risk elements in lending and potential problem loans represented 1.66% of gross loans and advances to customers (2003 – 2.24%).

Provision coverage of risk elements in lending and potential problem loans improved to 73% (2003 – 68%).

Integration

Integration costs in 2004 were £269 million principally relating to the integration of Churchill and the acquisitions by Citizens.

Earnings and dividends

Basic earnings per ordinary share increased by 79%, from 76.9p to 138.0p. The final dividend on the Additional Value Shares ("AVS") paid in December 2003 reduced earnings per ordinary share for that year by 49.9p. Adjusting for this and for goodwill amortisation and integration costs, earnings per ordinary share increased by 10%, from 157.2p to 172.5p.

A final dividend of 41.2p per ordinary share is recommended, making a total for the year of 58.0p per share, an increase of 15%. If approved, the final dividend will be paid on 3 June 2005 to shareholders registered on 11 March 2005. The total dividend is covered 2.9 times by earnings before goodwill amortisation and integration costs.

Balance sheet
Total assets were £583 billion at 31 December 2004, 28% higher than total assets of £454 billion at 31 December 2003.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased in 2004 by 28% or £64.8 billion to £293.3 billion. Excluding acquisitions and reverse repos, lending increased by 18%. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew in 2004 by 16% or £33.0 billion to £242.9 billion. Excluding acquisitions and repos, deposits increased by 7%.

Although the adoption of FRS 17 has reduced shareholders' funds by £3,220 million (2003 – £2,001 million), this has no effect on the Group's regulatory capital at 31 December 2004.

Capital ratios at 31 December 2004 were 7.0% (tier 1) and 11.7% (total), against 7.4% (tier 1) and 11.8% (total) at 31 December 2003.

Profitability
The adjusted after-tax return on ordinary equity was stable at 20.1%. This is based on profit attributable to ordinary shareholders before goodwill amortisation, integration costs and in 2003 the AVS dividend, and average ordinary equity.

2003 compared with 2002

Profit
Profit before tax, goodwill amortisation and integration costs increased by 8% or £528 million, from £6,540 million to £7,068 million.

Profit before tax was up 25%, from £4,852 million to £6,076 million.

Total Income
The Group achieved strong growth in income during 2003. Total income was up 13% or £2,265 million to £19,281 million. Non-interest income accounted for 57% of total income. Excluding acquisitions, total income rose by 10%.

Net interest income increased by 6% to £8,301 million and represented 43% of total income (2002 – 46%). Average loans and advances to customers and average customer deposits grew by 12% and 8% respectively. The benefit of this growth more than offset the impact on net interest income of the Competition Commission inquiry into SME banking in the UK and the lower interest rate environment in the UK and the US which reduced income earned from deposits and investments.

Non-interest income increased by 20% to £10,980 million and represented 57% of total income (2002 – 54%). Fees receivable were up 8% with good growth in lending, transmission and card related fees reflecting higher volumes. General insurance premium income grew strongly, reflecting volume growth in both motor and home insurance products, and the acquisition of Churchill. In addition, volumes in financial markets were up strongly in both the UK and the US reflecting growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange.

Income from rental assets grew by 17% to £1,088 million, reflecting the growth in operating leases and investment properties.

Net interest margin
The Group's net interest margin at 2.97% was, in line with the first half, down from 3.13% in 2002 due to a reduced benefit from interest-free funds arising from the lower interest rate environment, and the outcome of the Competition Commission inquiry into SME banking.

Operating expenses
Operating expenses, excluding goodwill amortisation and integration costs, rose by 10% to £8,524 million. Excluding acquisitions, operating expenses were up 7% in support of higher business volumes and 10% income growth.

Cost:income ratio
The strong growth in income together with tight cost management resulted in a further improvement in the Group's ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income, to 42.6% from 44.2%. Excluding the effect of acquisitions, the cost:income ratio improved to 43.9%.

Net insurance claims
General insurance claims, after reinsurance, increased by 63% to £2,195 million. Excluding Churchill, the increase was 29%, consistent with volume growth in the component parts of the insurance division.

Provisions
The profit and loss charge for bad debts and amounts written off fixed asset investments was £1,494 million compared with £1,345 million in 2002. The profit and loss charge is in line with the growth in loans and advances.

Credit quality
There was no material change during the year in the distribution by grade of the Group's total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers at 2.01% at 31 December 2003 showed an improving trend (31 December 2002 – 2.14%).

Risk elements in lending and potential problem loans represented 2.24% of gross loans and advances to customers compared with 2.66% at 31 December 2002.

Integration
Integration costs in the year were £229 million, of which, £143 million related to the final elements of the NatWest integration and £86 million related to other acquisitions, including Citizens' acquisitions and Churchill.

All integration initiatives in relation to NatWest have been implemented. The programme benefits, comprising £890 million annual revenue benefits and £1,440 million annual cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion. Since 6 March 2000 the integration initiatives have contributed a cumulative £5.6 billion to the Group.

Earnings and dividends

Basic earnings per ordinary share increased by 9%, from 70.6p to 76.9p. Earnings per ordinary share, adjusted for goodwill amortisation, integration costs and the dividend on Additional Value Shares ("AVS"), increased by 7%, from 146.3p to 157.2p.

The final dividend of 55p per share amounting to £1.5 billion was paid on 1 December 2003 to the holders of the AVS issued in connection with the acquisition of NatWest. A total of £1 per AVS amounting to £2.7 billion in aggregate was paid over three years to shareholders in accordance with the original schedule.

The total ordinary dividend for the year was 50.3p per ordinary share an increase of 15%. The total dividend was covered 3.1 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Balance sheet

Total assets were £454 billion at 31 December 2003, 11% higher than total assets of £411 billion at 31 December 2002.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased by 13% or £27 billion to £228 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew by 8% or £16 billion to £210 billion.

Capital ratios at 31 December 2003 were 7.4% (tier 1) and 11.8% (total), against 7.3% (tier 1) and 11.7% (total) at 31 December 2002.

Profitability

The adjusted after-tax return on ordinary equity was 20.1% compared with 18.3% for 2002. This is based on profit attributable to ordinary shareholders before goodwill amortisation, integration costs and the AVS dividend, and average equity shareholders' funds.

Acquisitions

In January 2003, Citizens completed the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc. for a cash consideration of US$450 million.

In April 2003, Citizens announced the acquisition of Port Financial Corp., the holding company of the Massachusetts savings bank, CambridgePort Bank for a cash consideration of US$285 million. This transaction was completed on 31 July 2003.

In May 2003, RBS announced the acquisition of Nordisk Renting AB, a Swedish leasing company, for a cash consideration of €104 million. This transaction was completed on 2 June 2003.

In May 2003, RBS announced the acquisition of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank for a cash consideration of €486 million. This transaction was completed on 31 July 2003.

In June 2003, RBS announced the acquisition of Churchill Insurance Group PLC for a cash consideration of £1.1 billion. This transaction was completed on 1 September 2003.

In July 2003, Citizens announced the acquisition of Community Bancorp, Inc., the holding company for Community National Bank, for a cash consideration of US$116 million. This transaction was completed on 31 October 2003.

In September 2003, Citizens announced the acquisition of Thistle Group Holdings, Co., the holding company for Roxborough Manayunk Bank, for a cash consideration of US$136 million. This transaction was completed on 5 January 2004.

In October 2003, Coutts Bank (Switzerland) Limited announced the acquisition of a Swiss private bank, Bank von Ernst & Cie AG, for a cash consideration of Swiss Francs 500 million. This transaction was completed on 28 November 2003.

In October 2003, RBS announced that it had agreed terms for a recommended acquisition of First Active plc, for a cash consideration of €887 million. This transaction was completed on 5 January 2004.

On 3 February 2004, RBS announced that it had agreed terms with People's Bank of Connecticut to purchase their credit card portfolio. This transaction was completed on 5 March 2004.

Disposals

In May 2003, RBS announced the sale of the Miami-based Latin American private banking operations of Coutts Group to Santander Central Hispano. The cash consideration was US$81 million. This transaction was completed on 31 July 2003.

Analysis of results

Net interest income

	2004 £m	2003 £m	2002 £m
Interest receivable	16,696	13,998	13,561
Interest payable	(7,488)	(5,697)	(5,712)
Net interest income	9,208	8,301	7,849

	%	%	%
Gross yield on interest-earning assets of the banking business	5.30	5.00	5.41
Cost of interest-bearing liabilities of the banking business	(2.70)	(2.32)	(2.70)
Interest spread of the banking business	2.60	2.68	2.71
Benefit from interest-free funds	0.32	0.29	0.42
Net interest margin of the banking business	2.92	2.97	3.13

Yields, spreads and margins of the banking business	%	%	%
Gross yield			
Group	5.30	5.00	5.41
UK	5.70	5.20	5.56
Overseas	4.38	4.44	4.97
Interest spread			
Group	2.60	2.68	2.71
UK	2.68	2.68	2.72
Overseas	2.48	2.71	2.69
Net interest margin			
Group	2.92	2.97	3.13
UK	2.96	2.95	3.14
Overseas	2.83	3.02	3.09
The Royal Bank of Scotland plc base rate	4.38	3.69	4.00
London inter-bank three month offered rates:			
Sterling	4.64	3.74	4.06
Eurodollar	1.62	1.22	1.80
Euro	2.11	2.33	3.32

Notes:

(1) Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2004 compared with 2003

Group – The net interest margin decreased from 2.97% to 2.92%. The interest spread declined reflecting principally a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest-free funds due to increased volumes and movements in interest rates.

UK – The UK net interest margin increased slightly from 2.95% to 2.96%. An increase in the benefit from interest-free funds, due to movements in interest rates, and improvements in corporate lending margins were largely offset by growth in the mortgage business.

Overseas – The Overseas net interest margin decreased from 3.02% to 2.83%. This reduction reflected the continued tightening of asset spreads in the US, together with the growth in mortgage business following the acquisition of First Active. Higher volumes together with movements in interest rates led to an increase in the benefit of interest-free funds.

2003 compared with 2002

Net interest income increased by 6%, £452 million, to £8,301 million. Average interest-earning assets of the Group's banking business increased by 12%, £29.1 billion, to £279.7 billion. Within this, average loans and advances to customers were up 12%, £23.3 billion, to £213.3 billion due to growth in both corporate and personal lending.

Interest spread for the Group as a whole decreased from 2.71% to 2.68%. Interest-free balances fell partly due to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment contributed to the reduction in the benefit of interest-free funds from 0.42% to 0.29% giving a decline in net interest margin from 3.13% to 2.97%.

UK – Interest spread decreased from 2.72% to 2.68% with product margins remaining stable despite growth in the relatively lower margin mortgage business. The reduced benefit of interest-free funds due to the rate and volume impact described above resulted in the decrease in net interest margin from 3.14% to 2.95%.

Overseas – Interest spread increased from 2.69% to 2.71%. Asset spreads tightened in the US due to lower interest rates; however, this was more than offset by overall mix and volume improvements elsewhere. Lower interest rates led to a reduction in the benefit from interest-free funds, resulting in the decline in net interest margin from 3.09% to 3.02%.

Average balance sheet and related interest

	2004			2003*		
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets						
Treasury and other eligible bills – UK	835	34	4.07	1,378	48	3.48
– Overseas	62	1	1.61	64	1	1.56
Loans and advances to banks – UK	13,528	527	3.90	13,724	459	3.34
– Overseas	9,189	264	2.87	9,559	212	2.22
Loans and advances to customers – UK	184,837	11,152	6.03	168,390	9,519	5.65
– Overseas	69,118	3,201	4.63	44,862	2,240	4.99
Debt securities – UK	19,549	756	3.87	23,810	754	3.17
– Overseas	18,132	761	4.20	17,927	765	4.27
Total interest-earning assets – banking business	315,250	16,696	5.30	279,714	13,998	5.00
– trading business (3)	133,353			96,648		
Total interest-earning assets	448,603			376,362		
Non-interest-earning assets	70,510			66,060		
Total assets	519,113			442,422		
Percentage of assets applicable to overseas operations	33.1%			32.4%		
Liabilities and shareholders' equity						
Deposits by banks – UK	35,059	1,060	3.02	28,220	703	2.49
– Overseas	16,425	398	2.42	9,565	218	2.28
Customer accounts: demand deposits – UK	67,519	1,569	2.32	64,469	1,028	1.59
– Overseas	11,580	147	1.27	9,166	70	0.76
Customer accounts: savings deposits – UK	24,147	673	2.79	18,653	503	2.70
– Overseas	18,349	252	1.37	16,310	260	1.59
Customer accounts: other time deposits – UK	51,591	1,712	3.32	49,880	1,478	2.96
– Overseas	20,725	479	2.31	16,642	374	2.25
Debt securities in issue – UK	37,097	1,229	3.31	29,977	914	3.05
– Overseas	12,320	229	1.86	9,630	119	1.24
Loan capital – UK	17,959	665	3.70	15,342	534	3.48
– Overseas	235	15	6.38	154	16	10.39
Internal funding of trading business – UK	(35,317)	(920)	2.60	(21,258)	(497)	2.34
– Overseas	(758)	(20)	2.64	(1,651)	(23)	1.39
Total interest-bearing liabilities – banking business	276,931	7,488	2.70	245,099	5,697	2.32
– trading business (3)	131,743			93,466		
Total interest-bearing liabilities	408,674			338,565		
Non-interest-bearing liabilities						
Demand deposits – UK	17,765			17,589		
– Overseas	9,101			7,330		
Other liabilities	53,726			52,810		
Shareholders' funds – equity	26,538			22,973		
– non-equity	3,309			3,155		
Total liabilities and shareholders' equity	519,113			442,422		
Percentage of liabilities applicable to overseas operations	30.6%			30.6%		

* restated (see page 139)

Notes:

(1) *The analysis into UK and Overseas has been compiled on the basis of location of office.*

(2) Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.

(3) Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

	2002*		
	Average balance £m	Interest £m	Rate %
Assets			
Treasury and other eligible bills – UK	910	24	2.64
– Overseas	351	6	1.71
Loans and advances to banks – UK	13,439	532	3.96
– Overseas	9,811	304	3.10
Loans and advances to customers – UK	154,202	9,141	5.93
– Overseas	35,759	1,963	5.49
Debt securities – UK	17,950	675	3.76
– Overseas	18,188	916	5.04
Total interest-earning assets – banking business	250,610	13,561	5.41
– trading business (3)	78,380		
Total interest-earning assets	328,990		
Non-interest-earning assets	64,867		
Total assets	393,857		
Percentage of assets applicable to overseas operations	32.0%		
Liabilities and shareholders' equity			
Deposits by banks – UK	21,090	544	2.58
– Overseas	9,058	215	2.37
Customer accounts: demand deposits – UK	58,618	1,062	1.81
– Overseas	8,275	99	1.20
Customer accounts: savings deposits – UK	16,002	463	2.89
– Overseas	11,742	229	1.95
Customer accounts: other time deposits – UK	45,902	1,542	3.36
– Overseas	16,264	462	2.84
Debt securities in issue – UK	24,154	965	4.00
– Overseas	8,693	209	2.40
Loan capital – UK	13,154	640	4.87
– Overseas	166	17	10.24
Internal funding of trading business – UK	(20,129)	(709)	3.52
– Overseas	(1,301)	(26)	2.00
Total interest-bearing liabilities – banking business	211,688	5,712	2.70
– trading business (3)	75,059		
Total interest-bearing liabilities	286,747		
Non-interest-bearing liabilities			
Demand deposits – UK	21,848		
– Overseas	6,401		
Other liabilities	52,047		
Shareholders' funds – equity	23,075		
– non-equity	3,739		
Total liabilities and shareholders' equity	393,857		
Percentage of liabilities applicable to overseas operations	30.4%		

* restated (see page 139)

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

(2) Loans and advances to customers include non-accrual loans. Interest income includes income on non-accruing loans only to the extent cash payments have been received.

(3) Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2004 over 2003			2003 over 2002		
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest-earning assets						
Treasury and other eligible bills						
UK	(21)	7	(14)	15	9	24
Overseas	—	—	—	(5)	—	(5)
Loans and advances to banks						
UK	(7)	75	68	11	(84)	(73)
Overseas	(8)	60	52	(8)	(84)	(92)
Loans and advances to customers						
UK	967	666	1,633	820	(442)	378
Overseas	1,133	(172)	961	467	(190)	277
Debt securities						
UK	(148)	150	2	196	(117)	79
Overseas	9	(13)	(4)	(13)	(138)	(151)
Total interest receivable of the banking business						
UK	791	898	1,689	1,042	(634)	408
Overseas	1,134	(125)	1,009	441	(412)	29
	1,925	773	2,698	1,483	(1,046)	437
Interest-bearing liabilities						
Deposits by banks						
UK	(190)	(167)	(357)	(179)	20	(159)
Overseas	(166)	(14)	(180)	(12)	9	(3)
Customer accounts: demand deposits						
UK	(51)	(490)	(541)	(101)	135	34
Overseas	(22)	(55)	(77)	(10)	39	29
Customer accounts: savings deposits						
UK	(153)	(17)	(170)	(72)	32	(40)
Overseas	(30)	38	8	(78)	47	(31)
Customer accounts: other time deposits						
UK	(51)	(183)	(234)	(128)	192	64
Overseas	(95)	(10)	(105)	(10)	98	88
Debt securities in issue						
UK	(232)	(83)	(315)	(205)	256	51
Overseas	(39)	(71)	(110)	(20)	110	90
Loan capital						
UK	(96)	(35)	(131)	(96)	202	106
Overseas	(7)	8	1	1	—	1
Internal funding of trading business						
UK	362	61	423	38	(250)	(212)
Overseas	(17)	14	(3)	6	(9)	(3)
Total interest payable of the banking business						
UK	(411)	(914)	(1,325)	(743)	587	(156)
Overseas	(376)	(90)	(466)	(123)	294	171
	(787)	(1,004)	(1,791)	(866)	881	15
Movement in net interest income						
UK	380	(16)	364	299	(47)	252
Overseas	758	(215)	543	318	(118)	200
	1,138	(231)	907	617	(165)	452

Non-interest income

	2004 £m	2003* £m	2002* £m
Dividend income	79	58	58
Fees and commissions receivable	6,634	5,693	5,249
Fees and commissions payable	(1,954)	(1,337)	(965)
Dealing profits	1,988	1,793	1,462
Other operating income	1,855	1,650	1,410
	8,602	7,857	7,214
General insurance premium income			
Earned premiums	5,357	3,627	2,442
Reinsurance	(413)	(504)	(489)
	4,944	3,123	1,953
	13,546	10,980	9,167

* restated (see page 139)

2004 compared with 2003
Non-interest income increased by £2,566 million, 23% to £13,546 million and represents 60% of total income (2003 – 57%). Excluding acquisitions and at constant exchange rates, non-interest income was up 13%.

Within non-interest income, fees and commissions receivable increased by 17% or £941 million, to £6,634 million. This reflected strong growth in lending, transmission and card related fees together with increased insurance brokerage and ATM income.

Fees and commissions payable increased by £617 million to £1,954 million reflecting higher brokerage costs in CBFM due to greater volumes of trading and structuring business and fees paid in Retail Direct in support of higher volumes. Commissions payable to brokers and intermediaries in the general insurance business were up reflecting the acquisition of Churchill in September 2003.

Dealing profits at £1,988 million were up £195 million, 11% on 2003. Growth was achieved across all customer segments and product classes with further diversification of dealing revenues in the US to compensate for lower residential refinancing volume than the previous year.

Other operating income increased by 12% to £1,855 million. This was principally due to higher gross income from rental assets reflecting strong growth in operating lease assets.

General insurance premium income, after reinsurance, rose by 58%, or £1,821 million to £4,944 million reflecting organic growth and the acquisition of Churchill. Excluding Churchill, the growth was 17% reflecting volume growth in motor and home insurance products.

2003 compared with 2002
Non-interest income increased by 20%, or £1,813 million, to £10,980 million. Non-interest income represented 57% of total income. Excluding general insurance premium income, non-interest income rose by 9% or £643 million to £7,857 million reflecting strong performances in CBFM, up 18% or £670 million and Retail Direct, up 17%, or £145 million.

Within non-interest income, fees and commissions receivable increased by 8% or £444 million, to £5,693 million. This reflected an increase in lending and transmission fees, and good growth in insurance brokerage, cards related fees and ATM income.

Fees and commissions payable increased by £372 million to £1,337 million reflecting higher brokerage costs in CBFM, fees paid in Retail Direct in support of higher volumes and commissions payable to brokers and intermediaries following the acquisition of Churchill.

Dealing profits at £1,793 million were up £331 million, 23% on 2002. This reflected strong growth in volumes in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income increased by 17% to £1,650 million. This was due to growth in income from rental assets (comprising operating lease assets and investment properties) and higher investment securities gains.

General insurance premium income, after reinsurance, rose by 60%, or £1,170 million to £3,123 million. Excluding the acquisition of Churchill Insurance the growth was 25% or £490 million reflecting volume growth in motor and home insurance products.

Operating expenses (excluding goodwill amortisation and integration costs)

	2004 £m	2003* £m	2002* £m
Administrative expenses:			
Staff costs	5,231	4,528	4,054
Premises and equipment	1,150	1,042	879
Other administrative	2,176	2,035	1,955
Total administrative expenses	8,557	7,605	6,888
Depreciation of tangible fixed assets	1,105	919	893
	9,662	8,524	7,781

* restated (see page 139)

2004 compared with 2003
Operating expenses, excluding goodwill amortisation and integration costs, rose by 13% to £9,662 million to support the strong growth in business volumes. Excluding acquisitions and at constant exchange rates, operating expenses were up by 9%, £739 million.

Staff costs were up £703 million, 16% to £5,231 million reflecting acquisitions, business growth and higher pension costs following the implementation of FRS 17. The number of staff increased by 15,700, 13% to 136,600. Of the increase 10,500 was due to acquisitions.

Premises and equipment expenses increased by £108 million, 10% to £1,150 million reflecting investment to upgrade the property portfolio in major UK centres to support the core business.

The increase in other administrative expenses reflected business volume growth and continued expenditure in support of Group wide projects.

The Group's ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income improved further to 40.8% from 42.6%.

2003 compared with 2002
Operating expenses excluding goodwill amortisation and integration costs rose by 10% or £743 million to £8,524 million. This increased expenditure was in support of strong organic growth and customer service improvements. Excluding acquisitions, operating expenses were up 7%, £544 million in support of higher business volumes and 13% income growth.

Staff costs were up £474 million, 12% to £4,528 million reflecting acquisitions and business growth. The number of staff increased by 9,100, 8% to 120,900. Acquisitions in the year added 9,700 staff of which 8,500 related to Churchill.

Premises and equipment expenses increased by £163 million, 19% to £1,042 million reflecting the continuing upgrade of the property portfolio in major UK centres to support the core business.

The increase in other administrative expenses reflected higher business volumes and included expenditure in support of Group wide projects.

Continued income growth coupled with a rigorous approach to cost management further improved the Group's cost:income ratio, to 42.6% from 44.2%. Excluding the effect of acquisitions the cost:income ratio improved to 43.9%.

Integration costs

	2004 £m	2003 £m	2002 £m
Staff costs	113	125	530
Premises and equipment	34	31	127
Other administrative expenses	120	73	298
Depreciation of tangible fixed assets	2	—	2
	269	229	957

Integration costs in 2004 comprise £87 million relating to the integration of Churchill, £91 million relating to the integration of Charter One and £91 million in respect of other acquisitions.

Integration costs in 2003 comprise £143 million relating to the integration of NatWest, £63 million relating to the integration of Citizens' acquisitions and £23 million in respect of other acquisitions.

Integration costs in 2002 comprise £810 million relating to the integration of NatWest and £147 million relating to the integration of Citizens' acquisitions.

Accruals in relation to integration costs are set out below.

	At 31 December 2003 £m	Currency translation adjustments £m	Charge to profit and loss account £m	Utilised during the year £m	At 31 December 2004 £m
Staff costs – redundancy	19	—	19	(27)	11
Staff costs – other	27	(1)	94	(91)	29
Premises and equipment	2	(1)	34	(22)	13
Other	33	(2)	122	(109)	44
	81	(4)	269	(249)	97

Provisions

	2004 £m	2003 £m	2002 £m
Net new provisions	1,658	1,566	1,408
less: recoveries of amounts previously written off	(147)	(72)	(63)
Charge to profit and loss account	1,511	1,494	1,345
Comprising:			
Provisions for bad and doubtful debts	1,428	1,461	1,286
Amounts written off fixed asset investments	83	33	59
Charge to profit and loss account	1,511	1,494	1,345

2004 compared with 2003
Gross new provisions were up 6%, £92 million to £1,658 million. Recoveries of amounts previously written more than doubled to £147 million. Consequently the net charge to the profit and loss account was up £17 million, 1% to £1,511 million.

Bad debt provisions amounted to £1,428 million compared with £1,461 million in 2003, a decrease of 2%. Amounts written off fixed asset investments were up from £33 million in 2003 to £83 million.

Total balance sheet provisions for bad and doubtful debts amounted to £4,228 million compared with £3,929 million at 31 December 2003. Total provision coverage (the ratio of total balance sheet provisions to total risk elements in lending) remained stable at 76%.

The ratio of total balance sheet provisions to total risk elements in lending and potential problem loans increased to 73% compared with 68% at 31 December 2003.

2003 compared with 2002
Gross new provisions were up 11%, £158 million to £1,566 million. Recoveries of amounts previously written off were up £9 million, 14%, to £72 million. Consequently the net charge to the profit and loss account was up £149 million, 11% to £1,494 million.

Bad debt provisions amounted to £1,461 million compared with £1,286 million in 2002, an increase of 14%. The increased charge was in line with the growth in lending during 2003. Amounts written off fixed asset investments, largely in the second half of the year, were down £26 million to £33 million compared with £59 million in 2002.

Total balance sheet provisions for bad and doubtful debts amounted to £3,929 million compared with £3,927 million at 31 December 2002. Total provision coverage (the ratio of total balance sheet provisions to total risk elements in lending) was 76% compared with 80% at 31 December 2002.

The ratio of total balance sheet provisions to total risk elements in lending and potential problem loans increased to 68% compared with 65% at 31 December 2002.

Taxation

	2004 £m	2003* £m	2002* £m
Tax on profit on ordinary activities	2,155	1,888	1,582
	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	31.2	31.1	32.6

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2004 £m	2003* £m	2002* £m
Expected tax charge	2,075	1,823	1,456
Goodwill amortisation	241	200	183
Contributions to employee share schemes	(32)	(35)	(40)
Non-deductible items	227	248	179
Non-taxable items	(251)	(207)	(188)
Capital allowances in excess of depreciation	(415)	(626)	(340)
Other	45	16	6
Adjustments in respect of prior periods	(168)	(77)	(15)
Current tax charge for year	1,722	1,342	1,241
Deferred taxation:			
Origination and reversal of timing differences	482	581	397
Adjustments in respect of prior periods	(49)	(35)	(56)
Actual tax charge	2,155	1,888	1,582

* restated (see page 139)

Divisional performance

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2004 £m	2003 £m	2002 £m
Corporate Banking and Financial Markets	4,265	3,620	3,261
Retail Banking*	3,279	3,170	3,074
Retail Direct*	1,040	881	708
Manufacturing*	(2,439)	(2,114)	(1,952)
Wealth Management*	468	402	407
RBS Insurance*	862	609	456
Ulster Bank*	468	354	318
Citizens	1,037	857	766
Central items**	(879)	(711)	(498)
Profit before goodwill amortisation and integration costs	8,101	7,068	6,540

* prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance and Ulster Bank, to Manufacturing.

** restated following the implementation of FRS 17

The performance of each of the divisions is reviewed on pages 80 to 91.

Corporate Banking and Financial Markets

	2004 £m	2003 £m	2002 £m
Net interest income excluding funding cost of rental assets	2,959	2,653	2,631
Funding cost of rental assets	(414)	(329)	(282)
Net interest income	2,545	2,324	2,349
Fees and commissions receivable	1,723	1,537	1,394
Fees and commissions payable	(277)	(220)	(157)
Dealing profits (before associated direct costs)	1,855	1,661	1,338
Income on rental assets	1,282	1,088	931
Other operating income	381	307	197
Non-interest income	4,964	4,373	3,703
Total income	7,509	6,697	6,052
Direct expenses			
– staff costs	1,642	1,410	1,230
– other	412	394	375
– operating lease depreciation	610	518	461
	2,664	2,322	2,066
Contribution before provisions	4,845	4,375	3,986
Provisions	580	755	725
Contribution	4,265	3,620	3,261

	£bn	£bn	£bn
Total assets*	265.3	219.0	203.4
Loans and advances to customers – gross*			
– banking book	114.9	99.3	92.1
– trading book	10.0	5.0	3.6
Rental assets	11.2	10.1	7.0
Customer deposits*	74.9	68.6	62.2
Weighted risk assets – banking	160.9	140.0	125.2
– trading	16.9	12.6	11.3

* excluding repos and reverse repos

2004 compared with 2003
Contribution increased by 18%, £645 million to £4,265 million reflecting growth in all business areas.

Total income was up 12% or £812 million to £7,509 million. Strong growth in all locations was partially masked by the effect of stronger sterling on the translation of income from Europe and North American businesses. At constant exchange rates, income grew by 14% and contribution was up 20%.

Net interest income, excluding the cost of funding rental assets, increased 12% or £306 million to £2,959 million. Average loans and advances to customers of the banking business increased by 10% or £9.5 billion to £103.8 billion. The second half of 2004 saw a modest recovery in large corporate lending. Average customer deposits within the banking business increased by 8% or £5.0 billion to £66.0 billion. An improvement in margins was achieved through strong growth in our UK mid-corporate relationships.

Fees receivable rose by £186 million, 12% to £1,723 million with growth driven by lending, structured finance and capital markets activities. Fees payable, including brokerage, were up £57 million to £277 million due to the greater volumes of trading and structuring business.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, rose by 12% to £1,855 million. Growth was achieved across all our customer segments and product classes with further diversification of dealing revenues in the US to compensate for lower residential mortgage refinancing volume than in 2003. The Group's trading value-at-risk (VaR) remains modest and the average VaR was £10.8 million (2003 – £9.4 million).

The asset rental business, comprising operating lease assets and investment properties continued to grow strongly. Rental assets increased to £11.2 billion and income after deducting funding costs and operating lease depreciation increased by 7%, £17 million to £258 million.

Other operating income also grew strongly, up £74 million or 24% to £381 million.

Direct expenses increased by 15% or £342 million to £2,664 million. Excluding operating lease depreciation, operating expenses were up 14%, £250 million. This was mainly due to the mix effect of faster growth in businesses with inherently higher cost:income ratios, such as Capital Markets and our overseas businesses, together with the investment in new revenue initiatives in the US.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £580 million, a decrease of 23%, £175 million. The reduction reflects an improvement in corporate credit quality and the economic environment in 2004.

2003 compared with 2002
Contribution increased by 11% or £359 million to £3,620 million. As well as in the UK, the division also achieved good growth in Europe and North America.

Total income was up 11% or £645 million to £6,697 million with strong growth across all business areas.

Average loans and advances to customers of the banking business increased by 9% or £7.5 billion to £94.3 billion. Lending margin was maintained. Average customer deposits within the banking businesses increased by 7% or £4.1 billion to £61.0 billion; however, the lower interest rate environment adversely affected deposit margins as it reduced the benefit of interest free funds. Net interest income was further impacted by the effect of implementing from 1 January 2003 the pricing remedies agreed following the Competition Commission inquiry into SME banking and by lower money market income, due to less favourable market conditions.

The asset rental business comprising operating leases and investment properties, grew strongly. Rental assets increased to £10.1 billion and net income after deducting funding costs and operating lease depreciation increased by 28%, £53 million to £241 million.

Fees receivable rose by £143 million, 10% to £1,537 million due to growth in fees related to lending and from the expansion and success of capital markets activities. Fees payable including brokerage were up £63 million to £220 million due to higher volumes in Financial Markets.

Dealing profits which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, rose by 24% to £1,661 million providing incremental profit contribution of some £170 million. There was steady growth in underlying customer volumes in all product areas. While first half performance was particularly strong given the unusually high levels of demand for mortgage backed securities in the United States, dealing revenues in the second half were up 10% on the prior year period, in line with the growth in income for the division as a whole.

Other operating income was up £110 million, 56% to £307 million partially due to the full year effect of the inclusion of Dixon Motors' gross profit.

Direct expenses increased by 12% or £256 million to £2,322 million. Excluding the effect of the acquisition of Nordisk Renting and Dixon Motors and operating lease depreciation, operating expenses were up 10%, £161 million. This was due to performance related costs associated with the strong growth in trading revenues, expansion in all business areas and continued investment in capital market activities and in the growing overseas franchise.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £755 million, an increase of £30 million. The charge in the second half of the year was £351 million, 13% lower than the first half. The increase in provisions of 4% over last year was less than the growth in lending of 9%, reflecting an improvement in credit quality and the economic environment during 2003.

Retail Banking

	2004 £m	2003* £m	2002* £m
Net interest income	3,112	2,959	2,849
Non-interest income	1,630	1,514	1,430
Total income	4,742	4,473	4,279
Direct expenses			
– staff costs	834	793	729
– other	240	237	263
	1,074	1,030	992
Contribution before provisions	3,668	3,443	3,287
Provisions	389	273	213
Contribution	3,279	3,170	3,074

	£bn	£bn	£bn
Total banking assets	74.2	63.9	57.4
Loans and advances to customers – gross			
– mortgages	44.1	36.6	32.1
– small business	15.2	13.8	12.5
– consumer lending	12.9	11.4	11.0
Customer deposits	70.6	66.5	61.9
Weighted risk assets	49.7	42.9	38.8

* prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management.

2004 compared with 2003

The division continued to achieve strong volume growth across all key product areas – in particular mortgages, loans and savings – supported by increased customer numbers. As a result, income increased by 6% or £269 million to £4,742 million, and contribution by 3% or £109 million to £3,279 million.

Net interest income rose by 5% or £153 million to £3,112 million, reflecting strong growth in lending and deposits which more than offset the impact of business mix – particularly strong growth in low risk mortgage lending – and the impact of lower margin in some areas, especially unsecured lending. Average loans to customers, excluding mortgages, grew by 12% or £2.8 billion to £26.5 billion. Average mortgage lending grew by 21% or £7.0 billion to £40.7 billion. Both mortgage and non-mortgage lending have evidenced a slowdown in growth in the second half of the year. Average customer deposits increased by 8% or £4.9 billion to £66.0 billion.

Non-interest income rose by 8% or £116 million to £1,630 million. This reflected higher fee income associated with strong asset growth in both personal and business sectors together with increased volumes of money transmission activity.

Direct expenses increased by 4% or £44 million to £1,074 million. Staff expenses increased 5% or £41 million to £834 million, principally due to the deployment of an additional one thousand customer facing staff in the NatWest network. The increase in other expenses was 1% or £3 million, reflecting rigorous cost management.

The charge for provisions for bad and doubtful debts increased by £116 million to £389 million. The increased charge reflects the anticipated increase in delinquency rates in the NatWest portfolio following growth in unsecured lending in recent years. NatWest credit experience is now broadly consistent with the RBS portfolio which has been stable for a number of years. As reported in the first half, there has also been a higher incidence of fraud which has led to some deterioration in recovery rates.

The overall quality of the loan portfolio, the majority of which is mortgage lending, as measured by probability of default, remained in line with expectations.

2003 compared with 2002

The division achieved strong volume growth across all personal product areas - current accounts, mortgages and loans and savings. Despite lower interest rates and the adverse effect of the pricing remedies agreed following the Competition Commission inquiry into SME banking which were implemented from 1 January 2003, income increased by 5% or £194 million to £4,473 million, and contribution by 3% or £96 million to £3,170 million.

Net interest income rose by 4% or £110 million to £2,959 million, reflecting the continued strong growth in customer advances and deposits which was partially offset by the implementation of the Competition Commission pricing remedies and the impact of a lower interest rate environment. Excluding the effect of the Competition Commission the increase was 8%. Average loans to customers, excluding mortgages, grew by 9% or £1.9 billion to £23.7 billion. Average mortgage lending grew by 12% or £3.6 billion to £33.7 billion. Average customer deposits increased by 6% or £3.7 billion to £60.9 billion.

Non-interest income rose by 6% or £84 million to £1,514 million. This reflected further growth in the customer base and a 15% growth in general insurance income to £301 million. Embedded value profits of the life assurance business increased by 14%, or £7 million to £57 million.

Direct expenses increased by 4% or £38 million to £1,030 million. Staff expenses increased 9% or £64 million to £793 million reflecting further investment in customer facing staff.

Other expenses decreased 10% or £26 million to £237 million, as a result of our rigorous approach to management of non-staff costs.

The charge for provisions for bad debts increased by £60 million to £273 million. The overall quality of the loan portfolio remained stable and the increased charge reflected growth in lending over recent years particularly in NatWest since its acquisition.

Retail Direct

	2004 £m	2003* £m	2002* £m
Net interest income	938	849	749
Non-interest income	1,191	986	841
Total income	2,129	1,835	1,590
Direct expenses			
– staff costs	259	211	190
– other	453	446	411
	712	657	601
Contribution before provisions	1,417	1,178	989
Provisions	377	297	281
Contribution	1,040	881	708

	£bn	£bn	£bn
Total assets	26.9	21.9	19.4
Loans and advances to customers – gross			
– mortgages	9.2	8.2	7.0
– other	16.0	13.8	12.4
Customer deposits	4.4	4.4	4.4
Weighted risk assets	21.1	16.8	14.4

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

2004 compared with 2003

Contribution increased by 18% or £159 million to £1,040 million.

Total income was up 16% or £294 million to £2,129 million, reflecting continued strong growth across all products, particularly credit cards. Excluding acquisitions income rose by 9%, £155 million, and contribution was up by 14%, £125 million. Net interest income was up 10% or £89 million to £938 million. Average lending rose by 19% to £24.2 billion, of which average mortgage lending was 16% higher at £8.8 billion, mainly in The One account. Average customer deposits were stable. The new MINT branded credit card was launched in December 2003 and while the 0% introductory interest rate for nine months on MINT cards depressed net interest margin, over 711,000 MINT credit cards have been issued and attracted significant balances. During 2004, the total number of customer accounts increased by 2.3 million.

Non-interest income was up 21% or £205 million to £1,191 million, reflecting increased volumes and acquisitions.

Direct expenses increased by 8% or £55 million to £712 million. Staff costs were up 23%, due to the acquisitions and increased headcount to support higher business volumes. Excluding acquisitions, staff costs were up 8%. The increase in other expenses was limited to 2%, as a result of tight cost management and efficiencies within the core businesses.

The charge for provisions for bad debts increased by £80 million or 27% to £377 million, reflecting the growth in lending volumes and the acquisition of the credit card business from People's Bank.

Excluding acquisitions, provisions for bad debts were up 14%, £41 million. Credit metrics across the portfolio remain broadly stable, however consistent with the market there was some increase in the levels of arrears towards the end of the year in credit cards.

2003 compared with 2002

Contribution increased by 24% or £173 million to £881 million.

Total income was up 15% or £245 million to £1,835 million, reflecting continued strong growth in supermarket banking (TPF), mortgages and cards. Net interest income was up 13% or £100 million to £849 million. Average lending rose by 15% to £20.3 billion of which average mortgage lending was 20% higher at £7.6 billion mainly in The One account. Average customer deposits were up 5% to £4.4 billion. During 2003, the total number of customer accounts increased by 1.7 million.

Non-interest income was up 17% or £145 million to £986 million. There was good growth in insurance and ATM income resulting from increased volumes, particularly in TPF and in the Cards Business.

Direct expenses increased by 9% or 7% excluding acquisitions, and other expenses increased by £35 million, 9% (7% excluding acquisitions), with increased processing and operational costs in support of the higher business levels.

The charge for provisions for bad debts increased by £16 million or 6% to £297 million, reflecting growth in lending volumes offset by higher recoveries. The indicators of credit quality remained stable.

Manufacturing

	2004 £m	2003* £m	2002* £m
Staff costs	794	671	571
Other costs	1,645	1,443	1,381
Total manufacturing costs	2,439	2,114	1,952
Analysis:			
Group Technology	807	686	665
Group Purchasing and Property Operations	854	718	649
Customer Support and other operations	778	710	638
Total manufacturing costs	2,439	2,114	1,952

* prior periods have been restated to reflect the transfer in 2004 of certain activities, principally from RBS Insurance and Ulster Bank.

2004 compared with 2003
Manufacturing's costs increased by £325 million, 15% to £2,439 million.

Manufacturing is now supporting RBS Insurance and Ulster Bank and of the £325 million increase, £82 million reflects technology and property operations of Churchill (2004 – £96 million; 2003 – £33 million) and First Active (2004 – £19 million; 2003 – £nil) which were acquired in September 2003 and January 2004 respectively.

The balance of the increase was required to support higher business volumes, to upgrade the Group's regional property portfolio and to invest in the Group Efficiency Programme initiatives that are improving the Group's overall efficiency.

A number of initiatives aimed at improving efficiency and customer service were introduced in the year, including a sales prompt system on screens in NatWest branches and in RBS and NatWest telephony; enhanced fraud prevention; conversion of paper based branch reports to screen; image and workflow capability in service centres; the introduction of a new image enabled mortgage platform which has improved the efficiency and quality of our service and the introduction of an on-line customer query management system.

2003 compared with 2002
Manufacturing's costs increased by 8% or £162 million, to £2,114 million.

Group Technology costs increased by £21 million to £686 million. This reflected business as usual cost growth and a specific improvement programme, the majority of the cost of which will be borne by Group Technology. This is providing benefits across the Group and further investment opportunities were identified which will lead to further efficiency benefits across the Group.

The cost base of Group Purchasing and Property Operations rose by 11% or £69 million to £718 million, largely as a result of the continuing upgrade of the property portfolio in major UK centres to support the Group's core business.

Customer Support and other operations costs were £710 million, 11% or £72 million higher than the previous year. This reflected further expansion of business operations with increased expenditure in customer support areas of Lending, Telephony, Payments and Security. In telephony, the Royal Bank of Scotland customer service proposition was introduced to NatWest customers who can now choose between speaking to their local branch, to a customer service officer or using the automated telephone service.

Wealth Management

	2004 £m	2003* £m	2002* £m
Net interest income	497	457	451
Non-interest income	451	352	370
Total income	948	809	821
Expenses			
– staff costs	299	259	279
– other	164	139	146
	463	398	425
Contribution before provisions	485	411	396
Provisions for bad and doubtful debts – charge/(release)	17	9	(11)
Contribution	468	402	407
	£bn	£bn	£bn
Loans to customers	9.2	7.9	7.3
Investment management assets – excluding deposits	22.3	22.3	16.1
Customer deposits	31.7	29.1	28.9
Weighted risk assets	8.3	9.1	8.4

* prior periods have been restated to reflect the transfer of certain activities to Retail Banking and Manufacturing.

2004 compared with 2003

Contribution at £468 million was £66 million or 16% higher than 2003. Excluding the acquisition and adjusting for the disposal, contribution was up 14%, £54 million.

Total income increased by 17% or £139 million to £948 million, including a full year contribution from Bank von Ernst. Excluding the acquisition and disposal, income was 12%, £94 million higher.

Net interest income increased by 9% or £40 million to £497 million. The increase reflects growth in both lending and deposit volumes, combined with the benefit of higher average interest rates.

Non-interest income increased by 28% or £99 million to £451 million, reflecting higher fee income as a result of the improved equity markets and the acquisition of Bank von Ernst.

Investment management assets were stable at £22.3 billion. Excluding the acquisition and disposal and at constant exchange rates, investment assets increased 7%.

Expenses were up by 16% or £65 million to £463 million to support the growth in income and reflecting the acquisition of Bank von Ernst. Excluding the acquisition and disposal, expenses were up 9%, £33 million.

The charge for provisions for bad and doubtful debts was £17 million compared with £9 million in 2003, reflecting a small number of specific cases.

2003 compared with 2002

Contribution was £402 million, £5 million or 1% lower than 2002. Excluding the acquisition and disposals, income was up 1%, with contribution before provisions up 4%. The charge for provisions for bad and doubtful debts was £9 million compared with a net release of £11 million in 2002.

Total income was down by 1% or £12 million to £809 million.

Net interest income increased by 1% or £6 million to £457 million. The benefit from growth in lending volumes was partly negated by the effect of lower interest rates which also caused a tightening of deposit margins.

Non-interest income declined by 5% or £18 million to £352 million. Excluding the acquisition and disposals the decrease was 1%. This reflected the impact of lower equity markets adversely affecting fees and commissions.

Investment management assets increased by £6.2 billion or 39% to £22.3 billion principally due to the acquisition of Bank von Ernst in the year.

Expenses were down by 6% or £27 million to £398 million reflecting tight cost control in difficult market conditions and the 7% reduction in staff numbers since 31 December 2002.

Provisions for bad and doubtful debts were £9 million compared with a net release of £11 million in 2002.

RBS Insurance

	2004 £m	2003* £m	2002* £m
Earned premiums	5,357	3,627	2,442
Reinsurers' share	(413)	(504)	(489)
Insurance premium income	4,944	3,123	1,953
Net fees and commissions	(488)	(161)	6
Other income	478	283	180
Total income	4,934	3,245	2,139
Expenses			
- staff costs	293	222	166
- other	299	219	167
	592	441	333
Gross claims	3,724	2,644	1,693
Reinsurers' share	(244)	(449)	(343)
Net claims	3,480	2,195	1,350
Contribution	862	609	456
In-force policies (000's)			
- Motor: UK	8,338	8,086	4,668
- Motor: Continental Europe	1,639	1,425	1,165
- Other (including home, rescue, pet): UK	10,919	10,518	6,697
Gross insurance reserves – total (£m)	7,394	6,582	3,002

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing and to recognise a reclassification of income from net fees and commissions to insurance premium income.

2004 compared with 2003
Contribution increased by 42% or £253 million to £862 million and included the first full year's contribution from Churchill, which was acquired in September 2003. Excluding Churchill, contribution grew by 13%, £73 million.

Total income was up 52% or £1,689 million to £4,934 million. Excluding Churchill, total income grew by 17%, £450 million.

After reinsurance, insurance premium income was up 58% or £1,821 million to £4,944 million. Excluding Churchill, net insurance premium income grew by 17%. At 31 December 2004, the number of UK in-force motor insurance policies was 8.3 million and the number of in-force motor policies in Continental Europe was 1.6 million. The International Division passed the milestone of 1 million motor policies in Spain in December. Non-motor policies, including home, rescue and pet insurance, increased to 10.9 million at 31 December 2004.

Net fees and commissions payable increased from £161 million to £488 million, due mainly to commissions payable to intermediaries in the broker division acquired as part of Churchill. Other income was up due to the acquisition of Churchill and increased investment income driven by higher business volumes.

Expenses increased by 34% or £151 million to £592 million. Excluding Churchill, expenses increased by 10%, £37 million, to support higher business volumes.

Net claims, after reinsurance, increased by 59% or £1,285 million to £3,480 million. Excluding Churchill, net claims increased by 20%, consistent with mix and volume growth.

The UK combined operating ratio, which includes manufacturing costs, was 93.7% compared with 91.2% for 2003. This deterioration is attributable in part to a change in business mix due to the full year impact of commissions payable to brokers and intermediaries in Churchill. Excluding Churchill, the UK ratio was broadly in line with the prior year (2004 – 89.9%; 2003 – 88.6%).

2003 compared with 2002
Contribution increased by 34% or £153 million to £609 million. Excluding Churchill, contribution increased by 22% or £99 million.

Total income was up 52% or £1,106 million to £3,245 million. Excluding Churchill, total income grew by 25% or £525 million.

After reinsurance, insurance premium income was up 60% or £1,170 million to £3,123 million. Excluding Churchill, insurance premium income (net of reinsurance) grew by 25% or £490 million. The number of UK in-force motor insurance policies increased by 3.4 million of which 3.1 million was from Churchill, while the number of UK in-force home insurance policies increased by 3.6 million including 3.4 million from Churchill. The number of motor policies in Continental Europe increased by 260,000 during the year.

Other income net of commissions payable was down from £186 million to £122 million. Excluding Churchill, which included £148 million commissions payable to brokers and intermediaries, other income was up 19% or £35 million due to higher investment income, embedded value profits and share of associates profits.

Expenses increased by 32% or £108 million to £441 million. Excluding Churchill, expenses increased by 10% or £33 million. Staff numbers, excluding Churchill, increased by 4% (400) to support growth in business volumes, particularly in the partnership business.

Net claims, after reinsurance, increased by 63% or £845 million to £2,195 million. Excluding Churchill, net claims increased by 29% or £393 million.

UK combined operating ratio was 91.2%. Excluding Churchill, the UK ratio was 88.6% compared with 88.2% for 2002.

Ulster Bank

	2004 £m	2003* £m	2002* £m
Net interest income	550	396	339
Non-interest income	193	185	181
Total income	743	581	520
Expenses			
– staff costs	158	137	122
– other	77	58	58
	235	195	180
Contribution before provisions	508	386	340
Provisions	40	32	22
Contribution	468	354	318
	£bn	£bn	£bn
Total assets	27.4	15.6	12.7
Loans and advances to customers – gross			
– *mortgages*	8.8	2.8	1.8
– other	12.9	8.8	7.3
Customer deposits	13.5	9.7	8.8
Weighted risk assets	18.5	11.0	9.0
Average exchange rate – €/£	1.474	1.445	1.591
Spot exchange rate – €/£	1.418	1.416	1.536

* prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

2004 compared with 2003

Contribution increased by 32% or £114 million to £468 million.

Total income increased by 28% or £162 million to £743 million reflecting the acquisition of First Active and strong organic growth, particularly in residential mortgages. Adjusting for First Active and the disposal in October 2003 of NCB Stockbrokers ('NCB'), income increased by 12% at constant exchange rates. During 2004, the number of customers increased by 454,000, of which 374,000 relate to First Active.

Net interest income rose by 39% or £154 million to £550 million, reflecting strong growth across all customer lending products and in customer deposits. Excluding First Active and NCB and at constant exchange rates, net interest income increased by 14%. The net interest margin decreased mainly due to strong growth in low risk mortgage lending both organic and due to the acquisition of First Active, a leading mortgage provider in the Republic of Ireland. Underlying product margins remain stable.

Non-interest income increased by £8 million, 4% to £193 million. Strong growth in lending fees and sales of treasury products was partially offset by a reduction in brokerage fees following the disposal of NCB. Excluding First Active and NCB, non-interest income was up 6%, £10 million.

Expenses increased by 21% or £40 million to £235 million. Excluding First Active and NCB expenses increased by 8% to support the growth in business.

The charge for provisions for bad debts increased by £8 million to £40 million, reflecting the growth in lending business. Excluding First Active and NCB provisions for bad and doubtful debts were up £4 million. Asset quality remains strong.

2003 compared with 2002

Contribution increased by 11% or £36 million to £354 million driven by strong volume growth in both loan and deposit products. The number of customers increased in 2003 by 36,000.

Total income increased by 12% or £61 million to £581 million reflecting the strong volume growth, in particular residential mortgages.

Net interest income rose by 17% or £57 million to £396 million, reflecting strong growth in both average customer lending and deposits which increased by 26% or £2.1 billion, to £10.1 billion and by 13% or £1.0 billion, to £8.9 billion respectively.

Non-interest income increased by £4 million to £185 million. Strong growth in lending, transmission and card fee income was partially offset by lower dealing profits. Uncertainty in equity markets adversely affected brokerage fees in the stockbroking business which was sold in October 2003.

Expenses increased by 8% or £15 million to £195 million. This reflected the annual pay award and the additional costs to support increased business volumes.

The charge for provisions for bad debts was up £10 million to £32 million reflecting growth in lending.

Citizens

	2004 £m	2003 £m	2002 £m
Net interest income	1,540	1,310	1,248
Non-interest income	601	514	468
Total income	2,141	1,824	1,716
Expenses			
– staff costs	551	505	485
– other	473	374	370
	1,024	879	855
Contribution before provisions	1,117	945	861
Provisions	80	88	95
Contribution	1,037	857	766
	$bn	$bn	$bn
Total assets	132.1	76.8	61.1
Loans and advances to customers – gross	83.4	43.5	31.4
Customer deposits	99.2	62.8	51.1
Weighted risk assets	87.4	50.8	38.8
Average exchange rate – $/£	1.832	1.635	1.503
Spot exchange rate – $/£	1.935	1.786	1.613

2004 compared with 2003

Contribution was affected by the weak US dollar relative to sterling and at £1,037 million was up 21%, £180 million. In US dollar terms, contribution increased by 36% or $499 million to $1,900 million. Excluding the acquisitions, contribution increased by 13% or $183 million to $1,570 million.

Total income was up 31% or $939 million to $3,923 million. During 2004, Citizens increased its personal customer base by 1,993,000 accounts and its business customers by 174,000. Excluding the acquisitions, Citizens increased its personal customers by 199,000 and its business customers by 30,000.

Net interest income increased by 32% or $678 million to $2,821 million, reflecting the acquisitions and strong organic growth in both personal loans and deposits. Excluding the acquisitions, net interest income increased by 11% or $228 million, average loans were up 24% or $8.8 billion and average deposits were up 14% or $8.0 billion. The benefit from higher volumes more than offset the impact of interest rates on margins.

Non-interest income rose by 31% or $261 million to $1,102 million. Excluding the acquisitions, non-interest income increased 6% or $47 million before a reduction in mortgage fees, down from $53 million to $24 million in 2004.

Expenses increased by 31% or $439 million to $1,877 million. Excluding acquisitions, expenses were up 7% due to additional costs to support higher business volumes, investment in branch automation and the expansion of traditional and supermarket banking in Mid Atlantic and New England.

Provisions increased by only $1 million to $146 million, with credit quality metrics remaining strong.

2003 compared with 2002

Contribution which increased by 12% or £91 million to £857 million was diminished by the weakening of the US dollar in relation to sterling. In US dollar terms, contribution increased by 22% or $250 million to $1,401 million.

Total income was up 16% or $406 million to $2,984 million.

Net interest income increased by 14% or $268 million to $2,143 million. Excluding the acquisitions, net interest income was up 9% or $164 million (£100 million), reflecting strong organic growth in personal loans and deposits. Excluding the acquisitions, average loans were up 29% or $8.0 billion and average deposits were up 20% or $9.1 billion. The benefit of this growth was reduced by a narrowing interest margin due to reductions in US interest rates.

Non-interest income rose by 20% or $138 million to $841 million. Excluding the acquisitions, non-interest income was up 16% or $115 million (£70 million).

Expenses increased by 12% or $153 million to $1,438 million. Excluding the acquisitions, expenses increased by 8% or $102 million (£62 million), to support higher business volumes and expansion of Citizens' supermarket banking programme.

Provisions were up $3 million from $142 million to $145 million. Excluding the acquisitions, provisions were $2 million (£1 million), or 1%, lower than 2002. Credit quality metrics remained strong and total non-performing loans were 0.40% of total loans and advances at 31 December 2003 compared with 0.57% at the end of 2002.

In 2003, Citizens increased its personal customer base by 376,000 accounts and its business customers by 36,000 due to growth through both traditional and supermarket branches, and the acquisition of Commonwealth Bancorp, Inc., Port Financial Corp. and Community Bancorp, Inc.

Central items

	2004 £m	2003* £m	2002* £m
Funding costs	284	215	215
Departmental and corporate costs	595	496	283
Total Central Items	879	711	498

* prior periods have been restated following the implementation of FRS 17.

2004 compared with 2003
Total Central items increased by £168 million to £879 million.

Funding costs at £284 million, were up 32% or £69 million reflecting the funding of the various acquisitions undertaken by the Group during the year.

Changes in net pension costs on the adoption of FRS 17 are reported in Central items. These comprise higher pension cost of £81 million partially offset by the expected return on pension scheme assets less interest on scheme liabilities of £33 million.

Central departmental costs and other corporate items at £595 million were £99 million or 20% higher than 2003. This is principally due to higher Group pension costs, up £48 million, the centralisation of certain functions and expenditure on Group-wide projects such as International Accounting Standards and Basel II.

2003 compared with 2002
Total Central items increased by £213 million to £711 million.

Funding costs were £215 million. Increased income from higher shareholders' funds was offset by the funding costs associated with the acquisition of Churchill in September 2003 and the £1.5 billion AVS dividend paid in December 2003.

Central departmental costs and other corporate items at £496 million were £213 million or 75% higher than 2002. Net pension costs increased by £172 million reflecting lower returns on pension scheme assets together with increased pension costs. This was also partly due to staff costs and other costs relating to certain departments such as Customer Relations which have been centralised and additional resources devoted to Group wide projects such as preparations for the implementation of Basel II and International Accounting Standards.

Employee numbers at 31 December

	2004	2003	2002
Corporate Banking and Financial Markets	16,400	15,900	16,900
Retail Banking*	32,200	31,100	30,500
Retail Direct	9,700	7,300	7,000
Manufacturing*	24,900	23,400	23,200
Wealth Management*	5,200	5,200	5,600
RBS Insurance*	19,500	18,800	10,300
Ulster Bank*	4,100	3,400	3,300
Citizens	22,600	14,100	13,300
Centre	2,000	1,700	1,700
Group total	136,600	120,900	111,800
Acquisitions in the year	10,500	9,700	5,600
Underlying	126,100	111,200	106,200

* prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from RBS Insurance and Ulster Bank to Manufacturing.

2004 compared with 2003

The number of employees increased by 15,700, 13% to 136,600. The acquisitions in the year added 10,500 staff, including over 8,100 relating to Charter One.

2003 compared with 2002

The number of employees increased by 9,100, 8% to 120,900. The acquisition of Churchill added 8,500 staff in RBS Insurance.

Consolidated balance sheet
at 31 December 2004

	2004 £m	2003* £m
Assets		
Cash and balances at central banks	4,293	3,822
Items in the course of collection from other banks	2,629	2,501
Treasury bills and other eligible bills	6,110	4,846
Loans and advances to banks	58,260	51,891
Loans and advances to customers	345,469	252,531
Debt securities	91,211	79,949
Equity shares	2,960	2,300
Intangible fixed assets	17,576	13,131
Tangible fixed assets	16,294	13,927
Settlement balances	5,682	2,857
Other assets	22,255	17,807
Prepayments and accrued income	6,928	5,309
	579,667	450,871
Long-term assurance assets attributable to policyholders	3,800	3,557
Total assets	583,467	454,428
Liabilities		
Deposits by banks	99,081	67,323
Items in the course of transmission to other banks	802	958
Customer accounts	285,062	236,963
Debt securities in issue	58,960	41,016
Settlement balances and short positions	32,990	21,369
Other liabilities	26,152	20,584
Accruals and deferred income	15,588	13,155
Post-retirement benefit liabilities	1,901	1,445
Provisions for liabilities and charges	3,071	2,249
Subordinated liabilities	20,366	16,998
Minority interests		
– equity	158	(11)
– non-equity	3,671	2,724
Shareholders' funds		
– equity	27,345	23,175
– non-equity	4,520	2,923
	579,667	450,871
Long-term assurance liabilities attributable to policyholders	3,800	3,557
Total liabilities	583,467	454,428
Analysis of repurchase agreements included above		
Reverse repurchase agreements and stock borrowing		
Loans and advances to banks	29,975	26,522
Loans and advances to customers	52,184	24,069
	82,159	50,591
Repurchase agreements and stock lending		
Deposits by banks	43,342	27,044
Customer accounts	42,134	27,021
	85,476	54,065

* restated (see page 139)

Overview of consolidated balance sheet

Total assets of £583.5 billion at 31 December 2004 were up £129.0 billion, 28%, compared with 31 December 2003, reflecting business growth and acquisitions.

Treasury bills and other eligible bills increased by £1.3 billion, 26%, to £6.1 billion, reflecting trading activity.

Loans and advances to banks rose £6.4 billion, 12%, to £58.3 billion. Bank placings were up £2.9 billion, 11% to £28.3 billion, and reverse repurchase agreements and stock borrowing ("reverse repos"), were up £3.5 billion, 13%, to £30.0 billion.

Loans and advances to customers were up £92.9 billion, 37%, to £345.5 billion. Within this, reverse repos increased by £28.1 billion to £52.2 billion reflecting growth in trading activities. Excluding reverse repos, lending increased by £64.8 billion, 28% to £293.3 billion reflecting organic growth across all divisions and £23.4 billion arising from acquisitions, principally Charter One, £18.0 billion, First Active, £4.1 billion, and the People's Bank credit card business, £1.0 billion. In $ terms, Citizens grew US$39.5 billion, 92%, including US$32.7 billion related to acquisitions.

Debt securities increased by £11.3 billion, 14%, to £91.2 billion, principally due to increased holdings in Financial Markets and the acquisition of First Active.

Equity shares were up £0.7 billion, 29%, to £3.0 billion, mainly due to the acquisition of Charter One and growth in Financial Markets trading activity.

Intangible fixed assets increased by £4.4 billion, 34% to £17.6 billion. Goodwill arising on the acquisitions made during 2004 amounted to £5.9 billion, including £4.7 billion in respect of Charter One. This was partially offset by goodwill amortisation, £0.9 billion and the adverse effect of exchange rate movements, £0.5 billion.

Tangible fixed assets were up £2.4 billion, 17% to £16.3 billion, mainly reflecting growth in operating lease assets, up £1.4 billion, 22% to £7.8 billion.

Settlement balances increased by £2.8 billion to £5.7 billion as a result of increased levels of customer activity.

Other assets rose by £4.4 billion, 25% to £22.3 billion, mainly due to an increase in the mark-to-market value of trading derivatives and acquisitions.

Deposits by banks increased by £31.8 billion, 47% to £99.1 billion to fund business growth, with repurchase agreements and stock lending ("repos") up £16.3 billion, 60%, to £43.3 billion and inter-bank deposits up £15.5 billion, 38% to £55.8 billion.

Customer accounts were up £48.1 billion, 20% at £285.1 billion. Within this, repos were up £15.1 billion, 56% to £42.1 billion reflecting growth in trading activities. Excluding repos, deposits rose by £33.0 billion, 16%, to £243.0 billion with growth in CBFM, £6.3 billion, Retail Banking, £4.1 billion, Wealth Management, £2.7 billion, Citizens, £15.8 billion, including the acquisition of Charter One and Ulster Bank, £3.8 billion, including First Active. In $ terms, Citizens grew US$36.4 billion, 58%, including US$29.1 billion related to acquisitions.

Debt securities in issue increased by £17.9 billion, 44%, to £59.0 billion primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions reflected growth in customer activity.

Other liabilities rose by £5.6 billion, 27% to £26.2 billion, principally due to an increase in the mark-to-market value of trading derivatives.

Accruals and deferred income increased by £2.4 billion, 18% to £15.6 billion.

Post-retirement benefit liabilities, recognised on the adoption of FRS 17, were up £0.5 billion, 32% to £1.9 billion with actuarial losses, net of deferred tax, up £1.1 billion, mainly due to changes in actuarial assumptions, partially offset by asset growth and a £750 million payment to the RBS Group Pension Fund.

Provisions for liabilities and charges increased £0.8 billion, 37% to £3.1 billion principally due to higher provisions for deferred tax.

Subordinated liabilities were up £3.4 billion, 20% to £20.4 billion. This reflected the issue of £1.3 billion (US$2,425 million), £0.7 billion (€1,000 million) and £0.4 billion (AUD1,000 million) dated loan capital, and £1.1 billion (£1,100 million), £1.0 billion (€1,500 million) and £0.1 billion (JPY25 billion) undated loan capital, together with £0.1 billion of dated and undated loan capital arising from the acquisition of First Active and £0.2 billion dated loan capital arising from the acquisition of Charter One. This was partially offset by the redemption of dated loan capital, £0.7 billion (US$1,050 million and £140 million), the conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares and the effect of exchange rate movements, £0.4 billion.

Non-equity minority interests were up £0.9 billion, 35% to £3.7 billion mainly reflecting the issues by subsidiaries of the Group of US$950 million (£0.5 billion) non-cumulative trust preferred securities in August 2004 and US$1,000 million (£0.6 billion) non-cumulative trust preferred securities in August/September 2004.

Shareholders' funds increased by £5.8 billion, 22% to £31.9 billion including £2.6 billion from the placing of 165 million ordinary shares in connection with the acquisition of Charter One, the issue of £1.3 billion preference share capital and conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares. The remainder reflects retentions of £2.4 billion and the issue of £0.6 billion of ordinary shares in respect of scrip dividends and the exercise of share options and revaluation of premises, £0.1 billion, which were partly offset by £1.1 billion actuarial losses, net of deferred tax, recognised in post-retirement benefit schemes and the adverse effect of exchange rate movements on share premium account, £0.2 billion and profit and loss account, £0.4 billion.

Cash flow

	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities	6,307	19,708	13,737
Dividends received from associated undertakings	9	9	1
Returns on investments and servicing of finance	(1,070)	(956)	(1,103)
Taxation	(1,394)	(1,454)	(1,107)
Capital expenditure and financial investment	(1,526)	(6,965)	(9,185)
Acquisitions and disposals	(7,674)	(1,571)	(281)
Equity and AVS dividends paid	(1,235)	(2,235)	(1,527)
Financing	9,369	4,128	2,711
Increase in cash	2,786	10,664	3,246

2004

The major factors contributing to the net cash inflow of £6,307 million from operating activities in 2004 were the profit before tax of £6,917 million, increases in deposits and debt securities in issue of £70,580 million, increases in short positions and settlement balances of £8,796 million, partially offset by increases in treasury and other eligible bills of £1,264 million, increases in securities of £10,367 million and increases in loans and advances of £72,913 million.

Interest on subordinated liabilities of £613 million and dividends of £457 million to preference and minority shareholders were paid during the year.

Net sales of investment securities of £1,232 million and net purchases of fixed assets of £2,758 million, including operating lease assets and investment properties, comprised the net cash inflow from capital expenditure and financial investment.

The issue of £1,075 million trust preferred securities and £4,624 million subordinated debt, partially offset by the repayment of £718 million of subordinated debt were the main contributors to the net cash inflow from financing of £9,369 million.

2003

The major factors contributing to the net cash inflow of £19,708 million from operating activities in 2003 were the profit before tax of £6,076 million, increases in deposits and debt securities in issue of £33,935 million, increases in short positions and settlement balances of £3,202 million and decreases in treasury and other eligible bills of £6,626 million, partially offset by the net increase in loans and advances of £23,343 million and increases in securities of £9,871 million.

Interest on subordinated liabilities of £557 million and dividends of £399 million to preference and minority shareholders were paid during the year.

Net purchases of investment securities of £3,056 million and fixed assets of £3,909 million, including operating lease assets and investment properties, comprised the net cash outflow from capital expenditure and financial investment.

Equity and Additional Value Shares ('AVS') dividends paid includes the final dividend on the AVS of £1,463 million.

The issue of £883 million trust preferred securities and £3,817 million subordinated debt, partially offset by the redemption of preference shares of £364 million and repayment of £336 million of subordinated debt were the main contributors to the net cash inflow from financing of £4,128 million.

2002

The major factors contributing to the net cash inflow of £13,737 million from operating activities in 2002 were the profit before tax of £4,852 million and an increase in deposits, debt securities in issue and other liabilities of £40,981 million, which were partially offset by the increase in loans and advances of £35,426 million.

Interest on subordinated liabilities of £674 million and dividends of £429 million to preference and minority shareholders were paid during the year.

Net purchases of investment securities of £6,629 million and fixed assets of £2,556 million, including operating lease assets, comprised the net cash outflow from capital expenditure and financial investment.

Equity and AVS dividends paid includes the second dividend on the AVS of £798 million.

The issue of £1,242 million trust preferred securities and £2,157 million subordinated debt, partially offset by the redemption of preference shares of £600 million and repayment of £202 million of subordinated debt were the main contributors to the net cash inflow from financing of £2,711 million.

UK GAAP compared with US GAAP
The Group's financial statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP as described on pages 187 to 199.

The net income available for ordinary shareholders under US GAAP was £3,948 million, £308 million lower than profit attributable to ordinary shareholders under UK GAAP of £4,256 million. The principle reasons for the decrease are:

- A reduction of £437 million relating to derivatives and hedging. Under US GAAP, non-derivative financial instruments cannot be designated as hedges of the foreign exchange exposure of available-for-sale securities; such hedging is permitted under UK GAAP. Under US GAAP, the Group has not designated any of its non-trading derivatives as hedges and these are recorded at fair value. Furthermore, US GAAP requires certain embedded derivatives to be accounted for separately from the host instrument.

- Higher pension costs under US GAAP compared with UK GAAP principally reflecting deferral of actuarial gains and losses over the average remaining service lives of current employees under US GAAP. Actuarial gains and losses are recognised in full in the statement of total recognised gains and losses for the period under UK GAAP.

- A net decrease in net income of £261 million relating to capitalisation and amortisation of software development costs that meet certain criteria under US GAAP. Such costs are generally charged to the profit and loss account under UK GAAP.

The above decreases are partially offset by an increase of £780 million in net income under US GAAP relating to intangible assets. Goodwill amortisation is charged to the profit and loss account under UK GAAP whereas under US GAAP only intangible assets with finite lives are amortised. Goodwill is not amortised but instead is reviewed annually for impairment.

US GAAP shareholders' equity at £36,191 million is £4,326 million higher than shareholders' equity under UK GAAP, principally due to the reinstatement of goodwill amortised under UK GAAP and the reversal of the final dividend.

Capital resources
The following table analyses the Group's regulatory capital resources at the period end:

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Capital base					
Tier 1 capital	22,694	19,399	17,155	15,052	12,071
Tier 2 capital	20,229	16,439	13,271	11,734	10,082
Tier 3 capital	—	—	—	172	167
	42,923	35,838	30,426	26,958	22,320
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(5,165)	(4,618)	(3,146)	(2,698)	(2,228)
Total capital	37,758	31,220	27,280	24,260	20,092
Weighted risk assets					
Banking book:					
On-balance sheet	261,800	214,400	193,800	176,000	146,600
Off-balance sheet	44,900	36,400	28,700	22,000	16,200
Trading book	17,100	12,900	11,500	12,500	12,400
	323,800	263,700	234,000	210,500	175,200
Risk asset ratios	%	%	%	%	%
Tier 1	7.0	7.4	7.3	7.1	6.9
Total	11.7	11.8	11.7	11.5	11.5

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority ("FSA"). The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its weighted risk assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2004, the Group's total RAR was 11.7% (2003 – 11.8%) and the tier 1 RAR was 7.0% (2003 – 7.4%).

Risk management

Framework

A number of high-level committees support the Board in the effective measurement and management of risk. Board sub-committees have the following roles and responsibilities:

- Group Audit Committee – is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies, and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the adequacy and effectiveness of the Group's internal controls.

- Advances Committee – is an executive committee that deals with all transactions that exceed the Group Credit Committee's delegated authority, which in turn approves facility limits in excess of the authorities delegated to divisional credit committees.

In addition to the responsibilities at Board level outlined above, operational authority and oversight is delegated to the Group Executive Management Committee ("GEMC"), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by:

- Group Risk Committee ("GRC"), which recommends and approves limits, processes and policies in respect of the effective management of all material risks across the Group.

- Group Asset and Liability Management Committee ("GALCO") which is responsible for reviewing the balance sheet, funding and capital implications of the Group's strategy and operations. In addition, GALCO monitors and reviews legal, regulatory and accounting developments affecting balance sheet risks and capital. It also reviews the effect of external, economic and environmental changes on the Group's balance sheet, risks, margins and capital.

- Group Risk Management ("GRM") reports to the GEMC through the Group Finance Director and is responsible for risk policy, measurement and controls across the Group. An assessment of the adequacy and effectiveness of each divisional risk management team is undertaken by GRM on a continuous basis to ensure effective control of risks. Each divisional risk function has a direct reporting line to the Director of Group Risk Management, which reinforces these controls and ensures independence of risk management within each division.

- Group Treasury ("GT") also reports to the GEMC through the Group Finance Director, and is responsible for the management of the Group's balance sheet, capital raising, liquidity and hedging policies. GT assesses and monitors the effectiveness of the divisional asset and liability management teams.

GRM and GT also respond to various regulatory developments affecting risk, capital and liquidity management. This includes working with international and domestic trade associations, being active with various regulators, especially the FSA, and encouraging discussions with the main regulatory and political groups, such as the Basel Committee and the EU Commission.

The principal risks that the Group manages are as follows:

- Credit risk
- Liquidity risk
- Market risk
- Insurance risk
- Enterprise risk

These risks are discussed on pages 97 to 112.

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

The credit risk framework

The management of credit risk is undertaken within an agreed and regulated Credit Risk Framework which is defined in the Group's 'Principles for Managing Credit Risk'. These set out minimum standards for managing credit risk, defining and maintaining the credit risk framework, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. These standards are used to manage the Group's portfolio of credit risk assets.

All credit risk exposures require approval by authorised individuals or credit committees, independent of business revenue generation. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Exposures below specified thresholds and meeting specific criteria can be approved through authorised, largely automated, processes.

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Corporate risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management:

- Retail and personal businesses employ market best practice credit scoring techniques to process small scale, large volume credit decisions. Scores from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds, including lending to SMEs, are individually assessed.

- Assessments of corporate borrower and transaction risk are undertaken using a range of credit rating models supplemented by the judgement of relationship managers. Specialist internal credit risk departments independently oversee the credit process and make decisions or recommendations to the appropriate credit committee. Credit authority is not extended to relationship managers.

- Financial Markets counterparties are approved by a dedicated credit function which specialises in the traded market product risk.

GRM and the GEMC review the reports on the Group's portfolio of credit risks on a monthly basis.

Credit risk (continued)

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on statistical and judgemental rating systems that map to a Group asset quality scale reflecting the probability of default. Over the past year, RBS has made significant strides in updating its credit grading models to take account of the new Basel Capital Accord (see page 219).

Asset quality	S&P equivalent
AQ1	AAA to BBB-
AQ2	BB+ to BB
AQ3	BB- to B+
AQ4	B+ to B
AQ5	B and below

As at December 2004, exposure to investment grade counterparties (AQ1) accounted for over half of risk assets. Over 97% of exposures were to counterparties rated AQ4 or higher.

Distribution of risk assets by asset quality


AQ1
AQ2
AQ3
AQ4
AQ5

Loans and advances

The Group's loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables. The value of loans and advances to customers at 31 December 2004 was £349,691 million (2003 – £256,453 million), representing an increase of £93,238 million (36%) over the year, of which £23,468 million relates to the largest three acquisitions (Charter One, First Active & Peoples Bank Cards) and £28,115 million relates to growth in reverse repo activity. Including banks, total loans and advances at 31 December 2004 was £407,957 million (2003 – £308,351 million), an increase of 32%.

Loans and advances – gross	2004 £m	2003 £m	2002 £m
Loans and advances to customers by division – gross			
CBFM	176,690	128,124	117,365
Retail Banking	72,197	61,809	55,619
Retail Direct	25,206	22,024	19,350
Wealth Management	9,221	7,894	7,267
Ulster Bank	21,659	11,633	9,111
Citizens	43,104	24,384	19,457
Other	1,614	585	(925)
Loans and advances to customers – gross	349,691	256,453	227,244
Loans and advances to banks – gross	58,266	51,898	44,303
Total loans and advances – gross	407,957	308,351	271,547

1 Industry analysis

Industry analysis plays an important part in assessing potential concentration risk within the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a higher degree of risk or potential for volatility in the future.

Loans and advances to customers by industry	2004 £m	2003 £m	2002 £m
Central and local government	3,079	2,100	2,385
Finance	70,453	38,936	34,079
Individuals – home mortgages	91,657	61,960	49,986
– other	43,875	35,027	30,021
Other commercial and industrial comprising:			
Manufacturing	14,883	12,769	14,715
Construction	7,976	5,839	5,152
Service industries and business activities	57,305	50,772	48,155
Agriculture, forestry and fishing	3,024	3,081	3,026
Property	41,113	31,629	26,593
Finance leases and instalment credit	16,326	14,340	13,132
Total loans and advances to customers – gross	349,691	256,453	227,244

The increase in Finance was principally due to higher level of reverse repurchase agreements which by industry were as follows:

Reverse repurchase agreements	2004 £m	2003 £m	2002 £m
Central and local government	1,413	1,079	1,000
Finance	50,771	22,883	20,941
Service industries and business activities	—	107	—
Total	52,184	24,069	21,941

Together, corporates, financial institutions and sovereigns, account for 61% of loans and advances. The remaining exposures, accounting for 39% of loans and advances, relate to personal and retail customers, especially mortgage lending and other small loans that are intrinsically highly diversified.

2004 loans and advances to customers by industry segment


Property
Manufacturing
Construction
4.7%

Credit risk (continued)

Geographic analysis

Although the Group is active in 27 different countries, its principal focus is on the UK, US and Europe.

Geographically, 90% of loans and advances to customers fall within the UK or US, both of which have experienced stable or improving economic growth. Europe accounts for about 9% of loans and advances to customers.

Loans and advances to customers by geography	2004 £m	2003 £m	2002 £m
UK	240,642	194,545	168,931
US	74,045	40,373	41,008
Europe	32,113	19,842	15,572
Rest of the World	2,891	1,693	1,733
Total loans and advances to customers – gross	349,691	256,453	227,244

Notes:

(1) The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Cross border exposures

Cross border exposures are defined as loans to banks and customers (including finance lease and instalment credit receivables) and other monetary assets, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £583.8 billion (2003 – £455.0 billion; 2002 – £413.6 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2004 £m	2003 £m	2002 £m
Geographic analysis:			
United States	28,795	14,618	11,658
Germany	14,050	15,073	10,464
France	9,604	7,524	5,971
Netherlands	8,871	6,830	6,318
Cayman Islands	7,258	6,666	6,897
Spain	5,249	3,421	*
Japan	4,610	4,141	3,156

* Less than 0.75% of Group total assets (including acceptances).

Risk elements in lending and potential problem loans

The table below sets out the Group's loans that are classified as non-accrual, accruing past due and restructured loans (together risk elements in lending (REIL)) or potential problem loans (PPL) as defined by the SEC in the US. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

REIL and PPL	2004 £m	2003 £m	2002 £m
Non-accrual loans (2)	4,780	4,432	4,175
Accrual loans past due 90 days (3)	725	642	492
Troubled debt restructurings	24	83	204
Total REIL	5,529	5,157	4,871
PPL (4)	280	591	1,183
Total REIL and PPL	5,809	5,748	6,054

Notes:

(1) The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.

(2) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(3) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(4) Loans which are current as to the payment of principal and interest but in respect of which management have serious doubts about the ability of the borrowers to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions are made in accordance with the Group's provisioning policy for bad and doubtful debts.

REIL increased to £5,529 million, a rise of 7% compared with 2003 partly due to acquisitions made in 2004. REIL as a proportion of total loans and advances to customers was 1.58% in 2004 (2003 – 2.01%; 2002 – 2.14%), reflecting active risk management, growth in lower risk portfolios and improvements in the economic environment in the Group's key markets.

REIL and PPL in aggregate, as a proportion of loans and advances also shows an improving trend, accounting for 1.66% of loans and advances to customers in 2004 (2003 – 2.24%; 2002 – 2.66%).

REIL and PPL as a percentage of loans and advances


2002
2003
2004
REIL
REIL + PPL

Provisions

The Group provides for losses in its loan portfolio so as to record impaired loans and advances at their expected ultimate net realisable value. The objective is to set provisions based on the current understanding of the portfolio. To reach this understanding, retail and corporate loans and advances are treated separately.

The Group's retail portfolios which consist of small value, high volume credits have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery measures.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customers requirements. These portfolios do not have an automated provisioning process, relying on individual expert judgement and provisioning committees to provide the necessary controls and oversight to identify problems.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Credit risk (continued)

Specific and general provisions

Provisions fall into one of two categories, specific or general:

- Specific provisions: arise when the creditworthiness of a borrower has undergone a significant deterioration and the recovery of the advance is in significant doubt. The amount of specific provision reflects the financial condition of the borrower, the realisable value of security and the costs of recovery.
- General provisions: cover losses that have not yet been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group's loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.

Provision charge	2004 £m	2003 £m	2002 £m
Charge to profit and loss account for bad and doubtful debts	1,428	1,461	1,286
Charge as a percentage of average loans and advances to customers	0.48%	0.59%	0.61%

Provisions for bad and doubtful debts charged to the profit and loss account in 2004 were £1,428 million, down £33 million (2%) from £1,461 million in 2003. Expressed as a percentage of average loans and advances to customers, the bad and doubtful debt charge improved to 0.48%, from 0.59% in 2003.

Summary of provisions	2004 £m	2003 £m	2002 £m
Specific provision[1]	3,648	3,356	3,323
General provision	574	566	597
Total bad and doubtful debt provisions	4,222	3,922	3,920
Total loans and advances to customers	349,691	256,453	227,244
Specific provision as a percentage of loans and advances to customers	1.04%	1.31%	1.46%
General provision as a percentage of loans and advances to customers	0.17%	0.22%	0.26%
Total provisions as a percentage of loans and advances to customers	1.21%	1.53%	1.72%
Closing provisions for bad and doubtful debts expressed as a:			
% of REIL	76%	76%	80%
% of REIL and PPL	73%	68%	65%

(1) Excludes specific provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million)

Total bad and doubtful debt provisions increased to £4,222 million in 2004, compared with £3,922 million in 2003, a rise of 8%, reflecting acquisitions, new provisions and write-offs net of recoveries and currency translations. The ratio of provisions to loans and advances to customers reduced from 1.53% at the end of 2003 to 1.21%.

The coverage ratio of closing provisions as a percentage of REIL remained stable at 76% while the coverage ratio of total closing provisions as a percentage of REIL and PPL increased to 73% from 68% at the end of 2003.

Analysis of specific provisions

The table below shows specific provisions by industry and geographic area.

	2004 £m	2003 £m	2002 £m
Industry:			
Finance	66	65	125
Individuals – home mortgages	46	37	67
– other	1,617	1,159	955
Other commercial and industrial	1,919	2,095	2,176
	3,648	3,356	3,323
Geography:			
UK	2,738	2,507	2,615
US	646	609	556
Europe	262	224	110
Rest of the World	2	16	42
	3,648	3,356	3,323

Notes:

(1) Excludes specific provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million).

(2) The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Amounts written off and recovered

The table below shows the amounts written off by industry and geographical area.

	2004 £m	2003 £m	2002 £m
Industry:			
Finance	20	66	44
Individuals – home mortgages	4	2	2
– other	676	415	391
Other commercial and industrial	768	1,036	598
	1,468	1,519	1,035
Geography:			
UK	1,109	1,333	803
US	292	156	164
Europe	54	15	40
Rest of the World	13	15	28
Total amounts written off	1,468	1,519	1,035

Notes:

(1) Excludes amounts written off in respect of banks of nil (2003 – nil; 2002 – £1 million).

(2) The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The following table shows amounts previously written off and subsequently recovered during the year by industry and geographical area.

	2004 £m	2003 £m	2002 £m
Industry:			
Finance	4	1	—
Individuals – other	105	42	41
Other commercial and industrial	38	29	22
	147	72	63
Geography:			
UK	88	38	37
US	46	25	21
Europe	4	4	4
Rest of the World	9	5	1
Total recoveries	147	72	63

Notes:

(1) The geographic analysis is based on location of office. The UK includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

Liquidity risk
Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, who review monthly and receive, on an exception basis, reports detailing compliance with those policy parameters. A weekly report is also provided to the GEMC. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the FSA. Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group's daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable.

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group's assets and liabilities is also managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate the separate management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

The Group also periodically undertakes stress tests and sensitivity analysis to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of funding

Excluding capital and other liabilities, customer accounts continue to provide a majority of the Group's funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

	2004 £m	%	2003 £m	%	2002 £m	%
Customer accounts (excluding repos):						
Repayable on demand	170,032	36	141,560	39	127,320	39
Time deposits	72,896	15	68,382	19	66,781	21
Total customer accounts (excluding repos)	242,928	51	209,942	58	194,101	60
Repo agreements with customers	42,134	9	27,021	7	25,060	8
Deposits by banks (excluding repos)	55,739	12	40,279	11	34,623	11
Repo agreements with banks	43,342	9	27,044	8	20,097	6
Debt securities in issue	58,960	13	41,016	11	33,938	10
Short positions	28,923	6	19,128	5	16,381	5
Total	472,026	100	364,430	100	324,200	100

Customer accounts, excluding repo agreements, grew by £32,986 million (16%), and represent 51% of the Group's funding excluding capital and other liabilities. Excluding the Charter One acquisition the growth would have been £18,381 million (9%). The proportion of funding from wholesale sources has increased reflecting the higher rate of growth in customer loans and advances (excluding reverse repos), up £65,123 million (28%) – £48,405 million (21%) excluding Charter One.

Repo agreements with corporate and institutional customers are undertaken primarily by RBS Greenwich Capital in the US and by Financial Markets. Repo activity with customers represented 9% of the Group's funding excluding capital and other liabilities at 31 December 2004.

Deposits by banks including repos increased by £31,758 million (£27,240 million excluding Charter One) to represent 21% of the Group's funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group's total funding.

Debt securities in issue increased by £17,944 million to represent 13% of the Group's funding, excluding capital and other liabilities, at 31 December 2004. Total debt securities in issue at 31 December 2004 includes £9,589 million (2003 – £9,187 million) with a maturity of over one year, reflecting the activity of the Group in raising term funds through its Euro and US Medium Term Note programmes and other term issues.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor/counterparty demand rather than any material perceived trend.

Liquidity risk (continued)

Customer lending and customer accounts

Net customer lending rose by £32,137 million as the growth in loans and advances to customers exceeded the growth in customer accounts. Structural liquidity risk continues to be maintained within the Group's policy parameters.

	2004 £m	2003 £m	2002 £m
Loans and advances to customers (gross, excluding reverse repos)	297,507	232,384	205,303
Customer accounts (excluding repos)	242,928	209,942	194,101
Customer lending less customer accounts	54,579	22,442	11,202
Customer accounts as % of loans and advances to customers (excluding repos)	81.7%	90.3%	94.5%

In prevailing economic conditions and with interest rates at relatively low historical levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers may, in the medium term, continue to exceed customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group's dependence on the wholesale market for funding. The Group has evaluated a range of balance sheet management strategies to address the consequent impact on its liquidity risk position and has developed and implemented plans to contain that within its normal prudent liquidity risk policy parameters.

Sterling liquidity

Over 47% of the Group's total assets are denominated in sterling. The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

1. a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills, and cash held in branches) and

2. the sum of:

   - sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and

   - 5% of retail deposits with a residual contractual maturity of five working days or less.

The Group has exceeded the minimum ratio requirement throughout 2004.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2004.

The Group's operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group's total deposit liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Appropriate adjustments are applied in each case, dependent on various parameters, to determine the Group's ability to realise cash at short notice via the sale or repo of such marketable assets if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group's non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group's corporate counterparties (who are active in raising funds from that market) to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £7,500 million at 31 December 2004. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2004 and operational processes are actively managed to ensure that will continue to be the case going forward.

Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems that may emerge from time to time.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group's treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk ("VaR") limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group market risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading

The principal focus of the Group's trading activities is client facilitation - providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 39 on the accounts.

The VaR for the Group's trading portfolios segregated by type of market risk exposure is presented in the table below.

	2004				2003			
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Trading								
Interest rate	11.5	11.2	16.5	6.9	9.4	7.4	14.5	5.7
Currency	1.1	1.2	2.7	0.5	1.3	0.8	2.5	0.7
Equity	0.6	0.2	2.0	0.2	0.5	0.4	1.4	0.2
Diversification		(2.3)				(1.2)		
Total trading VaR	10.8	10.3	16.0	6.4	9.4	7.4	14.2	5.6

Non-trading

The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio, investments held by its general insurance business and its strategic equity investments are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

ı Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and corporate banking businesses.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group's treasury portfolios, which relates mainly to interest rate risk was £5.5 million at 31 December 2004 (2003 – £8.1 million). During the year the maximum VaR was £8.6 million (2003 – £11.0 million), the minimum £5.5 million (2003 – £5.6 million) and the average £7.0 million (2003 – £8.3 million).

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group's policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly tangible fixed assets and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net interest income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Market risk (continued)
Non-trading (continued)
Non-trading interest rate VaR
Non-trading interest rate VaR for the Group's treasury and retail and corporate banking activities was £72.4 million at 31 December 2004 (2003 – £78.1 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £89.7 million (2003 – £78.1 million), the minimum £51.5 million (2003 – £29.9 million) and the average £71.2 million (2003 – £51.7 million).

Citizens was the main contributor to the Group's non-trading interest rate VaR. It invests its surplus retail deposits in a portfolio of highly rated and liquid investments principally mortgage-backed securities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets. The significant increase in VaR during 2003 and 2004 reflects substantial growth in retail deposits in Citizens and asset growth in home equity loans and mortgage backed securities both organically and through acquisition. VaR, like all interest rate risk measures, has its limitations when applied to retail banking books and the management of Citizens' interest rate exposures involves a number of other interest rate risk measures and related limits. Two measures that are reported both to Citizens ALCO and Board are:

- the sensitivity of their net interest income to a series of parallel movements in interest rates; and

- economic value of equity ("EVE") limits.

These limits are set to parallel movements of +/-1% and +/-2%. The EVE methodology captures deposit re-pricing strategies and the embedded option risks that exists within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio. EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in Citizens EVE	
2004	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %
Period end	(9.2)	(4.4)
Maximum	(12.6)	(18.5)
Minimum	(5.2)	(4.4)
Average	(9.3)	(9.2)

	Percent increase/(decrease) in Citizens EVE	
2003	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %
Period end	(9.4)	(8.8)
Maximum	(11.4)	(14.2)
Minimum	3.2	(0.6)
Average	(4.4)	(6.4)

At Group level, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario deposit pricing may reach effective floors below which it is not reasonable to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of successive declines in rates to ensure that appropriate risk management strategies are employed. This may involve execution of derivatives, product development and tactical pricing changes.

Note 40 on the accounts includes, on pages 175 and 176, tables that summarise the Group's interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group's asset and liability management methodology and the non-trading interest rate VaR presented above.

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The tables below set out the Group's structural foreign currency exposures.

2004	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m
US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4
	14,967	8,433	6,534
2003			
US dollar	5,329	5,198	131
Euro	1,422	826	596
Swiss franc	357	357	—
Other non-sterling	118	114	4
	7,226	6,495	731

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition of Charter One on the Group's capital ratios. The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

Equity risk

Non-trading equity risk arises principally from the Group's strategic investments, its venture capital activities and its general insurance business.

VaR is not an appropriate risk measure for the Group's venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. At 31 December 2004, equity shares held as investment securities had a book value of £2,440 million (2003 – £1,821 million) and a valuation of £2,882 million (2003 – £2,238 million).

Insurance risk
The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures:

- Insurance is a source of risk where the Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer for the payment of a sum on the occurrence of an insured event.

  The management of insurance risk is overseen by a Pricing Committee that meets weekly to review underwriting factors, e.g. car groups, terms and conditions, claims experience. This is supplemented by a range of system controls and processes including risk acceptance, with regular independent reviews of underwriting across the business. Primary focus is on high volume and relatively straightforward products for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which is used to monitor and accurately price the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

  Underwriting concentrations and catastrophe exposure are reviewed and, where necessary, mitigated by reinsurance which is spread across a number of reinsurers. Reviews of the Group's general insurance reserves by external actuaries are conducted annually.

  Investment strategy reflects the maturity of underwriting liabilities and is governed through Investment Management Committees, with involvement and oversight from Group Treasury. The Group's underwriting experience, the level of retained risk and solvency are monitored at divisional and Group level.

- The Insurance Sourcing Department is responsible for the Group-wide purchase of insurance as a means of reducing other risk exposures. As such, it is a key component of the Group's risk management process and reports its activities to the GEMC.

Enterprise risk
In order to adequately identify and manage the full range of Enterprise risk, the Group has separately defined operational and external risk:

Operational risk is defined as the risk arising from within the organisation from:

- People – risks arising from an inappropriate level of staff, inadequately skilled or managed people.
- Process – risk caused by inadequate or failed internal processes.
- Systems – risks of inadequately designed or maintained systems.
- Assets – risk of damage, misappropriation or theft of the Group's physical, logical and intangible assets.

External risk is defined as the risk arising from outside of the organisation in three main areas:

- Business – risks arising from product performance, competitor activity, supplier unreliability or customer activity.
- Political – risks caused by political unrest or uncertainty, activity by public interest groups or extremists, and non-compliance with, or changes to, current legislation.
- Environment – risks arising due to demographic, macro economic, technical, cultural or environmental change.

Enterprise risk also includes the potential or actual impact on corporate reputation arising from any of the Group's activities.

Enterprise risk management is achieved through monitoring the Group's exposure to direct or indirect loss using a range of policies, procedures, data, analytical tools and reporting techniques. In particular, Group-wide risk management processes ensure that Enterprise risk issues are quickly escalated and resolved, that the risks inherent in new products are fully evaluated, and that emerging external risks are actively monitored.

Operational risk exposures and loss events for each division are captured through monthly Risk and Control returns, which provide details on the change of risk exposures for each risk category in the light of improving/deteriorating trends and the risk profile of each division.

Contents

Board of directors and secretary


Sir George Mathewson


Sir Fred Goodwin


Sir Angus Grossart


Lord Vallance of Tummel


Lawrence Fish


Fred Watt


Gordon Pell


Archie Hunter


Joe MacHale


Charles 'Bud' Koch


Iain Robertson


Eileen Mackay


Jim Currie


Bob Scott


Colin Buchan


Sir Steve Robson


Peter Sutherland


Miller McLean, Secretary

Chairman
Sir George Mathewson (age 64)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)
Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also vice-president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers' Association.

Vice-chairmen
Lord Vallance of Tummel (age 61)
FCIBS
C
Appointed to the Board in January 1993 and as Vice-Chairman in March 1994, Lord Vallance is an experienced businessman who is currently chairman of the European Services Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 67)
CBE, DBA, LLD, FRSE, DL, FCIBS, D.Litt
C
Appointed to the Board in September 1985 and as Vice-Chairman in April 1996, Sir Angus Grossart is an advocate and Chartered Accountant with a career in merchant banking. He is chairman and chief executive of Noble Grossart Limited. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Sir Fred Goodwin (age 46)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C
Appointed to the Board in August 1998, Sir Fred Goodwin is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 60)
Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and numerous community organisations in the USA.

Gordon Pell (age 54)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 44)
FCIBS
C
Group Finance Director
Appointed to the Board in September 2000, Fred Watt is a Chartered Accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Colin Buchan* (age 50)
A (Acting Chairman), R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is vice-chairman of Standard Life Investments Limited and a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 63)
D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC and Total Holdings UK Limited, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 61)
A (Chairman Designate)
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/8. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles 'Bud' Koch (age 58)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was the chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004.

Joe MacHale* (age 53)
A
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Eileen Mackay* (age 61)
CB, FCIBS
A, R
Appointed to the Board in May 1996, Eileen Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and The British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 59)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets
Appointed to the Board in January 1993, Iain Robertson is a Chartered Accountant. He is chairman of British Empire Securities and General Trust plc, Cairn Capital Limited and BT Scotland, and a director of John Menzies plc.

Sir Steve Robson* (age 61)
A
Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

Bob Scott* (age 63)
CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. Bob Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 58)
KCMG
N
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 55)
FCIBS
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

- **A** member of the Audit Committee
- **C** member of the Chairman's Advisory Group
- **N** member of the Nominations Committee
- **R** member of the Remuneration Committee
- ***** independent non-executive director

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2004.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2004 amounted to £4,256 million (after preference dividends of £256 million) compared with £2,254 million for the year ended 31 December 2003, as set out in the consolidated profit and loss account on page 143.

An interim dividend of 16.8p per ordinary share was paid on 8 October 2004 totalling £529 million (2003 – £431 million). The directors now recommend that a final dividend of 41.2p per ordinary share totalling £1,308 million (2003 – £1,059 million) be paid on 3 June 2005 to members on the register at the close of business on 11 March 2005. If this recommendation is approved by shareholders at the annual general meeting on 20 April 2005, the retained profit for the year will amount to £2,419 million (2003 – £764 million). Subject to the approval of the dividend by shareholders at the annual general meeting, shareholders will be offered the choice of taking ordinary shares in lieu of cash in respect of the final dividend.

Activities and business review

The company is a holding company owning the entire issued ordinary share capital of the Royal Bank, the principal direct operating subsidiary undertaking of the company. The "Group" comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. The Group is engaged principally in providing a comprehensive range of banking, insurance and other financial services. Details of the principal subsidiary undertakings of the company are shown in Note 17. A review of the business for the year to 31 December 2004, of recent events and of likely future developments is contained in the Operating and financial review.

Business developments

In January 2004, Citizens completed the acquisition of Thistle Group Holdings, Co., the holding company of Pennsylvania-based Roxborough Manayunk Bank.

In January 2004, Ulster Bank completed the acquisition of First Active plc.

In March 2004, Citizens completed the purchase of the credit card portfolio of People's Bank in the US.

In May 2004, NatWest completed the acquisition of Bibit, a leading international internet payment specialist.

In August 2004, Citizens completed the acquisition of Charter One Financial, Inc.

In September 2004, Citizens completed the acquisition of Lynk Systems Inc, a US based merchant acquiring business.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing the accounts.

Ordinary share capital

During the year ended 31 December 2004, the ordinary share capital was increased by the following issues:

(a) 165 million ordinary shares placed at an issue price of £16.20 per share;

(b) 12.9 million ordinary shares allotted as a result of the exercise of options under the company's executive, sharesave and option 2000 schemes and a further 5.6 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company's shares following the acquisition of NatWest in 2000;

(c) 23.4 million ordinary shares allotted in lieu of cash dividends; and

(d) 2.4 million ordinary shares allotted under the company's employee share ownership plan.

Details of the authorised and issued ordinary share capital at 31 December 2004 are shown in Note 33.

Preference share capital

Details of issues of preference shares during the year and the authorised and issued share capital at 31 December 2004 are shown in Note 33.

Trust preferred securities

Details of issues of trust preferred securities by subsidiaries of the Group are shown in Note 32.

Subordinated liabilities

Details of issues and redemptions of dated and undated loan capital and the subordinated liabilities at 31 December 2004 are shown in Notes 30 and 31.

Shareholdings

As at 23 February 2005, the company had been notified of the following interests in its shares, in accordance with section 198 of the Companies Act 1985:

	Number of shares	% held
Ordinary shares:		
Cater Allen International	107,628,711	3.42
Legal & General Group plc	98,761,695	3.40
Barclays PLC	93,254,320	3.14
The Capital Group of Companies, Inc	95,578,555	3.01
11% cumulative preference shares:		
Guardian Royal Exchange Assurance plc	129,830	25.97
Windsor Life Assurance Company Limited	51,510	10.30
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16
Cleaning Tokens Limited	25,500	5.10

	Number of shares	% held
5½% cumulative preference shares:		
Commercial Union Assurance plc	91,429	22.86
Mr P. S. and Mrs J. Allen	86,999	21.75
Bassett-Patrick Securities Limited*	46,255	11.56
E M Behrens Charitable Trust	20,000	5.00
Mrs Gina Wild	19,800	4.95
Trustees of The Stephen Cockburn Limited Pension Scheme	19,879	4.97
Miss Elizabeth Hill	16,124	4.03
Mr W. T. Hardison Jr.	13,532	3.38
Ms C. L. Allen	13,200	3.30
Ms J. C. Allen	12,750	3.18

* Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Directors

The names and brief biographical details of the directors are shown on page 115. All directors, except:

- Archie Hunter and Joe MacHale, who were appointed to the Board on 1 September 2004,
- Bud Koch, who was appointed to the Board on 29 September 2004,
- Norman McLuskie, who retired from the Board on 23 August 2004, and
- Emilio Botin and Juan Inciarte, who resigned from the Board on 12 November 2004,

served throughout the year and to the date of signing of the financial statements.

Sir Angus Grossart, Lord Vallance and Iain Robertson will retire at the forthcoming annual general meeting. Jim Currie, Sir Fred Goodwin, Archie Hunter, Bud Koch, Joe MacHale and Sir Steve Robson will retire and offer themselves for election or re-election. Details of the service agreement for Sir Fred Goodwin are set out on page 128. No other director seeking election or re-election has a service agreement.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2004 are shown on page 134. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2004 to 23 February 2005.

Employee proposition

The Group recognises that the performance of its people is central to the successful delivery of its overall business strategy. Accordingly, the Group focuses on maintaining a compelling employee proposition that attracts, engages and then retains the best available talent. It is the breadth and depth of that employee talent which has cemented the Group's standing as one of the world's leading financial institutions.

Employee recruitment

To assist those within the Group responsible for recruitment, online toolkits have been developed in conjunction with interview skills training, which equip them effectively to recruit the best people for specific roles. In addition, the Group encourages movement within the organisation through the provision of an online appointments section which enables employees to apply for new or different roles throughout the Group.

The profile of the Group led to over 10,000 applications being received during its 2003/4 graduate campaign for some 200 places. The 2004 UK-based CBFM graduate intake, included 37 per cent Continental European entrants with an additional 21 Continental European graduates and interns placed within CBFM businesses in Frankfurt, Milan, Madrid and Paris. All applications were received online through the graduate website.

To complement this work a Group wide employee induction event was conducted, which provided opportunities to network with other new joiners and facilitated the exchange of ideas and information. Within the last year the Group rose 23 places to rank 15th in the Times Top 100 Graduate employers table.

Employee reward
Under Total Reward the Group offers one of the most comprehensive remuneration and benefits packages in the financial services sector, consisting of salary, bonus, share schemes and competitive pension benefits. Salary awards recognise both market competitor movements and individual performance, with the largest increases being directed towards high performers.

Through RBSelect, the Group's benefits choice programme, all UK employees have the flexibility to customise their remuneration and tailor it to their particular lifestyle needs. This includes the opportunity to access subsidised childcare vouchers, discounted personal insurance products and discounted shopping vouchers at a range of high street stores.

In addition, employees can participate in bonus incentive plans specific to their business and share in the Group's success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders. UK employees participate in profit sharing that is directly related to the annual performance of the Group. For the last six years this has amounted to a further 10 percent of basic salary.

The Group provides pension plan membership for most employees in the UK and overseas. The largest plan is The Royal Bank of Scotland Group Pension Fund, which has over 80,000 employee members in the UK. Through this and a number of additional pension arrangements in the UK and overseas, the Group ensures that employees benefit from competitive pension provision as part of their Total Reward. The actuarial valuation of the main UK pension scheme as at 31 March 2004 resulted in a deficit of £1,994 million. To address this the Group made a special cash contribution of £750 million to the scheme in December 2004. It also increased its contribution rate to 21.5 percent of pensionable salaries with effect from April 2004.

Employee learning and development
The Group actively encourages professional development and lifelong learning and is committed to creating and providing experiences outside the workplace that benefit the employee, the community they work in and the Group. The Prince's Trust initiative, for example, enables employees to participate in volunteer and mentoring programmes and contributes to the Group's Community Investment and Corporate Responsibility aims.

The Group acknowledges the importance of developing and maintaining strong leadership capability across the organisation, proactively developing future leaders and creating succession plans for senior and executive management roles. A core component of this ongoing activity is the Executive Leadership Programme developed in conjunction with the Harvard Business School and the establishment of an on-site business school at the Group Headquarters at Gogarburn, Edinburgh which is due to open in Spring 2005. The introduction of emerging leader workshops, which included employee representatives from Citizens Bank, is further evidence of the Group's commitment to global executive development.

In addition, through Learning Awards, the Group provides financial incentives to employees who take the banking qualifications offered by the Chartered Institute of Bankers in Scotland and The Institute of Financial Services.

Employee communication
Employee engagement is encouraged through a transparent process of communication and consultation. This is achieved through a corporate Intranet, divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate directly with employees through 'Question Time' style programmes, some of which are broadcast on the Group's internal television network. This is used to convey information ranging from annual and interim financial results to employee training and development issues.

Employee consultation
The Group recognises that the key to becoming (and remaining) an employer of choice is to ensure that employees are able to maximise their contribution to the Group. Each year an independent specialist company conducts a global Employee Opinion Survey on behalf of the Group to measure how employees feel about a number of important issues.

With an overall response rate of 84 percent (some 20 percent higher than the industry average) the Group remains confident that employees value the survey as a method of expressing their views and as a way of initiating change throughout the organisation. Since the last Group-wide survey in January 2003, there were significant improvements in 14 out of 15 question categories. The RBS Group performs very well against ISR's Global Financial Services comparison companies, which includes many of the Group's key competitors in the UK and abroad. The Group outperforms this comparison group in all but one category.

Diversity
The Group continues to participate in a range of programmes and activities designed to promote diversity and effective people management. Reflecting its commitment to a business model based on meritocracy and inclusiveness, the Group encourages employees to develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Our comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support the applicant in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and also for existing employees who become disabled during their employment.

Health, safety, well being and security
The health, safety, well being and security of employees and customers are of vital concern to the Group, which constantly reviews its position on policies in these areas to reflect current legislation and best practice. Furthermore, the Group focuses on ensuring that those policies are closely linked to the operational needs of the business.

Corporate responsibility
Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

The Board regularly considers corporate responsibility issues and receives a formal report on these matters twice each year. Further details of the Group's corporate responsibility policies will be contained in the 2004 Corporate Responsibility Report.

Code of ethics
The Group has adopted a code of ethics that is applicable to all of the Group's employees and a copy is available upon request.

Charitable contributions
In 2004 the contribution to the Group's Community Investment programmes increased to £45.8 million (2003 – £40.1 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2004 was £20.1 million (2003 – £14.7 million).

Corporate governance
The company is committed to high standards of Corporate governance. Details are given on pages 120 to 123.

Political donations
No political donations were made during the year.

At the annual general meeting in 2002 shareholders gave authority for the company and certain of its subsidiaries to make political donations and incur political expenditure up to a maximum aggregate sum of £675,000 as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, for a period of four years. These authorities have not been used and it is not proposed that the Group's longstanding policy of not making contributions to any political party be changed.

Policy and practice on payment of creditors
The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2004, the Group's trade creditors represented 27 days (2003 – 27 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Auditors
The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the company's auditor will be proposed at the forthcoming annual general meeting.

By order of the Board.

Miller McLean
Secretary
23 February 2005

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2004, the company has complied with all of the provisions set out in the revised Combined Code issued by the Financial Reporting Council in July 2003 (the 'Code') except in relation to the authority reserved to the Board to make the final determination of the remuneration of the executive directors, which is explained below in the paragraph headed 'Remuneration Committee'.

The company has also complied with the Smith Guidance on Audit Committees in all material respects.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. The Group complies with all sections of the Sarbanes-Oxley Act of 2002 currently applicable.

Board of directors

The Board is the principal decision making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company's affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated from the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company and meetings of the Board are structured to allow open discussion.

The Board met 10 times during 2004 and was supplied with comprehensive papers in advance of each Board meeting covering the Group's principal business activities. Members of the executive management attend and make regular presentations as appropriate at meetings of the Board.

Board balance and independence

The Board currently comprises the Chairman, four executive directors and 12 non-executive directors. The Board functions effectively and efficiently and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any one individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company's business activities. The names and biographies of all Board members are set out on page 115.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. The Code requires the Board to determine whether its non-executive members are independent.

Following the annual general meeting in April 2005 when Sir Angus Grossart, Lord Vallance and Iain Robertson will stand down from the Board, the Board will comprise eight independent and five non-independent directors (including executive directors), in addition to the Chairman. Bob Scott has been nominated as the senior independent director.

The Board considers that all non-executive directors are independent for the purposes of the Code, with the following exceptions:

- Sir Angus Grossart and Lord Vallance, who have served on the Board for 19 and 12 years, respectively.
- Iain Robertson who was formerly an executive director of the company.
- Bud Koch who was formerly Chairman, President and Chief Executive Officer of Charter One Financial, Inc. which was acquired by Citizens Financial Group, Inc.

As a result, in terms of the Code, the Board currently comprises eight independent and eight non-independent directors (including executive directors), in addition to the Chairman.

Re-election of directors

At each annual general meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board may consider their independence at that time. The proposed re-election of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2005 annual general meeting are contained on page 117 and further information will be given in the Chairman's letter to shareholders in relation to the company's annual general meeting.

Information, induction and professional development

All directors receive accurate, timely and clear information on all relevant matters. Any requests for further information or clarification are dealt with or co-ordinated by the Group Secretary.

The Group Secretary is responsible for advising the Board, through the Chairman, on all governance matters. All directors have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Each new director receives a formal induction, including visits to all the Group's major businesses and meetings with senior management. The induction is tailored to the director's specific requirements. Existing directors undertake such professional development as they consider necessary in assisting them to carry out their duties as directors.

Performance evaluation

The annual performance evaluation of the Board and its Committees was undertaken in the autumn of 2004. The evaluation, which focused particularly on the Board Committees, was conducted by the Group Secretary using a detailed questionnaire and meetings with each of the Board Committee members and attendees to discuss the performance of the Committees.

In addition, each director discussed his or her own performance with the Chairman and the senior independent director met individually with the executive directors and with the non-executive directors as a group without the Chairman present, to consider the Chairman's performance. The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and specific actions are currently being implemented. A performance evaluation is conducted on an annual basis.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on page 115.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee has five meetings each year, two of which are held immediately prior to submission of the interim and year-end financial statements to the Group Board. The Audit Committee meets executive directors and management and the external and internal auditors privately.

The Board is satisfied that the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an 'Audit Committee Financial Expert' as defined in the SEC rules under the US Securities Exchange Act of 1934, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an 'Audit Committee Financial Expert' does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an 'Audit Committee Financial Expert' affect the duties, obligations or liability of any other member of the Board.

The Audit Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the financial affairs of the Group, the arrangements for accounting and financial reporting and regulatory compliance, the standards of internal control, and arrangements for internal audit, risk management and the external auditors.

The Audit Committee has a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. Details of the audit and non-audit services carried out by the external auditors are set out in Note 4 to the Group's accounts. This policy is reviewed annually by the Audit Committee. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. A detailed submission is also made by management to the Audit Committee prior to certain appointments. The submission contains, in particular, details as to why the proposed appointment would not breach auditor independence.

The Audit Committee also undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of the evaluation were reported to the Board.

The Audit Committee will make recommendations to the Board in relation to the remuneration and terms of engagement of the external auditors and the re-appointment by the shareholders at the annual general meeting in April 2005 of Deloitte & Touche LLP as the external auditors.

In 2004, the Audit Committee commissioned KPMG to conduct an external review of the effectiveness of Group Internal Audit. It is intended that there will be an external review of Group Internal Audit every three years with internal reviews continuing in the intervening years.

Remuneration Committee

All members of the Remuneration Committee are independent non-executive directors. The Remuneration Committee has three meetings each year.

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group's executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for its executive directors and the Chairman. The Directors' Remuneration Report is contained on pages 124 to 133.

Responsibility for determining the remuneration of executive directors has not been delegated to the Remuneration Committee, and in that sense the provisions of the Code have not been complied with. The Board as a whole reserves the authority to make the final determination of the remuneration of directors as it considers that this two stage process allows greater consideration and evaluation and is consistent with the unitary nature of the Board. No director is involved in decisions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nomination Committee meets as required.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available, and commitment which will be required of, the potential director.

In addition, the Nominations Committee considers succession planning for the Chairman, Group Chief Executive and non-executive directors. The Nominations Committee takes into account the knowledge, mix of skills, experience and networks of contacts which will be needed on the Board in the future. The Chairman, Group Chief Executive and non-executive directors meet to consider executive succession planning. No director is involved in decisions regarding his or her own succession.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Meetings

The number of meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration	Nominations
Total number of meetings in 2004	10	5	4	1
Number of meetings attended in 2004				
Sir George Mathewson	10	–	–	1
Lord Vallance	10	–	–	–
Sir Angus Grossart	9	–	–	–
Sir Fred Goodwin	10	–	–	–
Mr Botin***	3	–	–	–
Mr Buchan	10	5	4	–
Dr Currie	10	–	4	–
Mr Fish	7	–	–	–
Mr Hunter*	4	1	–	–
Mr Inciarte***	5	–	–	–
Mr Koch*	4	–	–	–
Mr MacHale*	4	1	–	–
Miss Mackay	10	5	4	–
Mr McLuskie**	6	–	–	–
Mr Pell	9	–	–	–
Mr Robertson	10	–	–	–
Sir Steve Robson	10	4	-	-
Mr Scott	10	–	4	1
Mr Sutherland	10	–	–	1
Mr Watt	10	–	–	–

* Mr Hunter and Mr MacHale were appointed to the Board and the Audit Committee on 1 September 2004. Mr Koch was appointed to the Board on 29 September 2004.

** Mr McLuskie retired from the Board on 23 August 2004.

***Mr Botin and Mr Inciarte resigned from the Board on 12 November 2004, the effective date of the acquisition of Abbey National plc by Banco Santander Central Hispano SA. They did not attend any Board meetings from June 2004 during the relevant public offer period.

Relations with shareholders

The company communicates with shareholders through the annual report and by providing information in advance of the annual general meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year. Shareholders are given the opportunity to ask questions at the annual general meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the annual general meeting.

Communication with the company's largest institutional shareholders is undertaken as part of the company's investor relations programme. During the year, the directors received copies of the analysts' reports and a monthly report from the Group's investor relations team which includes an analysis of share price movements, the Group's performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external ratings are provided. In 2004, the senior independent director attended the analysts' presentation at the interim results to enhance his understanding of the issues and concerns of the major shareholders and would be available to shareholders if concerns could not be addressed through the normal channels. The mechanisms used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive, Group Finance Director and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of the appointment of non-executive directors are available on the Group's website (www.rbs.com) and copies are available on request.

Internal control

The Board of directors is responsible for the Group's system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2004 and to 23 February 2005, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999.

The effectiveness of the Group's internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group's businesses receive quarterly reports on significant risks facing their business and how they are being controlled. These reports are combined and submitted to the Board as quarterly risk and control assessments. Additional details of the Group's approach to risk management are given in the 'Risk management' section of the 'Operating and financial review' on pages 96 to 112. The Audit Committee also receives regular reports from Group Risk Management and Group Internal Audit. In addition, the Group's independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group are also subject to regulatory oversight in the UK and overseas. Additional details of the Group's regulatory oversight are given in the Supervision and Regulation section.

Disclosure controls and procedures

As required by US regulations, the Group Chief Executive and the Group Finance Director have evaluated the effectiveness of the company's disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act). This evaluation has been considered and approved by the Board which has authorised the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2004, the company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Directors' remuneration report

The Remuneration Committee

The following directors, all of whom are independent non-executive directors, were members of the Remuneration Committee during the year ended 31 December 2004.

Bob Scott (Chairman)
Colin Buchan
Jim Currie
Eileen Mackay

During the accounting period, the Remuneration Committee confirmed the appointments of Ernst & Young and Mercer Human Resource Consulting to provide advice on matters relating to directors' remuneration in the UK and US respectively. In addition, the Remuneration Committee has taken account of the views of the Chairman and the Group Chief Executive on performance assessment of the executive directors.

In addition to advising the Remuneration Committee, Ernst & Young provided professional services in the ordinary course of business including actuarial and corporate recovery advice. Mercer Human Resource Consulting provided advice and support in connection with a range of benefits, pension actuarial and investment matters.

Remuneration policy

The executive remuneration policy is kept under review by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company's annual general meeting in 2004.

The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole.
- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer-term.
- Remuneration arrangements will strike an appropriate balance between fixed and performance related rewards. Performance related elements will comprise the major part of executive remuneration packages.
- Incentive plans and performance metrics will be structured to be robust through the business cycle.
- Remuneration arrangements will be designed to support the company's business strategy, to promote appropriate teamwork and to conform to best practice standards.

The non-executive directors' fees are reviewed annually by the Board, on the recommendation of the Chairman. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

The Remuneration Committee approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and reviews all long-term incentive arrangements which are operated by the Group.

Components of executive remuneration

UK based directors

Salary

Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits

UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund ('the RBS Fund'). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits. Details of pension arrangements of directors are shown on page 133.

Executives directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, like other employees, executive directors are eligible also to participate in Sharesave, Buy As You Earn and the Group profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group's performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death in service benefits.

Short-term annual incentives
These typically focus from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. Individual UK-based executive directors normally have a maximum annual bonus potential of one times salary (one and a half times in the case of the Group Chief Executive), although for exceptional performance, as measured by the achievement of significant objectives, bonuses of up to two times salary may be awarded.

Long-term incentives
The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders. Directors are encouraged to hold shares in the company and a culture of voluntary shareholding has been fostered, which has resulted in a number of executive directors building up substantial shareholdings over time.

Medium-term performance plan
The medium-term performance plan was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow grants of awards of up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders.

The plan is highly geared to the company's relative performance. All awards under the plan are subject to three-year performance targets. First, the annual growth in the company's earnings per share ('EPS') must exceed the annualised growth of the Retail Prices Index ('RPI') plus three per cent. If this condition is satisfied, the company's total shareholder return ('TSR') is compared with the TSR of a comparator group of certain companies in the financial services sector, referred to below. Awards under the plan will not vest if the company's TSR is below the median of the comparator group. Achievement of the EPS target and median TSR performance against the comparator companies will result in vesting of 25 per cent of the award, increasing on a sliding scale up to 100 per cent at upper quartile performance and up to 200 per cent at upper decile performance. Vesting at 200 per cent can only occur if the company achieves a TSR ranking at 1st position in the comparator group and exceeds the TSR of the 2nd placed comparator company by at least 34%.This combination of EPS and TSR performance targets measures the underlying financial performance of the company and ensures a direct link between the value delivered to shareholders and the levels of incentive payment.

For awards made since 2002, the companies in the comparator group are Abbey National plc; Aviva plc; Barclays PLC; Citigroup; HBOS plc; HSBC Holdings plc; Legal & General Group plc; Lloyds TSB Group plc; Prudential plc and Standard Chartered PLC. Following the takeover of Abbey National plc by Banco Santander Central Hispano SA ('BSCH') in November 2004, Abbey National plc has been replaced by BSCH in the comparator group for awards made from 2003 onwards.

Options
The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for the annual grant of an option, typically of one and a quarter times salary with an upper maximum in appropriate circumstances of two and a half times salary, over shares at the market value at date of grant. Under the terms of his appointment, the Chairman is also eligible to participate in the executive share option scheme. No payment is made by the executive director on the grant of an option award.

All executive share options are subject to a performance target, which is currently that the options are exercisable only if, over a three year period, the growth in the company's EPS has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a long-term test of performance. For awards made in 2004 onwards, there is no re-testing of the performance condition. The condition is reviewed annually. All previous awards have vested without re-testing.

US based director – Lawrence Fish

Lawrence Fish's total remuneration package was reviewed in 2004 by the Remuneration Committee as a result of the acquisition of Charter One and his changing RBS responsibilities in North America. In the review the Remuneration Committee confirmed its overall policy in relation to his package is to ensure competitiveness with the market levels of total remuneration for chairmen and executives of US banks of similar size and complexity.

As a result of that review, proposals will be submitted at the annual general meeting to introduce a cash long term incentive plan, which will replace the Citizens Phantom 2000 Plan in which Mr Fish participated from 2001. Subject to agreement to these proposals, the total remuneration policy for him will be as follows:

Base salary will be set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance frameworks of the UK. In light of this policy, and having reviewed the relevant market data, Mr Fish's base salary was increased to $1.5 million with effect from 1 October 2004.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 133. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

Short term performance rewards will take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. The normal maximum annual bonus potential will be two times salary, although additional amounts to a maximum of two times salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Long term incentives will consist of the following components:

- The two grants made under the Citizens Phantom 2000 Plan vested and will vest on 1 January 2005 and 1 January 2006, respectively. The value of units at the time of vesting is performance-linked and is based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector, using price/earnings ratios of comparator US banks. This measure was chosen to establish a clear link between the potential incentive and the performance of Citizens. No other grants will be made under this plan.

- A grant under the RBS medium-term performance plan within the levels, and on the same terms, available to UK based executives.

- A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives.

- A grant under the new Citizens Long Term Incentive Plan. Performance will be measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan will be set on an annual basis over the three year term of the grant.

In the event that the proposed new Citizens Long Term Incentive Plan is not approved, Mr Fish will participate in existing approved short and long term cash plans already operating in Citizens.

The existing approved Citizens Long Term Incentive Plan is a cash compensation plan designed to reward participants for achieving long-term financial results. A separate three-year cycle commences each year. The maximum award payable to Mr Fish annually is 105 per cent of his average salary over the previous three-year period. Each three-year performance target is based on the annual pre-tax income target for Citizens. For the maximum award to be paid in respect of each three-year target, Citizens must achieve 130 per cent of the three-year aggregate budgeted profit figure. This performance target is measured by taking the pre-tax income for Citizens, which is a simple and transparent method of measuring a profit figure target.

The performance graph

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 1999.

Total shareholder return



50
0
2002
2004

Service contracts

The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. However, the notice period may exceed 12 months if existing service contracts have notice periods greater than 12 months and the Remuneration Committee considers it appropriate not to reduce the existing notice period. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. It will be the norm to include in those contracts standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding executive directors' service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Normal retirement age	Notice period – from company	Notice period – from executive
Sir Fred Goodwin	1 August 1998 The Royal Bank of Scotland plc	60	12 months	6 months
Mr McLuskie*	9 October 1997 The Royal Bank of Scotland plc	60	3 months	3 months
Mr Pell	22 May 2002 National Westminster Bank Plc	60	12 months	6 months
Mr Watt	28 September 2000 The Royal Bank of Scotland plc	60	12 months	6 months
Mr Fish	18 February 2004 Citizens Financial Group, Inc.	65	12 months	12 months

* retired 23 August 2004

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements. Exceptions to these severance arrangements are as follows:

- Gordon Pell was recruited to the board of NatWest from Lloyds Bank plc at a time when NatWest was subject to a contested takeover. His recruitment to take management responsibility for NatWest's retail operations was seen by the NatWest board at the time as an essential step to strengthen the management of NatWest. The terms of his service contract, which reflected these circumstances, were entered into after consultation with the Takeover Panel as required by The City Code on Takeovers and Mergers. If Mr Pell's contract is terminated by NatWest without notice, he is entitled to a compensation payment of base salary relating to the contractual 12 months' notice period, his annual bonus to the date of termination, a payment equal to his average annual bonus over the previous three years, payment in lieu of contractual benefits and allowances including pension and extra payments by way of funded or unfunded pension and death in service contributions relating to the notice period.

The Remuneration Committee has reviewed, with the benefit of legal advice, Mr Pell's contract, and the circumstances under which it was entered into. As the exceptional severance provisions would apply only if NatWest were to breach the contract by terminating it without notice, the Committee considers that the contract's terms, entered into in good faith by the NatWest board and Mr Pell, should be honoured.

- If Lawrence Fish's contract is terminated without cause, or if he terminates the contract for good reason (as defined in the contract), he is entitled to a lump sum payment to compensate him for the loss of 12 months salary plus annual bonus. Mr Fish would also be entitled to receive for this period health, life insurance and long term disability coverage and any other benefits determined in accordance with the plans, policies and practices of Citizens at the time of termination. The Remuneration Committee have been advised that these termination provisions are less generous than the current market practice in the US.

Chairman and non-executive directors

The original date of appointment as a director of the company and the scheduled date for the next re-election is as follows:

	Date first appointed	Next re-election
Sir George Mathewson	1 September 1987	2007
Lord Vallance	14 January 1993	Retires 20 April 2005
Sir Angus Grossart	30 September 1985	Retires 20 April 2005
Mr Buchan	1 June 2002	2006
Dr Currie	28 November 2001	20 April 2005
Mr Hunter	1 September 2004	20 April 2005
Mr Koch	29 September 2004	20 April 2005
Mr MacHale	1 September 2004	20 April 2005
Miss Mackay	16 May 1996	2006
Mr Robertson	14 January 1993	Retires 20 April 2005
Sir Steve Robson	25 July 2001	20 April 2005
Mr Scott	31 January 2001	2006
Mr Sutherland	31 January 2001	2006

Other than Iain Robertson, the non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. Under the company's articles of association, all directors must retire by rotation and seek re-election by shareholders at least every three years. No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

Iain Robertson entered into a contract to reflect his role as a non-executive director, which took effect on 25 June 2003. Under this contract, his appointment will terminate at the company's annual general meeting on 20 April 2005, unless terminated earlier by either party on one month's written notice.

The tables and explanatory notes on pages 130 to 133 report the remuneration of each director for the year ended 31 December 2004 and have been audited by the company's auditors, Deloitte & Touche LLP.

Directors' remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2004 Total £000	2003 Total £000
Chairman					
Sir George Mathewson	542	—	39	581	538
Executive directors					
Sir Fred Goodwin	990	1,500	32	2,522	1,916
Mr Fish	637	1,638	30	2,305	1,859
Mr McLuskie (retired 23 August 2004)	341	—	1	342	1,048
Mr Pell	670	721	12	1,403	1,307
Mr Watt	605	660	3	1,268	1,110

* includes 10% profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2004 Total £000	2003 Total £000
Vice-chairmen				
Lord Vallance of Tummel	100	—	100	100
Sir Angus Grossart	100	—	100	100
Mr Botin (resigned 12 November 2004)	46	—	46	44
Mr Buchan	50	50	100	56
Dr Currie	50	10	60	54
Mr Hunter (appointed 1 September 2004)	17	5	22	—
Mr Inciarte (resigned 12 November 2004)	46	—	46	44
Mr Koch† (appointed 29 September 2004)	12	—	12	—
Mr MacHale (appointed 1 September 2004)	17	5	22	—
Miss Mackay	50	25	75	64
Mr Robertson	100	—	100	217*
Sir Steve Robson	50	15	65	54
Mr Scott	50	23	73	67
Mr Sutherland	50	3	53	44

* includes £167,000 in respect of Mr Robertson's service as an executive director. From 25 June 2003, Mr Robertson has carried out his role as Chairman, Corporate Banking and Financial Markets and as a director in a non-executive capacity. He also provides general advice on business issues to the Board and Board Committees as appropriate, including attendance as required at the Group Audit Committee and the Advances Committee. For these services Mr Robertson receives a fee of £100,000 per annum.

† In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives $402,500 per annum.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options

Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2004 are included in the table below:

	Options held at 1 January 2004	Options granted in 2004	Options exercised in 2004		Option price	Options held at 31 December 2004	
			Number	Market price at date of exercise £	£	Number	Exercise period
Sir George Mathewson	69,257				9.33	69,257	11.05.01 – 10.05.08
	147,247				7.81	147,247	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06*
	20,100				17.18	20,100	14.08.04 – 13.08.11
	1,347				13.64	1,347	01.10.08 – 31.03.09*
	19,500				18.18	19,500	14.03.05 – 13.03.12
	36,400				12.37	36,400	13.03.06 – 12.03.13
		36,044			17.34	36,044	11.03.07 – 10.03.14
	294,001	36,044				330,045	
Sir Fred Goodwin	164,571				8.75	164,571	07.12.01 – 06.12.08
	2,963				11.18	2,963	04.03.02 – 03.03.09
	27,306				11.97	27,306	03.06.02 – 02.06.09
	153,648				7.81	153,648	29.03.03 – 28.03.10
	150		150	16.20	12.40	—	
	43,700				17.18	43,700	14.08.04 – 13.08.11
	1,713				9.85	1,713	01.10.05 – 31.03.06*
	41,300				18.18	41,300	14.03.05 – 13.03.12
	72,800				12.37	72,800	13.03.06 – 12.03.13
		144,175			17.34	144,175	11.03.07 – 10.03.14
	508,151	144,175	150			652,176	
Mr Fish	107,877				9.33	107,877	11.05.01 – 10.05.08
	150				12.40	150	09.08.03 – 08.08.06*
	108,027					108,027	
Mr McLuskie**	16,613				9.33	16,613	11.05.01 – 10.05.08
	8,860				11.18	8,860	04.03.02 – 03.03.09
	11,356				11.97	11,356	03.06.02 – 02.06.09
	33,291				7.81	33,291	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06*
	23,300				17.18	23,300	14.08.04 – 13.08.11
	335				13.64	335	01.10.04 – 31.03.05*
	22,100				18.18	22,100	14.03.05 – 13.03.12
	335				12.35	335	01.10.05 – 31.03.06*
	39,700				12.37	39,700	13.03.06 – 12.03.13
	156,040					156,040	
Mr Pell	51,216				7.81	51,216	29.03.03 – 28.03.10
	29,100				17.18	29,100	14.08.04 – 13.08.11
	27,600				18.18	27,600	14.03.05 – 13.03.12
	49,800				12.37	49,800	13.03.06 – 12.03.13
		47,217			17.34	47,217	11.03.07 – 10.03.14
	157,716	47,217				204,933	
Mr Robertson	56,635				9.33	56,635	11.05.01 – 10.05.08
	82,654				11.18	82,654	04.03.02 – 03.03.09
	128,040				7.81	128,040	29.03.03 – 28.03.10
	393		393	16.77	9.85	—	
	36,400				17.18	36,400	14.08.04 – 13.08.11
	304,122		393			303,729	
Mr Watt	70,148				12.83	70,148	04.09.03 – 03.09.10
	23,300				17.18	23,300	14.08.04 – 13.08.11
	710		710	16.21	13.64	—	
	22,100				18.18	22,100	14.03.05 – 13.03.12
	42,500				12.37	42,500	13.03.06 – 12.03.13
		43,253			17.34	43,253	11.03.07 – 10.03.14
	158,758	43,253	710			201,301	

* Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.

** Mr McLuskie retired from the Group Board on 23 August 2004. The figures quoted above are as at cessation. Subsequently, Mr McLuskie exercised his Sharesave 2001 grant of 335 options, and has since been granted a Sharesave award in 2004 of 439 options.

No options had their terms and conditions varied during the accounting period to 31 December 2004. No payment is required on the award of an option.

The executive share options which are exercisable from March 2002 onwards are subject to the satisfaction of an EPS growth target which provides that options are excercisable only if, over a three year period, the growth in the company's EPS has exceeded the growth in the RPI plus 9%. In respect of executive share options exercisable before March 2002 the performance condition is that the growth in the company's EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company's ordinary shares at 31 December 2004 was £17.52 and the range during the year to 31 December 2004 was £14.64 to £17.64.

In the ten year period to 31 December 2004, awards made using new issue shares under the company's share plans represented 4.3% of the company's issued ordinary share capital, leaving an available dilution headroom of 5.7%.

Medium Term Performance Plan

	Scheme interests (share equivalents) at 1 January 2004	Awards granted in 2004	Market price on award £	Awards vested in 2004*	Market price on vesting £	Value of interests vested £	Awards exercised in 2004	Market price on exercise £	Share interest (share equivalents) at 31 December 2004	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	93,040		16.35						93,040	vested 31.12.03
	44,378		18.59	33,855	17.52	593,140			33,855	vested 31.12.04
	78,398		17.22						78,398	31.12.05
		86,506	17.34						86,506	31.12.06
	215,816								291,799	
Mr Fish	—	35,274	17.34						35,274	31.12.06
Mr McLuskie**	49,621		16.35				49,621	16.49	—	vested 31.12.03
	23,399		18.59	17,851	17.52	312,750			17,851	vested 31.12.04
	28,456		17.22						28,456	31.12.05
	101,476								46,307	
Mr Pell	62,026		16.35				40,000	17.12	22,026	vested 31.12.03
	29,585		18.59	22,570	17.52	395,426			22,570	vested 31.12.04
	35,715		17.22						35,715	31.12.05
		37,774	17.34						37,774	31.12.06
	127,326								118,085	
Mr Robertson	77,533		16.35						77,533	vested 31.12.03
Mr Watt	49,621		16.35				49,621	14.71	—	vested 31.12.03
	24,744		18.59	18,877	17.52	330,725			18,877	vested 31.12.04
	30,488		17.22						30,488	31.12.05
		34,603	17.34						34,603	31.12.06
	104,853								83,968	

* Awards were granted on 11 April 2002 and vested at 76.29% at the end of the performance period on 31 December 2004.

** The exercise and vesting of awards in 2004 for Mr McLuskie occurred after his retirement from the Board on 23 August 2004.

Note:

The vesting of option-based awards under the MPP does not trigger any payment to participants. Values shown at the time of vesting in the above table illustrate the potential value of the award at that time. For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 125.

Phantom 2000 Plan

	Phantom 2000 units at 1 January 2004	Awards granted during year: Units awarded during year	Awards granted during year: Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during year	Phantom 2000 units at 31 December 2004
Mr Fish	1,000,000			01.01.04		1,000,000
	1,000,000			01.01.05		1,000,000
	2,000,000					2,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 126.

Citizens Long Term Incentive Plan

	Interests at 1 January 2004	Awards granted during year	Benefits received during year	Interests at 31 December 2004
Mr Fish	LTIP* awards for the 3 year periods: 01.01.01 – 31.12.03 01.01.02 – 31.12.04 01.01.03 – 31.12.05	LTIP award for the 3 year period: 01.01.04 – 31.12.06	LTIP award for the 3 year period: 01.01.01 – 31.12.03 was $1,020,831	LTIP* awards for the 3 year periods: 01.01.02 – 31.12.04 01.01.03 – 31.12.05 01.01.04 – 31.12.06

* Under the cash LTIP, target payment is 60% of average salary over the three year period, maximum payment is 105% of average salary. No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 126.

Directors' pension arrangements

During the year, Sir Fred Goodwin, Norman McLuskie, Gordon Pell, Iain Robertson and Fred Watt participated in The Royal Bank of Scotland Group Pension Fund ('the RBS Fund'). The RBS Fund is a defined benefit fund which provides pensions and other benefits within Inland Revenue limits.

The pension entitlements of Sir Fred Goodwin, Mr Pell, Mr Robertson, and Mr Watt within the RBS Fund are restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover in excess of these limits is provided by a separate arrangement. Arrangements have been made to provide Sir Fred Goodwin and Mr Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. Mr Watt is provided with additional pension benefits on a defined contribution basis and contributions made in the year are shown below.

Sir George Mathewson receives life insurance cover under an individual arrangement. The non-executive directors do not accrue pension benefits, other than Mr Robertson who continues to accrue benefits in the RBS Fund after his appointment as a non-executive director.

Lawrence Fish accrues pension benefits under a number of arrangements in the USA. Defined benefits are built up under the Citizens' Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements – a Qualified 401(k) Plan and an Excess 401(k) Plan.

As in the 2003 Report and Accounts, disclosure of these benefits has been made in accordance with the Stock Exchange Listing Rules and the Combined Code and with the Directors' Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2004	Accrued entitlement at 31 December 2004 000 p.a.	Additional pension earned during the year ended 31 December 2004 000 p.a.	Additional pension earned during the year ended 31 December 2004* 000 p.a.	Transfer value as at 31 December 2004 000	Transfer value as at 31 December 2003 000	Increase in transfer value during year ended 31 December 2004 000	Transfer value for the additional pension earned during the year ended 31 December 2004* 000
Sir Fred Goodwin	46	£381	£56	£48	£3,591	£2,674	£917	£448
Mr McLuskie	60	£205	£11	£7	£3,430	£3,358	£72	£87
Mr Pell	54	£247	£18	£12	£3,592	£2,930	£662	£171
Mr Robertson	59	£32	£4	£3	£565	£449	£116	£45
Mr Watt	44	£7	£2	£2	£62	£40	£22	£15
Mr Fish	60	$1,140	$257	$257	$10,046	$9,966	$80	$2,269

* net of statutory revaluation applying to deferred pensions

Notes:

(1) There is a significant difference in the form of disclosure required by the Combined Code and the Directors' Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors' Remuneration Report Regulations 2002.

(2) Mr McLuskie retired on 23 August 2004 at his normal pension age. The figures for him above have been calculated as at his retirement date rather than 31 December 2004.

(3) The figures for Mr Pell include an additional pension secured by a transfer from his previous employer which increases in line with statutory revaluation, not salary inflation.

(4) The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the company/pension scheme.

(5) The transfer value for Mr Fish as at 31 December 2004 is based on a retirement age of 65.

Contributions and allowances paid in the year ended 31 December 2004 under defined contribution arrangements were:

	2004 000	2003 000
Mr Watt	£128	£109
Mr Fish	$91	$90

Bob Scott, Chairman of the Remuneration Committee
23 February 2005

Directors' interests in shares

Ordinary shares

The following directors held a beneficial interest in the company's ordinary shares:

	31 December 2004	1 January 2004 or date of appointment if later
Mr Buchan	5,000	5,000
Mr Fish	11,120	11,120
Sir Fred Goodwin	64,960	64,718
Mr Hunter	1,500	1,500
Mr Koch	20,000	20,000
Mr MacHale	10,000	—
Miss Mackay	6,341	6,140
Sir George Mathewson	250,816	247,978
Mr Pell	582	582
Mr Robertson	129,632	125,139
Mr Scott	2,448	1,445
Lord Vallance	2,500	2,500
Mr Watt	58,408	7,453

No other director had an interest in the company's ordinary shares during the year.

On both 7 January 2005 and 7 February 2005, seven ordinary shares of 25p each were acquired by Sir Fred Goodwin under the Group's Buy As You Earn share scheme.

Preference shares

Lawrence Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2004 (2003 – 20,000). No other director had an interest in the preference shares during the year.

Loan notes

No director had an interest in loan notes during the year.

The company's Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe.

No director held a non-beneficial interest in the shares of the company at 31 December 2004, at 1 January 2004 or date of appointment if later.

Statement of directors' responsibilities

United Kingdom company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
23 February 2005

Contents

Independent auditors' report to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc ("the company") and its subsidiaries (together "the Group") for the year ended 31 December 2004 which comprise the accounting policies, the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and the related Notes 1 to 54. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the 'Statement of directors' responsibilities', the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the 2004 Annual Report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the 2004 Annual Report as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with the standards of the United States Public Company Accounting Oversight Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

UK opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2004 and the determination of shareholders' equity as at 31 December 2004 and 2003, to the extent summarised in Note 53 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
23 February 2005

Accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued by the British Bankers' Association and by the Finance and Leasing Association. The Statement of Recommended Practice issued by the Association of British Insurers (2003) has been followed by the insurance members of the Group; they have been consolidated in the recognised manner for banking groups, in particular, by using the embedded value method for life business. A summary of the more important accounting policies is set out below. The consolidated accounts are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 ("the Act") relating to banking groups.

The accounts of the company are prepared in accordance with section 226 of, and Schedule 4 to, the Act and, as permitted by section 230(3) of the Act, no profit and loss account is presented.

Change of accounting policy
FRS 17 'Retirement Benefits' ("FRS 17") supersedes Statement of Standard Accounting Practice 24 'Pension costs' ("SSAP24") and the Urgent Issues Task Force Abstract 6 'Accounting for post-retirement benefits other than pensions'. All the disclosure requirements of FRS 17 were adopted by the Group in its 2002 financial statements. In November 2002, the Accounting Standards Board deferred the effective date of the recognition and measurement elements of the standard to accounting periods beginning on or after 1 January 2005. The Group has, however, implemented the recognition and measurement provisions of FRS 17 in 2004 in the light of the introduction of International Financial Reporting Standards from 1 January 2005; the measurement principles in the equivalent international accounting standard (IAS 19 'Employee Benefits') are similar to those in FRS 17.

FRS 17 requires assets in a defined benefit scheme to be measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that are mutually compatible and lead to the best estimate of the future cash flows. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. The surplus/deficit in a defined benefit scheme is the excess/shortfall of the value of the assets in the scheme over/below the value of the scheme liabilities. A surplus is recognised as an asset to the extent that the employer is able to recover the surplus either through reduced contributions in the future or through refunds from the scheme. A deficit is recognised as a liability to the extent of the employer's legal or constructive obligation to fund it. The current service cost (the increase in scheme liabilities arising from employee service in the current period), past service costs (the cost of improvements to benefits for service relating to prior periods) and interest cost (the unwind of the discount on scheme liabilities) net of the expected return on scheme assets are charged to the profit and loss account. Actuarial gains and losses (changes in surpluses or deficits due to experience gains and losses and to changes in actuarial assumptions) are recognised in full in the statement of total recognised gains and losses for the period.
Under SSAP24 for the main defined benefit scheme the profit and loss account charge comprised the cost of accruing benefits for active employees and the amortisation of the surplus recognised on the acquisition of NatWest offset by a credit for the amortisation of the scheme surplus. A pension prepayment was included in the Group's balance sheet.

The effect of this change of policy on the profit and loss account has been to credit £85 million (2003 – £52 million; 2002 – £201 million) to Other operating income and to increase Administrative expenses – staff costs by £217 million (2003 – £135 million; 2002 – £112 million). Profit before tax has been reduced by £132 million (2003 – £83 million; 2002 – increased by £89 million). A deficit, net of deferred tax, of £1,901 million (2003 – £1,445 million) has been recognised on the balance sheet; Prepayments and accrued income of £1,079 million (2003 – £112 million), Other assets of £654 million (2003 – £735 million) and Accruals and deferred income of £26 million (2003 – £18 million) have been eliminated; the liability for deferred taxation has reduced by £315 million (2003 – £230 million) and the Deferred tax asset (within Other assets) has increased by £19 million (2003 – £20 million). Other provisions have decreased by £73 million (2003 – £43 million) and shareholders' funds by £3,220 million. A prior year adjustment of £2,001 million is shown in the Statement of consolidated total recognised gains and losses. The prior year adjustment comprises: the recognition of the pension deficit at 31 December 2003 of £1,414 million (£1,968 million less deferred tax of £554 million); the elimination of pension prepayments less accruals of £58 million (net of deferred tax); and the elimination of the pension surplus recognised on the acquisition of NatWest amounting to £529 million (net of deferred tax and amortisation).

1 Accounting convention and bases of consolidation
The accounts are prepared under the historical cost convention modified by the periodic revaluation of premises and certain investments. To avoid undue delay in the presentation of the Group's accounts, the accounts of certain subsidiary undertakings have been made up to 30 November. There have been no changes in respect of these subsidiary undertakings, in the period from their balance sheet dates to 31 December, that materially affect the view given by the Group's accounts.

2 Revenue recognition
Interest is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected (as described in the accounting policy on loans and advances).

Fees in respect of services are recognised as the right to consideration accrues through performance to customers. Services are in respect of financial services related products, the arrangement is generally contractual, the cost of providing this service is incurred as the service is rendered and the price is usually fixed and always determinable. The application of the Group's policy to significant fee types is outlined below.

Loan origination fees: up-front lending fees are recognised as income when receivable except where they are charged in lieu of interest or charged to cover the cost of a continuing service to the borrower, in which case they are credited to income over the life of the advance.

Commitment and utilisation fees: these are generally determined as a percentage of the outstanding used or unused facility. They are usually charged to the customer in arrears and recognised when charged.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the profit and loss account as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to income over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Securities and derivatives held for trading are recorded at fair value. Changes in fair value are recognised in dealing profits together with dividends from, and interest receivable and payable on, trading business assets and liabilities.

3 Goodwill
Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group's share of net tangible assets acquired. Goodwill arising on acquisitions of subsidiary and associated undertakings after 1 October 1998 is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods up to 20 years. Capitalised goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicate that its carrying value may not be recoverable in full. Goodwill arising on acquisitions of subsidiary and associated undertakings prior to 1 October 1998, previously charged directly against profit and loss account reserves, was not reinstated under the transitional provisions of FRS 10 'Goodwill and Intangible Assets'. It will be written back only on disposal and reflected in the calculation of the gains or losses arising.

4 Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Profit and loss accounts of overseas branches and subsidiary undertakings are translated at the average rates of exchange for the period. Exchange differences arising from the application of closing rates of exchange to the opening net assets of overseas branches and subsidiary undertakings and from restating their results from average to period-end rates are taken to profit and loss account reserves, together with exchange differences arising on related foreign currency borrowings. All other exchange differences are included in operating profit.

5 Pensions and other post-retirement benefits
The Group provides retirement benefits, in the form of pensions and healthcare plans, to eligible employees. Defined benefit scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate that equals the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit), net of related notional deferred tax. An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

The current service cost and any past service costs are charged to the profit and loss account within Administrative expenses – staff costs. The expected return on scheme assets less the unwinding of the discount on the scheme liabilities is included in Other operating income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses, net of related notional deferred tax.

6 Leases
Contracts to lease assets and hire purchase agreements are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts are classified as operating leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

7 General insurance
General insurance comprises short-duration contracts and include principally property and liability insurance contracts. Due to the nature of the products sold – retail based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

In calculating operating profit from general insurance activities, premiums (net of reinsurance premiums) are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th's basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount required over and above unearned premiums net of reinsurance, including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are deferred over the period during which the premiums are unearned. The principal acquisition costs so deferred are commissions payable, direct advertising expenditure, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date.

Claims (net of reinsurance) are recognised in the accounting period in which the loss occurs. Provision is made for the full cost (net of reinsurance) of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses.

8 Long-term life assurance business
The Group's long-term assurance business includes whole-life, guaranteed renewable term life, endowment, annuity and universal life contracts that are expected to remain in force for an extended period of time, generally five to forty years.

The value placed on the Group's long-term life assurance business comprises the net assets of the Group's life assurance subsidiaries, including its interest in the surpluses retained within the long-term assurance funds, and the present value of profits inherent in in-force policies. In calculating the value of in-force policies, future surpluses expected to emerge are estimated using appropriate assumptions as to future mortality, persistency and levels of expenses, which are then discounted at a risk-adjusted rate. Changes in this value, which is determined on a post-tax basis, are included in operating profit, grossed up at the underlying rate of taxation. Long-term assurance assets attributable to policyholders are valued on the following bases: equity shares and debt securities at market price; investment properties and loans at valuation. These assets are held in the life funds of the Group's life assurance companies, and although legally owned by them, the Group only benefits from these assets when surpluses are declared. To reflect the distinct nature of the long-term assurance assets, they are shown separately on the consolidated balance sheet, as are liabilities attributable to policyholders.

The Group has reinsured contracts that transfer significant insurance risk. Within net assets, the reinsurance cash flows are recognised when they become payable. For most contracts this effectively spreads the cost of reinsurance over the life of the reinsured contracts. In some cases, the acquisition costs are financed by the reinsurer offering a nil premium payment period. In these cases, the acquisition costs incurred on the underlying insurance contracts are compared with the benefit arising with respect to the nil premium paying period on the reinsurance contract.

9 Loans and advances
The Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record impaired loans and advances at their expected ultimate net realisable value.

Specific provisions are made against individual loans and advances that the Group no longer expects to recover in full. For the Group's portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the nature and value of any security held.

The general provision is made to cover bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is determined in the light of past experience, current economic and other factors affecting the business environment and the Group's monitoring and control procedures, including the scope of specific provisioning procedures.

Specific and general provisions are deducted from loans and advances. When there is significant doubt that interest receivable can be collected, it is excluded from the profit and loss account and credited to an interest suspense account. Loans and advances and suspended interest are written off in part or in whole when there is no realistic prospect of recovery.

10 Taxation
Provision is made for taxation at current enacted rates on taxable profits taking into account relief for overseas taxation where appropriate. Timing differences arise where gains and losses are accounted for in different periods for financial reporting purposes and for taxation purposes. Deferred taxation is accounted for in full for all such timing differences, except in relation to revaluations of fixed assets where there is no commitment to dispose of the asset, taxable gains on sales

of fixed assets that are rolled over into the tax cost of replacement assets, and unremitted overseas earnings. Deferred tax assets are only recognised to the extent that it is considered more likely than not that they will be recovered. Deferred tax amounts are not discounted.

11 Debt securities and equity shares
Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts over periods to redemption and the amortisation is included in interest receivable. Other debt securities and equity shares are carried at fair value, with changes in fair value recognised in the profit and loss account.

12 Shares in subsidiary undertakings
The company's shares in subsidiary undertakings are stated in the balance sheet of the company at directors' valuation that takes account of the subsidiary undertakings' net asset values.

13 Tangible fixed assets
Freehold and long leasehold properties are revalued on a rolling basis, each property being revalued at least every five years. Other tangible fixed assets are stated at cost less depreciation and provisions for impairment. Costs of adapting premises for the use of the Group are separately identified and depreciated.

Tangible fixed assets are depreciated to their residual value over their estimated useful economic lives on a straight-line basis, as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Assets on operating leases are depreciated over their estimated useful lives on a straight-line or reverse-annuity basis. Land has an unlimited life and is not depreciated.

Investment properties are revalued annually to open market value. No depreciation is charged on freehold investment properties, in accordance with the requirements of Statement of Standard Accounting Practice 19 'Accounting for investment properties'. This is a departure from the requirements of the Companies Act 1985 which requires all tangible fixed assets to be depreciated. Investment properties are held not for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. It is not practicable to assess estimated useful lives for investment properties, and accordingly the effect of not depreciating them cannot be reasonably quantified.

14 Derivatives
The Group enters into derivative transactions including futures, forwards, swaps and options principally in the interest rate, foreign exchange and equity markets. The accounting treatment for these instruments is dependent upon whether they are entered into for trading or non-trading (hedging) purposes.

Trading
Derivatives held for trading purposes are recognised in the accounts at fair value. Gains or losses arising from changes in fair value are included in dealing profits in the consolidated profit and loss account. Fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from current market information using appropriate pricing or valuation models. Adjustments are made to quoted market prices where appropriate to cover credit risk, liquidity risk and future operational costs. In the consolidated balance sheet, positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that give a legally enforceable right of set-off.

Non-trading
Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates or market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.

15 Sale and repurchase transactions
Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in reverse sale and repurchase transactions are not recognised in the balance sheet and the purchase price is treated as a loan. The difference between the sale price and repurchase price is accrued evenly over the life of the transaction and charged or credited to the profit and loss account as interest payable or receivable.

Consolidated profit and loss account

for the year ended 31 December 2004

	Note	2004 £m	2003* £m	2002* £m
Interest receivable				
– interest receivable and similar income arising from debt securities		1,517	1,519	1,591
– other interest receivable and similar income		15,179	12,479	11,970
Interest payable		(7,488)	(5,697)	(5,712)
Net interest income		9,208	8,301	7,849
Dividend income		79	58	58
Fees and commissions receivable		6,634	5,693	5,249
Fees and commissions payable		(1,954)	(1,337)	(965)
Dealing profits	1	1,988	1,793	1,462
Other operating income		1,855	1,650	1,410
		8,602	7,857	7,214
General insurance				
– earned premiums		5,357	3,627	2,442
– reinsurance		(413)	(504)	(489)
Non-interest income		13,546	10,980	9,167
Total income		22,754	19,281	17,016
Administrative expenses				
– staff costs**	2	5,344	4,653	4,584
– premises and equipment**		1,184	1,073	1,006
– other**		2,296	2,108	2,253
Depreciation and amortisation				
– tangible fixed assets**	20	1,107	919	895
– goodwill	19	915	763	731
Operating expenses		10,846	9,516	9,469
Profit before other operating charges		11,908	9,765	7,547
General insurance				
– gross claims		3,724	2,644	1,693
– reinsurance		(244)	(449)	(343)
Profit before provisions for bad and doubtful debts		8,428	7,570	6,197
Provisions for bad and doubtful debts	13	1,428	1,461	1,286
Amounts written off fixed asset investments		83	33	59
Profit on ordinary activities before tax	4	6,917	6,076	4,852
Tax on profit on ordinary activities	5	2,155	1,888	1,582
Profit on ordinary activities after tax		4,762	4,188	3,270
Minority interests (including non-equity)	32	250	210	133
Profit for the financial year		4,512	3,978	3,137
Preference dividends – non-equity	6	256	261	305
		4,256	3,717	2,832
Additional Value Shares dividend – non-equity	6	—	1,463	798
Profit attributable to ordinary shareholders		4,256	2,254	2,034
Ordinary dividends	7	1,837	1,490	1,267
Retained profit	34	2,419	764	767
Per 25p ordinary share:				
Basic earnings	9	138.0p	76.9p	70.6p
Additional Value Shares dividend		—	49.9p	27.7p
		138.0p	126.8p	98.3p
Goodwill amortisation		28.7p	25.0p	24.2p
Integration costs		5.8p	5.4p	23.8p
Adjusted earnings		172.5p	157.2p	146.3p
Diluted earnings	9	136.9p	76.3p	69.6p
Dividends	7	58.0p	50.3p	43.7p

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before taxation and the retained profit for the year on a historical cost basis were not materially different from the reported amounts.

* restated (see page 139)

** includes integration expenditure (see Note 4)

Consolidated balance sheet

at 31 December 2004

	Note	2004 £m	2003* £m
Assets			
Cash and balances at central banks		4,293	3,822
Items in the course of collection from other banks		2,629	2,501
Treasury bills and other eligible bills	10	6,110	4,846
Loans and advances to banks	11	58,260	51,891
Loans and advances to customers		350,229	253,392
Less: non-returnable finance	12	4,760	861
	12	345,469	252,531
Debt securities	15	91,211	79,949
Equity shares	16	2,960	2,300
Intangible fixed assets	19	17,576	13,131
Tangible fixed assets	20	16,294	13,927
Settlement balances		5,682	2,857
Other assets	21	22,255	17,807
Prepayments and accrued income		6,928	5,309
		579,667	450,871
Long-term assurance assets attributable to policyholders	22	3,800	3,557
Total assets		583,467	454,428
Liabilities			
Deposits by banks	23	99,081	67,323
Items in the course of transmission to other banks		802	958
Customer accounts	24	285,062	236,963
Debt securities in issue	25	58,960	41,016
Settlement balances and short positions	26	32,990	21,369
Other liabilities	27	26,152	20,584
Accruals and deferred income		15,588	13,155
Post-retirement benefit liabilities	3	1,901	1,445
Provisions for liabilities and charges			
– deferred taxation	28	2,873	2,036
– other provisions	29	198	213
Subordinated liabilities			
– dated loan capital	30	11,013	9,312
– undated loan capital including convertible debt	31	9,353	7,686
Minority interests			
– equity		158	(11)
– non-equity	32	3,671	2,724
Called up share capital	33	822	769
Share premium account	34	12,964	8,175
Merger reserve	34	10,307	10,881
Other reserves	34	457	419
Revaluation reserve	34	92	7
Profit and loss account	34	7,223	5,847
Shareholders' funds			
– equity		27,345	23,175
– non-equity	34	4,520	2,923
		579,667	450,871
Long-term assurance liabilities attributable to policyholders	22	3,800	3,557
Total liabilities		583,467	454,428
Memorandum items			
Contingent liabilities	41	16,093	14,864
Commitments (standby facilities, credit lines and other)	41	180,777	139,693

* restated (see page 139)

The accounts were approved by the Board of directors on 23 February 2005 and signed on its behalf by:

Sir George Mathewson
Chairman

Sir Fred Goodwin
Group Chief Executive

Fred Watt
Group Finance Director

Statement of consolidated total recognised gains and losses

for the year ended 31 December 2004

	2004 £m	2003* £m	2002* £m
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Actuarial (losses)/gains	(1,598)	69	(2,392)
Current tax relief	56	—	—
Deferred tax asset/(liability)	408	(33)	700
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)
Currency translation adjustments and other movements	(399)	48	37
Revaluation of premises	56	(69)	(33)
Other recognised (losses)/gains	(343)	(21)	4
Total recognised gains and losses in the year	2,779	2,269	346
Prior year adjustment arising from the implementation of FRS 17	(2,001)		
Total recognised gains and losses since 31 December 2003	778		

Reconciliation of movements in consolidated shareholders' funds

for the year ended 31 December 2004

	2004 £m	2003* £m	2002* £m
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Ordinary dividends	(1,837)	(1,490)	(1,267)
Retained profit for the year	2,419	764	767
Issue of ordinary and preference shares	4,603	775	560
Conversion of exchangeable undated loan capital	460	—	—
Redemption of preference shares	—	(364)	(600)
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)
Own shares held in relation to employee share scheme	(7)	—	—
Goodwill previously written off to reserves	—	40	—
Other recognised gains and losses	(343)	(21)	4
Currency translation adjustment on share premium account	(231)	(203)	(283)
Net increase/(decrease) in shareholders' funds	5,767	1,027	(1,244)
Opening shareholders' funds as previously reported	28,099	27,052	26,668
Prior year adjustment arising from the implementation of FRS 17	(2,001)	(1,981)	(353)
Opening shareholders' funds as restated	26,098	25,071	26,315
Net increase/(decrease) in shareholders funds	5,767	1,027	(1,244)
Closing shareholders' funds	31,865	26,098	25,071

* restated (see page 139)

Consolidated cash flow statement

for the year ended 31 December 2004

	Note	2004 £m	2004 £m	2003 £m	2003 £m	2002 £m	2002 £m
Net cash inflow from operating activities	43		6,307		19,708		13,737
Dividends received from associated undertakings			9		9		1
Returns on investments and servicing of finance							
Preference dividends paid		(253)		(269)		(317)	
Additional Value Shares dividend paid		—		(1,463)		(798)	
Dividends paid to minority shareholders in subsidiary undertakings		(204)		(130)		(112)	
Interest paid on subordinated liabilities		(613)		(557)		(674)	
Net cash outflow from returns on investments and servicing of finance			(1,070)		(2,419)		(1,901)
Taxation							
UK tax paid		(812)		(933)		(833)	
Overseas tax paid		(582)		(521)		(274)	
Net cash outflow from taxation			(1,394)		(1,454)		(1,107)
Capital expenditure and financial investment							
Purchase of investment securities		(41,790)		(44,861)		(32,701)	
Sale and maturity of investment securities		43,022		41,805		26,072	
Purchase of tangible fixed assets		(4,354)		(5,017)		(3,367)	
Sale of tangible fixed assets		1,596		1,108		811	
Net cash outflow from capital expenditure and financial investment			(1,526)		(6,965)		(9,185)
Acquisitions and disposals							
Purchase of businesses and subsidiary undertakings (net of cash acquired)	44	(7,648)		(1,748)		(308)	
Investment in associated undertakings		(48)		(2)		(2)	
Sale of subsidiary and associated undertakings (net of cash sold)	45	22		179		29	
Net cash outflow from acquisitions and disposals			(7,674)		(1,571)		(281)
Ordinary equity dividends paid			(1,235)		(772)		(729)
Net cash (outflow)/inflow before financing			(6,583)		6,536		535
Financing							
Proceeds from issue of ordinary share capital		2,845		184		85	
Proceeds from issue of preference share capital		1,358		—		—	
Proceeds from issue of trust preferred securities		1,075		883		1,242	
Redemption of preference share capital		—		(364)		(600)	
Issue of subordinated liabilities		4,624		3,817		2,157	
Repayment of subordinated liabilities		(718)		(336)		(202)	
Increase/(decrease) in minority interests		185		(56)		29	
Net cash inflow from financing			9,369		4,128		2,711
Increase in cash	48		2,786		10,664		3,246

Balance sheet – the company

at 31 December 2004

	Note	2004 £m	2003 £m
Fixed assets			
Investments:			
Shares in Group undertakings	17	36,870	32,354
Loans to Group undertakings	18	4,101	4,554
		40,971	36,908
Current assets			
Debtors:			
Due by subsidiary undertakings		458	238
Debtors and prepayments		174	202
		632	440
Creditors			
Amounts falling due within one year:			
Due to banks		66	71
Dated loan capital	30	40	40
Debt securities in issue		1,608	1,877
Other creditors		247	217
Proposed final dividend	7	1,308	1,059
		3,269	3,264
Net current liabilities		(2,637)	(2,824)
Total assets less current liabilities		38,334	34,084
Creditors			
Amounts falling due beyond one year:			
Loans from subsidiary undertakings		162	186
Dated loan capital	30	4,810	3,714
Undated loan capital including convertible debt	31	1,085	1,639
		6,057	5,539
Capital and reserves			
Called up share capital	33	822	769
Share premium account	34	12,964	8,175
Other reserves	34	156	156
Revaluation reserve	34	14,970	16,857
Profit and loss account	34	3,365	2,588
Shareholders' funds			
– equity		27,757	25,622
– non-equity	34	4,520	2,923
		38,334	34,084

The accounts were approved by the Board of directors on 23 February 2005 and signed on its behalf by:

Sir George Mathewson
Chairman

Sir Fred Goodwin
Group Chief Executive

Fred Watt
Group Finance Director

1 Dealing profits

	2004 £m	2003* £m	2002* £m
Foreign exchange (1)	616	540	447
Securities			
Equities (2)	36	24	18
Debt (3)	811	774	644
Interest rate derivatives (4)	525	455	353
	1,988	1,793	1,462

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities and exclude direct costs and administrative expenses.

Notes:

(1) Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.

(2) Includes equities, equity derivatives, commodity contracts and related hedges and funding.

(3) Includes debt securities and related hedges and funding.

(4) Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Administrative expenses – staff costs

	2004 £m	2003* £m	2002* £m
Wages, salaries and other staff costs	4,543	3,997	4,001
Social security costs	295	248	239
Pension costs (see Note 3)	506	408	344
	5,344	4,653	4,584

* restated (see page 139)

The average number of persons employed by the Group during the year, excluding temporary staff, was 133,300 (2003 – 119,500; 2002 – 113,500).

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group's finances. In addition to the main scheme, The Royal Bank of Scotland Group Pension Fund, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the profit and loss account over the average remaining future service lives of the eligible employees. The amounts are not material.

The total pension costs for the Group were as follows:

Amount charged to profit and loss account	Main UK scheme £m	Other schemes £m	2004 Total £m	2003 Total £m	2002 Total £m
Expected return on pension scheme assets	(840)	(82)	(922)	(826)	(988)
Interest on pension scheme liabilities	759	78	837	774	787
Net return credited to other operating income	(81)	(4)	(85)	(52)	(201)
Current service cost	400	51	451	371	322
Past service cost	—	11	11	—	3
Net pension cost defined benefit schemes	319	58	377	319	124
Defined contribution schemes and other retirement benefits	—	44	44	37	19
Total net pension costs	319	102	421	356	143

The total net pension costs are included in the profit and loss account as follows:	2004 £m	2003 £m	2002 £m
Other operating income	(85)	(52)	(201)
Staff costs – pension costs (see Note 2)	506	408	344
Total net pension costs	421	356	143

For the purposes of FRS 17, interim valuations of the Group's schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	2004		2003		2002	
	Main UK scheme	Other Group schemes*	Main UK scheme	Other Group schemes*	Main UK scheme	Other Group schemes*
Rate of increase in salaries (per annum)	3.95%	3.6%	3.95%	3.8%	3.50%	3.2%
Rate of increase in pensions in payment (per annum)	2.70%	2.5%	2.70%	2.3%	2.25%	1.7%
Discount rate (per annum)	5.40%	5.2%	5.60%	5.8%	5.75%	5.8%
Inflation assumption (per annum)	2.70%	2.5%	2.70%	2.1%	2.25%	1.7%

* weighted average

The assets and liabilities of the schemes were as follows:

	2004		2003		2002	
	Main UK scheme £m	Other Group schemes £m	Main UK scheme £m	Other Group schemes £m	Main UK schemes £m	Other Group schemes £m
Equities	7,713	777	7,621	686	7,161	610
Bonds	2,238	244	3,818	276	3,298	260
Other	3,647	208	383	103	223	140
Total market value of assets	13,598	1,229	11,822	1,065	10,682	1,010
Present value of scheme liabilities	(16,051)	(1,626)	(13,594)	(1,261)	(12,418)	(1,130)
Net deficit in the schemes	(2,453)	(397)	(1,772)	(196)	(1,736)	(120)
Deferred tax asset	905	78	532	22	521	20
Net pension deficit	(1,548)	(319)	(1,240)	(174)	(1,215)	(100)
Other unfunded liabilities (net)	—	(34)	—	(31)	—	(26)
Post-retirement benefit liabilities	(1,548)	(353)	(1,240)	(205)	(1,215)	(126)

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2004 were equities 8.1%, gilts 4.5%, other bonds 5.4%, property 6.3% and cash and other assets 4.6% (2003 – equities 8.4%, gilts 4.8%, other bonds 5.6%, property 6.6% and cash and other assets 4.9%; 2002 – equities 8.4%, gilts 4.5%, other bonds 5.75%, property 6.5% and cash 4.5%).

Amount recognised in the statement of consolidated total recognised gains and losses	2004 £m	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	411	872	(2,645)
Experience gains and losses arising on scheme liabilities	(631)	7	(25)
Changes in assumptions underlying the present value of scheme liabilities	(1,378)	(810)	278
Actuarial (losses)/gains	(1,598)	69	(2,392)
Current tax relief	56	—	—
Deferred tax asset/(liability)	408	(33)	700
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)

Movement in pension schemes (deficits)/surpluses during the year	2004 Total £m	2003 Total £m	2002 Total £m
(Deficit)/surplus in the pension schemes at 1 January	(1,968)	(1,856)	492
Movement in year:			
Current service cost	(451)	(371)	(322)
Past service cost	(11)	—	(3)
Contributions	1,145	139	167
Other operating income	85	52	201
Actuarial (losses)/gains	(1,598)	69	(2,392)
Acquisition of subsidiaries	(32)	—	—
Exchange and other movements	(20)	(1)	1
Deficit in schemes at 31 December	(2,850)	(1,968)	(1,856)
Deferred tax asset	983	554	541
Net pension deficit	(1,867)	(1,414)	(1,315)
Other unfunded liabilities (net)	(34)	(31)	(26)
Post-retirement benefit liabilities	(1,901)	(1,445)	(1,341)

Following the latest formal valuation carried out by independent actuaries as at 31 March 2004, the contribution rate with effect from 1 April 2004 for the main UK scheme is 21.5% of pensionable salaries (2003 and 2002 – 6.8% based on the valuation as at 31 March 2001). Contributions for 2004 include a lump sum of £750 million paid into the Main Fund in addition to the monthly contributions.

3 Pension costs *(continued)*

History of experience gains and losses	2004 £m	2003 £m	2002 £m
Difference between expected and actual return on scheme assets:			
Amount	411	872	(2,645)
Percentage of scheme assets	2.8%	6.8%	(22.6%)
Experience gains and losses on scheme liabilities:			
Amount	(631)	7	(25)
Percentage of the present value of scheme liabilities	(3.6%)	—	(0.2%)
Total amount recognised in the statement of total recognised gains and losses:			
Amount	(1,598)	69	(2,392)
Percentage of the present value of scheme liabilities	(9.0%)	0.5%	(17.7%)

4 Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after taking account of the following:

		2004 £m	2003 £m	2002 £m
Income	Aggregate amounts receivable under finance leases, hire purchase and conditional sale contracts	1,345	1,161	1,342
	Aggregate amounts receivable under operating leases	1,103	939	811
	Profit on disposal of investment securities	167	172	85
	Share of associated undertakings' net profit	35	12	2
Expenses	Operating lease rentals of premises	338	321	255
	Operating lease rentals of computers and other equipment	15	13	16
	Finance charges on leased assets	13	8	23
	Interest on subordinated liabilities	681	551	659
	Integration expenditure* relating to:			
	– acquisition of NatWest	—	143	810
	– other acquisitions	269	86	147
* Integration expenditure comprises:				
	Staff costs	113	125	530
	Premises and equipment	34	31	127
	Other administrative expenses	120	73	298
	Depreciation	2	—	2
		269	229	957

Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:

	2004 £m	2003 £m
Audit services		
– Statutory audit	8.2	7.2
– Audit related regulatory reporting	1.1	0.6
	9.3	7.8
Further assurance services	3.0	5.7
Tax services		
– Compliance services	0.2	0.1
– Advisory services	0.2	0.5
	0.4	0.6
Other services	3.0	0.7
Total	15.7	14.8

The auditors' remuneration for statutory audit work for the company was £0.1 million (2003 – £0.1 million). Non-audit fees paid to the auditors and their associates in the UK was £6.4 million (2003 – £6.2 million).

5 Tax on profit on ordinary activities

	2004 £m	2003 £m	2002 £m
Current taxation:			
UK corporation tax charge for the year at 30%	1,305	1,095	909
Over provision in respect of prior periods	(66)	(66)	(13)
Relief for overseas taxation	(212)	(211)	(26)
	1,027	818	870
Overseas taxation:			
Current year charge	786	538	370
Over provision in respect of prior periods	(102)	(11)	(2)
	1,711	1,345	1,238
Share of associated undertakings	11	2	2
Current tax charge for the year	1,722	1,347	1,240
Deferred taxation:			
Origination and reversal of timing differences	482	576	398
Over provision in respect of prior periods	(49)	(35)	(56)
Tax charge for the year	2,155	1,888	1,582

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2004 £m	2003 £m	2002 £m
Expected tax charge	2,075	1,823	1,456
Goodwill amortisation	241	200	183
Contributions to employee share schemes	(32)	(35)	(40)
Non-deductible items	227	248	179
Non-taxable items	(251)	(207)	(188)
Capital allowances in excess of depreciation	(415)	(626)	(340)
Taxable foreign exchange movements	(10)	5	4
Foreign profits taxed at other rates	49	26	2
Unutilised losses brought forward and carried forward	6	(15)	—
Current taxation adjustments relating to prior periods	(168)	(77)	(15)
Current tax charge for the year	1,722	1,342	1,241
Deferred taxation:			
Origination and reversal of timing differences	482	581	397
Adjustments in respect of prior periods	(49)	(35)	(56)
Actual tax charge	2,155	1,888	1,582

The following factors may affect future tax charges:

(1) No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.

(2) Deferred tax assets of £110 million (2003 – £127 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

(3) The fair values of certain financial assets are disclosed in Note 40. The tax that could be payable if these assets were disposed of at the values shown is estimated at £910 million (2003 – £561 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.

(4) Freehold and long leasehold properties are revalued (see Note 20). No provision has been made for deferred tax on gains recognised on revaluing Group properties except where there is a commitment to sell the asset and any taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £129 million (2003 – £109 million), including tax on rolled over gains (see (5) below). No such tax is expected to be payable in the foreseeable future.

(5) No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £16 million (2003 – £68 million).

6 Preference and Additional Value Shares dividends

	2004 £m	2003 £m	2002 £m
Non-cumulative preference shares of US$0.01	105	99	141
Non-cumulative convertible preference shares of US$0.01	90	100	108
Non-cumulative convertible preference shares of €0.01	33	37	32
Non-cumulative preference shares of €0.01	4	—	—
Non-cumulative convertible preference shares of £0.25	—	—	1
Non-cumulative convertible preference shares of £0.01	15	15	15
11% cumulative preference shares of £1 (1)	—	—	—
5.5% cumulative preference shares of £1 (2)	—	—	—
Appropriation for premium payable on redemption and issue costs	9	10	8
Total preference dividends	256	261	305
Additional Value Shares	—	1,463	798
Total non-equity dividends	256	1,724	1,103

Notes:

(1) Dividends for the year ended 31 December 2004 amounted to £55,000 (2003 and 2002 – £55,000).

(2) Dividends for the year ended 31 December 2004 amounted to £22,000 (2003 and 2002 – £22,000).

7 Ordinary dividends

	2004 p per share	2003 p per share	2002 p per share	2004 £m	2003 £m	2002 £m
Interim	16.8	14.6	12.7	529	431	368
Proposed final	41.2	35.7	31.0	1,308	1,059	899
Total dividends on equity shares	58.0	50.3	43.7	1,837	1,490	1,267

8 Profit dealt with in the accounts of the company

Of the profit attributable to shareholders, £2,878 million (2003 – £2,619 million; 2002 – £1,955 million) has been dealt with in the accounts of the company.

9 Earnings per ordinary share

The earnings per share are based on the following:

	2004 £m	2003 £m	2002 £m
Earnings:			
Profit attributable to ordinary shareholders	4,256	2,254	2,034
Add back dividends on dilutive convertible non-equity shares	66	—	—
Diluted earnings attributable to ordinary shareholders	4,322	2,254	2,034
		Number of shares – millions	
Number of ordinary shares:			
Weighted average number of ordinary shares in issue during the year	3,085	2,931	2,881
Effect of dilutive share options and convertible non-equity shares	73	22	43
Diluted weighted average number of ordinary shares during the year	3,158	2,953	2,924

10 Treasury bills and other eligible bills

	2004 £m	2003 £m
Treasury bills and similar securities	5,538	3,917
Other eligible bills	572	929
	6,110	4,846
Banking business	3,189	2,977
Trading business	2,921	1,869

Treasury and other eligible bills are principally of short-term maturity and their market value is not materially different from carrying value.

11 Loans and advances to banks

	2004 £m	2003 £m
Repayable on demand	19,430	17,115
Remaining maturity		
– three months or less	26,112	25,525
– one year or less but over three months	11,902	8,357
– five years or less but over one year	266	422
– over five years	556	479
	58,266	51,898
Specific bad and doubtful debt provisions	(6)	(7)
	58,260	51,891
Banking business	22,354	21,358
Trading business	35,906	30,533

12 Loans and advances to customers

	2004 £m	2003 £m
On demand or short notice	51,234	24,847
Remaining maturity		
– three months or less	89,784	64,281
– one year or less but over three months	38,461	27,465
– five years or less but over one year	53,543	40,908
– over five years	116,669	98,952
	349,691	256,453
General and specific bad and doubtful debt provisions	(4,222)	(3,922)
	345,469	252,531
Banking business	283,233	223,456
Trading business	62,236	29,075
Amounts above include:		
Subordinated advances	220	73
Amounts receivable under finance leases	9,968	8,405
Amounts receivable under hire purchase and conditional sale agreements	6,358	5,935

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £5,937 million (2003 – £6,361 million).

The Group's exposure to risk from its lending activities is widely diversified both geographically and industrially. Lending to the services sector, house mortgage lending, loans to financial institutions, other personal loans and lending to property companies exceeded 10% of total loans and advances to customers (before provisions).

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 20).

	Year in which the residual value will be recovered				
2004	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases					
Transportation	69	387	1,260	2,603	4,319
Cars and light commercial vehicles	405	141	117	—	663
Other	14	19	65	11	109
Finance leases	34	33	70	355	492
At 31 December 2004	522	580	1,512	2,969	5,583

	Year in which the residual value will be recovered				
2003	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases					
Transportation	548	198	481	2,344	3,571
Cars and light commercial vehicles	313	128	120	—	561
Other	11	21	54	96	182
Finance leases	62	21	85	158	326
At 31 December 2003	934	368	740	2,598	4,640

Linked presentation

(i) Leveraged leases – as part of the purchase of Charter One, the Group acquired a portfolio of lease receivables that qualify as leveraged leases under US GAAP. Leveraged leases involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. The Group is not obliged, and does not intend, to support losses that may be suffered by these third-party providers of funding. They have agreed in writing that they will be paid, as to interest and principal, only out of lease cash flows. At 31 December 2004, the gross value of leveraged leases amounted to £1,897 million and non-recourse financing received was £1,502 million. During the year the Group recognised net income of £13 million comprising interest receivable of £35 million less interest payable and other expenses of £22 million.

(ii) Mortgage securitisations – following the acquisition of First Active in 2004, the Group is party to a number of mortgage securitisations that qualify for linked presentation. Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. There are no arrangements for the Group to repurchase the mortgages. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the mortgage loans and their underlying security. The Group has entered into arm's length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. At 31 December 2004, mortgages of £1,519 million are subject to non-recourse finance of £1,479 million. During the year the Group recognised net income of £26 million comprising interest receivable of £72 million less interest payable and other expenses of £46 million.

(iii) Securitisation of housing association loans – the Group has arranged the securitisation of housing association loans. The loans were acquired by special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating and fixed rate notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the loans and their underlying security. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. At 31 December 2004, gross loans amounted to £1,412 million (2003 – £1,450 million) and notes held by third parties were £1,012 million (2003 – £861 million). During the year the Group recognised net income of £37 million (2003 – £39 million; 2002 – £40 million) comprising interest receivable of £116 million (2003 – £119 million; 2002 – £118 million) less interest payable and other expenses of £79 million (2003 – £80 million; 2002 – £78 million).

(iv) Mortgage banking activities - the Group sells originated mortgage loans to US Agencies in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group's exposure is restricted to the amount of the recourse and the transaction qualifies for the linked presentation. At 31 December 2004 mortgages amounting to £472 million had been sold with recourse and the related securities sold. Recourse is limited to a maximum of £6 million. No amounts were recognised in the profit and loss account except for income from the servicing of the mortgages.

(v) Loan transfer – during 2004, loans originated by the Group and another bank were transferred to a special purpose vehicle which funded the purchase through the issue of notes. The Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. There are no arrangements for the Group to repurchase the loan. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the loans. At 31 December 2004, the gross loan amounted to £301 million and the non-recourse financing of £301 million. Gross and net income in 2004 were less than £1 million.

13 Provisions for bad and doubtful debts

	Specific £m	General £m	2004 Total £m	Specific £m	General £m	2003 Total £m
At 1 January	3,363	566	3,929	3,330	597	3,927
Currency translation and other adjustments	(22)	(76)	(98)	(23)	(39)	(62)
Acquisition of subsidiary	222	68	290	44	6	50
Amounts written off	(1,468)	—	(1,468)	(1,519)	—	(1,519)
Recoveries of amounts written off in previous periods	147	—	147	72	—	72
Charge to profit and loss account	1,412	16	1,428	1,459	2	1,461
At 31 December	3,654	574	4,228	3,363	566	3,929

14 Interest in suspense

In certain cases, interest may be charged to a customer's account but, because its recoverability is in doubt, not recognised in the Group's consolidated profit and loss account. Such interest is held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

	2004 £m	2003 £m
Loans and advances on which interest is being placed in suspense:		
– before specific provisions	2,558	1,938
– after specific provisions	1,203	930
Loans and advances on which interest is not being applied:		
– before specific provisions	2,225	2,494
– after specific provisions	850	980

15 Debt securities

	2004 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2004 Valuation £m	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m
Investment securities:								
UK government	760	2	(22)	740	1,516	1	(5)	1,512
Other government	14,138	85	(44)	14,179	12,442	101	(105)	12,438
Other public sector bodies	309	1	—	310	422	4	—	426
Bank and building society	9,319	3	(4)	9,318	11,690	4	(7)	11,687
Other issuers	10,537	78	(285)	10,330	15,464	130	(302)	15,292
	35,063	169	(355)	34,877	41,534	240	(419)	41,355
Other debt securities:								
UK government	1,502			1,502	1,246			1,246
Other government	12,457			12,457	10,819			10,819
Other public sector bodies	37			37	36			36
Bank and building society	604			604	407			407
Other issuers	41,548			41,548	25,907			25,907
	56,148			56,148	38,415			38,415
	91,211			91,025	79,949			79,770
Due within one year	18,060				16,943			
Due one year and over	73,151				63,006			
	91,211				79,949			
Investment securities:								
Listed	25,201			25,198	33,067			33,001
Unlisted	9,862			9,679	8,467			8,354
	35,063			34,877	41,534			41,355
Other debt securities:								
Listed	28,714			28,714	16,307			16,307
Unlisted	27,434			27,434	22,108			22,108
	91,211			91,025	79,949			79,770
Banking business	36,485				42,374			
Trading business	54,726				37,575			
Amounts above include:								
Subordinated debt securities	664				890			
Unamortised discounts less premiums on investment securities	1				3			

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:

	Cost £m	Discounts and premiums £m	Provisions £m	Book value £m
At 1 January 2004	41,440	216	(122)	41,534
Currency translation and other adjustments	(1,610)	(18)	2	(1,626)
Additions	41,217	—	—	41,217
Acquisition of subsidiaries	4,013	(6)	—	4,007
Maturities and disposals	(42,529)	(48)	10	(42,567)
Provisions made net of write backs	—	—	(71)	(71)
Transfers to other debt securities	(7,429)	6	1	(7,422)
Amortisation of discounts and premiums	—	(9)	—	(9)
Amounts written off	(16)	—	16	—
At 31 December 2004	35,086	141	(164)	35,063

The following table categorises the Group's investment debt securities by maturity and yield (based on weighted averages) at 31 December 2004:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total	
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
UK government	61	8.2	489	5.9	184	5.7	26	2.5	760	5.9
US treasury and other US government	254	1.4	326	2.2	944	2.6	11,185	3.0	12,709	3.0
Other government	442	1.7	617	3.9	314	3.8	4	5.7	1,377	3.2
Securities issued by the states of the US	—	—	18	4.9	16	4.1	18	3.4	52	4.1
Other public sector bodies	99	1.0	8	4.6	202	2.0	—	—	309	1.7
Corporate debt securities	750	3.5	982	3.8	227	4.0	224	4.9	2,183	3.8
Mortgage-backed securities	12	2.5	211	7.0	1,168	3.4	3,473	4.1	4,864	4.1
Bank and building society	8,158	5.2	1,089	3.4	44	5.0	28	5.3	9,319	5.0
Other	1,768	4.0	1,421	5.4	221	2.5	80	2.1	3,490	4.5
Total book value	11,544	4.6	5,161	4.4	3,320	3.2	15,038	3.3	35,063	3.9
Total fair value	11,297		5,201		3,288		15,091		34,877	

Gross gains of £101 million (2003 – £158 million) and gross losses of £30 million (2003 – £47 million) were realised on the sale and redemption of investment debt securities.

16 Equity shares

	2004 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2004 Valuation £m	2003 Book value £m	Gross unrecognised gains £m	Gross unrecognised losses £m	2003 Valuation £m
Investment securities:								
Listed	1,213	356	(78)	1,491	1,157	350	(88)	1,419
Unlisted	1,227	169	(5)	1,391	664	174	(19)	819
	2,440	525	(83)	2,882	1,821	524	(107)	2,238
Other securities:								
Listed	519	—	—	519	465	—	—	465
Unlisted	1	—	—	1	14	—	—	14
	2,960	525	(83)	3,402	2,300	524	(107)	2,717
Banking business	2,474				1,872			
Trading business	486				428			

The cost of securities carried at market value is not disclosed because it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost £m	Provisions £m	Book value £m
At 1 January 2004	1,940	(119)	1,821
Currency translation and other adjustments	(61)	5	(56)
Additions	573	—	573
Acquisition of subsidiaries	381	—	381
Disposals	(288)	—	(288)
Amounts written off	(10)	10	—
Provisions made net of write backs	—	(12)	(12)
Transfers	21	—	21
At 31 December 2004	2,556	(116)	2,440

Gross gains of £96 million (2003 – £68 million) and gross losses of nil (2003 – £7 million) were realised on the sale of investment equity shares.

17 Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:

	£m
At 1 January 2004	32,354
Currency translation adjustments	(399)
Additions	6,802
Revaluation	(1,887)
At 31 December 2004	36,870

On the historical cost basis, shares in Group undertakings at 31 December 2004 would have been included at a cost of £22,301 million (2003 – £15,499 million).

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies and are all wholly-owned. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation
The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:

(1) *The company does not hold any of the NatWest preference shares in issue.*

(2) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

18 Loans to Group undertakings

Movements during the year:	£m
At 1 January 2004	4,554
Currency translation and other adjustments	(216)
Additions	350
Repayments	(587)
At 31 December 2004	4,101

19 Intangible fixed assets

Goodwill	£m
Cost:	
At 1 January 2004	15,758
Currency translation and other adjustments	(558)
Arising on acquisitions during the year	5,899
Disposals	(20)
At 31 December 2004	21,079
Amortisation:	
At 1 January 2004	2,627
Currency translation and other adjustments	(35)
Charge for the year	915
Disposals	(4)
At 31 December 2004	3,503
Net book value at 31 December 2004	17,576
Net book value at 31 December 2003	13,131

20 Tangible fixed assets

	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Assets on operating leases £m	Total £m
Cost or valuation:						
At 1 January 2004	5,217	1,346	655	2,911	7,548	17,677
Currency translation and other adjustments	(18)	—	(10)	(41)	(185)	(254)
Reclassifications	1	(5)	(5)	9	—	—
Acquisition of subsidiaries	152	32	41	133	487	845
Additions	589	21	212	691	2,841	4,354
Disposals and write-off of fully depreciated assets	(302)	(21)	(48)	(136)	(1,352)	(1,859)
Revaluation adjustments	16	2	—	—	—	18
At 31 December 2004	5,655	1,375	845	3,567	9,339	20,781
Consisting of:						
At valuation – 2004	2,754	1,129	—	—	—	3,883
– 2003 and prior	821	134	—	—	—	955
At cost	2,080	112	845	3,567	9,339	15,943
	5,655	1,375	845	3,567	9,339	20,781
Accumulated depreciation and amortisation:						
At 1 January 2004	407	94	250	1,805	1,194	3,750
Currency translation and other adjustments	(1)	3	(3)	(17)	(29)	(47)
Reclassifications	—	—	(2)	2	—	—
Acquisition of subsidiaries	—	5	—	14	28	47
Disposals and write-off of fully depreciated assets	(19)	(2)	(4)	(56)	(251)	(332)
Charge for the year	60	11	42	355	639	1,107
Revaluation adjustments	(19)	(19)	—	—	—	(38)
At 31 December 2004	428	92	283	2,103	1,581	4,487
Net book value at 31 December 2004	5,227	1,283	562	1,464	7,758	16,294
Net book value at 31 December 2003	4,810	1,252	405	1,106	6,354	13,927

On the historical cost basis, the Group's freehold and long leasehold premises would have been included at £6,249 million (2003 – £5,886 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of the Group's properties and therefore no additional interim valuations were required.

Properties occupied by the Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment properties and properties to be disposed of are valued to reflect Open Market Value. Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

Net book value:	2004 £m	2003 £m
Land and buildings occupied for own use	2,768	2,391
Investment properties	3,715	3,628
Properties under development	570	429
Properties to be disposed of	19	19
	7,072	6,467
Net book value of assets held under finance leases	18	90
Depreciation for the year of assets held under finance leases	2	20
Contracts for future capital expenditure not provided for in the accounts at the year end		
Premises and equipment	406	104
Assets on operating leases	196	498
	602	602

21 Other assets

	2004 £m	2003* £m
Trading derivatives (see Note 39)	17,884	14,087
Other	4,371	3,720
	22,255	17,807

*restated (see page 139)

22 Long-term assurance business

The long-term assurance assets and liabilities attributable to policyholders comprise:

	2004 £m	2003 £m
Investments	4,309	4,005
Value of in-force policies	418	413
	4,727	4,418
Long-term assurance business attributable to shareholders*	(927)	(861)
	3,800	3,557

The increase in the shareholders' interest in the long-term assurance business included in the profit and loss account is calculated as follows:

	2004 £m	2003 £m
Increase in value for the year before tax	94	73
Tax	(28)	(22)
Increase in value for the year after tax	66	51

* The value of the long-term assurance business is calculated by discounting estimated future flows of statutory profits from in-force business at a discount rate that includes a risk margin. The future flows are based on prudent assumptions about long-term economic and business experience determined with the advice of qualified actuaries. The risk margin is designed to reflect uncertainties in expected future flows.

The key assumptions used are:

	2004 %	2003 %
Risk discount rate (net of tax)	8.0	8.5
Growth of unit-linked funds (gross of tax)	6.9	6.7
Growth of non-unit-linked funds (gross of tax)	4.7	5.0
Basic tax rate	20.0	20.0
Shareholder taxation – life	30.0	30.0
Expense inflation	3.5	3.5

23 Deposits by banks

	2004 £m	2003 £m
Repayable on demand	30,279	20,995
With agreed maturity dates or periods of notice, by remaining maturity		
– three months or less	53,296	42,300
– one year or less but over three months	10,474	2,268
– five years or less but over one year	3,675	122
– over five years	1,357	1,638
	99,081	67,323
Banking business	59,399	41,061
Trading business	39,682	26,262

24 Customer accounts

	2004 £m	2003 £m
Repayable on demand	193,988	160,574
With agreed maturity dates or periods of notice, by remaining maturity		
– three months or less	66,542	64,797
– one year or less but over three months	15,502	7,608
– five years or less but over one year	7,803	3,288
– over five years	1,227	696
	285,062	236,963
Banking business	243,929	210,925
Trading business	41,133	26,038

25 Debt securities in issue

	2004 £m	2003 £m
Bonds and medium term notes, by remaining maturity		
– one year or less	7,736	2,227
– two years or less but over one year	3,034	1,063
– five years or less but over two years	3,606	3,614
– over five years	1,328	3,525
	15,704	10,429
Other debt securities in issue, by remaining maturity		
– three months or less	31,849	23,414
– one year or less but over three months	9,786	6,188
– two years or less but over one year	1,598	977
– five years or less but over two years	23	8
	43,256	30,587
	58,960	41,016
Banking business	57,200	39,899
Trading business	1,760	1,117

26 Settlement balances and short positions

	2004 £m	2003 £m
Settlement balances	4,067	2,241
Short positions:		
Debt securities – Government	24,619	16,631
– Other issuers	4,002	2,423
Treasury bills and other eligible bills	302	74
	32,990	21,369

27 Other liabilities

	2004 £m	2003 £m
Notes in circulation	1,351	1,394
Trading derivatives (see Note 39)	19,034	15,173
Current taxation	677	700
Dividends	1,357	1,105
Other liabilities	3,733	2,212
	26,152	20,584

28 Deferred taxation

Provision for deferred taxation has been made as follows:

	2004 £m	2003 £m
Deferred tax liability	2,873	2,036
Deferred tax asset (included in Note 21, Other assets)	(47)	(48)
Net deferred tax	2,826	1,988

	2004 £m	2003 £m
Short-term timing differences	(56)	(49)
Capital allowances	3,248	2,440
Bad and doubtful debt provisions	(399)	(441)
Deferred gains	33	38
Net deferred tax	2,826	1,988

Movements during the year:	£m
As previously reported	2,238
Prior year adjustment arising on implementation of FRS 17	(250)
At 1 January 2004 as restated	1,988
Currency translation and other adjustments	(66)
Acquisition of subsidiaries	514
Disposal of lease receivables	(43)
Charge to profit and loss account	433
At 31 December 2004	2,826

The deferred taxation balance at 31 December 2004 does not include any amounts in respect of the Group's post-retirement benefit liabilities which is shown on the balance sheet after deduction of a deferred taxation asset of £995 million (2003 – £566 million) (see Note 3). The opening provision for deferred taxation has been restated following implementation of FRS 17 (see page 139).

29 Other provisions

	Property(1) £m	Pensions and other similar obligations £m	Other(2) £m	Total £m
As previously reported	179	43	34	256
Prior year adjustment arising on implementation of FRS 17	—	(43)	—	(43)
At 1 January 2004 as restated	179	—	34	213
Acquisition of subsidiaries	—	—	12	12
Charge to profit and loss account	18	—	2	20
Provisions utilised	(33)	—	(14)	(47)
At 31 December 2004	164	—	34	198

Notes:

(1) The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2) Other provisions arise in the normal course of business.

30 Dated loan capital

	2004 £m	2003 £m
The company		
£200 million floating rate (minimum 5.25%) notes 2005 (1,2)	40	80
US$400 million 6.4% subordinated notes 2009 (1)	206	223
US$300 million 6.375% subordinated notes 2011 (1)	154	166
US$750 million 5% subordinated notes 2013	385	416
US$750 million 5% subordinated notes 2014 (1)	385	417
US$250 million 5% subordinated notes 2014 (1)	127	137
US$675 million 5.05% subordinated notes 2015 (issued December 2004) (3)	347	—
US$350 million 4.7% subordinated notes 2018 (1)	180	195
	1,824*	1,634*
The Royal Bank of Scotland plc		
£125 million subordinated floating rate notes 2005 (4)	125	125
£150 million 8.375% subordinated notes 2007	150	149
DEM500 million (redesignated €255 million) 5.25% subordinated notes 2008	180	180
€300 million 4.875% subordinated notes 2009	211	211
US$150 million floating rate notes 2009 (5)	—	84
£35 million floating rate step-up subordinated notes 2010	35	35
US$350 million floating rate subordinated notes 2012	181	196
€130 million floating rate subordinated notes 2012	92	92
US$500 million floating rate subordinated notes 2012	258	280
£150 million 10.5% subordinated bonds 2013 (6)	150	149
€1,000 million 6.0% subordinated notes 2013	699	700
€500 million 6.0% subordinated notes 2013	360	362
US$50 million floating rate subordinated notes 2013	26	28
€1,000 million floating rate subordinated notes 2013 (callable October 2008)	704	705
US$1,250 million floating rate subordinated notes 2014 (issued May 2004; callable July 2009) (7)	646	—
A$590 million 6.0% subordinated notes 2014 (issued October 2004; callable October 2009) (8)	238	—
A$410 million floating rate subordinated notes 2014 (issued October 2004; callable October 2009) (9)	165	—
£250 million 9.625% subordinated bonds 2015	248	248
€750 million 4.875% subordinated notes 2015	528	529
US$500 million floating rate subordinated notes 2016 (issued October 2004; callable October 2011) (10)	258	—
€500 million 4.5% subordinated notes 2016 (callable January 2011)	351	351
€100 million floating rate subordinated notes 2017	71	70
US$125.6 million floating rate subordinated notes 2020	65	70
€1,000 million 4.625% subordinated notes 2021 (issued September 2004; callable September 2016) (11)	695	—
RBSG Capital Corporation		
US$250 million 10.125% guaranteed capital notes 2004 (12)	—	140
National Westminster Bank Plc		
£100 million 12.5% subordinated unsecured loan stock 2004 (13)	—	104
US$400 million guaranteed floating rate capital notes 2005	206	223
US$1,000 million 7.375% subordinated notes 2009	513	553
US$650 million floating rate subordinated step-up notes 2009 (14)	—	366
€600 million 6.0% subordinated notes 2010	420	419
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	301	303
€500 million 5.125% subordinated notes 2011	346	341
£300 million 7.875% subordinated notes 2015	304	309
£300 million 6.5% subordinated notes 2021	296	297
Greenwich Capital Holdings, Inc.		
US$105 million subordinated loan capital 2004 floating rate notes	—	59
US$105 million subordinated loan capital 2006 floating rate notes	54	—
Charter One Financial, Inc. (15)		
US$400 million 6.375% subordinated notes 2012	226	—
First Active plc (16)		
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22	—
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	—
	11,013	9,312

	2004 £m	2003 £m
Dated loan capital in issue, by remaining maturity is repayable as follows:		
– in one year or less	371	709
– in two years or less but over one year	355	388
– in five years or less but over two years	3,035	1,337
– in more than five years	7,252	6,878
	11,013	9,312

* In addition, the company issued 1.25 million subordinated loan notes of €1,000 each in June 2002, 750,000 subordinated loan notes of US$1,000 each in December 2002, 850,000 subordinated loan notes of US$1,000 each in May 2003, 650,000 subordinated loan notes of US$1,000 each in December 2003, 1.5 million subordinated loan notes of US$1,000 each in August 2004 and 450,000 subordinated loan notes of US$1,000 each in September 2004 to subsidiaries of the Group. These loan notes are included in the company balance sheet within loan capital but are reclassified as non-equity minority interests on consolidation (see Note 32).

Notes:

(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2) Repayable in five equal annual instalments in May in each of the years 2001 to 2005.

(3) Net proceeds received US$672 million, £349 million.

(4) Repayable in whole, at the option of The Royal Bank of Scotland plc, prior to maturity, on conditions governing the respective debt obligation, including prior approval of the UK Financial Services Authority.

(5) Redeemed in October 2004.

(6) Unconditionally guaranteed by the company.

(7) Net proceeds received US$1,250 million, £698 million.

(8) Net proceeds received A$589 million, £240 million.

(9) Net proceeds received A$409 million, £167 million.

(10) Net proceeds received US$500 million, £278 million.

(11) Net proceeds received €986 million, £673 million.

(12) Redeemed in March 2004.

(13) Redeemed in July 2004.

(14) Redeemed in October 2004.

(15) Arising from acquisition of Charter One.

(16) Arising from acquisition of First Active.

(17) In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(18) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.

(19) Interest payable on the Group's floating rate dated issues is at a margin over London interbank rates. Interest on £1,450 million, US$4,425 million, €5,405 million and A$590 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

31 Undated loan capital including convertible debt

	2004 £m	2003 £m
The company		
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1,2)	181	196
US$200 million 8.5% exchangeable capital securities, Series A (callable June 2004) (1,3)	103	112
US$50 million undated 7.993% capital securities (callable November 2005) (1)	26	28
US$35 million undated 7.755% capital securities (callable December 2005) (1)	18	19
US$200 million undated 7.375% reset capital securities (callable April 2006) (1)	103	112
US$75 million floating rate perpetual capital securities (callable September 2007) (1)	39	42
US$850 million 5.75% exchangeable capital securities, Series B (4)	—	464
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,5)	615	666
	1,085	1,639
The Royal Bank of Scotland plc		
£125 million 9.25% undated subordinated step-up notes (callable April 2006)	125	125
£150 million undated subordinated floating rate step-up notes (callable March 2007)	150	150
FRF1,000 million (redesignated €152 million) 5.875% undated subordinated notes (callable October 2008)	107	107
£175 million 7.375% undated subordinated notes (callable August 2010)	174	173
£350 million 6.25% undated subordinated notes (callable December 2012)	348	348
€500 million 5.125% subordinated notes (issued July 2004; callable July 2014) (6)	350	—
€1,000 million floating rate subordinated notes (issued July 2004; callable July 2014) (7)	701	—
£500 million 6.0% subordinated notes (issued June 2004; callable September 2014) (8)	496	—
£500 million 5.125% undated subordinated notes (callable March 2016)	491	491
£200 million 9.5% undated subordinated bonds (callable August 2018) (9)	198	198
£600 million 5.5% subordinated notes (issued December 2004; callable December 2019) (10)	595	—
£500 million 6.2% undated subordinated notes (callable March 2022)	497	497
£300 million 5.625% undated subordinated notes (callable September 2026)	298	298
£200 million 5.625% undated subordinated notes (callable September 2026)	210	211
£400 million 5.625% undated subordinated notes (callable September 2026)	397	396
£350 million 5.625% undated subordinated notes (callable June 2032)	346	346
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
JPY25 billion 2.605% subordinated notes (issued November 2004; callable November 2034) (11)	126	—
National Westminster Bank Plc		
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	258	280
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	258	280
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	258	280
US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (12)	258	280
US$500 million 7.75% reset subordinated notes (callable October 2007)	255	275
€100 million floating rate undated subordinated step-up notes (callable October 2009)	71	70
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	280	280
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	329	330
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	203	203
£200 million 11.5% undated subordinated notes (callable December 2022) (13)	281	285
First Active plc (14)		
£20 million 11.75% perpetual tier two capital	24	—
IR£30 million 11.375% perpetual tier two capital	38	—
£1.3 million floating rate perpetual tier two capital	2	—
	9,353	7,686

Notes:

(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2) Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.

(3) Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the company on any interest payment date. Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company's non-cumulative preference shares of US$0.01 each.

(4) Exchanged for 34 million non-cumulative dollar preference shares of US0.01, Series L on 30 September 2004.

(5) Redeemable by the company on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events, subject to the prior approval of the UK Financial Services Authority.
Interest on the PROs is payable semi-annually in arrears at a fixed rate of 7.648% per annum until 30 September 2031 and thereafter quarterly in arrears at a variable rate of 2.5% per annum above three month dollar LIBOR. The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.

(6) Net proceeds received €496 million, £334 million.

(7) Net proceeds received €994 million, £668 million.

(8) Net proceeds received £495 million.

(9) Guaranteed by the company.

(10) Net proceeds received £595 million.

(11) Net proceeds received JPY25 billion, £127 million.

(12) Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.

(13) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(14) Arising from acquisition of First Active.

(15) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(16) Except as stated above, interest payable on Group floating rate undated issues is at a margin over London Interbank rates. Interest on £4,875 million, US$1,668 million, €1,052 million and JPY25 billion of fixed rate undated issues is swapped into floating rates at a margin over London Interbank rates.

(17) Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

32 Minority interests – non-equity

	2004 £m	2003 £m
Non-equity shares issued by NatWest:		
Non-cumulative preference shares of US$25 (1)	278	299
Non-cumulative preference shares of £1 (2)	166	166
	444	465
Non-equity shares issued by other subsidiaries:		
Non-cumulative trust preferred securities of €1,000 (3)	875	875
Non-cumulative trust preferred securities of US$1,000 (3)	2,152	1,245
Other non-equity minority interests	200	139
Total	3,671	2,724

Notes:

(1) The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of NatWest at US$25 per share.

The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 in 2005 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

(2) The £140 million 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

(3) Wholly-owned subsidiaries of the Group have issued the following non-cumulative trust preferred securities:

Issue	Number of securities in issue	Distribution rate per annum	Distribution frequency	Redemption date on or after	Redemption price per security
Trust preferred securities of €1,000	1,250,000	6.467%	Annually	30 June 2012	€1,000
Trust preferred securities of US$1,000	750,000	6.8%	Quarterly	31 March 2008	US$1,000
Trust preferred securities of US$1,000	850,000	4.709%	Semi-annually	1 July 2013	US$1,000
Trust preferred securities of US$1,000	650,000	6.425%	Semi-annually	3 January 2034	US$1,000
Trust preferred securities of US$1,000*	950,000	5.512%	Semi-annually	30 September 2014	US$1,000
Trust preferred securities of US$1,000*	1,000,000	0.80% above three month US$ LIBOR	Quarterly	30 September 2014	US$1,000

These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA, be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events.

* issued in 2004, net proceeds received US$941 million (£523 million) and US$994 (£552 million), respectively.

(4) Minority interests in the consolidated profit and loss account includes £138 million (2003 – £127 million; 2002 – £67 million) in respect of non-equity interests.

33 Share capital

	Allotted, called up and fully paid			Authorised	
	1 January 2004 £m	Issued during the year £m	31 December 2004 £m	31 December 2004 £m	31 December 2003 £m
Equity shares					
Ordinary shares of 25p	740	53	793	1,020	1,020
Non-voting deferred shares of £0.01	27	—	27	323	323
Total equity share capital	767	53	820	1,343	1,343
Non-equity shares					
Additional Value Shares of £0.01	—	—	—	27	27
Non-cumulative preference shares of US$0.01	1	—	1	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—
Cumulative preference shares of £1	1	—	1	1	1
Non-cumulative preference shares of £1	—	—	—	300	300
Total non-equity share capital	2	—	2	555	555
Total share capital	769	53	822	1,898	1,898

33 Share capital *(continued)*

Number of shares – thousands	Allotted, called up and fully paid 2004	Allotted, called up and fully paid 2003	Authorised 2004	Authorised 2003
Equity shares				
Ordinary shares of 25p	3,172,605	2,963,335	4,079,375	4,079,375
Non-voting deferred shares of £0.01	2,660,556	2,660,556	32,300,000	32,300,000
Non-equity shares				
Additional Value Shares of £0.01	—	—	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	153,000	82,000	348,500	238,500
Non-cumulative convertible preference shares of US$0.01	1,900	1,900	3,900	3,900
Non-cumulative preference shares of €0.01	1,250	—	66,000	66,000
Non-cumulative convertible preference shares of €0.01	750	750	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	1,000	1,000
Cumulative preference shares of £1	900	900	900	900
Non-cumulative preference shares of £1	—	—	300,000	300,000

Ordinary shares

The following issues of ordinary shares were made during the year to 31 December 2004:

(a) 165 million ordinary shares were placed at an issue price of £16.20 per share;

(b) 12.9 million ordinary shares following the exercise of options under the company's executive, sharesave and option 2000 schemes and a further 5.6 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company's shares following the acquisition of NatWest;

(c) 23.4 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2003 and the interim dividend for the year ended 31 December 2004; and

(d) 2.4 million ordinary shares under the company's profit sharing (share ownership) scheme.

Consideration of £2,845 million was received on the issue of ordinary shares for cash and dividends of £394 million were satisfied by the issue of shares.

During the year to 31 December 2004, options were granted over 16.7 million ordinary shares under the company's executive, sharesave and option 2000 schemes. At 31 December 2004, options granted under the company's various schemes, exercisable up to 2014 at prices ranging from 461p to 1841p per share, were outstanding in respect of 70.1 million ordinary shares.

In addition, options granted under the NatWest schemes were outstanding in respect of 1.6 million ordinary shares exercisable up to 2009 at prices ranging from 373p to 924p per share. As permitted by UITF 17 'Employee share schemes' applicable to SAYE schemes, no cost has been recognised in respect of sharesave options.

Preference shares

In August 2004, the company issued 37 million Series M non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$896 million.

In September 2004, the company exchanged all of the outstanding US$850 million 5.75% exchangeable capital securities, Series B, into 34 million Series L non-cumulative preference shares of US$0.01 each, at US$25 per share.

In November 2004, the company issued 1.25 million Series 1 non-cumulative preference shares of €0.01 each at €1,000 per share, the net proceeds being €1,225 million.

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Series	Number of shares in issue	Redemption date on or after	Redemption price per share
Non-cumulative preference shares of US$0.01	Series D	7 million	14 September 2005	US$25.00
	Series E	8 million	17 October 2006	US$25.00
	Series F	8 million	31 March 2007	US$25.00
	Series G	10 million	31 March 2003	US$25.00
	Series H	12 million	31 March 2004	US$25.00
	Series I	12 million	30 September 2004	US$25.00
	Series J	9 million	31 December 2004	US$25.00
	Series K	16 million	30 June 2006	US$25.00
	Series L	34 million	30 September 2009	US$25.00
	Series M	37 million	30 September 2009	US$25.00
Non-cumulative convertible preference shares of US$0.01	Series 1	1 million	31 March 2010	US$1,000
	Series 2	0.5 million	31 March 2005	US$1,000
	Series 3	0.4 million	31 December 2005	US$1,000
Non-cumulative convertible preference shares of €0.01	Series 1	0.75 million	31 March 2005	€1,000
Non-cumulative preference shares of €0.01	Series 1	1.25 million	31 December 2009	€1,000
Non-cumulative convertible preference shares of £0.01	Series 1	0.2 million	31 December 2010	£1,000

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert the non-cumulative convertible preference shares into ordinary shares in the company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative convertible preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and will be entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative convertible euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

34 Reserves

	2004 The Group £m	2003 The Group £m	2002 The Group £m	2004 The company £m
Share premium account				
At 1 January	8,175	7,608	7,465	8,175
Currency translation adjustments	(231)	(203)	(283)	(231)
Shares issued during the year	4,550	760	685	4,550
Conversion of exchangeable undated loan capital	460	—	—	460
Preference shares redeemed during the year	—	—	(268)	—
Other movements	10	10	9	10
At 31 December	12,964	8,175	7,608	12,964
Merger reserve				
At 1 January	10,881	11,455	12,029	—
Transfer to profit and loss account	(574)	(574)	(574)	—
At 31 December	10,307	10,881	11,455	—
Other reserves				
At 1 January	419	387	212	156
Redemption of preference shares	—	—	150	—
Transfer of increase in value of long-term life assurance business	38	32	25	—
At 31 December	457	419	387	156
Revaluation reserve				
At 1 January	7	80	113	16,857
Revaluation of interests in subsidiary undertakings	—	—	—	(1,887)
Revaluation of premises	56	(69)	(33)	—
Transfer from/(to) profit and loss account	29	(4)	—	—
At 31 December	92	7	80	14,970
Profit and loss account				
As previously reported	7,848	6,768	5,956	2,588
Prior year adjustment arising on implementation of FRS 17	(2,001)	(1,981)	(353)	—
At 1 January as restated	5,847	4,787	5,603	2,588
Currency translation adjustments and other movements	(409)	38	28	(1)
Retention for the year	2,419	764	767	785
Employee share option payments	—	—	(136)	—
Redemption of preference shares	—	(364)	(332)	—
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36	(1,692)	—
Own shares held in relation to employee share schemes	(7)	—	—	(7)
Goodwill previously written off	—	40	—	—
Transfer from merger reserve	574	574	574	—
Transfer of increase in value of long-term life assurance business	(38)	(32)	(25)	—
Transfer (to)/from revaluation reserve	(29)	4	—	—
At 31 December	7,223	5,847	4,787	3,365

The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group and written off directly against profit and loss account reserves of the Group amounted to £1,133 million at 31 December 2004.

Exchange gains of £1,024 million (2003 – £604 million) arising on foreign currency borrowings have been offset in the Group's profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves was nil (2003 – nil).

Included in the closing balances of the Group's revaluation reserves and profit and loss account at 31 December 2004 are cumulative net losses of £320 million (2003 – net gains £90 million) relating to the retranslation of opening net assets of subsidiary and associated undertakings offset by foreign currency borrowing.

At 31 December 2004, 707,247 (2003 – 790,019) ordinary shares of 25p each of the company were held by the 1992 Employee Share Trust and 63,098 (2003 – nil) ordinary shares of 25p each were held by the 2001 Employee Share Trust in respect of options under the executive option scheme and awards under the medium term performance plan.

Non-equity shareholders' funds	2004 £m	2003 £m
Non-cumulative preference shares of US$0.01	1,951	1,140
Non-cumulative convertible preference shares of US$0.01	978	1,058
Non-cumulative preference shares of €0.01	864	–
Non-cumulative convertible preference shares of €0.01	529	528
Non-cumulative convertible preference shares of £0.01	197	196
Cumulative preference shares of £1	1	1
	4,520	2,923

35 Lease commitments

The annual rental commitments of the Group under non-cancellable operating leases were as follows:

	2004		2003	
	Premises £m	Equipment £m	Premises £m	Equipment £m
Expiring within one year	10	3	7	6
Expiring between one and five years	57	12	39	9
Expiring after five years	201	45	200	1
	268	60	246	16

36 Analysis of total assets and liabilities

		2004 £m	2003 £m
Assets:	denominated in sterling	276,291	232,779
	denominated in currencies other than sterling	307,176	221,649
		583,467	454,428
Liabilities:	denominated in sterling	271,410	233,493
	denominated in currencies other than sterling	312,057	220,935
		583,467	454,428

37 Collateral given and received under repurchase transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2004 £m	2003 £m
Treasury and other eligible bills	1,593	761
Debt securities	32,129	24,231
	33,722	24,992

All of the above securities could be resold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £91.4 billion (2003 – £57.7 billion), of which £85.1 billion (2003 – £53.6 billion) had been resold or repledged as collateral for the Group's own transactions.

38 Assets charged as security for liabilities

Assets charged as security for liabilities	2004 £m	2003 £m
Loans and advances to customers	11,509	1,196
Debt securities	4,344	2,628
Tangible fixed assets	1,268	1,162
Loans to banks	—	73
Other	—	53
	17,121	5,112

Included above are assets pledged with overseas government agencies and banks, and margin deposits placed with exchanges.

Liabilities secured by charges on assets	2004 £m	2003 £m
Deposits by banks	5,628	3,000
Customer accounts	2,001	92
Debt securities in issue	1,522	1,550
	9,151	4,642

39 Derivatives

In the normal course of business, the Group enters into a variety of derivative transactions principally in the foreign exchange and interest rate markets. These are used to provide financial services to customers and to take, hedge and modify positions as part of trading activities. Derivatives are also used to hedge or modify risk exposures arising on the balance sheet from a variety of activities including lending and securities investment.

The principal types of derivative contracts into which the Group enters are described below.

Swaps

These are over-the-counter ("OTC") agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The Group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies. Equity and commodity swaps exchange interest for the return on an equity or commodity, or equity or commodity index.

Options

Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. The Group principally buys and sells currency and interest rate options.

Futures and forwards

Short-term interest rate futures, bond futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the Group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral

The Group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling the Group to make a claim for current and future liabilities.

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)
Replacement cost indicates the Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The net replacement cost of internal trades is not included as there is no credit risk associated with them.

	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2004 Total £m	Within one year £m	One to two years £m	Two to five years £m	Over five years £m	2003 Total £m
Before netting:										
Exchange rate contracts	21,812	2,369	3,045	2,018	29,244	22,315	2,245	2,028	1,575	28,163
Interest rate contracts	6,781	7,447	17,501	27,304	59,033	8,440	7,401	17,462	21,671	54,974
Credit derivatives	—	15	92	157	264	11	7	85	169	272
Equity and commodity contracts	623	130	675	13	1,441	102	590	319	9	1,020
	29,216	9,961	21,313	29,492	89,982	30,868	10,243	19,894	23,424	84,429
Banks and investment firms					70,501					70,421
Others					19,481					14,008
					89,982					84,429

At 31 December 2004, the potential credit risk exposure, which is after netting and allowing for collateral received, of the Group's trading and non-trading derivatives, was £6,290 million (2003 – £5,405 million) to banks and investment firms and £7,900 million (2003 - £5,985 million) to other counterparties.

Exchange traded contracts are excluded from the above table. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives
The following table shows the fair values of instruments in the derivatives trading portfolio:

	2004 End of period fair value		2003 End of period fair value	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Exchange rate contracts:				
Spot, forwards and futures	17,133	18,566	18,299	20,325
Currency swaps	6,281	6,314	5,183	4,944
Options purchased	5,797	—	4,620	—
Options written	—	5,324	—	4,295
	29,211	30,204	28,102	29,564
Interest rate contracts:				
Interest rate swaps	55,001	55,360	50,838	50,744
Options purchased	3,168	—	2,799	—
Options written	—	3,274	—	2,829
Futures and forwards	475	479	629	639
	58,644	59,113	54,266	54,212
Credit derivatives	264	285	273	155
Equity and commodity contracts	1,274	941	924	720
	89,393	90,543	83,565	84,651
Netting	(71,509)	(71,509)	(69,478)	(69,478)
	17,884	19,034	14,087	15,173
Average fair values (before netting):				
Exchange rate contracts	20,050	21,193	18,967	19,619
Interest rate contracts	55,548	56,258	65,676	65,977
Credit derivatives	219	177	365	133
Equity and commodity contracts	1,325	920	877	624
	77,142	78,548	85,885	86,353

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day's variation margin.

39 Derivatives *(continued)*

The following table analyses, by maturity and contract type, the notional principal amounts of the Group's trading derivatives:

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2004 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn
Exchange rate contracts:										
Spot, forwards and futures	707.5	27.7	10.4	0.5	746.1	616.8	24.9	7.2	0.2	649.1
Currency swaps	49.5	31.1	54.3	42.7	177.6	43.5	26.0	43.4	33.3	146.2
Options purchased	214.9	13.1	13.1	1.7	242.8	156.1	10.5	4.1	1.0	171.7
Options written	223.1	19.2	12.3	1.6	256.2	164.7	8.5	3.4	1.1	177.7
	1,195.0	91.1	90.1	46.5	1,422.7	981.1	69.9	58.1	35.6	1,144.7
Interest rate contracts:										
Interest rate swaps	1,797.1	977.9	1,236.9	926.9	4,938.8	1,555.8	675.6	960.8	630.1	3,822.3
Options purchased	74.4	55.4	89.2	77.3	296.3	91.1	34.2	49.3	50.4	225.0
Options written	78.6	52.0	82.5	74.0	287.1	48.0	36.6	47.0	48.5	180.1
Futures and forwards	823.9	199.9	67.0	—	1,090.8	865.3	159.3	55.3	0.5	1,080.4
	2,774.0	1,285.2	1,475.6	1,078.2	6,613.0	2,560.2	905.7	1,112.4	729.5	5,307.8
Credit derivatives	5.1	4.1	32.3	17.7	59.2	7.1	1.7	11.9	7.8	28.5
Equity and commodity contracts	24.3	7.5	11.4	0.2	43.4	20.4	5.3	8.2	0.2	34.1

Non-trading derivatives

The Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in the Group or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2004 Fair value		2004 Book value		2003 Fair value		2003 Book value	
	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m	Positive £m	Negative £m
Exchange rate contracts:								
Spot, forwards and futures	46	665	35	603	101	464	94	460
Currency swaps and options	349	227	234	123	304	210	224	135
	395	892	269	726	405	674	318	595
Interest rate contracts:								
Interest rate swaps	1,617	1,342	623	650	2,541	2,247	608	683
Futures, forwards and options	71	318	2	2	62	416	1	2
	1,688	1,660	625	652	2,603	2,663	609	685
Credit derivatives	4	11	—	6	3	6	—	—
Equity and commodity contracts	207	62	102	15	118	52	78	22
Total	2,294	2,625	996	1,399	3,129	3,395	1,005	1,302

The following table analyses, by maturity and contract type, the notional principal amounts of the Group's non-trading derivatives (third party and internal):

	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2004 Total £bn	Within one year £bn	One to two years £bn	Two to five years £bn	Over five years £bn	2003 Total £bn
Exchange rate contracts:										
Spot, forwards and futures	20.5	0.2	—	0.1	20.8	19.4	—	0.2	0.1	19.7
Currency swaps and options	1.6	0.3	1.1	2.0	5.0	3.2	1.0	0.7	1.9	6.8
	22.1	0.5	1.1	2.1	25.8	22.6	1.0	0.9	2.0	26.5
Interest rate contracts:										
Interest rate swaps	34.4	6.7	30.7	48.7	120.5	34.4	15.1	33.5	43.7	126.7
Futures, forwards and options	0.9	0.2	3.8	8.7	13.6	0.4	0.1	3.3	4.6	8.4
	35.3	6.9	34.5	57.4	134.1	34.8	15.2	36.8	48.3	135.1
Credit derivatives	—	0.1	0.3	0.8	1.2	—	0.5	0.2	0.3	1.0
Equity and commodity contracts	0.4	0.2	1.1	0.6	2.3	0.3	0.5	0.7	0.2	1.7

40 Financial instruments

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the Operating and financial review under 'Market risk', 'Currency risk' and 'Equity risk'.

Interest rate sensitivity gap

The tables below summarise the Group's interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m
Assets									
Loans and advances to banks	14,645	5,140	1,367	77	482	643	22,354	35,906	58,260
Loans and advances to customers	189,366	16,202	11,379	35,370	28,612	2,304	283,233	62,236	345,469
Treasury bills and debt securities	11,912	4,088	3,656	6,133	13,548	337	39,674	57,647	97,321
Other assets	—	—	—	—	—	57,508	57,508	24,909	82,417
Total assets	215,923	25,430	16,402	41,580	42,642	60,792	402,769	180,698	583,467
Liabilities									
Deposits by banks	54,679	2,282	907	119	477	935	59,399	39,682	99,081
Customer accounts	192,543	5,589	6,948	7,043	461	31,345	243,929	41,133	285,062
Debt securities in issue	41,805	5,505	4,418	4,087	1,385	—	57,200	1,760	58,960
Subordinated liabilities	4,401	1,020	302	2,151	12,438	—	20,312	54	20,366
Other liabilities	4	5	8	49	126	34,948	35,140	52,993	88,133
Shareholders' funds	—	—	—	—	—	30,715	30,715	1,150	31,865
Internal funding of trading book	(42,516)	(313)	(1,088)	(9)	—	—	(43,926)	43,926	—
Total liabilities	250,916	14,088	11,495	13,440	14,887	97,943	402,769	180,698	583,467
Off-balance sheet items	(2,126)	(6,906)	(1,160)	1,560	8,632	—			
Interest rate sensitivity gap	(37,119)	4,436	3,747	29,700	36,387	(37,151)			
Cumulative interest rate sensitivity gap	(37,119)	(32,683)	(28,936)	764	37,151				

40 Financial instruments *(continued)*

2003*	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m
Assets									
Loans and advances to banks	11,149	3,780	5,188	122	32	1,087	21,358	30,533	51,891
Loans and advances to customers	155,920	11,832	7,763	27,992	18,463	1,486	223,456	29,075	252,531
Treasury bills and debt securities	18,906	2,594	4,835	5,525	11,175	2,316	45,351	39,444	84,795
Other assets	—	—	—	—	—	46,583	46,583	18,628	65,211
Total assets	185,975	18,206	17,786	33,639	29,670	51,472	336,748	117,680	454,428
Liabilities									
Deposits by banks	37,670	1,178	408	308	414	1,083	41,061	26,262	67,323
Customer accounts	172,563	4,110	2,360	3,352	400	28,140	210,925	26,038	236,963
Debt securities in issue	27,254	2,567	4,428	4,804	846	—	39,899	1,117	41,016
Subordinated liabilities	3,583	601	104	1,762	10,889	—	16,939	59	16,998
Other liabilities	5	5	9	37	126	28,047	28,229	37,801	66,030
Shareholders' funds	—	—	—	—	—	25,017	25,017	1,081	26,098
Internal funding of trading business	(22,447)	(1,060)	(1,239)	(379)	(197)	—	(25,322)	25,322	—
Total liabilities	218,628	7,401	6,070	9,884	12,478	82,287	336,748	117,680	454,428
Off-balance sheet items	(7,943)	(1,122)	3,597	964	4,504	—			
Interest rate sensitivity gap	(40,596)	9,683	15,313	24,719	21,696	(30,815)			
Cumulative interest rate sensitivity gap	(40,596)	(30,913)	(15,600)	9,119	30,815				

*restated (see page 139)

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding.

The Group's structural currency exposures were as follows:

Functional currency of net investment	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2004 Structural foreign currency exposures £m	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	2003 Structural foreign currency exposures £m
US dollar	12,367	6,580	5,787	5,329	5,198	131
Euro	2,086	1,349	737	1,422	826	596
Swiss franc	398	392	6	357	357	—
Other non-sterling	116	112	4	118	114	4
Total	14,967	8,433	6,534	7,226	6,495	731

Trading book market risk

An explanation of the value-at-risk ("VaR") methodology of estimating potential losses arising from the Group's exposure to market risk in its trading book and the main assumptions and parameters underlying it is given in 'Risk management – market risk' in the Operating and financial review.

The following table analyses the VaR for the Group's trading portfolios by type of market risk exposure at the period end and as an average for the period and the maximum and minimum for the period:

	31 December 2004 £m	Year ended 31 December 2004 Maximum £m	Minimum £m	Average £m	31 December 2003 £m	Year ended 31 December 2003 Maximum £m	Minimum £m	Average £m
Interest rate	11.2	16.5	6.9	11.5	7.4	14.5	5.7	9.4
Currency	1.2	2.7	0.5	1.1	0.8	2.5	0.7	1.3
Equity	0.2	2.0	0.2	0.6	0.4	1.4	0.2	0.5
Diversification effects	(2.3)				(1.2)			
Total	10.3	16.0	6.4	10.8	7.4	14.2	5.6	9.4

Fair values of financial instruments

The following tables set out the fair values of the Group's financial instruments. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale; nor are there plans to settle liabilities prior to contractual maturity. As there is a wide range of valuation techniques, it may be inappropriate to compare the Group's fair value information to independent markets or other financial institutions' fair value.

Trading business	Note	2004 Carrying amount £m	2004 Fair value £m	2003 Carrying amount £m	2003 Fair value £m
Assets					
Treasury bills and other eligible bills	(1)	2,921	2,921	1,869	1,869
Loans and advances to banks and customers	(1)	98,142	98,142	59,608	59,608
Debt securities	(1)	54,726	54,726	37,575	37,575
Equity shares	(1)	486	486	428	428
Derivatives	(2)	17,884	17,884	14,087	14,087
Liabilities					
Deposits by banks and customer accounts	(3)	80,815	80,815	52,300	52,300
Debt securities in issue	(1)	1,760	1,760	1,117	1,117
Short positions in securities	(1)	28,923	28,923	19,128	19,128
Subordinated loan capital	(1)	54	54	59	59
Derivatives	(2)	19,034	19,034	15,173	15,173

Banking business	Note	2004 Carrying amount £m	2004 Fair value £m	2003 Carrying amount £m	2003 Fair value £m
Assets					
Cash and balances at central banks	(1)	4,293	4,293	3,822	3,822
Items in the course of collection from other banks	(1)	2,629	2,629	2,501	2,501
Treasury bills and other eligible bills	(1)	3,189	3,189	2,977	2,977
Loans and advances to banks and customers	(4)	305,587	307,805	244,814	246,244
Debt securities	(5)	36,485	36,299	42,374	42,195
Equity shares	(5)	2,474	2,916	1,872	2,289
Liabilities					
Items in the course of transmission to other banks	(1)	802	802	958	958
Deposits by banks and customer accounts	(3)	303,328	303,210	251,986	252,360
Debt securities in issue	(6)	57,200	57,199	39,899	39,897
Subordinated loan capital	(7)	20,312	21,652	16,939	17,522
Non-equity minority interests	(7)	3,671	3,899	2,724	2,867
Non-equity shareholders' funds	(7)	4,520	4,811	2,923	3,245
Derivatives – net	(2)	403	331	297	266

Notes:

(1) Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.

(2) Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.

(3) The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.

(4) For loans which reprice frequently or are linked to the Group's base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.

(5) Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.

(6) The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available, or where these are unavailable, is estimated using other valuation techniques.

(7) The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.

(8) Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value. (The principal amounts of these instruments are given in Note 41).

40 Financial instruments *(continued)*

Hedges

Derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

	2004 Unrecognised gains and losses £m	2004 Deferred gains and losses £m	2003 Unrecognised gains and losses £m	2003 Deferred gains and losses £m
At 1 January – gains	2,236	213	2,535	285
– losses	(2,205)	(34)	(2,275)	(44)
	31	179	260	241
Recognised gains that arose in previous periods	(781)	(65)	(659)	(72)
Recognised losses that arose in previous periods	537	4	636	12
Unrecognised gains and losses arising in the year	224	—	(208)	—
Unrecognised gains and losses deferred in the year	61	(61)	2	(2)
Unrecognised gains and losses deferred and taken to profit and loss in the year	—	(30)	—	—
At 31 December	72	27	31	179
Of which – gains	1,571	483	2,236	213
– losses	(1,499)	(456)	(2,205)	(34)
	72	27	31	179
Gains expected to be recognised in the year to 31 December 2005 (year to 31 December 2004)	318	171	532	66
Gains expected to be recognised in the year to 31 December 2006 or later (year to 31 December 2005 or later)	1,253	312	1,704	147
	1,571	483	2,236	213
Losses expected to be recognised in the year to 31 December 2005 (year to 31 December 2004)	(221)	(91)	(371)	(5)
Losses expected to be recognised in the year to 31 December 2006 or later (year to 31 December 2005 or later)	(1,278)	(365)	(1,834)	(29)
	(1,499)	(456)	(2,205)	(34)

During the year to 31 December 2004, gains of £249 million (2003 – £58 million) and losses of £166 million (2003 – £95 million) arising in previous periods were taken directly to the profit and loss account on financial instruments no longer accounted for as hedges.

41 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	2004 £m	2003 £m
Contingent liabilities:		
Acceptances and endorsements	362	595
Guarantees and assets pledged as collateral security	10,438	8,787
Other contingent liabilities	5,293	5,482
	16,093	14,864
Commitments:		
Documentary credits and other short-term trade related transactions	182	605
Undrawn formal standby facilities, credit lines and other commitments to lend		
– less than one year	109,653	85,424
– one year and over	69,577	51,827
Other commitments	1,365	1,837
	180,777	139,693

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table. These commitments and contingent obligations are subject to the Group's normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group's provisioning policy.

Contingent liabilities

Acceptances – in accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England.

Endorsements – in endorsing a bill of exchange a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments

Documentary credits and other short-term trade related transactions – documentary letters are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents.

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Since December 2003, members of the Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and the Group continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group's legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group's consolidated net assets, results of operations or cash flows.

42 Acquisitions

The Group made a number of acquisitions during the year, all of which were accounted for using acquisition accounting principles.

(a) Charter One

Charter One Financial, Inc. was acquired by Citizens in August 2004 for a cash consideration of US$10.1 billion. The acquisition has extended Citizen's coverage to North Eastern and Mid Western States of the US and will enable Citizens to achieve a significant increase in the scale of its activities.

Although not required, as it is not a material acquisition for the Group, separate purchase accounting disclosures for Charter One Financial, Inc. are set out below. The provisional fair values of the assets and liabilities acquired and the consideration paid are shown in the table below:

At date of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m
Cash and balances at central banks	330*	—	330
Loans and advances to customers	18,287	(274)	18,013
Debt securities	3,107	(26)	3,081
Equity shares	381	—	381
Tangible fixed assets	699	—	699
Other assets	740	(2)	738
Deposits by banks	(5,579)	—	(5,579)
Customer accounts	(15,823)	(28)	(15,851)
Other liabilities	(49)	(45)	(94)
Deferred tax provisions	(534)	46	(488)
Post-retirement pension liabilities	(17)	—	(17)
Dated loan capital	(222)	(22)	(244)
Net assets acquired	1,320*	(351)	969
Goodwill			4,654
Total consideration			5,623
Satisfied by:			
Payment of cash			5,611
Fees and expenses relating to the acquisition			12
			5,623

* Reduced by £307 million (US$553 million) paid out by Charter One immediately prior to closing principally in respect of the buyout of employee stock options. Gross of this amount, consideration was £5,930 million (US$10,677 million) and the book value of net assets acquired £1,627 million (US$2,929 million).

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

The estimated contribution to the Group's results, before funding costs of Charter One, for the year ended 31 December 2004 is shown below:

	Four months ended 31 December 2004 £m
Net interest income	220
Non-interest income	129
Total income	349
Operating expenses	(177)
Contribution before provisions	172
Provisions	(16)
Contribution before goodwill amortisation	156
Goodwill amortisation	(76)
Contribution	80

The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

(b) Other acquisitions

The provisional fair values of the assets and liabilities of all other acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to the Group £m
Cash and balances at central banks	106	2	108
Loans and advances to banks	768	—	768
Loans and advances to customers	5,491	(70)	5,421
Debt securities	938	(6)	932
Tangible fixed assets	106	(7)	99
Other assets	129	(15)	114
Prepayments and accrued income	5	5	10
Deposits by banks	(1,874)	—	(1,874)
Customer accounts	(3,208)	(4)	(3,212)
Debt securities in issue	(777)	—	(777)
Other liabilities	(118)	45	(73)
Accruals and deferred income	(27)	(38)	(65)
Deferred tax provisions	(6)	(20)	(26)
Post-retirement benefit liabilities	(15)	—	(15)
Other provisions	(13)	1	(12)
Dated loan capital	(81)	(7)	(88)
Undated loan capital	(36)	(29)	(65)
Minority interest-equity	(4)	—	(4)
Net assets acquired	1,384	(143)	1,241
Goodwill			1,245
Total consideration			2,486
Satisfied by:			
Payment of cash			2,468
Loan notes			4
Fees and expenses relating to the acquisitions			14
			2,486

Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

The estimated contribution to the Group's results, before funding costs of the acquisitions, is shown below:

	Year ended 31 December 2004* £m
Net interest income	165
Non-interest income	88
Total income	253
Operating expenses	(125)
Operating profit	128
Provisions	(42)
Contribution before goodwill amortisation	86
Goodwill amortisation	(45)
Contribution	41

* From the dates of acquisition. The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments.

43 Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003* £m	2002* £m
Operating profit	6,917	6,076	4,852
Increase in prepayments and accrued income	(1,609)	(514)	(636)
Interest on subordinated liabilities	681	551	659
Increase in accruals and deferred income	2,300	1,455	872
Amortisation of and provisions against investment securities	92	60	99
Provisions for bad and doubtful debts	1,428	1,461	1,286
Loans and advances written off net of recoveries	(1,321)	(1,447)	(973)
Profit on sale of tangible fixed assets	(69)	(30)	(32)
Profit on sale of subsidiaries and associates	(4)	(63)	(13)
Profit from associated undertakings	(35)	(12)	(2)
Profit on sale of investment securities	(167)	(172)	(85)
Charge for pensions	381	330	127
Pension contributions	(1,146)	(141)	(168)
Provisions for liabilities and charges	20	36	47
Provisions utilised	(47)	(99)	(56)
Depreciation and amortisation of tangible and intangible fixed assets	2,022	1,682	1,626
Increase in value of long-term assurance business	(94)	(73)	(61)
Net cash inflow from trading activities	9,349	9,100	7,542
(Increase)/decrease in items in the course of collection	(128)	240	547
(Increase)/decrease in treasury and other eligible bills	(1,264)	6,626	(1,323)
(Increase)/decrease in loans and advances to banks	(3,370)	2,797	(2,756)
Increase in loans and advances to customers	(69,543)	(26,140)	(32,670)
(Increase)/decrease in securities	(10,367)	(9,871)	1,799
Increase in other assets	(3,503)	(977)	(1,181)
Decrease in items in the course of transmission	(156)	(300)	(851)
Increase in deposits by banks	24,310	11,188	14,512
Increase in customer accounts	29,107	15,669	19,383
Increase in debt securities in issue	17,163	7,078	3,269
Increase/(decrease) in other liabilities	4,817	(168)	3,817
Increase in settlement balances and short positions	8,796	3,202	482
Effect of other accruals/deferrals and other non-cash movements	1,096	1,264	1,167
Net cash inflow from operating activities	6,307	19,708	13,737

* restated (see page 139)

44 Analysis of the net outflow of cash in respect of the purchase of businesses and subsidiary undertakings

	2004 £m	2003 £m	2002 £m
Cash consideration paid	(8,105)	(2,252)	(415)
Cash acquired	457	504	107
Net outflow of cash	(7,648)	(1,748)	(308)

45 Sale of subsidiary and associated undertakings

	2004 £m	2003 £m	2002 £m
Net assets disposed of	2	66	13
Goodwill written back	—	40	—
Goodwill sold	16	10	3
Profit on disposal	4	63	13
Net inflow of cash in respect of disposals (net of expenses)	22	179	29

46 Analysis of changes in financing during the year

	Share capital (including share premium)			Loan capital		
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
At 1 January	8,944	8,362	8,358	16,998	13,965	12,530
Currency translation adjustments	(231)	(203)	(283)	(475)	(448)	(520)
Net cash inflow/(outflow) from financing	4,203	(180)	(515)	3,906	3,481	1,955
Acquisition of subsidiaries	—	—	—	397	—	—
Other non-cash movements	870	965	802	(460)	—	—
At 31 December	13,786	8,944	8,362	20,366	16,998	13,965

47 Analysis of cash

	2004 £m	2003 £m	2002 £m
Cash and balances at central banks	4,293	3,822	3,481
Loans and advances to banks repayable on demand	19,430	17,115	6,792
Cash	23,723	20,937	10,273

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2004, amounted to £260 million (2003 – £231 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$132 million at 31 December 2004 (2003 – US$190 million).

48 Analysis of changes in cash during the year

	2004 £m	2003 £m	2002 £m
At 1 January	20,937	10,273	7,027
Net cash inflow	2,786	10,664	3,246
At 31 December	23,723	20,937	10,273

49 Segmental analysis

In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 'Segmental Reporting'. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

The prior year data in the tables below have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance and Ulster Bank, to Manufacturing.

a) Classes of business

2004	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and other operating charges £m	Provisions* £m	Profit/(loss) on ordinary activities before tax £m
Corporate Banking and Financial Markets	2,545	4,964	7,509	(2,664)	(580)	4,265
Retail Banking	3,112	1,630	4,742	(1,074)	(389)	3,279
Retail Direct	938	1,191	2,129	(712)	(377)	1,040
Manufacturing	—	—	—	(2,439)	—	(2,439)
Wealth Management	497	451	948	(463)	(17)	468
RBS Insurance	420	4,514	4,934	(4,072)	—	862
Ulster Bank	550	193	743	(235)	(40)	468
Citizens	1,540	601	2,141	(1,024)	(80)	1,037
Central items	(394)	2	(392)	(459)	(28)	(879)
Profit before goodwill amortisation and integration costs	9,208	13,546	22,754	(13,142)	(1,511)	8,101
Goodwill amortisation	—	—	—	(915)	—	(915)
Integration costs	—	—	—	(269)	—	(269)
Profit on ordinary activities before tax	9,208	13,546	22,754	(14,326)	(1,511)	6,917
2003						
Corporate Banking and Financial Markets	2,324	4,373	6,697	(2,322)	(755)	3,620
Retail Banking	2,959	1,514	4,473	(1,030)	(273)	3,170
Retail Direct	849	986	1,835	(657)	(297)	881
Manufacturing	—	—	—	(2,114)	—	(2,114)
Wealth Management	457	352	809	(398)	(9)	402
RBS Insurance	232	3,013	3,245	(2,636)	—	609
Ulster Bank	396	185	581	(195)	(32)	354
Citizens	1,310	514	1,824	(879)	(88)	857
Central items**	(226)	43	(183)	(488)	(40)	(711)
Profit before goodwill amortisation and integration costs	8,301	10,980	19,281	(10,719)	(1,494)	7,068
Goodwill amortisation	—	—	—	(763)	—	(763)
Integration costs	—	—	—	(229)	—	(229)
Profit on ordinary activities before tax	8,301	10,980	19,281	(11,711)	(1,494)	6,076
2002						
Corporate Banking and Financial Markets	2,349	3,703	6,052	(2,066)	(725)	3,261
Retail Banking	2,849	1,430	4,279	(992)	(213)	3,074
Retail Direct	749	841	1,590	(601)	(281)	708
Manufacturing	—	—	—	(1,952)	—	(1,952)
Wealth Management	451	370	821	(425)	11	407
RBS Insurance	158	1,981	2,139	(1,683)	—	456
Ulster Bank	339	181	520	(180)	(22)	318
Citizens	1,248	468	1,716	(855)	(95)	766
Central items**	(294)	193	(101)	(377)	(20)	(498)
Profit before goodwill amortisation and integration costs	7,849	9,167	17,016	(9,131)	(1,345)	6,540
Goodwill amortisation	—	—	—	(731)	—	(731)
Integration costs	—	—	—	(957)	—	(957)
Profit on ordinary activities before tax	7,849	9,167	17,016	(10,819)	(1,345)	4,852

* comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

** restated (see page 139).

	Total assets		Net assets	
	2004 £m	2003* £m	2004 £m	2003* £m
Corporate Banking and Financial Markets	346,823	268,523	13,035	11,726
Retail Banking	77,900	67,360	4,269	3,747
Retail Direct	26,862	21,905	1,479	1,236
Manufacturing	5,174	4,259	242	194
Wealth Management	11,751	15,211	580	669
RBS Insurance	10,822	10,124	1,829	1,362
Ulster Bank	27,365	15,560	1,385	988
Citizens	68,262	42,897	10,042	4,395
Central items	8,508	8,589	(996)	1,781
	583,467	454,428	31,865	26,098

* restated (see page 139)

Segmental analysis of goodwill is as follows:

	CBFM £m	Retail Banking £m	Retail Direct £m	Wealth Management £m	RBS Insurance £m	Ulster Bank £m	Citizens £m	Centre £m	Total £m
Cost:									
At 1 January 2004	191	—	114	153	1,011	—	2,668	11,621	15,758
Currency translation and other adjustments	—	—	(31)	1	—	1	(529)	—	(558)
Arising on acquisitions during the year	9	98	592	—	19	478	4,703	—	5,899
Disposals	—	—	—	—	—	—	(20)	—	(20)
At 31 December 2004	200	98	675	154	1,030	479	6,822	11,621	21,079
Amortisation:									
At 1 January 2004	14	—	6	1	69	—	331	2,206	2,627
Currency translation and other adjustments	—	—	(1)	—	—	1	(35)	—	(35)
Charge for the year	12	2	23	8	57	23	209	581	915
Disposals	—	—	—	—	—	—	(4)	—	(4)
At 31 December 2004	26	2	28	9	126	24	501	2,787	3,503
Net book value:									
At 31 December 2004	174	96	647	145	904	455	6,321	8,834	17,576
At 31 December 2003	177	—	108	152	942	—	2,337	9,415	13,131

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2004	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Interest receivable	12,469	2,763	1,267	197	16,696
Dividend income	42	17	20	—	79
Fees and commissions receivable	5,260	808	467	99	6,634
Dealing profits	1,113	821	18	36	1,988
Other operating income	1,504	92	255	4	1,855
General insurance premium income (net of reinsurance)	4,794	—	150	—	4,944
Gross income	25,182	4,501	2,177	336	32,196
Profit on ordinary activities before tax	4,776	1,389	625	127	6,917
Total assets	378,396	145,572	45,593	13,906	583,467
Net assets	18,070	11,068	2,671	56	31,865

49 Segmental analysis *(continued)*

2003*	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Interest receivable	10,780	2,142	942	134	13,998
Dividend income	33	7	18	—	58
Fees and commissions receivable	4,663	622	323	85	5,693
Dealing profits	1,004	717	39	33	1,793
Other operating income	1,432	86	132	—	1,650
General insurance premium income (net of reinsurance)	2,981	—	142	—	3,123
Gross income	20,893	3,574	1,596	252	26,315
Profit on ordinary activities before tax	4,456	1,159	315	146	6,076
Total assets	314,638	102,389	27,411	9,990	454,428
Net assets	18,669	5,364	2,060	5	26,098
2002*					
Interest receivable	10,372	2,240	837	112	13,561
Dividend income	32	10	16	—	58
Fees and commissions receivable	4,375	601	251	22	5,249
Dealing profits	736	649	42	35	1,462
Other operating income	1,346	32	40	(8)	1,410
General insurance premium income (net of reinsurance)	1,874	—	79	—	1,953
Gross income	18,735	3,532	1,265	161	23,693
Profit/(loss) on ordinary activities before tax	3,928	618	340	(34)	4,852
Total assets	279,478	102,532	25,354	3,674	411,038
Net assets	19,098	4,056	1,917	—	25,071

*restated (see page 139)

50 Directors' remuneration

	2004 £000	2003 £000
Non-executive directors – emoluments	874	759
Chairman and executive directors – emoluments	8,421	7,945
– *contributions and allowances in respect of defined* contribution pension schemes	178	164
	9,473	8,868
– amounts receivable under long-term incentive plans	2,189	6,056
– gains on exercise of share options	5	2
	11,667	14,926

Retirement benefits are accruing to five directors (2003 – six) under defined benefit schemes, two (2003 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company's executive share option, sharesave and option 2000 schemes and details of their interests in the company's shares arising from their participation are contained on page 131. Details of the remuneration received by each director during the year and each directors' pension arrangements are given on pages 130 to 133.

51 Transactions with directors, officers and others

(a) At 31 December 2004, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group were £234,265 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £30,926 to one person who was an officer of the company at any time during the financial period.

(b) There were no contracts of significance to the business of the company and its subsidiaries which subsisted at 31 December 2004, or during the year then ended, in which any director of the company had a material interest.

52 Related party transactions

Subsidiary undertakings

In accordance with Financial Reporting Standard 8 'Related Party Disclosures' ("FRS 8"), transactions or balances between Group entities that have been eliminated on consolidation are not reported.

Investments

Group members provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

Pension Fund

The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

53 Significant differences between UK and US generally accepted accounting principles

The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles ("GAAP") that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a) Acquisition accounting

Under UK GAAP, all integration costs relating to acquisitions are expensed as post-acquisition expenses. Under US GAAP, certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

Under UK GAAP, provisional fair value adjustments made in the accounting year in which the acquisition occurs may be amended in the subsequent accounting year. Under US GAAP, the allocation of the cost of acquisition to the fair values of assets and liabilities is generally completed within 12 months of the date of acquisition.

(b) Intangible assets

Under the Group's UK GAAP accounting policy, goodwill arising on acquisitions after 1 October 1998 is recognised as an asset and amortised on a straight-line basis over its estimated useful economic life. Impairment tests on goodwill are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Goodwill arising on acquisitions before 1 October 1998 was deducted from reserves immediately. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Under the transition rules of SFAS 142 'Goodwill and Other Intangible Assets', no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2001 for other goodwill. All goodwill and intangible assets with indefinite lives are tested for impairment at least annually. Certain amounts included in goodwill under UK GAAP are classified as intangible assets under US GAAP and amortised over their useful economic lives.

(c) Property revaluation and depreciation

The Group's freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group's reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

Depreciation charged and gains or losses on disposal under UK GAAP are based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties which are revalued annually. Under US GAAP, the depreciation charge and gains or losses on disposal are based on the historical cost for all properties.

(d) Leasehold property provisions

Under UK GAAP, provisions are raised on leasehold properties when there is a commitment to vacate the property. US GAAP requires provisions to be recognised at the time the property is vacated.

(e) Dividends

Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

(f) Loan origination

Under UK GAAP, certain loan fees are recognised when received. Under US GAAP, applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(g) Pension costs

Under UK GAAP, pension assets are measured at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of

53 Significant differences between UK and US generally accepted accounting principles *(continued)*
scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. A minimum additional liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension costs or has an accrued liability that is less than the unfunded accumulated benefit. Movements in the minimum additional liability, together with the related deferred tax, are recognised through other comprehensive income.

(h) Long-term assurance business
The shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities. Under US GAAP, for traditional business, premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs for traditional business contracts are charged to the profit and loss account in proportion to premium revenue recognised. For unit-linked business, premiums and front-end load-type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and depreciated in proportion to the present value of estimated gross profits. Costs of claims are recognised when insured events occur.

(i) Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely. Under US GAAP, a financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

(j) Leasing
In accordance with UK GAAP, the Group's accounting policy for finance lease income receivable is to allocate total gross earnings to accounting periods so as to give a constant periodic rate of return on the net cash investment, and certain operating lease assets are depreciated on a reverse-annuity basis. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease but without taking into account the associated tax flows, and all operating lease assets are depreciated on a straight-line basis.

(k) Securities
Under UK GAAP, the Group's debt securities and equity shares are classified as being held as investment securities or for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for dealing purposes are carried at fair value with changes in fair value recognised in the profit and loss account. Under US GAAP, securities held by the Group's private equity business are considered to be held by investment companies and are carried at fair value, with changes in fair value being reflected in net income. The Group's other investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income. Under US GAAP, the Group recognises an other than temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for more than twelve months.

(l) Derivatives and hedging activities
SFAS 133 'Accounting for Derivative Instruments and Hedging Activities' was effective for the Group's US GAAP information from 1 January 2001. The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS 133. As a result, from 1 January 2001, for US GAAP purposes, the Group's portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions being hedged.

SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

SFAS 133 also requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

US GAAP does not permit a profit or loss to be recognised on transacting a derivative unless its valuation is based on observable market data. There is no similar requirement under UK GAAP. Inception profits and losses reflecting the application of the Group's usual pricing methodologies are recognised as they arise.

(m) Software development costs
Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(n) Share-based compensation
Under UK GAAP, no compensation expense is recognised for the Group's executive share option schemes, under which options are granted at the higher of nominal value and market value on the date of grant and for the Group's Sharesave schemes, under which employees are granted options at a 20% discount to market value at date of grant. Under US GAAP, the compensation expense based on the options' intrinsic value is charged to the profit and loss account over the period to their average vesting date.

(o) Consolidation
UK GAAP requires consolidation of entities controlled by an enterprise where control means the enterprise's ability to direct the financial and operating policies of an entity with a view to gaining economic benefits. US GAAP requires consolidation by the primary beneficiary of a variable interest entity ("VIE"). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

(p) Acceptances
Acceptances outstanding and the matching customers' liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers' liabilities are reflected in the consolidated balance sheet.

(q) Offset arrangements
Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, agreements and balances with the same counterparty may be offset only where they have the same settlement date specified at inception and there is an intention to set off.

(r) Deferred taxation
Accounting for deferred tax under UK GAAP is consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

Recent developments in US GAAP
The FASB issued SFAS 153 'Exchanges of Nonmonetary assets, an amendment of APB Opinion No. 29' in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after 15 June 2005 and is not expected to affect the Group's US GAAP reporting.

In December 2004, the FASB issued SFAS 123 (revised 2004) 'Share-Based Payment' which requires compensation costs related to share-based payment transactions to be recognised in the financial statements. The compensation cost will be based on the grant-date fair value of the equity issued and will be recognised over the period that an employee provides service in exchange for the award. SFAS 123 (revised 2004) would be effective for the Group from 1 January 2006. Entities that use the fair value method for either recognition or disclosure under SFAS 123 will apply the revised Statement using a modified version of prospective application whereby for that portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost will be based on the grant-date fair value calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required by SFAS 123. The Group currently makes pro forma disclosures of the effect on net income of compensation costs determined under the fair value method of SFAS 123.

53 Significant differences between UK and US generally accepted accounting principles *(continued)*

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders' equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2004 £m	2003 £m	2002 £m
Profit attributable to ordinary shareholders – UK GAAP	4,256	2,254	2,034
Adjustments in respect of:			
Acquisition accounting	66	33	—
Amortisation of intangible assets	780	721	681
Property revaluation and depreciation	(69)	(41)	(18)
Leasehold property provisions	(19)	83	—
Loan origination	(85)	(47)	(72)
Pension costs	(285)	(286)	(121)
Long-term assurance business	(27)	(57)	(37)
Extinguishment of liabilities	(94)	(84)	—
Leasing	(35)	(53)	(71)
Securities	(170)	49	—
Derivatives and hedging	(437)	232	770
Software development costs	(261)	(300)	283
Share-based payment	(26)	(32)	—
Consolidation	(29)	(60)	—
Tax effect on the above adjustments	395	165	(261)
Deferred taxation	(12)	(13)	(80)
Net income available for ordinary shareholders – US GAAP	3,948	2,564	3,108

Consolidated shareholders' equity	2004 £m	2003 £m
Shareholders' funds – UK GAAP	31,865	26,098
Adjustments in respect of:		
Acquisition accounting	517	451
Intangible assets	3,002	2,222
Property revaluation and depreciation	(262)	(249)
Leasehold property provisions	64	83
Proposed dividend	1,308	1,059
Loan origination	(373)	(288)
Pension costs	190	2,828
Long-term assurance business	(205)	(178)
Extinguishment of liabilities	(178)	(84)
Leasing	(253)	(218)
Securities	134	232
Derivatives and hedging	238	161
Software development costs	399	660
Share-based payment	(58)	(32)
Consolidation	(89)	(60)
Tax effect on cumulative UK/US GAAP adjustments	(733)	(1,128)
Tax effect on other comprehensive income	684	155
Deferred tax	(59)	(47)
Shareholders' equity – US GAAP	36,191	31,665

Prior periods have been restated following the implementation of FRS 17 and the reclassification of perpetual regulatory securities.

Total assets under US GAAP, adjusted to reflect the consolidation of variable interest entities, inclusion of acceptances, provisions for contingent liabilities and commitments, the fair value of financial guarantees and the grossing-up of certain netting arrangements under UK GAAP, together with the effect of adjustments made to net income and shareholders' funds, were £631 billion (2003 – £488 billion).

Earnings per share

Basic and diluted earnings per share ("EPS") under US GAAP differ from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

	2004			2003			2002		
	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence
Basic EPS	3,948	3,085	128.0	2,564	2,931	87.5	3,108	2,881	107.9
Dilutive effect of share options and convertible preference shares	66	73	(0.9)	—	22	(0.7)	—	43	(1.6)
Diluted EPS	4,014	3,158	127.1	2,564	2,953	86.8	3,108	2,924	106.3

* US GAAP net income available to ordinary shareholders, see page 190.

The Group has convertible preference shares totalling £200 million (2003 and 2002 – £200 million), €750 million (2003 and 2002 – €750 million) and $1,900 million (2003 and 2002 – $1,900 million). All of the convertible preference shares, with the exception of $1,500 million, have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2004, there were 8.7 million such options outstanding (2003 – 5.2 million; 2002 – 3.8 million).

Pensions

On 1 April 2002, the Group's main pension schemes, The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund, were merged to form The Royal Bank of Scotland Group Pension Fund ("the plan"). The provisions of SFAS 87 'Employers' Accounting for Pensions' have been applied to the plan, which covers most of the Group's UK employees; the impact of US GAAP on the other Group schemes is considered to be immaterial.

A trust fund has been established under the plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or their dependants a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age.

The assets of the plan are held under separate trusts and, in the long-term, the funding policy is to maintain assets sufficient to cover the benefits in respect of service to date, with due allowance for future earnings increases. The plan assets consist mainly of fixed-income securities and listed securities. The investment policy followed for the plan seeks to deploy the plan assets primarily in UK and overseas equity shares and UK government securities.

Disclosures required by SFAS 132R for the Group's main scheme are set out below.

Obligations and funded status

Change in benefit obligation:	2004 £m	2003 £m	2002 £m
Projected benefit obligation at beginning of year	13,963	12,526	12,198
Service cost	420	340	303
Interest cost	768	706	715
Net actuarial loss/(gain)	1,568	902	(217)
Benefits and expenses paid	(527)	(511)	(473)
Projected benefit obligation at year end	16,192	13,963	12,526

Change in plan assets:	2004 £m	2003 £m	2002 £m
Fair value of plan assets at beginning of year	11,822	10,682	12,567
Actual return on plan assets	1,234	1,559	(1,521)
Employer's contribution	1,069	92	109
Benefits and expenses paid	(527)	(511)	(473)
Market value of plan assets at year end	13,598	11,822	10,682

53 Significant differences between UK and US generally accepted accounting principles *(continued)*

Pensions *(continued)*

Prepaid pension cost:	2004 £m	2003 £m	2002 £m
Funded status	(2,594)	(2,141)	(1,844)
Unrecognised net actuarial loss	5,990	5,078	5,266
Unrecognised prior service cost	12	13	14
Unrecognised transition amount	(6)	(14)	(22)
Prepaid pension cost at year end	3,402	2,936	3,414

Components of net periodic pension cost:	2004 £m	2003 £m	2002 £m
Service cost	420	340	303
Interest cost	768	706	715
Expected return on plan assets	(840)	(757)	(901)
Amortisation of prior service cost	1	1	1
Amortisation of loss	263	287	138
Amortisation of net transition asset	(8)	(8)	(8)
Net periodic pension cost	604	569	248

Assumptions

Weighted average assumptions used at 31 December:	2004 % per annum	2003 % per annum	2002 % per annum
Discount rate for liabilities	5.40	5.60	5.75
Salary increases	3.95	3.95	3.50
Pension increases	2.70	2.70	2.25
Long-term rate of return on assets	6.95	7.20	7.20

Weighted-average allocations of market value of plan assets at 31 December:	2004 %	2003 %	2002 %
Equity shares	57	65	67
Debt securities	31	32	31
Other	12	3	2
Total	100	100	100

At 31 December 2004, the fund's accumulated benefit obligation was underfunded by £561 million (2002 – £168 million). This resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders' equity of £3,951 million (2002 – £3,568 million), comprising the excess of the accumulated benefit obligation over the market value of assets of £561 million (2002 – £168 million), prepaid pension cost of £3,402 million (2002 – £3,414 million) less unrecognised prior service cost of £12 million (2002 – £14 million). This was reduced by deferred tax of £1,185 million (2002 – £1,070 million). At 31 December 2003, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised.

Cash flows

The following pension payments under the main scheme, which reflect expected future service, as appropriate, are expected to be paid:

	£m
2005	511
2006	521
2007	530
2008	543
2009	557
After 2010	3,072

The Group expects to contribute £376 million to its main UK pension plan in 2005.

Loan impairment

At 31 December 2004 and 2003, the Group estimated that the difference between the carrying value of its loan portfolio under US GAAP and its value in the Group's UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders' equity was required. At 31 December 2004, the Group's non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £5,529 million (2003 – £5,157 million). Specific provisions of £3,602 million (2003 – £2,782 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2004 were £5,313 million (2003 – £5,166 million).

Gross interest income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £237 million for the year ended 31 December 2004 (2003 – £237 million; 2002 – £234 million) from domestic loans and £58 million for the year ended 31 December 2004 (2003 – £55 million; 2002 – £73 million) from foreign loans. Interest on non-accrual and restructured loans included in net income was £58 million for the year ended 31 December 2004 (2003 – £60 million; 2002 – £47 million) from domestic loans and £7 million for the year ended 31 December 2004 (2003 – £3 million; 2002 – £7 million) from foreign loans.

Securities

During 2004, net gains of £2 million were included in US GAAP net income from transfers of securities from the available-for-sale category into the trading category. For 2004, net unrealised losses of £924 million on available-for-sale securities were included in US GAAP other comprehensive income and £672 million was reclassified from accumulated other comprehensive income into US GAAP net income.

The table below shows the fair value of available-for-sale securities that were in an unrealised loss position at 31 December 2004.

		Less than 12 months		More than 12 months		Total	
Issued by	Number of issues	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m
UK government		—	—	512	20	512	20
US treasury and government and securities issued by US states		507	24	—	—	507	24
Other government		855	18	47	2	902	20
Corporate debt securities		73	4	75	5	148	9
Mortgage-backed securities		3,651	66	906	28	4,557	94
Bank and building society		29	4	51	1	80	5
Other		8	1	—	—	8	1
Available-for-sale debt securities	516	5,123	117	1,591	56	6,714	173

The Group considers that unrealised losses on available-for-sale debt securities are temporary principally because they reflect changes in benchmark interest rates. In 2004, other than temporary losses of £78 million have been recognised in net income on available-for-sale equity shares.

53 Significant differences between UK and US generally accepted accounting principles *(continued)*

Cash flow statements

There are many similarities between SFAS 95, 'Statement of Cash Flows' as amended by SFAS 104 'Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions', and FRS 1 'Cash Flow Statements' (Revised). The principal differences are the classifications of certain transactions.

	Classification under FRS 1	Classification under SFAS 95
Equity dividends paid	Equity dividends paid	Financing activities
Dividends paid on non-equity shares	Returns on investments and servicing of finance	Financing activities
Tax paid	Taxation	Operating activities
Purchase and sale of associated and subsidiary undertakings	Acquisitions and disposals	Investing activities
Purchase and sale of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities
Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities
Net change in deposits	Operating activities	Financing activities
Net change in debt securities in issue	Operating activities	Financing activities
Short-term funding not included in cash	Operating activities	Financing activities

Summary consolidated statements of cash flows presented on a US GAAP basis for each of the three years ended 31 December 2004 are set out below:

	2004 £m	2003 £m	2002 £m
Cash flows from operating activities	8,062	8,534	11,008
Cash flows from investing activities	(82,113)	(31,879)	(44,892)
Cash flows from financing activities	77,644	34,872	37,245
Effect of exchange rate changes on cash and cash equivalents	(807)	(863)	(115)
Change in cash and cash equivalents	2,786	10,664	3,246
Cash and cash equivalents at beginning of the year	20,937	10,273	7,027
Cash and cash equivalents at end of the year	23,723	20,937	10,273

The composition of cash at 31 December 2004, 2003 and 2002 and the movement in cash for the years then ended are shown in Note 47 and Note 48 on the accounts respectively.

Stock-based compensation costs

The Group grants share options to executive officers under an executive share option scheme (the "executive scheme") and to employees under a savings-related sharesave scheme (the "savings scheme") and the option 2000 scheme.

Executive scheme

Under the terms of the executive scheme, senior management employees and executive directors of Group companies may participate in the executive scheme at the discretion of the Board of directors of the company. The executive scheme involves a participant being granted an option to subscribe for ordinary shares of the company at the higher of nominal value and market value of ordinary shares on the date of grant. Normally, options may be granted only within six weeks after the announcement of final or interim results of the Group for any particular year. Options may not be transferred or assigned. A participant may not be granted options over new shares to the extent that the aggregate subscription price would exceed four times his compensation. Options granted under the executive scheme are issued on a UK Inland Revenue approved or unapproved basis. Options are exercisable between the third and tenth anniversaries of the grant date, only if performance criteria are met. For options granted from 1996 to 1998, the criterion is the average growth in adjusted earnings per ordinary share to exceed the average increase in the UK Retail Prices Index by 2% per annum over a three year period. For options granted since 1999, the relevant percentage has been increased to 3% per annum.

Savings scheme

Under the Inland Revenue rules, a participant in a savings scheme is permitted to make a maximum monthly saving of £250 under approved savings schemes. Employees of Group companies in the UK and Ireland and certain offshore jurisdictions are offered participation in the savings scheme. Participants can make monthly savings for a period of three, five or seven years. Options may be granted at not less than 80% of the average market value of ordinary shares of the company by reference to dealings in the ordinary shares over the last three trading days of the week immediately preceding the date of an invitation to participate, or, if higher, at par. Options comprise, as nearly as possible, such number of ordinary shares as may be purchased at the option price with the proceeds on maturity after either three, five or seven years of the savings contract, and options may normally be exercised only within six months after the third, fifth or seventh anniversary of the savings contract. Options may not be transferred or assigned.

Option 2000 scheme

On 9 August 2000 and again on 4 April 2001, every qualifying permanent member of staff in the Group received an option over 150 shares in the company. The executive directors of the company waived their entitlement to the option granted on 4 April 2001. Further grants over 150 shares have been made on three separate occasions to employees joining the Group by way of acquisition, including a grant on 1 September 2004 to all employees of Charter One.

Under the scheme, options are granted at the market value of ordinary shares at the date of grant and may normally be exercised only between the third and sixth anniversary of the date of grant.

Limitations of the option schemes:

(i) During a ten year period, no more than 10% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(ii) During a five year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to all of the employee share schemes operated by the company.

(iii) During a ten year period, no more than 5% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(iv) During a four year period, no more than 2½% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

(v) During a three year period, no more than 3% in aggregate of the issued ordinary share capital of the company from time to time may be issued pursuant to the executive scheme.

The following is a summary of outstanding options under the various schemes:

	Savings scheme		Executive scheme		Option 2000 scheme		Total	
	Number of options 000's	Weighted average exercise price pence	Number of options 000's	Weighted average exercise price pence	Number of options 000's	Weighted average exercise price pence	Number of options 000's	Weighted average exercise price pence
At 1 January 2002	51,604	829	12,033	996	26,584	1399	90,221	1019
Granted	12,419	1235	2,096	1810	620	1841	15,135	1339
Exercised	(12,112)	493	(3,160)	729	(5)	1380	(15,277)	542
Forfeited	(2,271)	1025	(145)	940	(1,313)	1419	(3,729)	1160
At 31 December 2002	49,640	1003	10,824	1232	25,886	1409	86,350	1153
Granted	9,100	1307	4,073	1347	1,363	1590	14,536	1345
Exercised	(11,902)	747	(1,299)	798	(6,380)	1240	(19,581)	911
Forfeited	(2,715)	1117	(76)	1251	(1,603)	1459	(4,394)	1244
At 31 December 2003	44,123	1128	13,522	1308	19,266	1474	76,911	1246
Granted	11,216	1205	4,341	1723	1,269	1553	16,826	1365
Exercised	(10,675)	883	(1,079)	994	(6,715)	1439	(18,469)	1092
Forfeited	(2,339)	1214	(171)	1298	(948)	1428	(3,458)	1277
At 31 December 2004	42,325	1205	16,613	1437	12,872	1503	71,810	1312

In 2004, awards totalling 373,140 options (2003 – 341,269; 2002 – 59,869) with negligible exercise prices and 93,367 shares (2003 – 59,525; 2002 – nil) were made under the Group's medium-term performance plan. Under the plan, the amount of shares or options that vest ranges from nil to 200% of the award depending on the annual growth in the Group's earnings per share and its performance relative to that of a comparator group of companies principally from the UK financial services sector.

53 Significant differences between UK and US generally accepted accounting principles *(continued)*

Stock-based compensation costs *(continued)*

The following table shows options outstanding by normal exercise date. An option life of 5 years, being the midpoint on the 10 year option, has been assumed for options granted under Group and former NatWest executive plans.

Year exercisable	2004 Number of options 000's	2004 Weighted average exercise price pence	2003 Number of options 000's	2003 Weighted average exercise price pence	2002 Number of options 000's	2002 Weighted average exercise price pence
2003	—	—	—	—	27,769	963
2004	—	—	31,817	1188	25,553	1226
2005	26,117	1214	14,081	1112	15,473	1118
2006	10,832	1421	11,822	1421	6,924	1447
2007	14,360	1324	8,785	1351	9,265	1343
2008	8,760	1327	9,110	1328	494	1364
2009	10,549	1423	809	1235	872	1235
2010	429	1307	487	1307	—	—
2011	763	1209	—	—	—	—
Total	71,810	1312	76,911	1246	86,350	1153

If the compensation cost for the schemes had been determined based on the fair value at the grant dates consistent with the fair value method of SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as shown below:

	2004 £m	2003 £m	2002 £m
Net income under US GAAP:			
As reported	3,948	2,564	3,108
Adjusted to include stock compensation	3,909	2,503	2,978
Basic earnings per share under US GAAP:			
As reported	128.0p	87.5p	107.9p
Adjusted to include stock compensation	126.7p	85.4p	103.4p
Diluted earnings per share under US GAAP:			
As reported	127.1p	86.8p	106.3p
Adjusted to include stock compensation	125.9p	84.8p	101.8p

The fair value of each option has been estimated as at the grant date using a Black-Scholes option pricing model using the following assumptions:

	2004	2003	2002
Risk free interest rate	4.8%–5.2%	3.6%–4.6%	4.7%–4.9%
Volatility based on historical data	18%	29%	43%
Dividend yield	3.3%–3.7%	2.9%–4.1%	2.4%–2.9%
Expected lives of options granted under:			
Employee savings scheme	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive scheme	3 to 10 years	3 to 10 years	3 to 10 years
Option 2000 scheme	3 years	3 years	3 years

The following table summarises fair values of options issued in each year:

	2004 Exercise price £	2004 Fair value £	2004 Life Years	2003 Exercise price £	2003 Fair value £	2003 Life Years	2002 Exercise price £	2002 Fair value £	2002 Life Years
Executive scheme (1)	16.98	2.85	3-10	13.48	2.91	3-10	18.10	6.54	3-10
Savings scheme									
3 year	13.07	3.83	3	13.07	4.64	3	12.35	5.58	3
5 year	13.07	4.09	5	13.07	5.15	5	12.35	6.33	5
7 year	13.07	4.24	7	13.07	5.48	7	12.35	6.76	7
Option 2000 scheme	15.53	1.93	3	15.90	2.91	3	18.41	5.44	3

Note:

(1) For the purposes of calculating a fair value on executive scheme options, an option life of 5 years, being the mid-point on the 10 year option, has been assumed. Historical exercise trends have not been used as these are not felt to be indicative of future trends given changes to the scheme rules and participants in the scheme.

Goodwill and intangible assets other than goodwill

The Group fully implemented SFAS 142 'Goodwill and Other Intangible Assets' from 1 January 2002. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortised and are subject to annual impairment tests. Other intangible assets continue to be amortised over their useful lives. The Group has completed the impairment tests required under SFAS 142 and no impairment has been recognised as a result.

Intangible assets other than goodwill

A summary of the carrying value of intangible assets other than goodwill is as follows:

	2004			2003			2002		
	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m
Core deposit intangibles	690	(205)	485	459	(149)	310	461	(108)	353
Brands	367	(3)	364	338	—	338	—	—	—
Others	360	(39)	321	128	(6)	122	—	—	—
Total amortising intangible assets	1,417	(247)	1,170	925	(155)	770	461	(108)	353

The weighted average amortisation period of intangible assets, other than goodwill, subject to amortisation are:

	Years
Core deposit intangibles	7
Brands	10
Others	8

Amortisation charge on intangibles during 2004 was £115 million (2003 – £62 million; 2002 – £50 million). The Group estimates amortisation expense for the next five years will be:

	£m
2005	146
2006	145
2007	141
2008	133
2009	123

Securitisations

The Group engages in securitisation activities pertaining to certain of its assets including US commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. Additionally, the Group acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The Group has classified these activities into three broad securitisation categories, US Agency based, consumer based, and commercial based securitisations.

During 2004, the Group received proceeds of approximately £31.4 billion (2003 – £37.5 billion) from securitisation trusts in connection with new securitisations.

The Group recognised net pre-tax gains of approximately £111.1 million (2003 – £58.8 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitisation date, and retained interest values subsequent to securitisation date.

53 Significant differences between UK and US generally accepted accounting principles *(continued)*

Securitisations *(continued)*

In some instances, the Group retained certain interests. The Group typically does not retain a significant portion of the loans or securities that it securitises. This reduces the impact that changes to fair values of retained interests might have on the Group's financial results.

The Group's retained interests may be subordinated to other investors' interests. The investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At 31 December 2004, the fair value of the Group's retained interests was approximately £1.4 billion (2003 – £1.5 billion). These retained interests comprises approximately £509 million in US Agency based retained interests, £864 million in consumer based retained interests and £56 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years.

Cash flows received in 2004 from retained interests held at 31 December 2004 in connection with securitisations that took place in current and prior years amounted to approximately £383 million (2003 – £368 million).

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests
Prepayment speed	184-480 PSA	4-45% CPR (1)	0-100 CPY (2)
Weighted average life	1-19 years	1-16 years	1-7 years
Cash flow discount rate	2-27%	2-78%	2-12%
Credit losses	N/A (3)	0-2% CDR (4)	N/A (5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2004 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests
Fair value of retained interests at 31 December 2004	£509m	£864m	£56m
Prepayment speed (6)	12-35% CPR (1)	4-45% CPR (1)	0-100% CPY (2)
Impact on fair value of 10% adverse change	£0.3m	£16.6m	—
Impact on fair value of 20% adverse change	£0.4m	£32.8m	—
Weighted average life	1-18 years	1-11 years	1-7 years
Cash flow discount rate	2-33%	2-78%	2-12%
Impact on fair value of 10% adverse change	£9.4m	£20.0m	£0.6m
Impact on fair value of 20% adverse change	£18.4m	£38.7m	£1.2m
Credit losses	N/A (3)	0-2% CDR (4)	N/A (5)
Impact on fair value of 10% adverse change	N/A	£7.0m	N/A
Impact on fair value of 20% adverse change	N/A	£14.3m	N/A

Notes:

(1) Constant prepayment rate – the CPR range represents the low and high points of a dynamic CPR curve

(2) CPR with yield maintenance provision

(3) Population consists of securities whose collateral is guaranteed by US Government Sponsored Entities and therefore, no credit loss has been assumed.

(4) Constant default rate

(5) Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions at deal settlement.

(6) Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Group might take to mitigate the effect of any adverse changes in one or more key assumptions.

Consolidation

Special purpose entities ("SPEs")

The Group is the primary beneficiary of a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46R's definition of a variable interest entity. These entities, with total assets of £8.6 billion at 31 December 2004 (2003 – £6.9 billion), acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of these entities on an arm's length basis. In the case of commercial paper conduits, the Group provides programme-wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits.

Trust preferred securities

The trust preferred securities referred to in Note 32 on page 167 represent undivided beneficial interests in the assets of trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Group has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be.

The trust preferred securities and partnership preferred securities issued by the Group's subsidiaries are deconsolidated, resulting in a US GAAP balance sheet reclassification from minority interests to subordinated liabilities. The effect on US GAAP net income and equity is negligible.

54 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

200

Contents

Five year financial summary

The Group's accounts are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences and a reconciliation between UK GAAP and US GAAP, see Note 53 on the accounts. The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.916, the Noon Buying Rate on 31 December 2004.

Summary consolidated profit and loss account

	2004 $m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Amounts in accordance with UK GAAP (1):						
Net interest income	17,643	9,208	8,301	7,849	6,846	5,286
Non-interest income	25,954	13,546	10,980	9,167	7,712	5,709
Total income	43,597	22,754	19,281	17,016	14,558	10,995
Operating expenses excluding goodwill amortisation (2)	19,028	9,931	8,753	8,738	7,716	6,223
Goodwill amortisation	1,753	915	763	731	651	537
General insurance claims (net)	6,668	3,480	2,195	1,350	948	673
Profit before provisions	16,148	8,428	7,570	6,197	5,243	3,562
Provisions for bad and doubtful debts	2,736	1,428	1,461	1,286	984	550
Amounts written off fixed asset investments	159	83	33	59	7	42
Profit on ordinary activities before tax	13,253	6,917	6,076	4,852	4,252	2,970
Tax on profit on ordinary activities	4,129	2,155	1,888	1,582	1,537	1,054
Profit on ordinary activities after tax	9,124	4,762	4,188	3,270	2,715	1,916
Minority interests (including non-equity)	479	250	210	133	90	50
Preference dividends – non-equity	490	256	261	305	358	294
	8,155	4,256	3,717	2,832	2,267	1,572
Additional Value Shares dividend – non-equity	—	—	1,463	798	399	—
Profit attributable to ordinary shareholders	8,155	4,256	2,254	2,034	1,868	1,572
Amounts in accordance with US GAAP:						
Net income available for ordinary shareholders	7,564	3,948	2,564	3,108	2,062	2,102

Notes:

(1) The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.

(2) Includes integration expenditure of £269 million for the year ended 31 December 2004 (2003 – £229 million; 2002 – £957 million; 2001 – £875 million; 2000 – £389 million).

Preference and other non-equity dividends

Amount per share	2004 $	2004 £	2003 £	2002 £	2001 £	2000 £
Non-cumulative preference shares of US$0.01						
– Series B (1)	—	—	0.13	1.65	1.73	1.67
– Series C (1)	—	—	0.11	1.40	1.47	1.41
– Series D	2.05	1.11	1.23	1.34	1.41	1.35
– Series E	2.03	1.10	1.21	1.32	1.40	1.33
– Series F	1.91	1.04	1.15	1.25	1.31	1.26
– Series G	1.85	1.00	1.11	1.21	1.27	1.22
– Series H	1.81	0.98	1.09	1.18	1.24	1.19
– Series I	2.00	1.08	1.20	1.31	1.38	1.32
– Series J	2.13	1.15	1.27	1.39	1.46	1.40
– Series K	1.97	1.07	1.18	1.29	0.74	—
– Series L	0.37	0.19	—	—	—	—
– Series M	0.57	0.30	—	—	—	—
Non-cumulative convertible preference shares of US$0.01						
– Series 1	91.18	49.05	54.89	59.15	62.70	50.22
– Series 2	88.17	47.43	53.08	57.20	60.63	48.57
– Series 3	78.16	41.74	45.57	49.81	53.74	5.24
Non-cumulative convertible preference shares of €0.01						
– Series 1	84.67	44.19	49.58	44.45	41.34	34.55
Non-cumulative preference shares of €0.01						
– Series 1	6.61	3.45	—	—	—	—
Non-cumulative convertible preference shares of £0.01						
– Series 1	141.53	73.87	73.87	73.87	73.87	3.28
Non-cumulative convertible preference shares of £0.25	—	—	—	—	0.08	0.07
Additional Value Shares of £0.01	—	—	0.55	0.30	0.15	—

Ordinary dividends

Amount per share	2004 cents	2004 pence	2003 pence	2002 pence	2001 pence	2000 pence
Interim	32.2	16.8	14.6	12.7	11.0	9.5
Proposed final	78.9	41.2	35.7	31.0	27.0	23.5
Total dividends on equity shares	111.1	58.0	50.3	43.7	38.0	33.0

Notes:

(1) Redeemed on 30 January 2003.

For further information, see Notes 6 and 7 on the accounts.

Summary consolidated balance sheet

	2004 $m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Amounts in accordance with UK GAAP (1)**:**						
Loans and advances to banks (net of provisions)	111,626	58,260	51,891	44,296	38,513	32,061
Loans and advances to customers (net of provisions)	661,918	345,469	252,531	223,324	190,492	168,076
Debt securities and equity shares	180,432	94,171	82,249	68,928	65,597	59,342
Intangible fixed assets	33,676	17,576	13,131	12,697	13,325	12,080
Other assets	130,271	67,991	54,626	61,793	60,932	48,510
Total assets	1,117,923	583,467	454,428	411,038	368,859	320,069
Called up share capital	1,575	822	769	754	893	848
Share premium account	24,839	12,964	8,175	7,608	7,465	6,530
Other reserves	20,800	10,856	11,307	11,922	12,354	12,835
Profit and loss account	13,839	7,223	5,847	4,787	5,956	2,786
Shareholders' funds	61,053	31,865	26,098	25,071	26,668	22,999
Minority interests	7,337	3,829	2,713	1,839	585	546
Subordinated liabilities	39,021	20,366	16,998	13,965	12,530	10,436
Total capital resources	107,411	56,060	45,809	40,875	39,783	33,981
Deposits by banks	189,839	99,081	67,323	54,720	40,038	35,130
Customer accounts	546,179	285,062	236,963	219,161	198,995	177,302
Debt securities in issue	112,967	58,960	41,016	33,938	30,669	19,407
Other liabilities	161,527	84,304	63,317	62,344	59,374	54,249
Total liabilities	1,117,923	583,467	454,428	411,038	368,859	320,069
Amounts in accordance with US GAAP:						
Shareholders' equity	69,342	36,191	31,665	28,177	29,088	25,423
Total assets	1,209,188	631,100	488,046	430,573	386,696	323,731

Notes:

(1) The data as at 31 December 2003 and 2002 has been restated following the implementation of FRS 17. It is not practicable to restate prior years.

Other financial data

	2004	2003	2002	2001	2000
Other financial data based upon UK GAAP (1):					
Earnings per ordinary share – pence	138.0	76.9	70.6	67.6	66.9
Diluted earnings per ordinary share – pence (2)	136.9	76.3	69.6	66.3	66.2
Adjusted earnings per ordinary share – pence	172.5	157.2	146.3	127.9	101.2
Dividends per ordinary share – pence	58.0	50.3	43.7	38.0	33.0
Dividend payout ratio	43.2%	66.1%	62.3%	58.1%	56.1%
Share price per ordinary share at period end – £	17.52	16.46	14.88	16.72	15.82
Market capitalisation at period end – £bn	55.6	48.8	43.2	47.8	42.4
Net asset value per ordinary share – £	8.62	7.82	7.43	7.79	7.08
Return on average total assets (3)	0.82%	0.51%	0.52%	0.53%	0.58%
Return on average equity shareholders' funds (4)	16.0%	9.8%	8.8%	8.9%	9.9%
Adjusted return on average equity shareholders' funds (5)	20.1%	20.1%	18.3%	16.8%	14.9%
Average shareholders' equity as a percentage of average total assets	5.7%	5.9%	6.8%	7.2%	7.2%
Risk asset ratio – Tier 1	7.0%	7.4%	7.3%	7.1%	6.9%
– Total	11.7%	11.8%	11.7%	11.5%	11.5%
Ratio of earnings to combined fixed charges and preference share dividends (6)					
– including interest on deposits	1.84	1.95	1.74	1.49	1.32
– excluding interest on deposits	7.09	7.08	5.20	4.45	3.49
Ratio of earnings to fixed charges only (6)					
– including interest on deposits	1.90	2.04	1.83	1.55	1.37
– excluding interest on deposits	9.26	9.73	7.24	6.52	4.81
Other financial data based upon US GAAP:					
Basic earnings per ordinary share – pence	128.0	87.5	107.9	74.7	89.5
Diluted earnings per ordinary share – pence (2)	127.1	86.8	106.3	73.2	88.5
Dividends per ordinary share – pence	52.5	45.6	39.7	34.5	29.8
Dividend payout ratio	40.2%	51.9%	36.7%	45.7%	20.6%
Return on average total assets (3)	0.71%	0.55%	0.75%	0.57%	0.77%
Return on average equity shareholders' funds (4)	12.8%	9.5%	12.1%	8.8%	12.0%
Average shareholders' equity as a percentage of average total assets	6.1%	6.5%	7.3%	7.7%	7.7%
Ratio of earnings to combined fixed charges and preference share dividends (6)					
– including interest on deposits	1.76	1.98	1.97	1.51	1.41
– excluding interest on deposits	6.46	7.24	6.49	4.63	4.19
Ratio of earnings to fixed charges only (6)					
– including interest on deposits	1.81	2.07	2.07	1.59	1.46
– excluding interest on deposits	8.44	9.96	9.03	6.98	5.77

Notes:

(1) The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.

(2) Convertible preference shares totalling nil (2003 and 2002 – £200 million; 2001 and 2000 – £800 million), nil (2003, 2002, 2001 and 2000 – €750 million) and $1,500 million (2003, 2002, 2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive.

(3) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4) Return on average equity shareholders' funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders' funds.

(5) Adjusted return on average equity shareholders' funds represents profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS dividend, expressed as a percentage of average equity shareholders' funds.

(6) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the 'Within 1 year' category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	2004 Total £m	2003 £m	2002 £m	2001 £m	2000 £m
UK								
Central and local government	1,670	95	101	1,866	1,217	1,521	706	1,957
Manufacturing	5,073	639	580	6,292	6,384	7,386	7,401	6,806
Construction	3,726	676	622	5,024	3,960	3,468	3,018	2,615
Finance	23,617	1,021	519	25,157	18,948	12,396	8,517	9,944
Service industries and business activities	18,620	5,317	6,913	30,850	29,290	26,022	25,033	20,903
Agriculture, forestry and fishing	913	898	669	2,480	2,562	2,463	2,391	2,373
Property	19,794	2,673	3,978	26,445	19,670	15,939	12,274	10,415
Individuals – home mortgages	1,736	4,955	50,838	57,529	48,117	42,101	36,976	32,600
– other	14,072	7,965	5,826	27,863	25,526	22,255	20,076	17,881
Finance leases and instalment credit	2,534	4,506	6,043	13,083	11,703	11,723	11,258	10,816
Total domestic	91,755	28,745	76,089	196,589	167,377	145,274	127,650	116,310
Overseas residents	41,049	942	2,062	44,053	27,168	23,657	24,164	19,257
Total UK offices	132,804	29,687	78,151	240,642	194,545	168,931	151,814	135,567
Overseas								
US	32,518	16,624	24,903	74,045	40,373	41,008	29,230	23,050
Rest of the World	14,157	7,232	13,615	35,004	21,535	17,305	13,093	12,598
Total overseas offices	46,675	23,856	38,518	109,049	61,908	58,313	42,323	35,648
Loans and advances to customers – gross	179,479	53,543	116,669	349,691	256,453	227,244	194,137	171,215
Provisions for bad and doubtful debts				(4,222)	(3,922)	(3,920)	(3,645)	(3,139)
Loans and advances to customers – net				345,469	252,531	223,324	190,492	168,076
Fixed rate	36,895	23,491	40,343	100,729	81,918	80,326	62,282	53,983
Variable rate	142,584	30,052	76,236	248,962	174,535	146,918	131,855	117,232
Gross loans and advances to customers – by maturity	179,479	53,543	116,669	349,691	256,453	227,244	194,137	171,215

Provisions for bad and doubtful debts

For a discussion of the factors considered in determining the amount of the provisions, see 'Provisions' on page 101 and 'Critical accounting polices – Provisions for bad and doubtful debts' on page 61.

The following table shows the elements of provisions for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Provisions at the beginning of the period					
Domestic	2,452	2,581	2,467	2,370	484
Foreign	1,477	1,346	1,186	783	332
	3,929	3,927	3,653	3,153	816
Currency translation and other adjustments					
Domestic	(8)	(2)	(4)	4	(1)
Foreign	(90)	(60)	(58)	13	43
	(98)	(62)	(62)	17	42
Acquisitions of businesses					
Domestic	2	—	11	83	1,871
Foreign	288	50	12	171	494
	290	50	23	254	2,365
Amounts written-off					
Domestic	(920)	(1,097)	(743)	(645)	(599)
Foreign	(548)	(422)	(293)	(190)	(185)
	(1,468)	(1,519)	(1,036)	(835)	(784)
Recoveries of amounts written-off in previous periods					
Domestic	88	38	37	54	142
Foreign	59	34	26	26	22
	147	72	63	80	164
Charged to profit and loss account					
Domestic	986	932	813	601	473
Foreign	442	529	473	383	77
	1,428	1,461	1,286	984	550
Provisions at the end of the period (1)					
Domestic	2,600	2,452	2,581	2,467	2,370
Foreign	1,628	1,477	1,346	1,186	783
	4,228	3,929	3,927	3,653	3,153
Gross loans and advances to customers					
Domestic	196,588	167,377	145,274	127,650	116,310
Foreign	153,103	89,076	81,970	66,487	54,905
	349,691	256,453	227,244	194,137	171,215
Closing customer provisions as a % of gross loans and advances to customers (2)					
Domestic	1.32%	1.46%	1.78%	1.93%	2.04%
Foreign	1.06%	1.65%	1.63%	1.77%	1.40%
Total	1.21%	1.53%	1.72%	1.88%	1.83%
Customer charge against profit as a % of gross loans and advances to customers					
Domestic	0.50%	0.56%	0.56%	0.47%	0.41%
Foreign	0.29%	0.59%	0.58%	0.58%	0.14%
Total	0.41%	0.57%	0.57%	0.51%	0.32%

Notes:

(1) Includes closing provisions against loans and advances to banks of £6 million (2003 – £7 million; 2002 – £7 million; 2001 – £8 million; 2000 – £14 million).

(2) Closing customer provisions exclude closing provisions against loans and advances to banks.

Provisions for bad and doubtful debts *(continued)*

The following table presents additional information with respect to the provisions for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Loans and advances to customers (gross)	349,691	256,453	227,244	194,137	171,215
Provisions at end of period:					
Specific provisions – customers	3,648	3,356	3,323	3,031	2,571
– banks	6	7	7	8	14
General provision	574	566	597	614	568
	4,228	3,929	3,927	3,653	3,153
Customer provision at end of period as % of loans and advances to customers at end of period:					
Specific provisions	1.04%	1.31%	1.46%	1.56%	1.50%
General provision	0.17%	0.22%	0.26%	0.32%	0.33%
	1.21%	1.53%	1.72%	1.88%	1.83%
Average loans and advances to customers (gross)	298,150	245,798	211,206	181,584	142,288
As a % of average loans and advances to customers during the period:					
Total customer provisions charged to profit and loss	0.48%	0.59%	0.61%	0.54%	0.39%
Amounts written-off (net of recoveries) – customers	0.44%	0.59%	0.46%	0.42%	0.44%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	2004		2003		2002		2001		2000	
	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %
Domestic										
Central and local government	—	0.5	—	0.5	—	0.6	—	0.4	—	1.1
Manufacturing	127	1.8	156	2.5	205	3.2	209	3.8	148	4.0
Construction	71	1.4	56	1.5	65	1.5	72	1.6	77	1.5
Finance	54	7.2	34	7.4	71	5.5	73	4.4	75	5.8
Service industries and business activities	516	8.8	599	11.4	699	11.5	627	12.9	665	12.2
Agriculture, forestry and fishing	23	0.7	20	1.0	29	1.1	31	1.2	33	1.4
Property	64	7.6	58	7.7	40	7.0	39	6.3	55	6.1
Individuals – home mortgages	32	16.5	35	18.8	60	18.5	53	19.1	35	19.0
– other	1,318	8.0	1,003	9.9	855	9.8	855	10.3	797	10.5
Finance leases and instalment credit	122	3.7	136	4.6	208	5.2	164	5.8	149	6.3
Total domestic	2,327	56.2	2,097	65.3	2,232	63.9	2,123	65.8	2,034	67.9
Foreign	1,321	43.8	1,259	34.7	1,091	36.1	908	34.2	537	32.1
Specific provisions	3,648	100.0	3,356	100.0	3,323	100.0	3,031	100.0	2,571	100.0
General provision	574		566		597		614		568	
Total provisions	4,222		3,922		3,920		3,645		3,139	

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Domestic					
Manufacturing	55	99	111	61	55
Construction	12	22	18	19	30
Finance	19	54	35	8	5
Service industries and business activities	163	393	180	176	146
Agriculture, forestry and fishing	9	4	10	5	5
Property	33	6	9	14	7
Individuals – home mortgages	4	2	2	3	12
– others	535	357	333	297	230
Finance leases and instalment credit	90	160	45	62	109
Total domestic	920	1,097	743	645	599
Foreign	548	422	293	190	185
Total write-offs*	1,468	1,519	1,036	835	784

* Includes amounts written-off in respect of banks of nil (2003 – nil; 2002 – £1 million; 2001 – £6 million; 2000 – £5 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Domestic					
Manufacturing	1	—	1	2	12
Construction	—	—	—	1	13
Finance	2	—	—	1	3
Service industries and business activities	1	3	1	5	45
Agriculture, forestry and fishing	—	—	—	—	3
Property	—	—	1	1	6
Individuals – home mortgages	1	—	—	—	—
– others	81	26	27	41	57
Finance leases and instalment credit	2	9	7	3	3
Total domestic	88	38	37	54	142
Foreign	59	34	26	26	22
Total recoveries	147	72	63	80	164

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Loans accounted for on a non-accrual basis (3):					
Domestic	3,705	3,221	3,077	2,829	2,482
Foreign	1,075	1,211	1,098	737	344
Total	4,780	4,432	4,175	3,566	2,826
Accruing loans which are contractually overdue 90 days or more as to principal or interest (4):					
Domestic	646	561	363	643	662
Foreign	79	81	129	142	168
Total	725	642	492	785	830
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:					
Domestic	14	53	144	26	43
Foreign	10	30	60	116	122
Total	24	83	204	142	165
Total risk elements in lending	5,529	5,157	4,871	4,493	3,821
Potential problem loans (5)					
Domestic	173	492	639	801	699
Foreign	107	99	544	279	73
Total potential problem loans	280	591	1,183	1,080	772
Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	76%	80%	81%	82%
Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	73%	68%	65%	65%	68%
Risk elements in lending as a % of gross loans and advances to customers	1.58%	2.01%	2.14%	2.31%	2.23%

Notes:

(1) For the analysis above, 'Domestic' consists of the UK domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2) The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.

(3) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(4) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(5) Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans					
Domestic	237	237	234	173	148
Foreign	58	55	73	60	48
	295	292	307	233	196
Interest on non-accrual and restructured loans included in net interest income					
Domestic	58	60	47	42	30
Foreign	7	3	7	14	8
	65	63	54	56	38

Analysis of deposits – product analysis

The following table shows the distribution of the Group's deposits by type and geographical area:

	2004 £m	2003 £m	2002 £m
UK			
Domestic:			
Demand deposits – interest-free	22,249	20,567	22,067
– interest-bearing	78,178	78,670	66,118
Time deposits – savings	18,205	13,238	12,180
– other	68,662	57,994	59,819
Overseas residents:			
Demand deposits – interest-free	376	830	908
– interest-bearing	12,740	9,559	8,897
Time deposits – savings	836	1,014	1,559
– other	64,141	32,531	21,824
Total UK offices	265,387	214,403	193,372
Overseas			
Demand deposits – interest-free	10,371	7,937	6,698
– interest-bearing	12,975	7,471	10,148
Time deposits – savings	21,153	15,450	15,189
– other	74,257	59,025	48,474
Total overseas offices (see below)	118,756	89,883	80,509
Total deposits	384,143	304,286	273,881
Banking business	303,328	251,986	230,144
Trading business	80,815	52,300	43,737
Total deposits	384,143	304,286	273,881
Overseas			
US	86,677	67,019	61,738
Rest of the World	32,079	22,864	18,771
Total overseas	118,756	89,883	80,509

Analysis of deposits – currency analysis

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies:

	2004 £m	2003 £m	2002 £m
Deposits by banks			
Sterling	18,958	14,574	10,998
Other currencies	80,123	52,749	43,722
Total deposits by banks	99,081	67,323	54,720
Customer accounts			
Sterling	161,636	142,551	133,404
Other currencies	123,426	94,412	85,757
Total customer accounts	285,062	236,963	219,161
Total deposits	384,143	304,286	273,881

Short term borrowings

	2004 £m	2003 £m	2002 £m
Commercial paper			
Outstanding at year end	8,391	6,968	3,515
Maximum outstanding at any month end during the year	8,391	7,032	3,515
Approximate average amount during the year	7,450	5,499	868
Approximate weighted average interest rate during the year	1.9%	1.6%	2.0%
Approximate weighted average interest rate at year end	2.6%	1.5%	1.6%
Other short term borrowings			
Outstanding at year end	95,381	84,795	72,069
Maximum outstanding at any month end during the year	96,356	94,570	72,264
Approximate average amount during the year	85,496	78,004	58,246
Approximate weighted average interest rate during the year	2.9%	2.2%	2.9%
Approximate weighted average interest rate at year end	3.1%	2.0%	2.2%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits

The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2004 Total £m
UK based companies and branches					
Certificates of deposit	18,574	3,071	1,837	66	23,548
Other time deposits	116,623	6,468	6,051	3,224	132,366
Overseas based companies and branches					
Certificates of deposit	6,703	2,674	1,719	1,594	12,690
Other time deposits	44,260	4,209	2,007	6,226	56,702
Total	186,160	16,422	11,614	11,110	225,306

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs' purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

US dollars per £1	January 2005	December 2004	November 2004	October 2004	September 2004	August 2004
Noon Buying Rate						
High	1.9058	1.9482	1,9073	1.8404	1.8105	1.8459
Low	1.8647	1.9125	1,8323	1.7790	1.7733	1.7921

	2004	2003	2002	2001	2000
Noon Buying Rate					
Period end rate	1.9160	1.7842	1.6095	1.4543	1.4955
Average rate for the period (1)	1.8356	1.6450	1.5043	1.4396	1.5204
Consolidation rate (2)					
Period end rate	1.9346	1.7857	1.6128	1.4498	1.4925
Average rate for the period	1.8325	1.6354	1.5032	1.4401	1.5160

Notes:

(1) The average of the Noon Buying Rates on the last business day of each month during the period.

(2) The rates used by the Group for translating dollars into sterling in the preparation of its financial statements.

(3) On 22 February 2005, the Noon Buying Rate was £1.00 = $1.9092.

Off balance sheet arrangements
The Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose vehicles ("SPVs")
SPVs are vehicles set up for a specific, limited purpose, do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. It has established a number of SPVs to act as commercial paper conduits for customers. SPVs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Under UK GAAP, the Group accounts for securitisations of assets originated by the Group in accordance with FRS 5 'Reporting the Substance of Transactions'. Assets are derecognised and a gain or loss on disposal recognised if all significant rights or access to benefits relating to those assets and all significant risks in those benefits are transferred to others. In cases where there is a significant change in the entity's rights to benefit and exposure to risk, the description or monetary amount relating to an asset should be changed and a liability recognised for any obligation to transfer benefits that is assumed. Where a transaction in previously recognised assets results in no significant change in the entity's rights to benefits in the assets or its exposure to risks inherent in those benefits, the assets should continue to be recognised and no gain or loss recognised. FRS 5 requires a linked presentation where a transaction is in substance the financing of an asset or pool of assets but where the item is financed in such a way that the Group can suffer a loss which is limited to a fixed monetary amount. The linked presentation involves showing the gross amount of assets securitised less the related finance on the face of the balance sheet – the net amount is included in total assets. Profit is recognised on entering into the arrangement only to the extent that non-returnable proceeds exceed the previous carrying value of the assets securitised. The Group securitises mortgage loans and other assets.

Under US GAAP, transfers of financial assets are accounted for and reported based on the application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, the Group recognises the assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished.

Transfers of financial assets where the Group has surrendered control over the transferred assets are accounted for as sales and any gain or loss recognised in earnings. Otherwise, transfers are accounted for as collateralised borrowings.

As financial intermediary, the Group arranges securitisations of client assets. These include multi-seller commercial paper conduits and client intermediation transactions. The Group has established a number of SPVs to act as commercial paper conduits. These allow customers to access liquidity in the commercial paper market by selling assets to the conduit that funds the purchase by issuing commercial paper to third parties. The Group supplies certain services and contingent liquidity support to some or all of these vehicles on an arm's length basis as well as programme credit enhancement. Other client securitisations arranged by the Group involve individual SPVs established to purchase customer assets financed by the issue of debt obligations to third parties. The Group may act as advisor to the manager of the SPV and provide liquidity facilities to it.

Under UK GAAP the Group accounts for fees received from client securitisations in line with its usual policy for similar fees from other banking activities. Undrawn liquidity lines are included within undrawn commitments in Note 41 on page 178; any drawn amounts will be included in loans and advances. The assets and liabilities of the SPVs are not recognised on the Group's balance sheet unless the SPV is a quasi-subsidiary of the Group. A quasi-subsidiary is defined in FRS 5 as 'a company, trust, partnership or other vehicle, that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits for that entity that are in substance no different from those that would arise were the vehicle a subsidiary'.

Following the issue of FASB Interpretation ("FIN") No. 46 (revised), the Group has consolidated SPVs acting as commercial paper conduits and involved in other asset-backed transactions in its US GAAP disclosures. Further information on FIN 46R can be found in Note 53 on page 199.

Lending commitments and other commitments
Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities
The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. The Group expects most guarantees it provides to expire unused. Other contingent liabilities include contingent liabilities arising out of acceptances, endorsements,

standby letters of credit, performance and customs bonds, warranties and indemnities. In accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England. In endorsing a bill of exchange, a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

The Group's contingent liabilities and commitments are set out below.

2004	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m
Acceptances and endorsements	362	—	—	—	362
Guarantees and assets pledged as collateral security	3,974	1,729	1,893	2,842	10,438
Other contingent liabilities	2,714	785	293	1,501	5,293
Documentary credits and trade related transactions	135	30	6	11	182
Undrawn formal standby facilities, credit lines and other commitments to lend	118,367	23,045	21,216	16,602	179,230
Other commitments	746	385	—	234	1,365
Total	126,298	25,974	23,408	21,190	196,870

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m
Acceptances and endorsements	595	—	—	—	595
Guarantees and assets pledged as collateral security	4,632	1,422	782	1,951	8,787
Other contingent liabilities	1,872	987	351	2,272	5,482
Documentary credits and trade related transactions	368	210	2	25	605
Undrawn formal standby facilities, credit lines and other commitments to lend	95,062	18,082	14,053	10,054	137,251
Other commitments	1,304	476	15	42	1,837
Total	103,833	21,177	15,203	14,344	154,557

Contractual obligations

The table below summarises the Group's contractual cash obligations by remaining maturity.

2004	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m
Contractual cash obligations					
Dated loan capital	371	527	2,863	7,252	11,013
Operating leases	328	597	535	2,246	3,706
Finance leases	17	38	11	126	192
Unconditional obligations to purchase goods or services	552	346	148	152	1,198
Total	1,268	1,508	3,557	9,776	16,109

2003	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m
Contractual cash obligations					
Dated loan capital	709	691	1,034	6,878	9,312
Operating leases	262	479	434	2,124	3,299
Finance leases	19	29	8	126	182
Unconditional obligations to purchase goods or services	661	211	3	—	875
Total	1,651	1,410	1,479	9,128	13,668

The tables above do not include undated loan capital. The maturity of deposits by banks is given in Note 23 on the accounts, of customer accounts in Note 24, and of debt securities in issue in Note 25.

Economic and monetary environment

Monetary policy

The Group's earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which changed in December 2003 from a 2.5% target based on the retail prices index excluding mortgage interest payments to a 2% target based on the consumer prices index, in line with other European countries.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank's Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. However, signs of recovery in the global economy led the Bank of England to increase rates five times since November 2003, to 4.75%.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but movements in sterling played a role in the MPC's monthly debates.

European Economic and Monetary Union ("EMU")

The new European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave.

On 31 December 1998, the European Currency Unit (the "ECU") was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK's economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury's assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor made a progress statement in Budget 2004, at which point he decided not to undertake an immediate further assessment of the entry tests.

The Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, the Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2004 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom

1.1 The regulatory regime applying to the UK financial services industry

The Financial Services and Markets Act 2000 ("FSMA 2000"), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This established the Financial Services Authority (the "FSA") as the single statutory regulator responsible for regulating deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA's permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money ("regulated activities"). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.

The FSA's statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain "principles of good regulation" which include recognising the responsibilities of authorised firms' own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in the Group

As at 31 December 2004, 35 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as 'authorised firms.'

The FSA supervises the banking business of the UK based banks in the Group, including The Royal Bank of Scotland plc ("The Royal Bank"), National Westminster Bank Plc ("NatWest"), Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by RBS Insurance Group, whilst life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group's partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management Division, including Adam & Co Investment Management Limited, and Coutts & Co Investment Management Limited, and in the Corporate Banking & Financial Markets Division, RBS Asset Management Ltd.

1.3 The FSA's regulatory approach and supervisory standards

The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, "controllers" of these firms.

As part of its regulatory approach the FSA carries out regular risk assessments of the firms in the Group and they are subject generally to direct and on-going FSA supervision.

Setting standards for firms

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK.

Currently, the application of its conduct of business rules to banking business and general insurance business is limited but the FSA assumed powers to regulate general insurance intermediation activities from January 2005 (as noted below).

Prudential supervision includes monitoring the adequacy of a firm's management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook ("IPSB") aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry. From 1 January 2005, insurers were the first industry segment to comply with the FSA's new IPSB requirements. Implementation for the remainder of the industry is expected in stages, from 1 January 2005 until 1 January 2008.

The EU Financial Groups Directive came into force on 1 January 2005 and was implemented as part of the FSA's IPSB requirements. This will create an additional set of regulatory requirements recognising the insurance, investment and banking business of certain financial sector groups as financial conglomerates.

Many of the standards relating to the capital, which firms must hold to absorb losses arising from risks to its business, are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

A parallel process of reviewing and revising the current EU Capital Adequacy requirements is also underway. This will impact on all European banks and investment firms. The EU Capital Requirements Directive is currently being reviewed by the EU Parliament prior to National implementation by 1 January 2008. In the UK, the relevant changes will be implemented via changes to the FSA's IPSB.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls. Banks are required to set out their policy on "large exposures" and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

Supervision and regulation *(continued)*

As regards the insurance industry, the FSA's primary objective is to regulate and supervise the industry so that policyholders have confidence that they have bought appropriate products, that UK insurers are able to meet their liabilities and that they treat customers fairly. The FSA sets requirements relating to "margins of solvency" (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular returns covering reserves and solvency to the FSA.

On 15 January 2005, the FSA commenced regulation of the sale and administration of general insurance and certain other types of insurance contracts.

Firms must also meet standards relating to senior management and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes came into force in 2004. The EU published its draft Third Money Laundering Directive which aims to consolidate the two previous Anti Money Laundering Directives. Implementation is expected in 2006.

Conduct of business standards essentially govern key aspects of firms' relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

FSA rules relating to the provision of advice on "packaged" products (i.e. personal pensions, life assurance and collective investment schemes) were changed on 1 December 2004. The previous rules required businesses either to be independent or tied to only one product provider. The FSA has now abolished these rules. There is a six month transitional period for firms to amend their documentation and processes. Firms can continue to be independent or they can associate themselves in a variety of ways with many product providers. The changes are not expected to have any significant impact on RBSG.

1.4 Focus on customers

An important element in securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to the Financial Ombudsman Service.

The FSA's high level principles require all regulated firms to treat their customers fairly. Since 2000 the FSA has undertaken a number of industry wide thematic reviews on this issue, and this activity will continue into 2005. The FSA have indicated that they will include assessment of firms' effectiveness in this area in the firms' ARROW assessments from 2005.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.5 Fraud

Towards the end of October 2004, the FSA launched its new policy on combating fraud in the financial services industry – Fighting Fraud in Partnership. The FSA is working on a programme of activities focusing on (i) actions that the FSA will take, (ii) FSA support for work by trade associations and the industry, (iii) creating closer relationships with law enforcement agencies and, (iv) the Government making fraud a higher law enforcement priority leading the development of a fraud strategy.

1.6 Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm's authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.7 Extension of the FSA's responsibilities

From 31 October 2004, the scope of the FSA's responsibilities was widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts became regulated from 15 January 2005. These activities are undertaken by companies in the Group and this extension of the scope of statutory regulation is likely to have a significant impact on how the relevant businesses operate in the future.

1.8 Other relevant UK agencies and Government departments

Consumer credit issues are covered by the Department of Trade and Industry ("DTI") and the Office of Fair Trading ("OFT") and competition issues are dealt with by the OFT.

The business of granting consumer credit is heavily regulated. Aspects of the consumer credit business are under review, at both national and EU levels. Some changes to UK legislation were implemented from October 2004 (primarily changes to advertising requirements), with others coming into force in May 2005 and legislation to further amend the UK regime scheduled for 2005. An EU Consumer Credit Directive is also under negotiation.

1.9 The European dimension
An increasing amount of national financial services regulation, in the UK and in other Member States, emanates from the European Union. An extensive programme of legislation under the EU's Financial Services Action Plan is nearly complete, aiming to develop key aspects of the single European market in financial services across its (now) 25 countries. This Plan includes significant measures such as the endorsement of International Accounting Standards, revisions of EU Company Law, the updated Investment Services Directive and Directives on Market Abuse, Distance Marketing in Consumer Financial Services, and Takeovers. Some changes were implemented in 2004, others are still being implemented, with important proposals such as the legal framework for a single European payments area still in development. A debate was launched by the European Commission in 2004 around future EU action relating to financial services, beyond major existing projects such as the Capital Requirements Directive.

2 United States
As the ultimate parent of Citizens' subsidiary banks, the company is a bank holding company within the meaning of, and subject to regulation under, the US Bank Holding Company Act of 1956, as amended (the "BHCA"), by the Board of Governors of the Federal Reserve System (the "Board"). Under current Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries. The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. However, the US Gramm-Leach-Bliley Act of 1999 (the "GLBA") permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' to engage in a significantly broader range of non-banking activities than those described above. Under the GLBA and related Board regulations, the company elected to become a financial holding company effective as of 9 February 2004.

The company's US bank and non-bank subsidiaries, and the Royal Bank and NatWest's US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens' bank subsidiaries are subject to regulation by state banking authorities and the US Federal Deposit Insurance Corporation and the Royal Bank's New York branch is supervised by the New York Banking Department. NatWest's New York branch was closed at the end of April 2004. The company's US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission and Charter One, which was acquired by Citizens in August 2004 is regulated by the Office of the Comptroller of the Currency.

3 Regulatory developments for capital and risk management
The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm's weighted risk asset calculations and associated regulatory capital triggers. This Committee published a revised framework, called Basel 2, in June 2004. Full adoption of these new rules is expected by January 2008.

Application of Basel 2 differs between jurisdictions. In the EU, the Accord becomes law through the Capital Requirements Directive (CRD/CAD3) and associated changes to national laws or regulatory guidelines (for example the FSA's Integrated Prudential Sourcebook). Within the US, regulators have the flexibility to implement the Accord directly, after a Final Notice of Prudential Rulemaking. The EU is applying the Accord to all banks and investment firms. The US is taking a different approach, mandating that their largest internationally active banks use the 'Advanced' approaches for credit and operational risk calculations; other banks can either remain on Basel 1 or 'opt-into' Basel 2. Our US subsidiary, Citizens, currently falls outside the group of mandated Basel 2 banks for purposes of US regulation.

The Accord, based around three Pillars of Minimum Capital Requirements (Pillar 1), Supervisory Review (Pillar 2) and Market Discipline (Pillar 3), presents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the banking industry as a whole. The Group is actively involved in dialogue with various regulatory groups and is taking the necessary steps to prepare for the new Accord.

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2004, the Royal Bank and NatWest had 642 and 1,631 retail branches, respectively, in the UK. Citizens had 1,613 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at St Andrew Square, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh. A new corporate headquarters is being developed at Gogarburn, Edinburgh, which is due to open in 2005.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2004 resulted in a £56 million increase in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2004 was £1,513 million (2003 – £2,613 million; 2002 – £872 million).

Major shareholders
Details of major shareholders in the company's ordinary and preference shares are given on page 117.

With the exception of Santander Central Hispano S.A. which sold (i) 86.7 million ordinary shares shares representing 2.9% of the company's ordinary share capital on 25 November 2002, (ii) 79 million ordinary shares representing 2.5% of the company's ordinary share capital on 9 September 2004 and (iii) 82 million shares representing 2.5% of the company's ordinary share capital on 27 January 2005 (and the remainder of SCH's shareholding in the company), there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary and preference shares during the three years ended 23 February 2005. All shareholders within a class of the company's shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 23 February 2005, the directors of the company had options to purchase a total of 1,800,211 ordinary shares of the company.

As at 31 December 2004, almost all of the company's US$ denominated preference shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2004, there have been no material contracts entered into outside the ordinary course of business.

Shareholder information

Contents

Shareholder information

Financial calendar

Annual general meeting	20 April 2005 at 2.00 pm, Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh
Interim results	4 August 2005
Dividends	
Payment dates:	
*Ordinary shares (2004 Final)	3 June 2005
Ordinary shares (2005 Interim)	October 2005
Cumulative preference shares	31 May and 30 December 2005
Non-cumulative dollar preference shares	31 March, 30 June, 30 September and 30 December 2005
Ex-dividend dates:	
Ordinary shares (2004 Final)	9 March 2005
Cumulative preference shares	4 May 2005
Record dates:	
Ordinary shares (2004 Final)	11 March 2005
Cumulative preference shares	6 May 2005

* If the necessary approvals are obtained from shareholders at the annual general meeting on 20 April 2005, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London W1K 3HN
Tel: 020 7337 0501
www.ShareGift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from the UK Inland Revenue or your local tax office.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and Inland Revenue practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Analyses of ordinary shareholders at 31 December 2004

	shareholdings	millions	% of total
Individuals	170,022	237.9	7.5
Banks and nominee companies	23,731	2,762.7	87.1
Investment trusts	145	0.8	—
Insurance companies	339	11.6	0.4
Other companies	2,200	144.7	4.5
Pension trusts	37	9.6	0.3
Other corporate bodies	104	5.3	0.2
	196,578	3,172.6	100.0
Range of shareholdings:			
1–1,000	129,864	45.2	1.4
1,001–10,000	61,136	166.0	5.2
10,001–100,000	4,161	105.6	3.4
100,001–1,000,000	1,041	338.9	10.7
1,000,001–10,000,000	326	926.7	29.2
10,000,001 and over	50	1,590.2	50.1
	196,578	3,172.6	100.0

Trading market

On 13 September 1995, 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 30 July 1999, 30 September 1999, 12 June 2001, 30 September 2004 and 26 August 2004 the company issued the following American Depositary Shares ("ADSs") in the United States:

7,000,000 Series D ("Series D ADSs") representing 7,000,000 non-cumulative dollar preference shares, Series D;
8,000,000 Series E ("Series E ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series E;
8,000,000 Series F ("Series F ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series F;
10,000,000 Series G ("Series G ADSs") representing 10,000,000 non-cumulative dollar preference shares, Series G;
12,000,000 Series H ("Series H ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series H;
12,000,000 Series I ("Series I ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series I;
9,000,000 Series J ("Series J ADSs") representing 9,000,000 non-cumulative dollar preference shares, Series J;
16,000,000 Series K ("Series K ADSs") representing 16,000,000 non-cumulative dollar preference shares, Series K;
34,000,000 Series L ("Series L ADSs") representing 34,000,000 non-cumulative dollar preference shares Series L; and
37,000,000 Series M ("Series M ADSs") representing 37,000,000 non-cumulative dollar preference shares Series M.

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depositary Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York as depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

At 31 December 2004, there were 238 registered shareholders of Series D ADSs, 129 registered shareholders of Series E ADSs, 144 registered shareholders of Series F ADSs, 90 registered shareholders of Series G ADSs, 90 registered shareholders of Series H ADSs, 109 registered shareholders of Series I ADSs, 73 registered shareholders of Series J ADSs, 64 registered shareholders of Series K ADSs, 9 registered shareholders of Series L ADSs and 1 registered shareholder of Series M ADSs.

On 29 March 1994 and 23 June 2003, respectively, the company issued 8,000,000 Exchangeable Capital Securities ("X-CAPs"), Series A and 34,000,000 Exchangeable Capital Securities, Series B, each in connection with a public offering in the United States. On 30 September 2004, all of the outstanding Series B X-CAPs were exchanged into 34,000,000 non-cumulative dollar preference shares, Series L. The Series A X-CAPs are listed on the NYSE and trade under the symbol 'RBSPRX'. Currently, there is no non-US market for the Series A X-CAPs.

On 20 August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities (PROs) in connection with a public offering in the United States.

The ADSs, the X-CAPs and the PRO's are listed on the NYSE.

The following table shows the high and low sales prices for each of the outstanding ADSs, X-CAPs and PROs for the periods indicated, as reported on the NYSE composite tape:

Figures in US$		Series D ADSs	Series E ADSs	Series F ADSs	Series G ADSs	Series H ADSs	Series I ADSs	Series J ADSs	Series K ADSs	Series L ADSs	Series M ADSs	Series A X-CAPs	PROs[1]
By month													
January 2005	High	26.48	27.40	28.00	25.81	25.70	25.79	26.25	26.84	24.64	26.39	26.93	124.39
	Low	26.26	26.96	27.33	25.55	25.45	25.57	25.49	26.37	24.30	26.06	26.09	120.03
December 2004	High	26.68	27.89	27.90	25.92	25.87	26.00	26.08	27.18	24.68	26.16	26.66	122.52
	Low	25.89	27.00	27.16	25.39	25.30	25.49	25.64	26.32	24.15	25.76	26.15	117.44
November 2004	High	26.96	28.30	27.78	25.67	25.58	25.88	26.07	27.12	24.45	26.05	26.37	121.24
	Low	26.50	27.67	27.25	25.41	25.41	25.45	25.81	26.78	23.89	25.45	26.03	118.07
October 2004	High	26.66	28.35	27.82	25.50	25.44	25.55	25.88	27.04	24.10	25.64	26.16	122.09
	Low	26.39	27.56	27.42	25.30	25.31	25.30	25.54	26.75	23.51	25.21	25.72	118.48
September 2004	High	27.45	28.38	28.15	25.75	25.62	25.79	26.40	27.30	—	25.35	26.34	121.77
	Low	26.42	27.56	27.45	25.29	25.19	25.29	25.53	26.52	—	25.15	25.70	117.13
August 2004	High	27.00	28.25	28.10	25.73	25.58	25.62	26.09	27.20	—	25.17	26.15	118.43
	Low	26.73	27.30	27.11	25.31	25.19	25.42	25.74	26.63	—	25.13	25.72	113.99
By quarter													
2004: Fourth quarter	High	26.96	28.35	27.90	25.92	25.87	26.00	26.08	27.18	24.68	26.16	26.66	122.52
	Low	25.89	27.00	27.16	25.30	25.30	25.30	25.54	26.32	23.51	25.21	25.72	117.44
2004: Third quarter	High	27.45	28.38	28.15	25.75	25.62	25.79	26.40	27.30	—	25.35	26.34	121.77
	Low	26.08	26.65	26.65	25.12	24.95	25.20	25.53	26.30	—	25.13	25.30	112.21
2004: Second quarter	High	27.22	29.00	28.10	25.65	25.41	26.00	26.41	27.97	—	—	26.02	122.11
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.42	25.70	—	—	25.25	110.58
2004: First quarter	High	27.90	29.00	28.45	25.90	25.67	26.25	27.05	28.00	—	—	26.61	125.14
	Low	26.96	27.99	27.65	25.30	25.15	25.70	26.17	27.21	—	—	25.74	116.87
2003: Fourth quarter	High	27.75	29.16	28.50	25.80	25.85	26.50	27.43	27.90	—	—	27.15	120.21
	Low	26.86	27.92	27.67	25.25	25.10	25.77	26.35	26.87	—	—	26.06	112.70
2003: Third quarter	High	28.30	29.15	28.97	25.85	26.04	27.12	27.19	27.84	—	—	27.00	123.89
	Low	27.24	27.30	27.20	25.23	25.28	25.65	26.30	26.05	—	—	26.00	111.06
2003: Second quarter	High	29.00	29.20	29.05	25.96	26.35	27.19	27.89	28.20	—	—	27.25	130.78
	Low	27.25	27.70	27.41	25.16	25.51	26.20	26.94	27.15	—	—	26.50	113.27
2003: First quarter	High	28.90	29.00	28.12	26.00	26.40	27.40	28.00	27.79	—	—	27.15	119.11
	Low	26.76	27.01	27.03	25.00	25.35	26.11	26.59	26.85	—	—	26.45	113.79
By year													
2004 (2)	High	27.90	29.00	28.45	25.92	25.87	26.25	27.05	28.00	24.68	26.16	26.66	125.14
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.42	25.70	23.51	25.13	25.25	110.58
2003 (2)	High	29.00	29.20	29.05	26.00	26.40	27.40	28.00	28.20	—	—	27.25	130.78
	Low	26.76	27.01	27.03	25.00	25.10	25.65	26.30	26.05	—	—	26.00	111.06
2002 (2)	High	27.77	28.20	28.00	25.73	26.05	27.08	27.50	27.30	—	—	27.00	116.36
	Low	25.74	25.53	25.15	24.46	24.27	24.50	25.45	24.79	—	—	25.35	100.07
2001 (2)	High	27.99	27.94	27.20	25.86	27.15	27.00	28.85	26.95	—	—	27.20	106.44
	Low	25.38	25.25	24.31	22.94	22.75	24.63	24.80	22.17	—	—	25.50	96.58
2000 (3)	High	25.50	25.31	24.63	23.00	22.94	25.00	25.50	—	—	—	26.00	—
	Low	20.63	19.81	19.13	18.88	17.63	19.63	21.13	—	—	—	21.56	—

Notes:

(1) Price quoted as a % of US$1,000 nominal.

(2) Year ended 31 December.

(3) 15 months ended 31 December.

Memorandum and articles of association

The company's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland. The Articles were last amended on 29 April 2004 and have been filed with the SEC.

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, ADSs, X-CAPs or PROs (a "US Holder"). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs, X-CAPs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the "New Treaty"), the prior US/UK double tax convention relating to income and capital gains (the "Prior Treaty") and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty"), are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by consulting their own tax advisers.

References below to "the Treaty" are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the Treaty, the Estate Tax Treaty and the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs

Taxation of dividends

The company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

Before 1 May 2004, if a US Holder would have been entitled to greater benefits under the Prior Treaty, that US Holder could have elected to continue to apply the Prior Treaty to dividend payments made before that date.

New Treaty

Because payments of dividends by the company to non-UK investors are not subject to UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for foreign taxes paid as a result of the payment of dividends by the company.

Prior Treaty – effect of UK tax credit

An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the company is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend.

Although a US Holder that receives a dividend from the company will not be entitled to this UK tax credit, certain US Holders are entitled to a tax credit payment (the "Tax Credit Amount"). However, a US holder would not actually receive this Tax Credit Amount because of UK withholding tax.

Dividends paid by the company and any Tax Credit Amount will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain noncorporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation for US Holders *(continued)*

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder's non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of a non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax

A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax ("SDRT")

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share.

A transfer of a registered ADS executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to SDRT.

Stamp duty or SDRT will normally be payable on or in respect of transfers of non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

X-CAPs

United States

Because the X-CAPs have no stated maturity, can be exchanged for preference shares or ADSs at the option of the company, would be treated as if they were preference shares in a winding-up of the company, and the company may elect not to make payments on the X-CAPs, the X-CAPs will be treated as equity for US federal income tax purposes.

Payments (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of X-CAPs, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on gain recognised on the disposal of the X-CAPs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Gain or loss will not be recognised by a US Holder upon the exchange of X-CAPs for preference shares or ADSs pursuant to the company's exercise of its exchange right. A US Holder's basis in the preference shares or ADSs received in exchange for its X-CAPs will be the same as the US Holder's basis in the X-CAPs at the time of the exchange and the US Holder's holding period for the preference shares or ADSs received in the exchange will include the holding period of the X-CAPs exchanged.

United Kingdom

Taxation of payments of interest

Payments on the X-CAPs will constitute interest rather than dividends for UK withholding tax purposes. However, the X-CAPs will constitute 'quoted eurobonds' within the meaning of section 349 of the Income and Corporation Taxes Act 1988, and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as X-CAPs remain at all times listed on the New York Stock Exchange or some other recognised stock exchange within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

If interest were paid under deduction of UK income tax (e.g., if the X-CAPs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of issue of the X-CAPs that interest payments should not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is in the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities.

Interest on the X-CAPs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the X-CAPs are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of X-CAPs by a non-corporate US Holder, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade, branch or agency. The exchange by such US Holder of X-CAPs for preference shares or ADSs pursuant to the company's exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder's X-CAPs in accordance with the tax treatment referred to previously.

A transfer of X-CAPs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the X-CAPs are attributable.

Annual tax charges

Corporate US Holders of X-CAPs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the X-CAPs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the X-CAPs are attributable.

Taxation for US Holders *(continued)*

Inheritance tax

X-CAPs in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to X-CAPs held through DTC (or any other clearing system), the position is not free from doubt and the Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If X-CAPs in bearer form are or become situated in the UK, or if X-CAPs are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT

No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No SDRT is payable on any agreement to transfer bearer X-CAPs provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests representing X-CAPs, provided that any instrument relating to such transfer is not executed in the UK, and remains at all times outside the UK. Depositary interests representing X-CAPs will not be "chargeable securities" for SDRT purposes, and consequently a transfer of such depositary interests will not be subject to SDRT. Although the position is not clear, the transfer on the sale of X-CAPs in registered form may attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK SDRT, generally at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. The transfer of X-CAPs in registered form to, or to a nominee or agent for, a person whose business (i) is or includes issuing depositary receipts or (ii) is or includes the provision of clearance services, may give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK SDRT, generally at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. Such transfer of X-CAPs in bearer form may give rise to a charge to UK SDRT generally at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK SDRT may also arise on the issue of X-CAPs whether in registered or bearer form to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs

United States

Payments of interest on a PRO (including any UK tax withheld therefrom) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax. See 'United Kingdom – Taxation of Payments on the PROs' below for a discussion of circumstances in which UK withholding may apply.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any Missed Payments which are to be satisfied on a Missed Payment Satisfaction Date, which would be treated as ordinary income and the US Holder's tax basis in the PRO (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the company). A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute "quoted eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a 'recognised stock exchange' within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty. If interest were paid under deduction of UK income tax (e.g., if the PROs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The UK Inland Revenue confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, the Inland Revenue has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities.

Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States of the European Union will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual resident in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of PROs by a non-corporate US Holder, will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other noncorporate tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges

Corporate US Holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; the UK Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT

No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Exchange controls
The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the company's non-cumulative dollar preference shares.

There are no restrictions under the articles of association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company's non-cumulative dollar preference shares.

Documents on display
Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB (telephone 0131 556 8555).

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or at the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Important addresses
Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009

Group Secretariat
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE
Telephone: 0131 523 0944
Facsimile: 0131 557 6140

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Registered in Scotland No. 45551

Website
www.rbs.com

Principal offices
The company
42 St Andrew Square Edinburgh EH2 2YE

The Royal Bank of Scotland plc
42 St Andrew Square Edinburgh EH2 2YE
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court West Moreland Road Bromley BR1 1DP

RBS Greenwich Capital
600 Steamboat Road
Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 8QG

The registered office of the company is 36 St Andrew Square Edinburgh EH2 2YB (telephone 0131 556 8555).

The principal place of business of the company is 42 St Andrew Square, Edinburgh EH2 2YE (telephone 0131 556 8555).

Notes

ITEM 2

RBS
The Royal Bank of Scotland Group

Annual Review and Summary Financial Statement 2004



Profit before tax up
14%







Total income up
18%

Adjusted earnings per share up
10%


RBS


RBS
Make it happen
RBS



Dividend up
15%



www.rbs.com

Make it happen

The Royal Bank of Scotland was founded in Edinburgh in 1727.

By 1900 it had over 130 branches in Scotland and had opened its first branch in London. During the 1920s and 30s it established a significant presence in England through the acquisition of Glyn, Mills and Williams Deacon's. By 1970, having merged with the National Commercial Bank of Scotland, it was the leading bank in Scotland, with over 700 branches.

During the 1980s RBS diversified its business, pioneering the direct distribution of motor insurance through the establishment of Direct Line in 1985, and entering US banking in 1988 with the acquisition of Citizens Bank of Rhode Island.

In the 1990s RBS re-engineered its retail banking business, removing processing activities from branches, and segmenting the Bank's customers and associated service propositions. Over the same period RBS developed and implemented its multi-brand, multiple channel strategy, launching direct banking in 1994, and the UK's first comprehensive internet banking service in 1997, together with financial services operations in partnership with Virgin and Tesco in the same year.

In 2000 RBS successfully completed the £21 billion acquisition of NatWest, the biggest takeover in British banking history, creating a Group with over 20 million customers, £400 billion assets and 110,000 employees worldwide. The NatWest integration was completed successfully in February 2003, with the original targets for cost savings and revenue benefits exceeded.

Since the acquisition of NatWest, RBS has continued to grow the business through the combination of strong organic growth and acquisitions. In the US, Citizens' footprint has been expanded from New England into the Mid-Atlantic states through the acquisition of the Mellon Bank regional franchise, and into the Midwest though the acquisition of Charter One, completed in 2004. Citizens is now one of the top ten US commercial banking organisations by deposits. In insurance, the acquisition of Churchill broadened the product and distribution channel capabilities of Direct Line and created the second largest general insurer in the UK. In corporate banking, RBS has entered the US, Continental European and Asia Pacific markets.

Make it happen

Highlights of 2004

- Income up 18% to £22.8 billion
- Cost:income ratio improved from 42.6% to 40.8%
- Profit before tax, goodwill amortisation and integration costs up 15% to £8.1 billion
- Profit before tax up 14% to £6.9 billion
- Adjusted earnings per share rose by 10% to 172.5p
- Final dividend of 41.2p giving a total for the year of 58.0p per share, up 15%

Contents

Financial highlights

- Profit before tax, goodwill amortisation and integration costs up 15%
- Profit before tax up 14%
- Final dividend of 41.2p giving a total for the year of 58.0p per share, up 15%
- Total shareholder return close to 100% over the last five years

Income (£m)



12,353
14,556
17,016
19,281
22,754
2000 proforma
2001
2002*
2003*
2004

The Group's total income grew by 18% to £22,754 million in 2004.

Adjusted cost:income ratio (%)



51.9
45.3
44.2
42.6
40.8
2000 proforma
2001
2002*
2003*
2004

The Group's cost:income ratio in 2004 improved to 40.8% from 42.6% in 2003. The cost:income ratio is based on operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income.

Profit before tax, goodwill amortisation and integration costs (£m)



4,401
5,773
6,540
7,068
8,101
2000 proforma
2001
2002*
2003*
2004

The Group's profit before tax, goodwill amortisation and integration costs increased by 15% to £8,101 million in 2004.

Profit before tax (£m)



3,327
4,252
4,652
6,076
6,917
2000 proforma
2001
2002*
2003*
2004

The Group's profit before tax, rose by 14% to £6,917 million in 2004.

*2002 and 2003 have been restated following the implementation of FRS 17.

proforma results assume acquisition of NatWest on 1 January 2000.

Total shareholder return



250
200
150
100
50
0
Index
1999
2000
2001
2002
2003
2004
RBS
FTSE 100
31 December 1999 = 100
Source: Datastream

Adjusted earnings per share (pence)



101.8
127.9
146.3
157.2
172.5
2000 proforma
2001
2002*
2003*
2004

Earnings per share increased by 10% to 172.5p for 2004, adjusted for goodwill amortisation and integration costs, and in 2001 – 2003 for the AVS dividend.

At the end of 2004 The Royal Bank of Scotland Group was the world's 5th largest banking group, with a market capitalisation of £56 billion.

Our three principal areas of operation are the UK, US and Europe. In each of these the scale of our businesses has significantly grown over the past five years through strong organic growth and acquisitions. We are also expanding our activities in the increasingly important Asia Pacific region.

The bulk of both our income and assets continues to be in the UK, although the US and Europe are making a growing contribution.

The number of people we employ and the number of customers buying banking products and financial services from the Group are growing in the UK and internationally. We now employ 137,000 people worldwide (on a full time equivalent basis).

Dividend per ordinary share (pence)


58.0
50.3
43.7
38.0
33.0
2000
2001
2002
2003
2004

The directors have recommended a final dividend of 41.2p which, when added to the interim dividend of 16.8p, makes a total for 2004 of 58.0p, an increase of 15%.

Market capitalisation (£bn)


55.6
47.8
48.8
43.2
42.1
2000
2001
2002
2003
2004

The Group's market capitalisation at 31 December 2004 was £55.6 billion compared with £48.8 billion a year earlier.

Geographic analysis: Income


1
7
15
77

	%
UK	77
US	15
Europe	7
Rest of World	1

Geographic analysis: Employees


1
5
19
75

	%
UK	75
US	19
Europe	5
Rest of World	1

Chairman's statement

In 2004 we maintained the momentum of our good performance of recent years. We achieved strong organic growth across our activities. In addition, through various acquisitions, we strengthened our existing businesses outside the UK and established additional options for future growth.

Financial performance
In 2004 the Group profit before tax, goodwill amortisation and integration costs increased by 15% to £8,101 million (2003 – £7,068 million). Total income grew by 18% to £22,754 million (2003 – £19,281 million), while operating expenses grew by only 13% to £9,662 million (2003 – £8,524 million). The 2003 results have been restated following the implementation of FRS 17.

Dividends
The Board has recommended a final ordinary dividend for the year of 41.2p per share which, with the interim dividend of 16.8p per share, makes a total for the year of 58.0p per share, an increase of 15%. The total amount payable to shareholders in the form of ordinary dividends for 2004 is £1,837 million.

Staff profit sharing
Due to the strong financial performance of the Group, we have again set the staff profit share for the year at 10% of basic salaries.

Acquisitions
During 2004 we strengthened our activities outside the UK through several acquisitions.

In the United States, we acquired Charter One, which enabled Citizens to extend its franchise into six adjacent states. We completed the acquisition of Roxborough Manayunk Bank, in Pennsylvania, which had been announced in 2003, and also acquired the credit card business of People's Bank and the merchant acquirer Lynk Systems, Inc.

In Continental Europe we acquired Bibit, the internet payment specialist. In Ireland, we completed the acquisition of First Active, announced in 2003.

Board of directors
At the forthcoming annual general meeting in April 2005, Sir Angus Grossart and Lord Vallance will retire from the Board, after 19 and 12 years service respectively. Both Vice-chairmen have served the Board extremely well during a period of unparalleled development of our Group. Their contribution, wisdom and guidance has been greatly valued, and their experience through the ups and downs of economic cycles will be missed.

Iain Robertson, Chairman of Corporate Banking & Financial Markets, will also retire at the annual general meeting. I recruited Iain to the bank 13 years ago, and in this period he created what is, in my opinion, the UK's best corporate relationship bank and increased its contribution to our profits some 50 fold.

I would also like to acknowledge the excellent service of Norman McLuskie who retired from the Board in August 2004 as Chairman, Retail Direct. Norman joined the Group in 1982 and was appointed an executive director in 1992. He was a valued member of my senior team and held a number of key positions, including Deputy Chief Executive, UK Bank.

Emilio Botin and Juan Inciarte, both directors of SCH, resigned from the Board in November 2004, having served for over 15 and 9 years respectively. I would like to pass on my personal thanks for their contribution which has brought an extra dimension to Board discussions. During their Board membership a highlight of our strategic alliance with SCH, which began in 1988, was its financial support of the Group's successful acquisition of NatWest in 2000.

In September 2004, three new non-executive directors were appointed. Archie Hunter was formerly Scottish senior partner of KPMG, Bud Koch was formerly chairman, president and chief executive officer of Charter One Financial, Inc., and Joe MacHale was formerly a senior executive with JP Morgan. Each of our new directors bring with them the experience to further strengthen the Board.

Outlook
Economic growth during 2004 was strong in virtually all of the economies in which we operate, and this trend is expected to continue in 2005, though at a slightly lower rate.

We remain confident that the strength, diversity and flexibility of our business will enable us to continue to deliver superior performance for our shareholders.

Sir George Mathewson, Chairman



Group Chief Executive's review



In 2004 we continued to achieve strong growth across our activities, both organically and through acquisitions. We increased our total income by 18% and improved our cost:income ratio to 40.8%. Our profit before tax, goodwill amortisation and integration costs increased by 15% to £8,101 million. All our divisions increased their income and their contribution to Group profit.

It is pleasing that we continued to deliver strong organic growth across our businesses, on top of the strong performance in previous years.

In addition to delivering strong organic growth, we completed several acquisitions during 2004. The largest of these was the US bank Charter One, which enabled Citizens to expand into several adjacent Midwestern states around the important cities of Cleveland, Chicago and Detroit. As a result of organic growth and acquisitions, Citizens is now the 8th largest commercial banking organisation in the United States, by deposits.

Through smaller acquisitions, we have established a presence in credit card issuing and merchant acquisition in the United States, and a strengthened position in Continental Europe. These extensions to our capabilities enhance the options for the Group to expand its activities outside the United Kingdom. During 2004 we reached agreement to distribute credit cards to the customers of The Kroger Co., the second largest supermarket group in the United States, and to distribute consumer loan products to the customers of Tchibo, a leading German retailer.

All integrations of recently acquired businesses are on track. Several major stages in the IT conversion of Churchill have been completed successfully. Implementation of the plan to integrate First Active is well under way and the initial stages in the conversion of Charter One have already been implemented. In each case, we are confident that we shall be able to deliver the expected transaction benefits.

Our customers

We aim to deliver value for our customers. Our success in achieving this in 2004 is shown by increased customer numbers in each of our divisions, as well as by positive surveys of customer satisfaction. In Retail Banking for NatWest, the option to call branches direct and the appointment of over 1,000 additional branch staff have led to significant improvements in customer satisfaction. During 2004 we again won many awards for our products and services.

Our people

Our people are the key to our success. The continuing commitment of our employees, even after their very hard work in previous years completing the integration of NatWest, is evident from the results of our 2004 Employee Opinion Survey. In this survey, the response rate was 84%, our highest ever, and the Group improved its score in 14 of the 15 categories surveyed. We continue to invest in our employees through an extensive range of development and leadership programmes. As a result of organic growth and acquisitions, staff numbers increased by 15,700 in 2004.

Our shareholders

Our principal goal is to create value for our shareholders. A key measure of our success towards this goal is the rate of increase in our dividend per share. This is the 12th consecutive year in which we have increased our dividend per share by 15% or more. Our 2004 dividend per share was covered nearly three times by adjusted earnings.

Business outlook

We continue to see strong growth in lending to commercial and mid-corporate customers, and some recovery in demand from large corporates, with consumers continuing to behave rationally given the prevailing climate and stimuli in their particular economies. Whilst in the UK context we would expect the transition away from consumer credit-led activity to continue, the outlook for employment and hence the economy remains positive.

In a number of respects, 2004 represented a continuation of established themes within our results: strong income growth, improving efficiency, good credit quality. Importantly however, the continued development, both organic and through acquisition, of our businesses has introduced further strength and diversity in key areas.

As a consequence, we remain confident that we can deliver superior value for our shareholders, our customers and our people in 2005.

Sir Fred Goodwin, Group Chief Executive

Group profile

We continue to seek new opportunities to build and broaden the Group's business in the UK, US, Europe and Asia Pacific.

United Kingdom


CBFM
Retail Banking
Retail Direct
Manufacturing
Wealth Management
RBS Insurance
Ulster Bank

	2004
Income (£bn)	17.5
Operating profit (£bn)	5.6
Loans to customers (£bn)	233
Deposits by customers (£bn)	200
Employees	103,000

US


CBFM
Retail Direct
Citizens

	2004
Income (£bn)	3.5
Operating profit (£bn)	1.7
Loans to customers (£bn)	73
Deposits by customers (£bn)	67
Employees	26,000

Europe

CBFM
Retail Direct
Manufacturing
Wealth Management
RBS Insurance
Ulster Bank

	2004
Income (£bn)	1.6
Operating profit (£bn)	0.7
Loans to customers (£bn)	36
Deposits by customers (£bn)	15
Employees	7,000

Asia Pacific

CBFM
Wealth Management

	2004
Income (£bn)	0.2
Operating profit (£bn)	0.1
Loans to customers (£bn)	3
Deposits by customers (£bn)	3
Employees	1,000

TOTAL	2004
Income (£bn)	22.8
Operating profit (£bn)	8.1
Loans to customers (£bn)	345
Deposits by customers (£bn)	285
Employees	137,000

Divisional profile



Corporate Banking & Financial Markets

Chief Executive
Johnny Cameron

Geography
UK, US, Europe and Asia Pacific

Corporate Banking & Financial Markets (CBFM) is the leading corporate bank in the UK, providing banking services and integrated financial solutions to medium-sized and large businesses.

CBFM is also a major provider of financing and risk management solutions to international corporate and institutional clients through operations across Europe, the US and Asia Pacific.

With all clients, CBFM focuses on building long-term relationships and meeting their specific needs.

In 2004 CBFM continued to grow in the UK whilst expanding its operations in other markets.

Market data

- Serves over 95% of the FTSE 100
- Serves over 75% of the FTSE 250
- Serves 60% of Fortune 100 companies in the US
- Banking relationships with over 90% of the Dow Jones Eurostoxx 50
- No.1 Bookrunner of European leveraged loans
- No.1 Global Agent for traditional US dollar cross-border private placements
- No.1 provider of sterling FX and interest rate derivatives
- No.1 for US government bond sales, RBS Greenwich Capital
- Top 3 for global currency options
- No.4 Bookrunner for Syndicated Loans in Europe, Middle East & Africa, up from No.7 in 2003
- Top 5 globally for FX


RBS
angel



Retail Banking

Chief Executive
Benny Higgins

Geography
UK

Through two of the UK's best-known banking brands, The Royal Bank of Scotland and NatWest, Retail Banking has the largest network of bank branches and ATMs in the UK. It offers a wide range of banking, financial, insurance, life assurance and pension products through branches, direct banking and the internet. It is the leading bank for students and for small business customers. During 2004 Retail Banking continued to expand its customer base and grow its loan portfolio, particularly in mortgages and deposits.

Market data

- Largest retail network in the UK
- 2,273 branches
- Over 4,600 Natwest and Royal Bank of Scotland ATMs
- Over 14 million personal customers
- Largest provider of banking services to small and medium sized enterprises (SMEs) in the UK
- Over 1.1 million business customers


The Royal Bank of Scotland
NatWest



:tail Direct

ıief Executive
ıris Sullivan

Geography
UK, US and Europe

ɛtail Direct has leading positions in the UK in credit card issuing, ıerchant acquiring, consumer finance and supermarket banking. offers a comprehensive range of credit and charge cards through ne Royal Bank of Scotland, NatWest and other brands, including :INT. Other products and services are offered to consumers ırough Tesco Personal Finance, The One account, First Active, ıirect Line Financial Services, Lombard Direct and other brands. hrough Streamline it is the leading merchant acquirer in the UK nd Europe, and ranks 4th globally. Retail Direct also offers credit ard issuing and acquiring services in the US and Europe, and a ange of consumer finance products in Continental Europe.

:arket data

- **Almost 19 million customer accounts**
- **Nearly 15 million credit card and storecard accounts**
- **Over 2 million customer accounts in Europe**



Manufacturing

Chief Executive
Mark Fisher

Geography
UK and Europe



Manufacturing's diverse range of services supports the customer facing operations of the Group's multiple brands. It provides customer support via telephony, account management, lending, mortgage processing and money transmission.

Group Technology continually develops and maintains the infrastructure and technology that supports the branches, ATMs and internet banking for customers of CBFM, Retail Banking, Retail Direct, Wealth Management and RBS Insurance.

Purchasing is responsible for the vast majority of purchasing undertaken by the Group, leveraging its scale to maximise cost efficiencies.

The Group's property portfolio is managed, maintained and refurbished by Manufacturing which also oversees the property investment programme.

Market data

- **No.1 in UK for cheque payments**
- **No.1 in UK for Bank Automated Clearing System (BACS) transactions**
- **No.1 in UK for Clearing House Automated Payment System (CHAPS) transactions**
- **Runs the UK's largest ATM network**


NatWest
DIRECT
TESCO
life
insurance



Wealth Management

Chief Executive
Gordon Pell

Geography
UK, Europe, Asia Pacific and offshore locations

Wealth Management provides services to clients through premier brands in UK private banking and UK offshore banking, and through a network of more than 50 offices globally. Coutts, Adam & Company and Coutts Bank von Ernst in Switzerland offer private, corporate and expatriate client services including banking, wealth management, investment management, financial planning and trust and fiduciary services. The offshore banking business offers retail banking services to local and expatriate customers and corporate banking and treasury services to corporate, intermediary and institutional clients.

Market data

- Premier UK private banking brand
- Over 100,000 private banking customers
- Third largest foreign-owned bank in Switzerland
- A leading player in offshore banking in the UK
- 170,000 offshore customers


NatWest



RBS Insurance

Chief Executive
Annette Court

Geography
UK and Europe

RBS Insurance is the second largest general insurer in the UK. It sells and underwrites general insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK.

Market data

- Second largest general insurer in the UK
- No.1 for UK motor insurance
- No.2 for UK home insurance
- Over 22 million in-force policies
- Over 8 million UK motor policies
- Over 5 million UK home policies
- Largest tele-direct motor insurer in Spain
- Over 1.6 million international motor policies


DIRECT L
NIG
Devitt



ister Bank

ief Executive
ormac McCarthy

Geography
Ireland

llster Bank is the third largest bank in Ireland. During 2004 llster Bank completed the acquisition of First Active, which trengthened its position in the Republic of Ireland and enhanced s capabilities in mortgages. Ulster Bank provides a full range f banking and financial products and services, for personal ustomers and corporates, via branches, telephone and the internet.

arket data

- Third largest bank in the Republic of Ireland
- Largest bank in Northern Ireland
- 1.5 million personal and business customers
- 300 branches and business outlets
- No.2 for mortgages in the Republic of Ireland


First Active



Citizens

Chairman, President and Chief Executive Officer
Larry Fish

Geography
New England, Mid-Atlantic and Midwest regions of US

Citizens is now the eighth largest banking organisation in the US by deposits. The acquisition of Charter One in 2004 enabled it to expand into six adjacent states in the northeastern and midwestern US. Citizens offers personal banking, residential mortgages and home equity loans, and a wide variety of commercial banking services, through its growing network of city centre, local and supermarket branches.

Market data

- Eighth largest commercial banking organisation in the US ranked by deposits
- Third largest supermarket bank in the US
- No.2 US Small Business Administration lender
- 4.8 million personal and business customers
- Retail presence in 13 states and products and services available in over 30 states
- Over 1,100 traditional bank branches
- Nearly 500 in-store branches
- Over 2,800 ATMs



Corporate Banking & Financial Markets

- Profit contribution £4,265 million (2003 – £3,620 million)
- Total income up 12%
- Profit up 18%


Rue Bourbon
Bourbon
COMMUNITY
CC'S
COFFEE HO
BELLSOUTH

BellSouth. Enabling new leadership in the US wireless industry: in 2004 RBS Greenwich Capital provided BellSouth, a Fortune 100 communications services company, with financing advice for Cingular's acquisition of AT&T Wireless – creating the biggest wireless carrier in the United States. Acting as joint bookrunner, RBS Greenwich Capital placed US$1.5 billion of securities across the US, European and Asian markets.

Make it happen



Corporate Banking & Financial Markets (CBFM) provides banking services and integrated financial solutions to corporate and institutional customers in the UK and around the world through its presence in the major financial centres across the globe.

We are committed to developing long-term relationships with our clients and providing solutions that are targeted at meeting their specific needs.

CBFM's extensive product range includes cash and liquidity management and comprehensive debt, risk management and treasury services. Debt services include overdraft, bilateral and syndicated lending and primary bond issuance, trade finance and asset finance, and through our Structured Finance business, structured, property and acquisition finance, project and infrastructure finance (including PPP/PFI). Risk management and treasury services include global interest rate derivatives trading, corporate, institutional and sovereign debt trading, futures brokerage, foreign exchange, money markets, currency derivative and rate risk management services.

Operating through three principal businesses – Core Corporate Bank, Structured Finance and Financial Markets – CBFM focuses on addressing client needs in two broad groupings: banking services for UK businesses, and banking services for global corporates and institutions.

Banking services for UK businesses

In the mid-market, in the UK, CBFM serves the full spectrum of corporate and commercial customers and is the UK's No.1 corporate relationship bank, with 33% market share.

CBFM is also the market leader in large corporate banking in the UK, with relationships with over 95% of the FTSE 100, and over 75% of the FTSE 250. It has well established and rapidly expanding corporate and institutional client franchises in Continental Europe, North America and in selected markets in Asia Pacific.

As the UK market leader in the provision of corporate banking services, CBFM provides a full range of traditional banking services through 1,500 relationship managers in 150 offices across the country and offers additional products and services through a number of business areas that are tailored to different client needs.

In a highly competitive market, CBFM achieved strong growth in its core UK mid-market business. We have broadened and deepened our product range to be as relevant as possible to our customers. We have enhanced our service model to ensure our relationship managers spend more time with them, understanding their businesses and addressing their domestic and international needs, and less time undertaking administrative tasks.

Amongst our specialist businesses, Lombard is the leading provider of asset finance to UK businesses, catering for a wide range of financing options ranging from traditional hire purchase, leasing and contract hire through to complex, bespoke solutions.

RBS Commercial Services (RBSCS) is the largest invoice discounting business in the UK. RBSCS provides financing of debtors and stock, credit control services and bad debt protection for customers to cover against debtor default.

CBFM's integrated approach ensures that customers also benefit from the full range of capabilities in the Structured Finance and Financial Markets businesses.

RBS is the fastest growing corporate relationship bank in Europe. CBFM has relationships with 80% of the CAC 40, the largest companies in France. In Germany we have relationships with more than 75% of the DAX 30 companies.


T
Make it happen

Transmanche Ferries. Transmanche Ferries operates cross-channel ferries between the Seine Maritime region of France and the south coast of England, carrying both trade and tourists. Our Corporate Banking team in Paris joined forces with a series of specialist teams from across Europe to arrange the €100 million credit facility to allow Transmanche to purchase two new state-of-the-art ferries.



Examples of our delivery to clients in 2004 include:

⏩⏩⏩ With a groundbreaking finance structure, we were able to act as Sole Bookrunner and Mandated Lead Arranger for the £530 million debt package supporting the secondary buyout of Baxi, one of the leading providers of heating products and services in Europe.

⏩⏩⏩ We provided Songbird Estates plc, a special purpose acquisition vehicle, with £901 million of acquisition financing for their purchase of Canary Wharf Group plc.

⏩⏩⏩ We acted as Lead Arranger for award winning care and services provider Barchester Healthcare in their £525 million acquisition of nursing home group, Westminster Healthcare.

⏩⏩⏩ We provided an export loan facility for Hammersmith-based XPAP Recycling Ltd, an exporter of pulp from the UK and Europe to SE Asia.

⏩⏩⏩ In the voluntary sector CBFM has provided ongoing assistance to Acevo – the professional organisation for voluntary sector chief executives that seeks to influence national policy concerning the charities sector.

Banking services for Global Corporates and Institutions

⏩⏩⏩ A key feature of CBFM in the global debt/financing markets is our focus on long-term relationships, backed by our strong balance sheet and suite of value-added product capabilities.

⏩⏩⏩ CBFM currently has relationships with over 90% of the Dow Jones Eurostoxx 50 index of leading European companies and we have made excellent progress developing relationships across Europe. In addition to growing operations in France, Germany, Spain and Italy, we are the leading property leasing company in the Nordic region. Our new branch in Stockholm offers a broad range of CBFM products to Scandinavian clients. In each of these countries we aim to be the top non-domestic corporate bank.

⏩⏩⏩ In the US, CBFM is successfully deploying the same relationship-led approach that is used in the UK and Continental Europe to progressively build the business. During 2004 we launched a new corporate bonds business that builds on our industry-leading US government bonds and asset-backed securities operations at RBS Greenwich Capital.

⏩⏩⏩ CBFM has been building its presence in selected markets in Asia Pacific as well as growing the business in Australia where we now offer a wide range of products to both corporate and institutional customers. In 2004 we opened branches in Australia and Shanghai and gained approval for new offices in Korea and Labuan, Malaysia.

⏩⏩⏩ Structured Finance has expertise in specialised financing around the globe. In Europe we are the market leader as an arranger of project finance, property finance, and acquisition finance, working particularly closely with the growing number of private equity sponsors. We are now seeing very good growth in these businesses in the US as well. We are also a leading European asset finance provider, particularly in trains and aircraft, through Angel Trains and RBS Aviation Capital.

⏩⏩⏩ Financial Markets has continued to grow in sterling, US dollar and euro bond markets and over the last two years RBS has been the fastest growing player in the euro bond market, providing further evidence of RBS's position as a global force in the bond markets. Our foreign exchange business, where we are now one of the market leaders, is ranked 5th in the world.

Deals undertaken in 2004 include:

⏩⏩⏩ RBS was Joint Bookrunner and Liquidity Provider for Aviva's £418.5 million UK equity release mortgage securitisation, a new fast-growing sector in the UK mortgage market.

For the last five years RBS has been the leading provider of banking services to UK businesses with a current market share of 33%.

Shire Foods
Shire Foods, creators of "Football's Famous Chicken Balti Pies", now supply over 60 football clubs. Commercial Banking provided £3.7 million of property and leasing finance for a new production facility in Leamington Spa.


BALTI PIES


RBS


RBS
The Royal Bank of Scotland




RBS


mel
Secure Systems Ltd

Pendragon
Pendragon is the UK's leading motor vehicle retailer. Selling a wide range of marques from Porsche to Ford, it turned to our Midlands Corporate Banking team as Joint Mandated Lead Arranger for a £450 million Syndicated Facility.


YVV 811


Lombar

Mel Secure Systems
Mel Secure Systems is one of the UK's leading providers of wireless CCTV technology. Commercial Banking and RBS Commercial Services helped finance a move to new premises and provided factoring facilities.


Make it happen

Make it happen


lombard
angel

⏩⏩⏩ We were the only bank to be appointed on every sterling bond transaction that Network Rail executed in 2004. These included a £2.25 billion deal, the largest ever single tranche sterling bond issue outside the gilt market.

⏩⏩⏩ With the role of Joint Bookrunner and Joint Lead Manager, we provided Lloyd's of London with a debut subordinated issue, the first time Lloyd's have raised funds in the bond market in their 300+ year history.

⏩⏩⏩ The strength of our UK/German links was demonstrated when RBS was awarded the biggest banking tender in the UK corporate marketplace in 2004 when gaining the sole UK transmission banking contract for RWE Group AG, one of Europe's largest utility groups.

⏩⏩⏩ In Italy, we acted as Joint Bookrunner for the €1.3 billion senior notes offering for Lighthouse S. A. guaranteed by Seat Pagine Gialle. The transaction was the largest ever single tranche high yield bond issued in the European market and was named High Yield Deal of the Year by Credit Magazine.

⏩⏩⏩ We acted as Bookrunner and Mandated Lead Arranger in the €4.5 billion financing of Auna Group, the second largest telecommunications group in Spain. The deal was the largest structured syndicated transaction in Spain in 2004.

⏩⏩⏩ We acted as a Joint Bookrunner for Wal-Mart, the largest retailer in the world, in a £1 billion sterling bond issue, equal to the largest ever long-dated corporate bond issue.

⏩⏩⏩ We completed our first securitisation-related transaction in South Korea – a US$100 million warehouse loan for Samsung Card Co.

⏩⏩⏩ We were Financial Adviser and Bookrunner for the record-breaking US$7.63 billion Qatargas II project financing, which provided funds for the development of offshore and liquefaction facilities in Qatar as well as an LNG import terminal in South Wales. Qatargas II was voted EMEA gas deal of the year by PFI Magazine.

⏩⏩⏩ In the United States we held the role of Joint Lead Arranger in the leveraged buyout of Mandalay Resort Group by MGM MIRAGE. At US$7 billion, the friendly acquisition was the largest leveraged deal of 2004.

Selected Awards

⏩⏩⏩ Best Mid-Market Debt Provider in Europe 2004
European Venture Capital Journal

⏩⏩⏩ World's Best Project Finance House
Euromoney

⏩⏩⏩ Best Global Bank
Project Finance International

⏩⏩⏩ Best Senior Debt Provider in Europe (for the 4th year running)
Private Equity International

⏩⏩⏩ Best cross border securitisation, for Korea First Bank
Finance Asia

⏩⏩⏩ Bank of the Year: RBS Greenwich Capital
Real Estate Finance Investment's CMBS Awards

⏩⏩⏩ Ranked No.1 for sterling swaps for 12 consecutive years
Risk Magazine

Retail Banking

- Profit contribution £3,279 million (2003 – £3,170 million)
- Total income up 6%
- Profit up 3%

Student Banking. Access to cheap train travel is high on the priority list for many students across the UK. So offering a free Young Persons Railcard giving 30% off most rail fares for 5 years has proved a popular addition to NatWest's student banking service. NatWest was once again the No.1 bank for students in 2004, increasing its market share of first year students in England and Wales from 25% to 42%.

Make it happen



Retail Banking has the largest network of bank branches and ATMs in the UK, and is the leading bank for small business customers. During 2004 Retail Banking expanded its customer base, grew its loan portfolio, particularly in mortgages, and increased its deposits. Retail Banking increased its total income by 6% to £4,742 million.

⏩⏩⏩ Retail Banking increased its personal customers by 268,000 (2%) and its personal current accounts by 291,000 (3%) in 2004. Retail Banking was particularly successful in recruiting youth and student accounts. Retail Banking also maintained its leading market share of small business customers.

⏩⏩⏩ Average loans and advances to customers grew by 17%. Average mortgage balances increased by 21%, personal loans by 14% and small business loans by 13%. Average customer deposits grew by 8%.

Customer service

⏩⏩⏩ We continue to provide our customers with a choice of ways to contact us, including telephoning the branches direct.

⏩⏩⏩ Royal Bank of Scotland is rated number one for overall customer satisfaction in Scotland.

⏩⏩⏩ NatWest is the number one bank for students. Of first year students in England and Wales, 42% chose to open an account with us, compared with 25% last year.

⏩⏩⏩ Our internet banking service continues to see strong growth. Active customer numbers are up 39% on 2003, and the number of customers applying to use the service rose by 41%. The average daily volume of internet payments rose by 49% in 2004.

⏩⏩⏩ Royal Bank of Scotland launched its thirteenth mobile banking service in August, serving 20 villages near Helensburgh. Our mobile banks now serve more than 300 rural communities in Scotland.

⏩⏩⏩ We have stepped up our efforts to protect our customers from increasingly sophisticated attempted frauds. We have introduced new processes to make it easier for customers to report suspected fraudulent activity on their accounts, and improved protection against wrongful transfer of funds.

⏩⏩⏩ Our new mortgage processing system has improved the efficiency and quality of our service. This is reflected in the numerous awards we have won for our mortgage services.

Retail Banking provides a wide range of financial products and services to both the personal and small business markets through a combination of its branches, telephone banking, the internet and its network of ATMs.


Make it happen

Current Bank Account: James Walker, a sprightly 76 year old enjoys, amongst other hobbies hand painting table cloths. He has taken advantage of a range of our retail banking products available in his local branch in Edinburgh, including an interest bearing current account and a deposit and interest savings tracker account.



⏩ A new system of screen prompts enables our branch and telephone banking staff to identify products or services that are directly relevant to our customers' financial needs. These prompts help us to spot ways of saving our customers money – one customer in four has expressed interest in pursuing the conversation.

Products

⏩ Our new Offset Banking Service allows both NatWest and Royal Bank of Scotland customers to set their current and savings account balances against a mortgage. This saves interest and shortens the life of the mortgage. Unlike other banks, we offer the Offset Service to small businesses as well as personal customers.

⏩ Over 70,000 customers have signed up for the Royalties Premier Account, which combines all the features of a current account with a range of services to save them time and money. The benefits include a personal travel adviser, home emergency service, worldwide family travel insurance and discounts on a wide range of books, DVDs, restaurants and financial services.

⏩ Customers can now top up their mobile phones through our 4,600 NatWest and Royal Bank of Scotland ATMs. Customers simply insert their cash card and select the "mobile phone top-up" option to credit their prepay phones. 1.2 million transactions have taken place since the service was launched in April 2004.

Business customers

⏩ We helped our business customers to grow with total lending up 11% in 2004. Customer balances in our competitive range of deposit products grew by 7%.

⏩ The Flexible Business Loan, launched in August, is a market-leading product which allows customers to customise their loan. They can pick the options that suit them best at the start of the loan, and then change them if their circumstances alter.

⏩ NatWest and Royal Bank of Scotland lent £546 million last year to small businesses based in the most deprived areas of the UK.

⏩ Mentor, our small business advice service, saw a 49% increase in net income. Significant improvements in our service offering and stronger relationships with our Business Relationship Manager networks helped to increase our customer base by 44%.

⏩ Royal Bank of Scotland's Agricultural Services team have offered their general farm insurance product in conjunction with Farmweb insurance brokers for their first full year during 2004. This product can be tailored to meet the individual needs of farm businesses under one policy, including an increasing range of diversification activities.

Retail Banking places customer service at the heart of its strategy, measuring and improving its delivery on a continuous basis.

Branch Network
Alan Bembridge with his dog Henry is a regular visitor to Derby's St Peter Street branch, one of over 2,200 branches in the Group. We are able to supply him with letters, brochures and statements in both large print and braille.




NatWest






NatWest


The Royal Bank of Scotland

Offset Mortgage
An offset mortgage from his local branch of The Royal Bank of Scotland has provided James Sheriff with the financial flexibility he needed to realise his dream of flying.



Business Customer
SJ Solicitors in Ilford is a NatWest business banking customer. Our flexible business loan offers them a range of payment options and the ability to match their outgoings with available cash flow.


NatWest
Business Banking



Make it happen



Awards

⏩⏩⏩ NatWest
- Best Bank for a record eleventh time
- Best Offset Lender

Your Mortgage Magazine Awards

⏩⏩⏩ Royal Bank of Scotland
- Best 100% mortgage lender

Your Mortgage Magazine Awards

⏩⏩⏩ NatWest
- Five Star Service award in the Mortgage Lenders and Packagers category
- Most Improved Mortgage in the Mortgage Lenders and Packagers category

Financial Adviser Service Awards

⏩⏩⏩ NatWest
- Best Direct Mortgage Provider (for the fifth time)
- Best Direct Business Banking Provider

⏩⏩⏩ Royal Bank of Scotland
- Best Direct Banking Provider (our fourth consecutive win)
- Best Online Business Banking Provider

Your Money Direct Awards

⏩⏩⏩ Royal Bank of Scotland – Best Current Account Provider (voted by readers for the second year running)

Personal Finance Magazine

⏩⏩⏩ Royal Bank of Scotland voted Remortgage Lender of the Year.

Financial Adviser Mortgage Awards

⏩⏩⏩ Royal Bank of Scotland named Mortgage Lender of the Year.

Mortgage Strategy

⏩⏩⏩ Royal Bank of Scotland voted Best Provider of Commercial Mortgages for Small Businesses.

Mortgage Introducer Magazine

Retail Direct

- Profit contribution £1,040 million (2003 – £881 million)
- Total income up 16%
- Profit up 18%


RBSLynk

Lynk: Lynk Systems of Atlanta was acquired by RBS during 2004. Lynk provides electronic payment, cash dispensing and e-commerce services across the US to over 75,000 merchants. Already a top 4 global player through Streamline, RBS now has access to the world's largest credit card market and the opportunity to offer state of the art technology to its business customers in Citizens, Charter One and RBS Corporate Banking. The City of Boston is both a Citizens and Lynk customer.

Make it happen


RBS
NatWest
0000 0000

Retail Direct has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking. During 2004 Retail Direct built on its position, through its range of strong brands and direct channels, and expanded its activities outside the UK. Retail Direct increased its total income by 16% to £2,129 million.

During 2004 Retail Direct increased its total customer accounts by 14% to 18.9 million. Retail Direct achieved organic growth in its credit card, personal loan and mortgage customers, and in its merchant acquiring relationships. Retail Direct also increased its customer base through acquisitions in the Netherlands and the US.

Average loans to customers grew by 19%. Average card balances grew by 24%, reflecting the launch of the MINT card and the acquisition of the credit card business of People's Bank. Personal loan balances grew by 17% and mortgage lending by 16%.

Cards business

Our credit card issuing businesses combine to make one of the largest in the UK. In merchant acquiring, RBS is number one in the UK, and ranks fourth globally.

During 2004 Retail Direct continued to grow the number of UK credit card accounts through The Royal Bank of Scotland, NatWest and newly-established MINT brands.

The MINT credit card was successfully rolled out in 2004. With its curved-shape card, MINT brought about the first development in the shape of the credit card in the UK since their introduction 38 years ago, and is recognised by customers as an innovative and forward-thinking brand. The new MINT brand makes full use of the internet channel, with over 45% of credit card applications being made online. By the end of 2004, 711,000 cards had been issued with balances amounting to £1 billion. MINT's development continued with the launch of MINT loans in October 2004.

Retail Direct continued to achieve strong growth in its commercial card business. The innovative commercial 'One' Card product, which offers an expense and payment management solution for businesses, continued to grow and strengthen our relationships with SMEs, corporate and commercial enterprises.

In merchant acquiring 2004 was another record year for Streamline, which processed over 2.7 billion transactions.

WorldPay, our internet payment specialist, also had a record year, reflecting strong growth in the volume of shopping on the internet. During 2004, WorldPay further strengthened its position following the acquisition of Bibit, an internet payment specialist based in the Netherlands. WorldPay is now the leading internet payment specialist in the EU, and provides services to internet retailers in over 40 countries.

We respond to our customers' evolving needs by making diverse and innovative products accessible through a variety of convenient channels.


TESCO
life
life insurance
TESCO

TPF – Life Insurance. Tesco Personal Finance is the most successful supermarket bank in the UK with close to 5 million customers. Our award-winning Life Insurance product provides the security and peace of mind that family and loved ones are protected.

Make it happen



⏩⏩⏩ Retail Direct opened a new state-of-the-art Credit Card Centre in Southend. This purpose-built centre creates an excellent working environment for our employees, helping them to deliver improved service for our customers.

⏩⏩⏩ Retail Direct is an industry leader in the Chip and PIN programme which provides customers with enhanced security against fraud. Almost all our terminals in retailers are now equipped with the new technology, and by the end of 2004 80% of our customers' credit cards and debit cards had been replaced with chip-enabled cards.

⏩⏩⏩ In June 2004, First Active mortgages were launched in the UK, building on the Group's acquisition of First Active in Ireland in January 2004. First Active mortgages were offered initially through intermediaries, and subsequently by telephone and the internet. By the end of 2004, mortgage applications amounted to £1 billion.

⏩⏩⏩ Lombard Direct and Direct Line Financial Services increased their personal loan balances.

⏩⏩⏩ Primeline, our direct banking business, increased its customers by 8% through new affiliate relationships with partners such as BA Executive Club.

Tesco Personal Finance

⏩⏩⏩ Tesco Personal Finance extended its position as the most successful supermarket bank in the UK. It achieved a further increase of more than 10% in its customer accounts, to 4.8 million, including 2.4 million motor and other insurance policies and 1.7 million credit cards.

⏩⏩⏩ Tesco Personal Finance launched an innovative new 'Instant' Life Insurance package, to augment the range of instant products already available in store including breakdown cover and travel insurance.

⏩⏩⏩ Tesco Personal Finance extended its activities in Tesco stores in Hungary and Ireland.

International

⏩⏩⏩ In Continental Europe, Retail Direct continued significant organic growth in volumes, both in its traditional business and increasingly in direct loans. Retail Direct also established a presence in the US.

⏩⏩⏩ In Continental Europe, Retail Direct acquired Bibit, an internet payment specialist based in the Netherlands.

⏩⏩⏩ Retail Direct reached agreement with Tchibo to distribute consumer loan products to its customers. Tchibo is a leading retailer in Germany, where it has around 1,000 stores.

Retail Direct continued

We have continued to seek new opportunities to build Retail Direct's business through organic growth, strategic acquisitions and new partnerships in the UK, US and Europe.

▸▸ Tchibo
We have expanded our distribution capability in Europe through our partnership with Tchibo which has around 1,000 stores in Germany alone. The brand reaches over two thirds of Germany's households.


Tchibo


WorldPay




Kroger
MasterCard


one accou


RBS
RBS

▸▸ Streamline International
Winner of the Queen's Award for Enterprise within the International Trade Category.


Streamline

▲▲ The Kroger Co.
We have expanded our distribution capability in the US through our partnership with The Kroger Co., which is the second largest supermarket in the US, with 3,774 stores.


ComfortCard
einfach schnell flexibel


ommerce, Loc
www.bibit.com

Make it happen



⏩⏩⏩ In the US, Retail Direct led the acquisition of the credit card business of People's Bank. Migration of this business to the newly-established RBS National Bank is on track. Retail Direct also acquired Lynk Systems, the 9th largest merchant acquirer in the United States. Credit cards and merchant acquiring services will be offered to the business customers of Citizens, Charter One, and RBS Corporate Banking.

⏩⏩⏩ Retail Direct established a partnership with The Kroger Co. to distribute credit cards to its customers. The Kroger Co. is the second largest supermarket in the United States, with 3,774 stores. During the second half of 2004, a Kroger credit card with a Kroger rewards feature was launched in Ohio, and will be expanded to other states during 2005.

Awards

⏩⏩⏩ Streamline International – The Queen's Award for Enterprise within the International Trade category

⏩⏩⏩ MINT – The Innovation Award
Institute of Financial Services for its advertising campaign

⏩⏩⏩ The One account – Best Current Account Mortgage Lender
Your Mortgage Awards

⏩⏩⏩ The One account – 5 star award
Financial Adviser Service Awards

⏩⏩⏩ The One account
- Bank Lender of the Year 2004
- Offset Mortgage Lender of the Year

Financial Adviser Awards

⏩⏩⏩ The One account – Best Lifestyle Lender
Mortgage Strategy Awards

⏩⏩⏩ Tesco Personal Finance
- Best Direct Life Insurance Provider
- Best Online Motor Insurance Provider
- Best Direct Motor Insurance Provider
- Best Online Personal Loan Provider

'Your Money' Awards

⏩⏩⏩ Tesco Personal Finance – Most Competitive Term Assurance Provider
Money Facts

⏩⏩⏩ Tesco Personal Finance – Best Personal Loan Provider
Personal Finance Magazine

⏩⏩⏩ Lombard Direct – Best Personal Loan Provider
Moneyfacts

⏩⏩⏩ Lombard Direct – International Best Personal Loan Website
MAPA

⏩⏩⏩ Primeline – Marketing Employer of the Year Award
Marketing

Manufacturing

Manufacturing is the backbone of RBS, supplying IT, processing, telephone, property and purchasing support for the Group's customer-facing divisions.


RBS
Make it happen

Spinningfields, Manchester. Spinningfields has involved the re-development of a substantial brownfield site. The Group employs around 5,000 people in Manchester and has consolidated a number of its major businesses here on one campus. A similar strategy has been implemented in London and Birmingham, and Edinburgh will follow in 2005.



During 2004 Manufacturing supported increased volumes of business and made good progress on the IT integrations of Churchill and First Active. Manufacturing also completed regional centres for RBS employees in Birmingham and Manchester and maintained its leading position in purchasing.

»»» During 2004 Manufacturing opened 893,000 new personal accounts. This was equivalent to 491 new accounts per working hour.

»»» We processed over 21 million CHAPS payments valued at over £40 trillion – 8% more in volume than 2003.

»»» During 2004 call centres supporting The Royal Bank of Scotland and NatWest received 71 million calls, 3 million more than in 2003. Royal Bank of Scotland and NatWest customers can telephone their branch or use our automated service. They can speak to our UK based call centre staff 24 hours a day, 365 days a year.

»»» During 2004 Manufacturing printed and despatched 349 million bank statements and insurance documents to RBS customers, an increase of almost 7% over the previous year.

»»» Our network of over 6,100 ATMs processed 576 million transactions during 2004. The daily average volume was 1.6 million transactions, dispensing £96 million.

»»» Since April 2004, when we enabled customers to top-up their prepay mobile phones through our ATM network, there have been a total of 1.4 million such transactions through Royal Bank of Scotland, NatWest and Tesco Personal Finance ATMs.

»»» We established dedicated corporate service centres to deal exclusively with our corporate and commercial customers.

»»» During 2004 Group Technology helped RBS Insurance complete several major stages in the conversion of Churchill onto the core IT platform.

»»» The IT operations of seven businesses were consolidated onto the Group Technology IT platform in 2004 – Direct Line, Green Flag, Retail Investment Services, Lombard Direct, The One account, Wealth Management and Lombard Asset Management.

Manufacturing continued

Often referred to as 'The Engine Room', Manufacturing enables the Group to function 24 hours a day, 365 days a year.

TNT
Group Purchasing continue to develop strategic partnerships with a number of suppliers – for example, TNT now make over 9,400 deliveries and collections on behalf of the Group every day.


RBS
TNT











Image and Workflow
Our new Image and Workflow system captures customer letters and turns them into electronic images, which can be processed efficiently by service centre staff.

Make it happen


Application Form

Mail Handling and Logistics
During 2004 we transformed our mail handling and logistics, saving over 35 miles of paper every night, and creating a 'next day' delivery network.


RBS





⏩⏩⏩ Group Technology upgraded the technology serving the branch networks – delivering high-speed bandwidth capability to 2,273 branches.

⏩⏩⏩ A new mortgage system to support multiple brands across the Group was introduced in 2004. This has enabled a significant reduction in the time taken to process mortgage applications and improve customer service.

⏩⏩⏩ Manufacturing completed over 215,000 new mortgage applications for Group customers.

⏩⏩⏩ Manufacturing has introduced 'Image and Workflow' technology into its service centres to help reduce the amount of paper in circulation and improve efficiency. As each piece of paper comes into the centres, it is stored as an image that can be called up and processed at any location.

⏩⏩⏩ Group Property manages 3,384 properties for the Group, including 2,273 branches. The combined floor area of these properties is 2.2 million square metres.

⏩⏩⏩ During 2004 Manufacturing invested in developing new properties for the Group. Over 4,000 employees moved into new premises in Manchester and Birmingham.

⏩⏩⏩ We received an "excellent" rating from BREEAM (Building Research Establishment Environmental Assessment Method) for the design, construction and building management of the Group's new headquarters at Gogarburn, which is nearing completion.

⏩⏩⏩ Our e-sourcing programme continues to be one of the largest of any financial services company in the world. More than 100 on-line bidding events, with a total value in excess of £2.5 billion, have taken place since the inception of the programme in 2001.

⏩⏩⏩ We launched a new e-purchasing system, which provides a "one-stop-shop" for goods and services purchased by employees across the Group. The new on-line ordering process has already been used by 10,000 employees.

⏩⏩⏩ We donate the use of our call centres to national charity campaigns. During Children in Need in November, three of our centres took over 22,000 pledge calls contributing over £610,000 to the total raised.

Awards

⏩⏩⏩ Corporate Occupier of the Year
Scottish Property Awards

⏩⏩⏩ Best Direct Banking Provider
Your Money Magazine (fourth year running)

⏩⏩⏩ Best use of Contact Centres
Financial Sector Technology

⏩⏩⏩ Best use of IT in Retail Banking
(for ATM mobile phone top-up project)
European Banking Technology Awards

Wealth Management

- Profit contribution £468 million (2003 – £402 million)
- Total income up 17%
- Profit up 16%


MADE TO MEASURE
Coutts
Coutts

Ozwald Boateng. The name Ozwald Boateng is synonymous with the finest of Saville Row tailoring. During 2004, Coutts launched a new super premium charge card, designed by Ozwald Boateng. Cardholders benefit from a concierge service and hospitality packages at events such as Wimbledon, the Monaco Grand Prix and the Cannes Film Festival.

Make it happen.



Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. It has a network of more than 50 offices globally. During 2004 Wealth Management expanded its business in the UK and internationally and completed the integration of Bank von Ernst. Its total income increased by 17% to £948 million.

- Wealth Management expanded its client base – particularly in the UK, where client numbers grew by 8%.
- Average loans to clients grew by 9%, while average client deposits grew by 4%.
- Investment assets under management increased by 7%, allowing for exchange rate movements, and excluding acquisitions and disposals.
- Coutts continued to enhance its position as the leading private bank in the UK. Coutts increased the number of private bankers across its regional network by 38%.
- Adam & Company continued its ten year record of profit growth, benefiting from continued investment in additional private bankers.
- Investment programmes within Wealth Management have grown by 25% to US$17 billion and continue to perform competitively against industry benchmarks. Coutts is a significant investor in multi-manager hedge funds with more than US$6 billion invested.
- Outside the UK, Coutts completed the integration of Bank von Ernst, which was acquired in 2003, to create Coutts Bank von Ernst, which is now the third largest foreign-owned bank in Switzerland.
- Coutts Asia celebrated ten years in Hong Kong in 2004. Coutts continues to expand its team of private bankers in Hong Kong, to take advantage of rapid economic growth in the region.

Awards

- Coutts
  - Best UK bank for wealthy entertainers
  - Best UK bank for wealthy sports players
  - Best for super affluent

Euromoney

- Best use of long-only multi manager structures

Private Asset Managers

- Awarded Cool Brand Leaders status

The Superbrands organisation

- Customer Contact Centre of the Year Finalist

National Customer Service Awards

RBS Insurance

- Profit contribution £862 million (2003 – £609 million)
- Total income up 52%
- Profit up 42%


Make it happen

RBS Insurance Field Team. RBS Insurance has field teams based all over the country, visiting homes to assess damage and authorise claims to proceed, so our customers can return their lives to normal just as quickly as possible.



RBS Insurance is the second largest general insurer in the United Kingdom. Its brands include Direct Line, Churchill, Privilege, Green Flag and NIG. As a result of organic growth and the full year impact of Churchill, which was acquired in September 2003, RBS Insurance increased its total income by 52% to £4,934 million.

⏩⏩⏩ Across its range of brands and products, RBS Insurance increased its total policies in-force by 2 million to over 22 million. Within this total motor policies increased by 5% to almost 10 million.

⏩⏩⏩ In the United Kingdom, RBS Insurance is the No.1 motor insurer, with over 8 million policies, and the No. 2 home insurer, with over 5 million policies.

⏩⏩⏩ In Continental Europe, RBS Insurance increased its motor insurance policies by 15% to 1.6 million.

⏩⏩⏩ RBS Insurance now has almost 5 million motor rescue policies sold through Direct Line, Churchill and Privilege and through many partners under their brands.

⏩⏩⏩ RBS Insurance increased its travel insurance policies to 1.65 million to become the No.2 travel insurer, and its pet insurance policies to almost 500,000.

⏩⏩⏩ The Direct Line red phone continues to have the highest awareness of any general insurance brand. Direct Line's sponsorship of Channel 4's set of top rating property programmes has proved extremely successful.

⏩⏩⏩ Churchill embarked on a new marketing campaign in June, featuring the popular nodding dog brand and his famous "Oh Yes!" catchphrase. The campaign focused on the benefits of the service and reinforced the potential savings that could be made by switching to Churchill. The campaign was a major success, delivering record levels of brand awareness and sales.

⏩⏩⏩ The Privilege brand was re-launched in August with a new TV campaign, featuring Joanna Lumley. The marketing campaign is targeted at customers with 4 or more years no claims discount.

⏩⏩⏩ In October, a new intermediary business was created. The new company, RBS Insurance Brokers, provides commercial insurance for small business customers of Retail Banking.

⏩⏩⏩ NIG is the broker channel specialist within RBS Insurance, offering personal and commercial insurance through a large number of UK insurance brokers.

RBS Insurance continued

RBS is the strength behind some of the UK's biggest and best known brands offering customers more choice and better products.

Churchill Pet Insurance
Churchill gives pet owners the peace of mind that they can meet the cost of treatment for their pets, should they need it.




TESCO
www.tesco.com


NIG
home insurance
that's right
up your street


DIRECT LINE
Rescue
DIRECT LINE
Rescue





Motor Rescue
Green Flag is called out to help motorists over 100 times an hour.


Green Flag

Motor Repair Centres
Our network of motor repair centres, with teams of specialists to assess damage and complete repairs, ensure that our customers are back on the road as quickly as possible.





Make it happen


privilege
Devitt

⏩⏩⏩ In addition to selling insurance under its own brands and through the broker channel, RBS Insurance sells a range of insurance products through partners under their brands, through UKI Partnerships, its dedicated partnerships division. UKI Partnerships continued to build on its position as a leading wholesale provider by adding to its impressive list of clients, and underlined its ability to work alongside high-profile brands.

⏩⏩⏩ The integration of Churchill is on track, with the major stages in IT conversion completed.

⏩⏩⏩ In response to emergency situations such as the floods at Boscastle, our Assistance business put dedicated teams on the ground to deal with claims promptly and efficiently.

⏩⏩⏩ Direct Line and Green Flag Motoring Assistance continue to be headline sponsors of Road Safety Week. This is an annual event, in November, to address road safety issues, organised by the national road safety charity Brake. In 2004 Green Flag Motoring Assistance supported 'Beep Beep' day – an event aimed at providing road safety education for pre-school children.

⏩⏩⏩ Direct Line Pet Insurance has been working with the Scottish Society for the Prevention of Cruelty to Animals (SSPCA) since 1998. So far this has raised over £70,000 for the charity.

Awards

⏩⏩⏩ Direct Line – Best Car Insurer
Personal Finance Magazine

⏩⏩⏩ Devitt – Product of the Year (Services)
Motorcycle News Dealer Awards

⏩⏩⏩ Direct Line – voted Best Insurance Call Centre by readers
The Mail on Sunday

⏩⏩⏩ Direct Line – Best Household Insurance Provider
Mortgage Magazine

⏩⏩⏩ Green Flag Motoring Assistance – Best Direct Breakdown Cover Provider
2004 Your Money – Direct Awards

⏩⏩⏩ Green Flag Motoring Assistance – Best Online Breakdown Cover Provider
2004 Your Money – Direct Awards

⏩⏩⏩ Churchill – Best Online Pet Insurance Provider
2004 Your Money – Direct Awards

⏩⏩⏩ Churchill – Best Online Home Contents Insurance Provider
2004 Your Money – Direct Awards

⏩⏩⏩ Direct Line – Insurer/Underwriter of the Year
International Travel Insurance Journal

Ulster Bank

- Profit contribution £468 million (2003 – £354 million)
- Total income up 28%
- Profit up 32%


First Active
mortgages & investments
First Active

New Branch. Our €887 million acquisition of First Active was completed in January 2004, consolidating our position as one of the top 3 providers of financial services across Ireland. First Active plc is a niche provider of mortgage and investment products offering specialist advice to consumers. We continued the extensive investment programme in First Active's distribution network with the opening of an additional four mortgage and investment stores in the Republic of Ireland.

Make it happen



Ulster Bank is the third largest bank in Ireland. During 2004 Ulster Bank completed the acquisition of First Active, which strengthened its position in the Republic of Ireland and enhanced its capabilities in mortgages. As a result of organic growth and the acquisition of First Active, Ulster Bank's total income increased by 28% to £743 million.

▸▸▸ Ulster Bank achieved strong growth in both personal and business customers. It now has 1.5 million personal and business customers.

▸▸▸ Average loans to customers grew by 72%, while average customer deposits grew by 35%. Excluding First Active, average loans to customers grew by 27%, and average customer deposits by 8%.

▸▸▸ A principal reason for the growth in lending was rapid expansion of the combined mortgage book. In the Republic of Ireland, mortgage sales across the Ulster Bank and First Active brands increased by 60%. In Northern Ireland, Ulster Bank increased its mortgage sales by over 30%.

▸▸▸ Ulster Bank continued to expand its credit card business. Ulster Bank is now the leading provider of credit cards in Northern Ireland and is growing rapidly in the Republic of Ireland.

▸▸▸ Ulster Bank achieved strong growth in commercial lending in both the Republic of Ireland and in Northern Ireland. Notable transactions included the first Public Private Partnership for the regeneration of a central Dublin public housing complex, and the financing of Tynagh Power, one of the largest deals of its type in Ireland in 2004.

▸▸▸ 2004 was a very successful growth year for Business Centres in the Republic of Ireland, demonstrating the strength of the operating model. Its loan book increased by 43% driven by drawdowns which were up 65% on 2003.

▸▸▸ Various innovative products were introduced during 2004. Ulster Bank launched U First Gold, a premium current account with a range of financial and lifestyle benefits, and an award-winning switcher mortgage service. First Active launched tracker mortgages and 100% mortgages for professionals.

▸▸▸ Ulster Bank has worked closely with Manufacturing to plan and implement the integration of First Active. In connection with this, the IT platforms supporting both Ulster Bank and First Active will be converted to RBS's main IT platform which already supports both the Royal Bank of Scotland and NatWest.

Awards

▸▸▸ The Ulster Bank Switcher Mortgage – Top Home Loan

The Sunday Tribune

▸▸▸ The Ulster Bank Zinc Card – Top Credit Card

The Sunday Tribune

▸▸▸ Ulster Bank's Aimhigher campaign was recognised with a special citation for Corporate Social Responsibility

Ireland President's Awards

Citizens

- Profit contribution £1,037 million (2003 – £857 million)
- Total income up 31% to US$3,923 million
- Profit up 36% to US$1,900 million


WEST
INTERSTATE
ILLINOIS
88


Charter One
135

Charter One. In 2004 Citizens Financial Group acquired Charter One in a US$10.1 billion transaction our largest to date in the US. It extends our footprint in the US into the Midwest, giving us a presence in 13 of the US states and reaching around a third of the country's population. On completion, Citizens Financial Group, with US$131 billion in assets, became the 8th largest commercial banking organisation in the US by deposits.

Make it happen



Citizens is now the 8th largest commercial banking organisation in the US by deposits. During 2004 Citizens acquired Charter One, which enabled it to extend its franchise into six adjacent states in the northeastern and midwestern US. As a result of this acquisition and strong organic growth, Citizens increased its income by 31% to US$3,923 million.

»»» Citizens has increased its income and profit in each of the last 12 years as a result of strong organic growth and a series of successful acquisitions.

»»» In 2004, Citizens increased its personal customer base by 2.0 million to 4.4 million. Excluding Charter One, personal customers increased by over 200,000. Organic growth was achieved by Citizens in both its New England and Mid-Atlantic regions.

»»» Citizens increased its business customer base by 174,000 to 400,000 during 2004. Excluding Charter One, business customers grew by 32,000 in the New England and Mid-Atlantic regions.

»»» As a result of the acquisition of Charter One and organic growth, Citizens achieved a significant increase in its distribution outlets. Traditional branches increased from 605 to 1,117. In-store branches grew from 261 New England and Mid-Atlantic locations to a total of 496 across Citizens. ATMs grew from 1,638 to 2,804.

»»» Citizens now ranks 7th in the US among commercial banking organisations in the number of branches and 9th in ATMs.

»»» Citizens' supermarket banking programme almost doubled through the acquisition of Charter One. Citizens is now the 3rd largest supermarket bank in the United States, with almost 500 in-store branches and 30 different partnerships with retailers including Stop & Shop, Giant Eagle, Acme, Kroger, Tops and Wal-Mart.

»»» Including the impact of the acquisition of Charter One, total year end loans to customers grew by 91%, while total year end customer deposits grew by 58%. Excluding Charter One, total year end loans to customers grew by 17%, and total year end customer deposits by 13%.

»»» The acquisition of Roxborough Manayunk Bank strengthened Citizens' position in Greater Philadelphia.

»»» Citizens processed almost 1.1 million credit applications and closed US$20 billion of new consumer loans during 2004. Citizens is now a leading home equity lender and bank auto lender in the United States.

Organic growth and acquisitions have taken Citizens to the top 10 rankings in deposits among US commercial banking organisations.

Citizens now ranks seventh in the US in the number of branches and ninth in ATMs.


25

Phillies. We've become a big player in Philadelphia following the successful acquisition of the Mellon regional banking franchise. The Phillies new Major League Baseball stadium, under Citizens' sponsorship, has been renamed Citizens Bank Park, boosting awareness of the brand in the Mid-Atlantic region. Citizens' "Ballpark Bankers" drive fans from the parking lots in golf carts and usher them to their seats in the stadium.

Make it happen



▶▶▶ In addition to lending at the community banking, middle market and large corporate levels, Citizens supplements its Corporate Banking with additional services and expertise sourced from RBS Corporate Banking and Financial Markets. Services include interest rate protection, foreign exchange, cash management, asset finance and administration.

▶▶▶ Charter One opened 48 new branches, 31 of them at in-store locations, after its acquisition by Citizens.

▶▶▶ The conversion of Charter One accounts to the Citizens platform is well under way. The first group of deposit customers and nearly 475,000 indirect auto loans were converted to Citizens systems in November 2004.

▶▶▶ In the autumn of 2004, Citizens initiated a "Switch Support" programme with an automated concierge service designed to smooth the transition of customers switching to Citizens and Charter One from other banks.

▶▶▶ During 2004, the number of Citizens' online banking customers grew by 58% to almost 724,000. Including Charter One, Citizens Financial Group now has more than 1.4 million enrolled online banking users.

▶▶▶ Citizens' new online banking platform was launched in October. It offers bill payments, cheque imaging, email alerts and online statements, and positions its internet banking proposition strongly against other large banks in the United States.

▶▶▶ Citizens' new web-based cash management information reporting system, Money Manager GPS, features a full line of transaction-initiation options – including wire transfer, stop payments and positive pay decision-making. The Cash Management team invests more than US$5 billion per night in overnight sweep accounts and services more than 20,000 Cash Management customers.

▶▶▶ Branch automation was enhanced during 2004 in every Citizens Bank branch in the New England and Mid-Atlantic regions, enabling branch staff to serve customers faster and more efficiently.

▶▶▶ Citizens is introducing internet-based paperless loan documentation, online pipeline reporting and electronic processing to its Consumer Finance operations, maintaining their top tier position in the United States.

▶▶▶ Citizens and the Commonwealth of Pennsylvania announced a partnership offering US$100 million in loan funds over the next two years at a low interest rate to companies that agree to create jobs in Pennsylvania. The Citizens Job Bank hopes to create 4,000 new jobs across the state.

▶▶▶ Following extraordinary flooding damage in the wake of Hurricane Ivan, in September 2004, Citizens provided special lending offers to the community to help support flood relief efforts in western Pennsylvania. It also distributed emergency assistance funds to colleagues affected by the flooding.

Citizens continued

Two new innovative community initiatives in the Mid-Atlantic and New England, the Citizens Jobs Bank and the Citizens Housing Bank, are helping create new jobs and affordable housing within the company's footprint.

New Branches
Charter One has an extensive program of opening new branches to extend its market reach and provide additional customer convenience and choice.










Citizens Bank


Citizens Bank

Yankee Candle
Yankee Candle Company is the leading designer, manufacturer and retailer of premium scented candles in the US. Citizens' Corporate Banking was the lead agent in a US$200 million syndicated deal, providing additional funding for future growth.


Yankee Candle Co.

Affordable Housing
Allston Brighton Community Development Corporation provides affordable housing in Boston. Citizens provides homebuyer education, and financing of affordable homes for families like Clara Benites and her daughter, Serduce.





Make it happen



⏩⏩⏩ Citizens created The Citizens Housing Bank to provide up to US$200 million in low-interest loan funds to non-profit housing developers to create more affordable housing units in New England.

⏩⏩⏩ Since it began in 2002, Citizens' innovative Community Champions program has assisted 35 small, non-profit agencies in New England and five in Pennsylvania dedicated to significant social service issues like community health care, disadvantaged youth services, homelessness, hunger and affordable housing. Citizens will extend this initiative into the Midwest within the next year.

⏩⏩⏩ More than 90 colleagues have benefited from Citizens' military leave policy, which was extended above and beyond legal requirements, to bridge pay and benefits to cover the duration of military leave. We also gave employees with serving family members time off with pay, and help with travel expenses.

⏩⏩⏩ Our enhanced activity in the Charter One geography during 2004 included multi-year community partnerships with the Indianapolis Colts, the National Football League's Indiana franchise, and the "Cuse Cares" community service program for student-athletes at Syracuse University in central New York.

⏩⏩⏩ Citizens Bank Park, the new home of Major League Baseball's Philadelphia Phillies, opened in April 2004. The 25-year naming rights and promotional agreement with the Phillies has strengthened Citizens' community presence and enhanced the brand in and around Philadelphia.

⏩⏩⏩ Citizens was the No.1 US Small Business Administration lender in the Mid-Atlantic and New England regions and the No. 2 lender in the US for the third consecutive year. We made 5,695 SBA-backed loans totalling more than US$232 million, a 38% increase in loan volume over 2003.

Awards

⏩⏩⏩ Citizens Bank New Hampshire – 2004 Business of the Year

Business NH Magazine

⏩⏩⏩ Citizens Bank – Best Places to Work in Pittsburgh. It was also named "best" in the large company category.

Pittsburgh Business Times

⏩⏩⏩ Citizens Bank – first Corporate Citizen Award

The Organization for a New Equality, Boston

Corporate Responsibility

We improved our position to 2nd equal in the Dow Jones Sustainability World Index for the banking sector, scoring 22% above the global average for the sector.



Money Advice Trust. The RBS Group has given £1.8 million over three years to the Money Advice Trust to promote and improve free, confidential and impartial money advice. The charity offers a structured approach to managing personal debt, so helping individuals gain control of their finances. The increased funding from the RBS Group goes towards a number of projects, including the production of self-help materials for clients, improved training for advisers and the development of an 'e-learning resource'.

Make it happen

In 2004 we published our first Corporate Responsibility Report. While the Annual Report quantifies our financial success, the Corporate Responsibility Report provides a qualitative insight behind the figures into the policies and practices which ensure that our financial returns are sustainable in the long term.

The growth of the RBS Group depends as much on our understanding and fulfilment of our responsibilities as on our financial skills.

The first responsibility of any company to society is to be successful. Success requires us to balance the differing interests of our stakeholders. We must provide the high quality products and services our customers want, at a price they can afford. Our shareholders demand and deserve a healthy return on the capital they entrust to us, which we achieve through growth and profit. We owe our employees stable, safe and fair employment. We must work productively with government and regulators. We attach importance to managing our environmental impact and making a genuine contribution to the communities in which we operate.

Successful companies must not only conduct their business in a manner that goes beyond legal compliance. They must satisfy the increasing demand to define, implement and report the "non-financial" elements of their business practice. We respect the need to assure our key stakeholders that an organisation of the scale and complexity of the RBS Group is managed with integrity and consistency. Our first Corporate Responsibility Report is available from *http://www.rbs.com/crreports*

Supporting international principles

The Equator Principles and UN Global Compact

In 2003 we adopted the Equator Principles of socially responsible investment and became a signatory to the Ten Principles of the UN Global Compact. Our work in 2004 has focused on implementing the Equator Principles within our business and incorporating the UN Global Compact Principles into our policies and procedures.

Benchmarking

The Group participates in a number of corporate responsibility indexes and surveys:

FTSE4Good

The Group continues to meet the socially responsible investment criteria required for inclusion in the FTSE4Good Index.

Dow Jones Sustainability Indexes

The Group has been selected as a component for both the Dow Jones Sustainability World Index (DJSI World) and Dow Jones STOXX Sustainability Index (DJSI STOXX).

The Group ranked 2nd equal in the Dow Jones Sustainability World Index for the banking sector, bringing our overall score to 64%, an increase of 5%. Our score was 22% above the global average for the sector.

Business in the Community

We participated in the Business in the Community CR Index for the first time, achieving 91.5% and ranking 27th within the top 100.

Business in the Environment

The most recent annual Business in the Environment (BiE) FTSE 350 Index of Corporate Environmental Engagement survey showed a further 1% improvement on the previous year.

The growth of the RBS Group depends as much on our understanding and fulfilment of our responsibilities as on our financial skills.

£1m Donation
The RBS Group donated £1 million at Christmas to the top ten charities selected by our employees.




NatWest
The Royal Bank of Scotland







Community Cashback Awards
This scheme supports employees who give their time and skills to help local community projects.
In 2004, 5,518 employees participated, generating contributions of £1.9 million across the UK.

Stocksbridge Training & Enterprise Partnership (STEP)
in South Yorkshire, supported by the RBS Group, assists people in finding new forms of employment outside the declining steel industry.



Double Matching Give As You Earn
2,800 charities received £6.4 million through our unique, award winning double matching Give As You Earn scheme.




NatWest
Supergrounds

Make it happen

Our 2004 performance

»»» We employ 137,000 people worldwide. We are one of the largest corporate taxpayers in the UK. In 2004, dividends to shareholders totalled £2.1 billion and payments to suppliers were over £5 billion.

»»» 84% of employees completed the 2004 Employee Opinion survey. In 13 out of 14 categories the Group performed ahead of the ISR Global Financial Services norm.

»»» We provide 45% of the finance to businesses in the most deprived inner-city areas. NatWest and the Royal Bank of Scotland are sponsoring "Rethinking Regeneration: Enterprise for All?" in conjunction with the Treasury. The programme supports talented entrepreneurs in some of the UK's most deprived communities.

»»» Citizens Bank in the USA is working to extend its "Outstanding" Community Reinvestment Act rating to the newly acquired Charter One Bank.

»»» During 2004, the RBS Group established a partnership with Green-Works, a social enterprise, to ensure that all surplus Group furniture is recycled and reused by charities and educational establishments.

»»» We have reduced courier mileage by an estimated 5 million miles per annum saving 500,000 litres of fuel. 35 miles of paper per night has been saved through delivering internal reports to our customer facing divisions electronically. 65,752 pieces of IT equipment were recycled.

Community investment

There are three principal elements to the Group's Community Investment Programme: Education, Employment & Enterprise, and Employee Giving. The Programme focuses on helping excluded young people and communities realise their potential. The value of the Programme overall was £46 million in 2004, making it one of the largest in Europe.

Education

In 2004, our financial education programme, Face 2 Face With Finance, provided more than 5,000 lessons in financial education to over 150,000 pupils in 780 schools across the UK. We are the largest individual supporter to the Money Advice Trust, donating £1.8 million over three years to provide advice for 800,000 people in financial hardship.

Aimhigher roadshows, which promote the benefits of university education, reached 119,000 young people in the UK.

A new £3 million Supergrounds programme was announced to improve 450 primary school playgrounds.

Employment & enterprise

In November 2004, the Group announced a £5 million extension over three years to its partnership with The Prince's Trust. 800 employees volunteered for this good cause.

Our support for Fairbridge and The Prince's Trust is helping 45,000 disadvantaged young people to improve their opportunities and prospects.

40,000 single parents accessed free, confidential money advice through the RBS funded Lone Parent Helpline.

Employee giving

The RBS Give As You Earn scheme, which 'double matches' monthly donations from our employees, raised £6.4 million for 2,800 charities. Together with the Community Cashback Awards totalling £1.9 million, and the £1 million Christmas donation, the three schemes generated a record £9.3 million in charitable donations.


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DEPOSIT TO

Directors' report and summary financial statement

Contents

Governance and financial review

RBS

Board of directors and secretary


Sir George Mathewson


Sir Fred Goodwin


Sir Angus Grossart


Lord Vallance of Tummel


Lawrence Fish


Fred Watt


Gordon Pell


Archie Hunter


Joe MacHale


Charles 'Bud' Koch


Iain Robertson


Eileen Mackay


Jim Currie


Bob Scott


Colin Buchan


Sir Steve Robson


Peter Sutherland


Miller McLean, Secretary

Chairman
Sir George Mathewson (age 64)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)
Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also vice-president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers' Association.

Vice-chairmen
Lord Vallance of Tummel (age 61)
FCIBS
C
Appointed to the Board in January 1993 and as Vice-Chairman in March 1994, Lord Vallance is an experienced businessman who is currently chairman of the European Services Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 67)
CBE, DBA, LLD, FRSE, DL, FCIBS, D.Litt
C
Appointed to the Board in September 1985 and as Vice-Chairman in April 1996, Sir Angus Grossart is an advocate and Chartered Accountant with a career in merchant banking. He is chairman and chief executive of Noble Grossart Limited. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Sir Fred Goodwin (age 46)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C
Appointed to the Board in August 1998, Sir Fred Goodwin is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 60)
Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and numerous community organisations in the USA.

Gordon Pell (age 54)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 44)
FCIBS
C
Group Finance Director
Appointed to the Board in September 2000, Fred Watt is a Chartered Accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Colin Buchan* (age 50)
A (Acting Chairman), R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is vice-chairman of Standard Life Investments Limited and a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 63)
D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC and Total Holdings UK Limited, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 61)
A (Chairman Designate)
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/8. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles 'Bud' Koch (age 58)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was the chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004.

Joe MacHale* (age 53)
A
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Eileen Mackay* (age 61)
CB, FCIBS
A, R
Appointed to the Board in May 1996, Eileen Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and The British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 59)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets
Appointed to the Board in January 1993, Iain Robertson is a Chartered Accountant. He is chairman of British Empire Securities and General Trust plc, Cairn Capital Limited and BT Scotland, and a director of John Menzies plc.

Sir Steve Robson* (age 61)
A
Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

Bob Scott* (age 63)
CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. Bob Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 58)
KCMG
N
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 55)
FCIBS
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Remuneration report

Remuneration policy

The executive remuneration policy is kept under review by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company's annual general meeting in 2004. The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole.
- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer-term.
- Remuneration arrangements will strike an appropriate balance between fixed and performance related rewards. Performance related elements will comprise the major part of executive remuneration packages.
- Incentive plans and performance metrics will be structured to be robust through the business cycle.
- Remuneration arrangements will be designed to support the company's business strategy, to promote appropriate teamwork and to conform to best practice standards.

The non-executive directors' fees are reviewed annually by the Board, on the recommendation of the Chairman. Non-executive directors do not participate in any incentive or performance plan.

Components of executive remuneration

UK based directors

Salary

Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits

UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund ('the RBS Fund'). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, like other employees, executive directors are also eligible to participate in Sharesave, Buy As You Earn and the Group profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group's performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death in service benefits.

Short-term annual incentives

These typically focus from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. Individual UK-based executive directors normally have a maximum annual bonus potential of one times salary (one and a half times in the case of the Group Chief Executive), although for exceptional performance, as measured by the achievement of significant objectives, bonuses up to two times salary may be awarded.

Long-term incentives

The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders. Directors are encouraged to hold shares in the company and a culture of voluntary shareholding has been fostered, which has resulted in a number of executive directors building up substantial shareholdings over time.

Medium-term performance plan

The medium-term performance plan was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow grants of awards of up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders. The plan is highly geared to the company's relative performance. All awards under the plan are subject to three year performance targets, based on a combination of earnings per share and total shareholder return.

Options

The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for the annual grant of an option, typically of one and a quarter times salary with an upper maximum in appropriate circumstances of two and a half times salary, over shares at the market value at date of grant. Under the terms of his appointment, the Chairman is also eligible to participate in the executive share option scheme. No payment is made by the executive on the grant of an option award.

All executive share options are subject to a performance target, which is currently that the options are exercisable only if, over a three year period, the growth in the company's EPS has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a long-term test of performance. For awards made in 2004 onwards, there is no re-testing of the performance condition. The condition is reviewed annually. All previous awards have vested without re-testing.

US based director – Lawrence Fish
Lawrence Fish's total remuneration package was reviewed in 2004 by the Remuneration Committee as a result of the acquisition of Charter One and his changing RBS responsibilities in North America. In the review, the Remuneration Committee confirmed its overall policy in relation to his package is to ensure competitiveness with the market levels of total remuneration for chairmen and executives of US banks of similar size and complexity.

As a result of that review, proposals will be submitted at the annual general meeting to introduce a cash long term incentive plan, which will replace the Citizens Phantom 2000 Plan in which Mr Fish participated from 2001. Subject to agreement to these proposals, the total remuneration policy for him will be as follows:

Base salary will be set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance framework of the UK. In light of this policy, and having reviewed the relevant market data, Mr Fish's base salary was increased to US$1.5 million with effect from 1 October 2004.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

Short term performance rewards will take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. The normal maximum annual bonus potential will be two times salary, although additional amounts to a maximum of two times salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Long term incentives will consist of the following components:
- The two grants made under the Citizens Phantom 2000 Plan vested and will vest on 1 January 2005 and 1 January 2006, respectively. The value of units at the time of vesting is performance-linked and is based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector using price/earnings ratios of comparator US banks. This measure was chosen to establish a clear link between potential incentive and the performance of Citizens. No other grants will be made under this plan.
- A grant under the RBS medium-term performance plan within the levels, and on the same terms, available to UK based executives.
- A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives.
- A grant under the new Citizens Long Term Incentive Plan. Performance will be measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan will be set on an annual basis over the three year term of the grant.

In the event that the proposed new Citizens Long Term Incentive Plan is not approved, Mr Fish will participate in existing approved short and long term cash plans already operating in Citizens The existing approved Citizens Long Term Incentive Plan is a cash compensation plan designed to reward participants for achieving long-term financial results. A separate three year cycle commences each year. The maximum award payable to Mr Fish annually is 105 percent of his average salary over the previous three year period.

Performance graph – Total shareholder return



250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
RBS
FTSE 100
31 December 1999 = 100

The performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 1999.

Service contracts
The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. If it is necessary to provide a longer notice period when recruiting an individual, the contract will revert to 12 months in due course, as agreed on a case by case basis. Non-executive directors do not have service contracts and must retire by rotation and seek re-election by shareholders every three years.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. It will be the norm to include in those contracts standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.

Throughout the period, the Group has applied the Principles and Provisions relating to directors' remuneration as set out in the Combined Code. The full Remuneration Report is contained in the company's 2004 Report and Accounts. The remuneration of each director for the year ended 31 December 2004 is summarised in the tables below.

Directors' remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2004 Total £000	2003 Total £000
Chairman					
Sir George Mathewson	542	—	39	581	538
Executive directors					
Sir Fred Goodwin	990	1,500	32	2,522	1,916
Mr Fish	637	1,638	30	2,305	1,859
Mr McLuskie (retired 23 August 2004)	341	—	1	342	1,048
Mr Pell	670	721	12	1,403	1,307
Mr Watt	605	660	3	1,268	1,110

* includes 10% profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2004 Total £000	2003 Total £000
Vice-chairmen				
Lord Vallance of Tummel	100	—	100	100
Sir Angus Grossart	100	—	100	100
Emilio Botin (resigned 12 November 2004)	46	—	46	44
Mr Buchan	50	50	100	56
Dr Currie	50	10	60	54
Mr Hunter (appointed 1 September 2004)	17	5	22	—
Mr Inciarte (resigned 12 November 2004)	46	—	46	44
Mr Koch† (appointed 29 September 2004)	12	—	12	—
Mr MacHale (appointed 1 September 2004)	17	5	22	—
Miss Mackay	50	25	75	64
Mr Robertson	100	—	100	217*
Sir Steve Robson	50	15	65	54
Mr Scott	50	23	73	67
Mr Sutherland	50	3	53	44

* includes £167,000 in respect of Mr Robertson's service as an executive director. From 25 June 2003, Mr Robertson has carried out his role as Chairman, Corporate Banking and Financial Markets and as a director in a non-executive capacity. He also provides general advice on business issues to the Board and Board Committees as appropriate, including attendance as required at the Group Audit Committee and the Advances Committee. For these services Mr Robertson receives a fee of £100,000 per annum.

† In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives US$402,500 per annum.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Medium Term Performance Plan

	Scheme interests (share equivalents) at 1 January 2004	Awards granted in 2004	Market price on award £	Awards vested in 2004*	Market price on vesting £	Value of interests vested £	Awards excercised in 2004	Market price on excercise £	Share interest (share equivalents) at 31 December 2004	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	93,040		16.35						93,040	vested 31.12.03
	44,378		18.59	33,855	17.52	593,140			33,855	vested 31.12.04
	78,398		17.22						78,398	31.12.05
		86,506	17.34						86,506	31.12.06
	215,816								291,799	
Mr Fish	—	35,274	17.34						35,274	31.12.06
Mr McLuskie**	49,621		16.35				49,621	16.49	—	vested 31.12.03
	23,399		18.59	17,851	17.52	312,750			17,851	vested 31.12.04
	28,456		17.22						28,456	31.12.05
	101,476								46,307	
Mr Pell	62,026		16.35				40,000	17.12	22,026	vested 31.12.03
	29,585		18.59	22,570	17.52	395,426			22,570	vested 31.12.04
	35,715		17.22						35,715	31.12.05
		37,774	17.34						37,774	31.12.06
	127,326								118,085	
Mr Robertson	77,533	—	16.35						77,533	vested 31.12.03
Mr Watt	49,621		16.35				49,621	14.71	—	vested 31.12.03
	24,744		18.59	18,877	17.52	330,725			18,877	vested 31.12.04
	30,488		17.22						30,488	31.12.05
		34,603	17.34						34,603	31.12.06
	104,853								83,968	

* Awards were granted on 11 April 2002 and vested at 76.29% at the end of the performance period on 31 December 2004.

** The exercise and vesting of awards in 2004 for Mr McLuskie occurred after his retirement from the Board on 23 August 2004.

Note:
The vesting of option-based awards under the MPP does not trigger any payment to participants. Values shown at the time of vesting in the above table illustrate the potential value of the award at that time. For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year.

Phantom 2000 Plan

	Phantom 2000 units at 1 January 2004	Awards granted during year: Units awarded during year	Awards granted during year: Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during the year	Phantom 2000 units at 31 December 2004
Mr Fish	1,000,000			01.01.04		1,000,000
	1,000,000			01.01.05		1,000,000
	2,000,000					2,000,000

No variation was made to any of the terms of the plan during the year.

Citizens Long Term Incentive Plan

	Interests at 1 January 2004	Awards granted during year	Benefits received during the year	Interests at 31 December 2004
Mr Fish	LTIP* awards for the 3 year periods: 01.01.01 – 31.12.03, 01.01.02 – 31.12.04, 01.01.03 – 31.12.05	LTIP award for the 3 year period: 01.01.04 – 31.12.06	LTIP award for the 3 year period: 01.01.01 – 31.12.03 was US$1,020,831	LTIP* awards for the 3 year periods: 01.01.02 – 31.12.04, 01.01.03 – 31.12.05, 01.01.04 – 31.12.06

* Under the cash LTIP, target payment is 60% of average salary over the three year period, maximum payment is 105% of average salary. No variation was made to any of the terms of the plan during the year.

Summary financial statement

Important note
This summary financial statement is a summary of information in the 2004 Report and Accounts. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the company or of the Group. For further information, the 2004 Report and Accounts, the auditors' report on those accounts and the report of the directors should be consulted. A copy of the 2004 Report and Accounts may be obtained, free of charge, from the company's registrar at the address shown on page 68. All shareholders receive the Annual Review and Summary Financial Statement. Shareholders who also wish to receive the Report and Accounts should complete (if they have not done so previously) the request card which accompanies this document and return it to the company's registrar.

Change in accounting policy
Financial Reporting Standard 17 'Retirement Benefits' (FRS 17) supersedes Statement of Standard Accounting Practice 24 'Pension costs' (SSAP24) and the Urgent Issues Task Force Abstract 6 'Accounting for post-retirement benefits other than pensions'. All the disclosure requirements of FRS 17 were adopted by the Group in its 2002 financial statements. The Group has implemented the recognition and measurement provisions of FRS 17 in 2004 in the light of the introduction of International Financial Reporting Standards from 1 January 2005; the measurement principles in the equivalent international accounting standard (IAS 19 'Employee Benefits') are similar to those in FRS 17. The prior year has been restated.

The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on page 64, these items are included in operating expenses.

Summary consolidated profit and loss account

for the year ended 31 December 2004

	2004 £m	2003* £m
Net interest income	9,208	8,301
Non-interest income (excluding general insurance)	8,602	7,857
General insurance net premium income	4,944	3,123
Non-interest income	13,546	10,980
Total income	22,754	19,281
Operating expenses	9,662	8,524
Profit before other operating charges	13,092	10,757
General insurance net claims	3,480	2,195
Operating profit before provisions	9,612	8,562
Provisions	1,511	1,494
Profit before tax, goodwill amortisation and integration costs	8,101	7,068
Goodwill amortisation	915	763
Integration costs**	269	229
Profit before tax	6,917	6,076
Tax	2,155	1,888
Profit after tax	4,762	4,188
Minority interests (including non-equity)	250	210
Preference dividends	256	261
	4,256	3,717
Additional Value Shares dividend	—	1,463
Profit attributable to ordinary shareholders	4,256	2,254
Ordinary dividends	1,837	1,490
Retained profit	2,419	764
Basic earnings per ordinary share	138.0p	76.9p
Adjusted earnings per ordinary share	172.5p	157.2p

* restated (see above).

** Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest and the cost of integrating the various acquisitions made by the Group in 2004.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2004, the company has complied in all material respects with the provisions set out in the revised Combined Code on Corporate Governance and the Smith Guidance issued by the Financial Reporting Council in July 2003.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies with securities registered in the US. The Group complies with all sections of the Sarbanes-Oxley Act of 2002 currently applicable.

A full explanation of how these principles are applied is contained in the corporate governance and remuneration reports in the Group's 2004 Report and Accounts.

Summary directors' report

Activities and business review
A review of the activities and business of the Group for the year ended 31 December 2004, of recent events and of likely future developments is contained on pages 4 to 54.

Directors
Photographs and biographical details of the directors are shown on pages 56 and 57.

Report of the auditors
The auditors' report on the full accounts for the year ended 31 December 2004 was unqualified and did not include a statement under sections 237(2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Independent auditors' statement

to the members of The Royal Bank of Scotland Group plc

We have examined the summary financial statement which comprises the summary directors' report, the summary consolidated profit and loss account and balance sheet and the remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the remuneration report of The Royal Bank of Scotland Group plc for the year ended 31 December 2004 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
23 February 2005

Summary consolidated profit and loss account – statutory basis

for the year ended 31 December 2004

	2004 £m	2003* £m
Net interest income	9,208	8,301
Non-interest income (excluding general insurance)	8,602	7,857
General insurance net premium income	4,944	3,123
Non-interest income	13,546	10,980
Total income	22,754	19,281
Administrative expenses	8,824	7,834
Depreciation and amortisation		
– tangible fixed assets	1,107	919
– goodwill	915	763
Operating expenses**	10,846	9,516
Profit before other operating charges	11,908	9,765
General insurance net claims	3,480	2,195
Operating profit before provisions	8,428	7,570
Provisions	1,511	1,494
Profit on ordinary activities before tax	6,917	6,076
Tax on profit on ordinary activities	2,155	1,888
Profit on ordinary activities after tax	4,762	4,188
Minority interests (including non-equity)	250	210
Profit after minority interests	4,512	3,978
Preference dividends	256	261
	4,256	3,717
Additional Value Shares dividend	—	1,463
Profit attributable to ordinary shareholders	4,256	2,254
Ordinary dividends	1,837	1,490
Retained profit	2,419	764
Earnings per 25p ordinary share	138.0p	76.9p
Additional Value Shares dividend	—	49.9p
	138.0p	126.8p
Goodwill amortisation	28.7p	25.0p
Integration costs	5.8p	5.4p
Adjusted earnings per 25p ordinary share	172.5p	157.2p
Diluted earnings per 25p ordinary share	136.9p	76.3p

* restated (see page 62).

** Integration costs included in operating expenses comprise:

	2004 £m	2003 £m
Administrative expenses	267	229
Depreciation	2	—
	269	229

Directors' remuneration

	2004 £000	2003 £000
Non-executive directors – emoluments	874	759
Chairman and executive directors – emoluments	8,421	7,945
– contributions and allowances in respect of defined contribution pension schemes	178	164
	9,473	8,868
– amounts receivable under long-term incentive plans	2,189	6,056
– gains on exercise of share options	5	2
	11,667	14,926

Retirement benefits are accruing to five directors (2003 – six) under defined benefit schemes, two (2003 – two) of whom also accrued benefits under defined contribution schemes.

The comparative figures for directors' remuneration in 2003 include remuneration of directors who did not serve during the year ended 31 December 2004.

Summary consolidated balance sheet

at 31 December 2004

	2004 £m	2003* £m
Assets		
Cash and balances at central banks	4,293	3,822
Items in the course of collection from other banks	2,629	2,501
Treasury bills and other eligible bills	6,110	4,846
Loans and advances to banks	58,260	51,891
Loans and advances to customers	345,469	252,531
Debt securities	91,211	79,949
Equity shares	2,960	2,300
Intangible fixed assets	17,576	13,131
Tangible fixed assets	16,294	13,927
Other assets, prepayments and accrued income	34,865	25,973
	579,667	450,871
Long-term assurance assets attributable to policyholders	3,800	3,557
Total assets	583,467	454,428
Liabilities		
Deposits by banks	99,081	67,323
Items in the course of transmission to other banks	802	958
Customer accounts	285,062	236,963
Debt securities in issue	58,960	41,016
Other liabilities, accruals and deferred income and provisions	79,702	58,802
Subordinated liabilities including convertible debt	20,366	16,998
Minority interests (including non-equity)	3,829	2,713
Called up share capital	822	769
Share premium account	12,964	8,175
Merger reserve	10,307	10,881
Other reserves	457	419
Revaluation reserve	92	7
Profit and loss account	7,223	5,847
Shareholders' funds		
– equity	27,345	23,175
– non-equity	4,520	2,923
	579,667	450,871
Long-term assurance liabilities to policyholders	3,800	3,557
Total liabilities	583,467	454,428
Memorandum items		
Contingent liabilities and commitments	196,870	154,557

At 31 December 2004, provisions for bad and doubtful debts amounted to £4,228 million (2003 – £3,929 million).

* restated (see page 62).

The summary financial statement on pages 62 to 65 was approved by the Board of directors on 23 February 2005.

Sir George Mathewson
Chairman

Sir Fred Goodwin
Group Chief Executive

Fred Watt
Group Finance Director

Analyses of ordinary shareholders

at 31 December 2004

	shareholdings	millions	% of total
Individuals	170,022	237.9	7.5
Banks and nominee companies	23,731	2,762.7	87.1
Investment trusts	145	0.8	—
Insurance companies	339	11.6	0.4
Other companies	2,200	144.7	4.5
Pension trusts	37	9.6	0.3
Other corporate bodies	104	5.3	0.2
	196,578	3,172.6	100.0
Range of shareholdings:			
1–1,000	129,864	45.2	1.4
1,001–10,000	61,136	166.0	5.2
10,001–100,000	4,161	105.6	3.4
100,001–1,000,000	1,041	338.9	10.7
1,000,001–10,000,000	326	926.7	29.2
10,000,001 *and over*	50	1,590.2	50.1
	196,578	3,172.6	100.0

Financial calendar

Annual general meeting	20 April 2005 at 2.00 pm, Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh
Interim results	4 August 2005
Dividends	
Payment dates:	
*Ordinary shares (2004 Final)	3 June 2005
Ordinary shares (2005 Interim)	October 2005
Cumulative preference shares	31 May and 30 December 2005
Non-cumulative dollar preference shares	*31 March, 30 June, 30 September and 30 December 2005*
Ex-dividend dates:	
*Ordinary shares (2004 Final)	9 March 2005
Cumulative preference shares	4 May 2005
Record dates:	
*Ordinary shares (2004 Final)	11 March 2005
Cumulative preference shares	6 May 2005

*If the necessary approvals are obtained from shareholders at the annual general meeting on 20 April 2005, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Corporate Responsibility Report
If you wish to obtain a copy please contact:

Corporate Responsibility
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE

It is also available on our website at *www.rbs.com/crreports*

Investor Relations
Shareholders can access updated information on RBS via www.rbs.com/ir

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London W1K 3HN
Tel: 020 7337 0501
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from the UK Inland Revenue or your local tax office.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982 the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982 the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and Inland Revenue practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009

Group Secretariat
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE
Telephone: 0131 523 0944
Facsimile: 0131 557 6140

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Registered in Scotland No. 45551

Website
www.rbs.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By: 
Name: Hew Campbell
Title: Deputy Secretary